As filed with the Securities and Exchange Commission on June 18, 2004

Registration No. 333-114877

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LYONDELL CHEMICAL COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	2869	95-4160558
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1221 McKinney Street, Suite 700 Houston, Texas 77010 (713) 652-7200	Kerry A. Galvin Senior Vice President, General Counsel and Secretary 1221 McKinney Street, Suite 700 Houston, Texas 77010 (713) 652-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen A. Massad Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	C. William Carmean Millennium Chemicals Inc. 20 Wight Avenue, Suite 100 Hunt Valley, Maryland 21030 (410) 229-4400	Ellen J. Odoner Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York (212) 310-8000

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective and all other conditions under the Agreement and Plan of Merger included as Annex A to the enclosed joint proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 18, 2004

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Lyondell and Millennium shareholders:

As we previously announced, our boards of directors have approved a transaction that will combine our two companies to create the third largest, independent publicly traded U.S. chemical company and consolidate ownership of our Equistar Chemicals, LP joint venture.

In the proposed transaction, holders of Millennium common stock will receive between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock held, depending on the average of the volume-weighted daily average sale prices of Lyondell common stock for the 20 trading days ending on the third trading day before closing. Existing Lyondell shares will remain outstanding. Shareholders are urged to obtain current market quotations for Lyondell common stock (NYSE symbol “LYO”) and Millennium common stock (NYSE symbol “MCH”).

The combined company will be named Lyondell Chemical Company and have headquarters in Houston, Texas. Lyondell shareholders will own approximately 72% of the combined company and Millennium shareholders will own approximately 28%, based on the number of Lyondell’s and Millennium’s outstanding shares on May 31, 2004 and the closing price of Lyondell common stock on May 28, 2004. Dan F. Smith, Lyondell’s President and Chief Executive Officer, will be the President and Chief Executive Officer of the combined company. At closing, two independent members of Millennium’s current board of directors will join Lyondell’s board.

In connection with the proposed transaction, Lyondell is asking its shareholders to approve (1) the issuance of shares of Lyondell common stock to Millennium shareholders and (2) an amended and restated certificate of incorporation increasing the number of authorized Lyondell shares. Lyondell is also seeking approval of the amendment and restatement of its 1999 incentive plan. Lyondell’s board of directors unanimously recommends that the Lyondell shareholders approve these proposals. In connection with the proposed transaction, Millennium is asking its shareholders to adopt the Agreement and Plan of Merger dated March 28, 2004, which governs the proposed transaction. Millennium’s board of directors unanimously recommends that the Millennium shareholders adopt the agreement and plan of merger and thereby approve the transactions contemplated in the agreement and plan of merger.

In considering the recommendation of your company’s board of directors, you should be aware that directors and officers of Lyondell and Millennium have interests in the proposed transaction that are different from, or are in addition to, the interests of Lyondell and Millennium shareholders generally, and that these directors and officers will directly benefit if the proposed transaction is completed. These interests and benefits are described in the attached joint proxy statement/prospectus.

We have scheduled separate meetings to be held on                 , 2004 for our respective shareholders to vote on these proposals. The times and places of the meetings are set forth in the attached notices.

This document provides you with detailed information about the proposed transaction, the proposals and the shareholder meetings. You can also obtain financial and other information about Lyondell and Millennium from documents they have filed with the Securities and Exchange Commission. We encourage you to carefully read this entire document and the documents attached hereto and incorporated herein by reference before voting, particularly the section entitled “ Risk Factors” beginning on page 24.

Dan F. Smith

President and Chief Executive Officer

Lyondell Chemical Company

Robert E. Lee

President and Chief Executive Officer

Millennium Chemicals Inc.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares of Lyondell common stock to be issued in the proposed transaction or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus dated             , 2004 and the related forms of proxy are intended to be sent to the shareholders of Lyondell and Millennium on or about             , 2004.

LYONDELL CHEMICAL COMPANY

1221 McKinney Street, Suite 700

Houston, Texas 77010

(713) 652-7200

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                    , 2004

To our shareholders:

We will hold a special meeting of the shareholders of Lyondell Chemical Company in Lyondell’s General Assembly Room, 42nd Floor, One Houston Center, 1221 McKinney Street, in Houston, Texas, at             on             ,                , 2004, for the following purposes, as more fully described in the attached joint proxy statement/prospectus:

(1)	To consider and approve a proposal to issue Lyondell common stock to the shareholders of Millennium Chemicals Inc. in connection with the transaction contemplated by the Agreement and Plan of Merger, dated March 28, 2004, among Lyondell, Millennium Chemicals Inc. and Millennium Subsidiary LLC, a wholly owned subsidiary of Millennium.

(2)	To consider and approve a proposal to amend and restate Lyondell’s certificate of incorporation to increase the authorized Lyondell shares (excluding preferred stock) from 420 million shares to 500 million shares.

Note: Approval of both Proposals (1) and (2) is a condition to closing the proposed transaction.

(3)	To consider and approve a proposal to amend and restate Lyondell’s 1999 incentive plan.

(4)	To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Lyondell’s board of directors has carefully reviewed and considered the terms of the proposed transaction, the proposed amended and restated certificate of incorporation and the proposed amended and restated 1999 incentive plan. Lyondell’s board of directors unanimously recommends that Lyondell shareholders vote “FOR” (1) the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction, (2) the proposed amended and restated certificate of incorporation of Lyondell and (3) the proposed amended and restated 1999 incentive plan of Lyondell. In considering the recommendation of Lyondell’s board of directors, you should be aware that directors and officers of Lyondell have interests in the proposed transaction that are different from, or in addition to, the interests of Lyondell shareholders generally, and that these directors and officers will directly benefit if the proposed transaction is completed. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Lyondell’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the amendment and restatement of Lyondell’s certificate of incorporation.

Lyondell shareholders of record at the close of business on                 , 2004 will be entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof.

Attendance at the meeting is limited to Lyondell shareholders. Admission will be on a first-come, first-serve basis. Registration will begin at      a.m. and the meeting will begin at          a.m. Each shareholder holding shares in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you may be asked to present valid picture identification, such as a driver’s license or passport.

Your vote is very important. Please read the attached joint proxy statement/prospectus. Then, please submit a proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy (1) over the Internet, (2) by telephone or (3) by mail. For specific instructions regarding submitting a proxy, please see the instructions on the enclosed proxy card. You may revoke your proxy at any time before it is voted at the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Kerry A. Galvin	Houston, Texas
Secretary	, 2004

MILLENNIUM CHEMICALS INC.

20 Wight Avenue, Suite 100

Hunt Valley, Maryland 21030

(410) 229-4400

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                , 2004

To our shareholders:

We will hold a special meeting of the shareholders of Millennium Chemicals Inc. at Millennium’s offices, 20 Wight Avenue, Hunt Valley, Maryland 21030, at                  on                ,                 , 2004, for the following purposes, as more fully described in the attached joint proxy statement/prospectus:

(1)	To consider and approve a proposal to adopt the Agreement and Plan of Merger, dated March 28, 2004, among Lyondell Chemical Company, Millennium and Millennium Subsidiary LLC, a wholly owned subsidiary of Millennium, pursuant to which Millennium Subsidiary will merge with and into Millennium, and Millennium will become a wholly owned subsidiary of Lyondell.

(2)	To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Millennium’s board of directors has carefully reviewed and considered the terms of the proposed transaction and unanimously recommends that Millennium shareholders vote “FOR” the adoption of the agreement and plan of merger. In considering the recommendation of Millennium’s board of directors, you should be aware that directors and officers of Millennium have interests in the proposed transaction that are different from, or in addition to, the interests of Millennium shareholders generally, and that these directors and officers will directly benefit if the proposed transaction is completed. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Millennium’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger.

Millennium shareholders of record at the close of business on                 , 2004 will be entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof.

Attendance at the meeting is limited to Millennium shareholders. Admission will be on a first-come, first-serve basis. Registration will begin at          a.m. and the meeting will begin at          a.m. Each shareholder holding shares in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you may be asked to present valid picture identification, such as a driver’s license or passport.

Your vote is very important. Please read the attached joint proxy statement/prospectus. Then, please submit a proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy (1) over the Internet, (2) by telephone or (3) by mail. For specific instructions regarding submitting a proxy, please see the instructions on the enclosed proxy card. You may revoke your proxy at any time before it is voted at the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

C. William Carmean	Hunt Valley, Maryland
Secretary	, 2004

HOW TO OBTAIN ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Lyondell and Millennium from other documents that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 173 for a listing of documents incorporated by reference. This information is available to you without charge upon your written or oral request. You also can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov.

Lyondell documents are available to any person, including any beneficial owner of Lyondell common stock, upon request directed to Lyondell’s Investor Relations department, Lyondell Chemical Company, 1221 McKinney Street, Suite 700, Houston, Texas 77010, telephone (713) 309-4590.

Millennium documents are available to any person, including any beneficial owner of Millennium common stock, upon request directed to Millennium’s Investor Relations department, Millennium Chemicals Inc., 20 Wight Avenue, Suite 100, Hunt Valley, Maryland 21030, telephone (410) 229-8113.

To ensure timely delivery of these documents, any request by Lyondell shareholders or Millennium shareholders should be made by             , 2004. The exhibits to these documents will generally not be made available unless they are specifically incorporated by reference in this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION	1
WHO CAN HELP ANSWER QUESTIONS	6
SUMMARY	7
The Companies	7
Risk Factors	7
Structure of the Proposed Transaction	8
Organizational Structure After the Proposed Transaction	9
The Lyondell Special Meeting	9
Lyondell Vote Required for Approval of the Issuance of Shares of Lyondell Common Stock to Millennium Shareholders in Connection with the Proposed Transaction	10
Lyondell Vote Required for Approval of the Amended and Restated Certificate of Incorporation	10
Lyondell Vote Required for Approval of the Amended and Restated 1999 Incentive Plan	10
Recommendation to Lyondell’s Shareholders	10
The Millennium Special Meeting	11
Millennium Vote Required to Adopt the Agreement and Plan of Merger	11
Recommendation to Millennium’s Shareholders	11
Opinion of Citigroup Global Markets Inc., Lyondell’s Financial Advisor	12
Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors	12
Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors	13
Interests of Certain Persons in the Proposed Transaction	13
Summary of the Agreement and Plan of Merger	14
Bank Facility Amendments	16
Governance of Lyondell After the Proposed Transaction	16
Regulatory Matters	16
Accounting Treatment	17
Material U.S. Federal Income Tax Consequences	17
Restrictions on the Ability to Sell Lyondell Common Stock	17
No Appraisal Rights	17
Comparison of Rights of Shareholders	18

i

Market Price and Dividend Information	18
Listing of Lyondell Common Stock	19
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF LYONDELL	20
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF MILLENNIUM	21
UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL DATA	22
UNAUDITED COMPARATIVE HISTORICAL PER SHARE DATA AND UNAUDITED PRO FORMA PER SHARE DATA	23
RISK FACTORS	24
Risks Relating to the Proposed Transaction	24
Lyondell and Millennium may not achieve the expected benefits of the proposed transaction.	24
The combined company may face difficulties in integrating the operations of Lyondell and Millennium.	24
The market price of the shares of Lyondell common stock to be received in the proposed transaction will fluctuate and you may not know the precise exchange ratio at the time you vote on the proposals.	24
The increase in trading activity resulting from the increase in shares of Lyondell common stock outstanding after the proposed transaction could cause volatility in the market price of Lyondell common stock, and sales of large amounts of Lyondell common stock following the proposed transaction could result in a decline in the market price of Lyondell common stock.	25
The interests of directors and executive officers of Lyondell and Millennium may differ from, or be in addition to, those of the Lyondell shareholders and Millennium shareholders, respectively.	25
The combined company will incur significant costs as a result of the proposed transaction.	26
Risks Relating to Debt of the Combined Company Following the Proposed Transaction	26
The combined company’s consolidated balance sheet will be highly leveraged and it will have risks resulting from significant amounts of debt.	26
After the proposed transaction, Lyondell, Millennium and their joint ventures will each continue to require a significant amount of cash to service their indebtedness, and the ability of each of them to generate cash will depend on many factors beyond their control.	27
Debt and other agreements will restrict the ability of Lyondell, Millennium and Equistar to take certain actions and will require Lyondell and Millennium to maintain certain financial ratios. Failure to comply with these requirements could result in acceleration of debt.	28
Debt covenants will limit transfer of cash between Lyondell, Millennium, Equistar and LCR.	29
If Lyondell’s operations do not generate the additional cash needed to pay the additional dividends payable as a result of the issuance of shares in the proposed transaction and any shares of Lyondell common stock issued in the future, and Lyondell is unable to or does not obtain such cash from its joint ventures or Millennium, then Lyondell will have to either fund the additional dividends using available cash or the proceeds of external financing, if available, or reduce its per share dividend.	30
Without a standby credit facility or alternative financing, Millennium may not have sufficient funds to repurchase any of its 9.25% notes tendered pursuant to a change in control provision in the indenture governing those notes that will be triggered by the proposed transaction.	31
Risks Relating to the Businesses of the Combined Company	31
The cyclicality of the chemical and refining industries may cause significant fluctuation in the combined company’s operating results.	31
Costs of raw materials and energy may result in increased operating expenses and reduced results of operations.	31
Millennium has a limited number of suppliers for some of its raw materials, and if one of these suppliers were unable to meet its obligations, Millennium could incur supply shortages or price increases for its raw materials.	32
Lyondell, Millennium and Equistar will continue to sell commodity products in highly competitive markets and face significant price pressure.	32
External factors beyond the control of Lyondell, Millennium and their respective joint ventures can cause fluctuations in demand for their products and in their prices and margins, which may result in lower operating results.	32

Operating problems in the businesses of Lyondell, its subsidiaries (including Millennium after the closing) or joint ventures may result in lower operating results.	33
The combined company’s international operations will be subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to non-U.S. operations.	34
LCR’s crude oil supply agreement with PDVSA Petroléo, S.A. (PDVSA Oil) is important to LCR’s operations because it reduces the volatility of earnings and cash flow. The agreement is currently subject to litigation and subject to the risk of enforcing judgments against non-U.S. affiliates of a sovereign nation and force majeure risks.	35
After the proposed transaction, Lyondell and its subsidiaries (including Millennium) will continue to pursue acquisitions, dispositions and joint ventures.	36
Lyondell’s and Millennium’s and their subsidiaries’ and joint ventures’ operations and assets are, and, after the proposed transaction, will remain, subject to extensive environmental, health and safety and other laws and regulations.	36
Pending or future legislative initiatives may reduce Lyondell’s MTBE sales.	39
Proceedings relating to the alleged exposure to lead-based paints and lead pigments could require Millennium to expend material amounts in litigation and settlement costs and judgments.	39
Risks Relating to Failure to Complete the Proposed Transaction	40
If the proposed transaction does not occur, neither company will benefit from the expenses it has incurred in pursuit of the proposed transaction and either company may be subject to a termination fee.	40
Failure to complete the proposed transaction could cause Lyondell’s or Millennium’s stock price to decline.	40
DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS	41
INDUSTRY AND OTHER INFORMATION	43
Lyondell	43
Millennium	43
THE SPECIAL MEETINGS	44
Date, Time and Place of the Special Meetings	44
Purpose of the Special Meetings and Required Vote	44
Record Date, Shares Entitled to Vote and Quorum	45
Effect of Abstentions and Broker Non-Votes	46
Proxies	47
PROPOSALS TO APPROVE THE PROPOSED TRANSACTION	49
Structure of the Proposed Transaction	49
Recommendation of Lyondell’s Board of Directors	49
Recommendation of Millennium’s Board of Directors	50
Background of the Proposed Transaction	50
Lyondell’s Reasons for the Proposed Transaction	58
Millennium’s Reasons for the Proposed Transaction	60
Certain Financial Forecasts	63
Opinion of Citigroup Global Markets Inc., Lyondell’s Financial Advisor	65
Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors	74
Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors	84
Interests of Certain Persons in the Proposed Transaction	91
Exchange of Millennium Common Stock Certificates for Lyondell Common Stock Certificates	98
No Appraisal Rights	99
Regulatory Approvals	99
Bank Facility Amendments	99
Millennium Standby Facility	99
Stock Exchange Listings	100
Material U.S. Federal Income Tax Consequences of the Proposed Transaction	100
Accounting Treatment	103
Conversion of Millennium Stock Options and Assumption of Plans	103
Employee Benefits Matters	103

ANNEXES:

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Citigroup Global Markets Inc.
Annex C	Opinion of J.P. Morgan Securities Inc.
Annex D	Opinion of UBS Securities LLC
Annex E	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company
Annex F	Lyondell Chemical Company Amended and Restated 1999 Incentive Plan

v

LYONDELL SHARES

Lyondell has two series of common stock outstanding: original common stock, par value $1.00 per share, which trades on the New York Stock Exchange, and Series B common stock, par value $1.00 per share, which is not publicly traded. In this joint proxy statement/prospectus:

•	The term “Lyondell common stock” refers only to shares of Lyondell original common stock.

•	The term “Lyondell Series B common stock” refers only to shares of Lyondell Series B common stock.

•	The term “Lyondell shares” refers to shares of Lyondell’s original common stock and Lyondell’s Series B common stock as a single class.

Holders of Lyondell common stock and Lyondell Series B common stock vote together as one class. For more information about the relative rights of the two series, see “Description of Lyondell Capital Stock” beginning on page 133.

In the proposed transaction, holders of Millennium common stock will receive shares of Lyondell common stock.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION

This question-and-answer section highlights selected information included in this joint proxy statement/ prospectus but does not contain all of the information that is important to you as a Lyondell or Millennium shareholder. You should carefully read this entire joint proxy statement/prospectus, including the Annexes, and the other documents Lyondell and Millennium refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, Lyondell and Millennium incorporate by reference important business and financial information about Lyondell and Millennium into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 173.

Q:    What is the proposed transaction?

A:    On March 28, 2004, Lyondell, Millennium, and Millennium Subsidiary LLC, a wholly owned subsidiary of Millennium, entered into an agreement and plan of merger providing for a stock-for-stock business combination. The agreement provides that Millennium Subsidiary will merge into Millennium, subject to the conditions in the agreement. In the merger, Millennium’s common stock will be converted into the right to receive Lyondell common stock, and one share of Millennium preferred stock (valued at approximately $1,000) to be issued to Lyondell immediately before the merger will be converted into common stock of Millennium. As a result, Millennium will become a wholly owned subsidiary of Lyondell.

Q:    Why are Lyondell and Millennium proposing the transaction?

A:    Completing the proposed transaction will create the third largest, independent publicly traded U.S. chemical company, with leading positions in propylene oxide and derivatives, ethylene, propylene, polyethylene, titanium dioxide (TiO2) and acetyls, and will consolidate Lyondell’s and Millennium’s ownership of their Equistar Chemicals joint venture. Well positioned globally, the combined company will have significant leverage to the petrochemical cycle, allowing the shareholders to take better advantage of a recovery in the petrochemical cycle. Lyondell and Millennium believe that the synergies captured through the integration of the operations of the two companies, and the size, breadth and depth of the larger combined company, will allow for greater future cash generation than either company could achieve on a stand-alone basis. Accordingly, the respective boards of directors of Lyondell and Millennium believe that the proposed transaction will benefit the shareholders of both companies, and Lyondell and Millennium ask for your support in voting for the proposals at their respective special meetings.

Q:    How will the number of shares to be issued to Millennium shareholders be determined?

A:    As described in “Summary of the Agreement and Plan of Merger—The Exchange Ratio” beginning on page 109, Millennium shareholders will receive between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock, depending on the average of the volume-weighted average sale prices of Lyondell common stock for the 20 trading days ending on the third trading day before the closing of the proposed transaction. Millennium shareholders will receive 0.95 of a share of Lyondell common stock for each share of Millennium common stock if that average price is $20.50 or greater and 1.05 shares of Lyondell common stock if that average price is $16.50 or less. Between these two average prices, the exchange ratio will be proportionately adjusted between 0.95 and 1.05. Millennium shareholders will receive cash for fractional shares of Lyondell common stock, net of expenses.

If the average of the volume-weighted average sale prices of Lyondell common stock for the 20 trading days ending on the third trading day before the closing of the proposed transaction is $16.50 or less, Lyondell will issue to Millennium shareholders approximately 69 million shares of Lyondell common stock, based on the number of Millennium shares outstanding as of May 31, 2004. If the average is $20.50 or higher, Lyondell will issue approximately 62 million shares of Lyondell common stock to Millennium shareholders, based on the number of Millennium shares outstanding as of May 31, 2004. If the closing had occurred on June 1, 2004, the exchange ratio would have been 1.05 shares of Lyondell common stock for each share of Millennium common stock outstanding, and, based on the number of Millennium shares outstanding as of May 31, 2004, Lyondell would have issued approximately 69 million shares of Lyondell common stock to Millennium shareholders. For purposes of this joint proxy statement/prospectus, the number of Millennium shares outstanding includes 418,040 shares held in Millennium’s rabbi trusts at May 31, 2004 for distribution to current and former employees.

The actual exchange ratio and the number of shares of Lyondell common stock to be issued at closing may differ from this example because the actual exchange ratio will not be determinable until the third trading day before the closing of the proposed transaction. In addition, the number of shares issued would be increased by 1.9 to 2.1 million (depending on the exchange ratio) if all of Millennium’s outstanding stock options (including 0.4 million of options with an exercise price in excess of the May 31, 2004 market price) are exercised for shares before closing and by an additional 10.5 to 11.6 million (depending on the exchange ratio) if Millennium’s convertible debentures become convertible and are converted before closing. The debentures are not currently convertible and will become convertible only under specified circumstances, including circumstances related to the market price of Millennium common stock (or, after the proposed transaction, Lyondell common stock) and the market price and credit ratings of the convertible debentures.

Q:    What matters will be considered at the special meetings?

A:    Lyondell Shareholders:  At the Lyondell special meeting, Lyondell shareholders will be asked to vote “FOR” (1) the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction, (2) the amended and restated certificate of incorporation of Lyondell increasing the authorized Lyondell shares (excluding preferred stock) from 420 million to 500 million shares, and (3) the amended and restated 1999 incentive plan of Lyondell. Approval of Proposals (1) and (2) is a condition to closing the proposed transaction. Approval of Proposal (3) is not a condition to the proposed transaction.

Millennium Shareholders:  At the Millennium special meeting, Millennium shareholders will be asked to adopt the agreement and plan of merger. Approval of this proposal is a condition to closing the proposed transaction.

Q:    Why does Lyondell want to increase the number of authorized Lyondell shares?

A:    Lyondell currently is authorized to issue 340 million shares of Lyondell common stock and 80 million shares of Lyondell Series B common stock. As of May 31, 2004, approximately 140.6 million shares of Lyondell common stock were issued and outstanding and approximately 43.4 million shares were reserved for issuance upon conversion of outstanding shares of Lyondell Series B common stock to shares of Lyondell common stock and in connection with outstanding warrants. We anticipate reserving approximately 78 million to 87 million shares of Lyondell common stock to be issued in connection with the proposed transaction (including shares to be reserved for issuance in connection with Millennium’s stock options and convertible debentures). Accordingly, after the increase in authorized shares and completion of the proposed transaction, the number of authorized but unissued and unreserved shares of Lyondell common stock will not be significantly different from what it is today. For more detail, please see “Proposal to Approve the Amended and Restated Certificate of Incorporation of Lyondell” beginning on page 106.

Q:    Why is Lyondell shareholder approval necessary to issue Lyondell common stock to Millennium’s shareholders?

A:    Lyondell’s listing agreement with the New York Stock Exchange requires shareholder approval for the issuance of shares of common stock equal to 20% or more of the issued and outstanding Lyondell shares. Lyondell will issue a number of shares of Lyondell common stock exceeding that amount to Millennium shareholders in the proposed transaction.

Q:    What vote is required to approve the proposals?

A:    Lyondell Shareholders:  In order to approve Lyondell Proposal (1) to issue Lyondell common stock to Millennium shareholders in connection with the proposed transaction and Lyondell Proposal (3) to amend and restate Lyondell’s 1999 incentive plan, the affirmative vote of at least a majority of the votes cast thereon at the special meeting is required, provided the total votes cast represent at least 50% of the outstanding Lyondell shares. In order to approve Lyondell Proposal (2) to amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares, the affirmative vote of at least a majority of the outstanding Lyondell shares is required. In each case, all outstanding Lyondell shares, including shares of Lyondell Series B common stock, will vote as a single class.

Millennium Shareholders:  In order to approve the Millennium proposal to adopt the agreement and plan of merger, the affirmative vote of at least a majority of the outstanding shares of Millennium common stock is required.

Q:    When will the closing occur?

A:    The closing will occur shortly after the shareholder meetings, assuming that the necessary shareholder approvals are obtained and all other conditions have been satisfied or waived.

Q:    What do I need to do now?

A:    Both companies’ special meetings will take place on                ,                , 2004. After carefully reading and considering the information contained in this joint proxy statement/prospectus and the documents incorporated by reference herein, please mail your signed proxy card in the enclosed postage-paid envelope or submit your proxy by telephone or over the Internet, as soon as possible, so that your shares may be represented at your company’s special meeting. In order to ensure that your proxy is received, please submit your proxy as instructed on your proxy card even if you currently plan to attend your company’s special meeting in person.

Q:    What vote does my board of directors recommend?

A:    Lyondell’s board of directors unanimously recommends that Lyondell’s shareholders vote in favor of all three proposals to be presented at its special meeting.

Millennium’s board of directors unanimously recommends that Millennium’s shareholders vote in favor of the proposal to be presented at its special meeting.

In considering the recommendation of your company’s board of directors, you should be aware that directors and officers of Lyondell and Millennium have interests in the proposed transaction that are different from, or are in addition to, the interests of Lyondell and Millennium shareholders generally, and that these directors and officers will directly benefit if the proposed transaction is completed. These interests and benefits are described in the joint proxy statement/prospectus under “Proposals to Approve the Proposed Transactions—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Q:    What should I do if I want to change my vote?

A:    You can change your vote at any time before your proxy is voted at your company’s special meeting. You can do this in one of three ways:

•	you can send the Corporate Secretary of your company a written notice at the address under “Summary—The Companies” on page 7 stating that you would like to revoke your proxy;

•	you can complete and submit a later-dated proxy by mail, by telephone or over the Internet; or

•	you can attend your company’s special meeting and vote in person.

If you have instructed a broker to vote your shares, you must follow the procedures provided by your broker to change those instructions.

Q:    What if I plan to attend the special meeting in person?

A:    To ensure that your vote is counted, we recommend that you submit your proxy anyway. You may still attend the special meeting and vote in person.

Q:    If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:    If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote your shares on the proposals. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please contact your broker for directions on how to instruct your broker to vote your shares.

Q:    What happens if I do not vote?

A:    Lyondell Shareholders:  With respect to Lyondell Proposal (1) to approve the issuance of Lyondell common stock to Millennium shareholders in connection with the proposed transaction and Lyondell Proposal (3) to amend and restate Lyondell’s 1999 incentive plan, your failure to vote your Lyondell shares, including abstentions, will count against satisfaction of the requirement that the votes cast represent at least 50% of the outstanding Lyondell shares and, therefore, abstentions may have the effect of a vote against these proposals. With respect to Lyondell Proposal (2) to amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares, your failure to vote your Lyondell shares, including abstentions, will have the effect of a vote against this proposal. Because of the nature of the matters to be voted on, and because there are no other matters to be voted on, there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Millennium Shareholders:  Your failure to vote your Millennium shares, including an abstention, will have the same effect as a vote against the Millennium proposal to adopt the agreement and plan of merger. Because of the nature of the matters to be voted on, and because there are no other matters to be voted on, there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings— Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Q:    Should I send in my Millennium stock certificates now?

A:    No. If the proposed transaction is completed, written instructions for exchanging share certificates representing shares of Millennium common stock will be sent to Millennium shareholders. Lyondell shareholders will keep their existing share certificates.

Q:    Will Millennium shareholders be taxed on the Lyondell common stock that they receive?

A:    The proposed transaction is intended to qualify as a reorganization for U.S. federal income tax purposes, in which Millennium shareholders generally will not recognize gain or loss, other than any gain or loss recognized on the receipt of cash for fractional shares. Millennium and Lyondell expect that their counsel, Weil, Gotshal & Manges LLP and Baker Botts L.L.P., respectively, will deliver opinions at closing that the proposed transaction will qualify as a reorganization. If one or both of these opinions are not delivered, the relevant shareholders will be so advised by supplemental or revised solicitation materials that solicit another vote by those shareholders or the proposed transaction will not be completed. See “Proposals to Approve the Proposed Transaction—Material U.S. Federal Income Tax Consequences of the Proposed Transaction” beginning on page 100.

Q:    Does Lyondell intend to continue to pay dividends on Lyondell shares after the proposed transaction?

A:    Lyondell expects no change in its dividend policy and expects to continue to pay quarterly dividends on Lyondell shares after the proposed transaction. Dividends on Lyondell shares will only be paid when and to the extent declared by Lyondell’s board of directors. The payment of dividends by Lyondell in the future depends upon

Lyondell’s results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by Lyondell’s board of directors. For a summary of the dividend payment history of each of Lyondell and Millennium, see “Comparative Market Prices and Dividends” on page 132.

Giving effect to completion of the proposed transaction, Lyondell anticipates paying approximately $55.8 to $62.1 million annually to its shareholders in additional dividends, depending on the number of shares of Lyondell common stock issued in connection with the proposed transaction and assuming continuation of Lyondell’s current dividend rate of $0.90 per share per year. See “Risk Factors—Risks Related to Debt of the Combined Company Following the Proposed Transaction” beginning on page 26. Lyondell’s credit agreement and the indentures for its senior secured and senior subordinated notes contain restrictions that provide that Lyondell may not pay dividends on Lyondell shares at an annual rate exceeding $0.90 per share. In addition, Lyondell is not permitted to pay dividends if it is in default under its credit agreement. See “Comparative Market Prices and Dividends” on page 132.

Although Lyondell will hold all the outstanding equity of Millennium after the consummation of the proposed transaction, debt covenants will limit Lyondell’s ability to transfer cash between Lyondell and Millennium, and cash distributions from Millennium may not be available to help fund Lyondell’s dividend payments. In addition, as described in “Risk Factors—Risks Relating to Debt of the Combined Company Following the Proposed Transaction” beginning on page 26, debt covenants will continue to limit transfers of cash between Lyondell and Equistar and between Millennium and Equistar, even though Equistar will be indirectly wholly owned by Lyondell. Existing debt covenants also will continue to limit transfers of cash between Lyondell and LCR.

WHO CAN HELP ANSWER QUESTIONS

If you are a Lyondell shareholder and have questions, you may contact:

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

Attn: Investor Relations

Phone number: (713) 309-4590

Lyondell shareholders may also contact Lyondell’s proxy solicitor:

Morrow & Co. Inc.

445 Park Avenue, 5th Floor

New York, New York 10022

Call collect: (212) 754-8000

Banks and brokerage firms, please call toll free: (800) 654-2468

Shareholders, please call toll free: (800) 607-0088

If you are a Millennium shareholder and have questions, you may contact:

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, Maryland 21030

Attn: Investor Relations

Phone number: (410) 229-8113

Millennium shareholders may also contact Millennium’s proxy solicitor:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, New York 10004

Banks and brokerage firms, please call: (212) 440-9800

All others call toll free: (800) 334-8636

SUMMARY

This summary section highlights selected information from this joint proxy statement/prospectus regarding the proposals and may not contain all of the information that is important to you as a Lyondell and/or Millennium shareholder. Accordingly, Lyondell and Millennium encourage you to carefully read this entire document, including the Annexes, and the documents which are incorporated by reference. You may obtain a copy of the documents that Lyondell and Millennium have incorporated by reference without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 173. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary.

The Companies

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

(713) 652-7200

Lyondell is a leading producer of: propylene oxide (PO); PO derivatives including propylene glycol, propylene glycol ethers and butanediol; and styrene monomer and methyl tertiary butyl ether as co-products of PO production. In addition, through its 70.5% interest in Equistar, Lyondell is also one of the largest producers of ethylene, propylene and polyethylene in North America and a leading producer of ethylene oxide, ethylene glycol, high value-added specialty polymers and polymeric powder. Lyondell owns a 58.75% interest in LYONDELL-CITGO Refining LP, referred to in this document as LCR. Lyondell believes, based on its experience in the industry, that LCR is one of the largest refiners in the U.S. processing extra heavy Venezuelan crude oil to produce gasoline, low sulfur diesel and jet fuel. For more information regarding estimates of capacity position and capacity share, see “Industry and Other Information” on page 43.

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, Maryland 21030

(410) 229-4400

Millennium is the second-largest producer of titanium dioxide (TiO2) in the world, the largest merchant seller of titanium tetrachloride and a major producer of zircon and zirconia, silica gel and cadmium-based pigments. It also is the second-largest producer of acetic acid and vinyl acetate monomer in North America, and a leading producer of terpene-based fragrance and flavor chemicals. Millennium owns the remaining 29.5% interest in Equistar. For more information regarding estimates of capacity position and capacity share, see “Industry and Other Information” on page 43.

Millennium Subsidiary LLC

20 Wight Avenue, Suite 100

Hunt Valley, Maryland 21030

(410) 229-4400

Millennium Subsidiary LLC is a Delaware limited liability company formed by Millennium on March 25, 2004 for the sole purpose of effecting the proposed transaction. This is the only business of Millennium Subsidiary.

Risk Factors (page 24)

See “Risk Factors” for a discussion of factors you should carefully consider before deciding how to vote at your company’s special meeting.

Structure of the Proposed Transaction

On March 28, 2004, Lyondell, Millennium, and Millennium Subsidiary entered into an agreement and plan of merger providing for a stock-for-stock business combination. In the proposed transaction, Millennium Subsidiary will merge into Millennium (the “merger”), with Millennium being the surviving entity. In the merger, Millennium common stock will be converted into the right to receive Lyondell common stock, and the share of Millennium preferred stock (valued at approximately $1,000) to be issued to Lyondell immediately before the merger will be converted into common stock of Millennium. As a result, Millennium will become a wholly owned subsidiary of Lyondell.

As consideration for the proposed transaction, Millennium shareholders will receive between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock, depending on the average of the volume-weighted average sales prices on the New York Stock Exchange for Lyondell common stock for the 20 trading days ending on the third trading day before closing. Millennium shareholders will receive 0.95 of a share of Lyondell common stock for each share of Millennium common stock if the average of the volume-weighted average sale prices of Lyondell common stock is $20.50 or greater and 1.05 shares of Lyondell common stock if the average is $16.50 or less. Between these two average prices, the exchange ratio will be proportionately adjusted between 0.95 and 1.05. Set forth below is a table showing a hypothetical range of averages along with the corresponding exchange ratio, implied value of one share of Millennium common stock and the aggregate number of shares of Lyondell common stock to be issued to Millennium shareholders that would result from each such average. This table is for illustrative purposes only, and the actual prices and volumes at which shares of Lyondell common stock may trade between the date hereof and closing may cause the average to fluctuate above or below the hypothetical range of averages set forth below. The exchange ratio and number of shares of Lyondell common stock to be issued at closing may differ from the examples below because the exchange ratio will not be determinable until the third trading day before the closing of the proposed transaction.

Hypothetical Range of Average of Volume-Weighted Average Sale Prices for a 20-Day Period of Lyondell Common Stock	Exchange Ratio (Number of shares of Lyondell common stock Millennium shareholders will receive for each share of Millennium common stock)	Implied Value of one share of Millennium common stock based on such 20-Day Average(a)	Number of shares of Lyondell common stock to be issued to Millennium shareholders based on shares outstanding on May 31, 2004(b)(c)
			(in millions)
$15.84(d)	1.05	$16.63	68.7
≤$16.50	1.05	$17.33	68.7
$17.50	1.025	$17.94	67.1
$18.50	1.00	$18.50	65.4
$19.50	0.975	$19.01	63.8
≥$20.50	0.95	$19.48	62.1

(a)	For purposes of this chart, the “implied value” of a share of Millennium common stock is equal to the volume-weighted average sales price multiplied by the exchange ratio corresponding to such price. However, the “implied value” of a share of Millennium common stock on a particular date would actually be calculated by multiplying the closing price of Lyondell common stock on that date (instead of the average of the volume-weighted average sale prices for a 20-day period ended on the third trading day before that date) by the exchange ratio for such date. For example, at the exchange ratio that would have applied had the proposed transaction been completed on June 1, 2004, the implied value of one share of Millennium common stock would have been $17.27, based on the closing price of Lyondell common stock on June 1, 2004 of $16.45.

(b)	Based on the number of outstanding shares of Millennium common stock as of May 31, 2004.

(c)

The number of shares issued would be increased by 1.9 to 2.1 million (depending on the exchange ratio) if all of Millennium’s outstanding stock options (including 0.4 million of options with an exercise price in excess of the May 31, 2004 market price) are exercised for shares before closing and by an additional 10.5 to 11.6 million (depending on the exchange ratio) if Millennium’s convertible debentures become convertible and are converted before closing. The debentures are not currently convertible and will become convertible only under specified circumstances, including circumstances related to the market price of Millennium common stock (or, after the proposed transaction, Lyondell common stock) and the market price and credit ratings of the convertible debentures.

(d)	If the proposed transaction had been completed on June 1, 2004, the average of the volume-weighted average sale prices for the 20 trading days ended on the third trading day before completion (i.e., ended on May 26, 2004) would have been $15.84. Accordingly, the exchange ratio would have been 1.05 shares of Lyondell common stock for each outstanding share of Millennium common stock.

The proposed transaction, including the calculation of exchange ratio, is described in more detail in this document under the heading “Proposals to Approve the Proposed Transaction” beginning on page 49.

Organizational Structure After the Proposed Transaction

The diagram below shows the ownership by Lyondell of Millennium, Equistar and certain other entities after completion of the proposed transaction. Although Lyondell will own all of the equity interest in Millennium and indirectly in Equistar after completion of the proposed transaction, Lyondell, Millennium and Equistar will remain separate legal entities. Each entity will continue to be separately responsible for its respective debt obligations (except that $300 million of Equistar debt is guaranteed by Lyondell) and each entity will continue to be subject to the various restrictive covenants contained in its debt agreements, including restrictions on inter-company activities. See “Risk Factors—Risks Relating to Debt of the Combined Company Following the Proposed Transaction” beginning on page 26.

The Lyondell Special Meeting (page 44)

The Lyondell special meeting will be held in Lyondell’s General Assembly Room, 42nd Floor, One Houston Center, 1221 McKinney Street, in Houston, Texas, at      on                 ,         , 2004.

Lyondell shareholders of record at the close of business on     , 2004 will be entitled to notice of and to vote at the meeting and any adjournment or postponement thereof. On that date,              Lyondell shares were outstanding and entitled to vote at the special meeting. On that date, Lyondell’s directors and executive officers beneficially owned an aggregate of approximately         % of the issued and outstanding Lyondell shares entitled to vote at the special meeting. Two members of Lyondell’s board of directors are executive officers of Occidental Petroleum Corporation, the beneficial owner of approximately     % of the outstanding Lyondell shares as of the record date.

Lyondell Vote Required for Approval of the Issuance of Shares of Lyondell Common Stock to Millennium Shareholders in Connection with the Proposed Transaction (page 104)

Approval of the Lyondell Proposal (1) to issue shares of Lyondell common stock pursuant to the proposed transaction requires the affirmative vote of at least a majority of the votes cast thereon, provided the total votes cast represent at least 50% of the outstanding Lyondell shares. Because the votes cast must represent at least 50% of the outstanding Lyondell shares, your failure to vote, including abstentions, may have the effect of a vote against the proposal to approve the issuance of shares of Lyondell common stock to Millennium shareholders in connection with the proposed transaction. However, if the 50% requirement is satisfied, your failure to vote, including abstentions, will not have an effect on the outcome of this proposal. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plans, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Approval of this proposal is a condition to closing the proposed transaction.

Lyondell Vote Required for Approval of the Amended and Restated Certificate of Incorporation (page 108)

Approval of the Lyondell Proposal (2) to amend and restate its certificate of incorporation increasing the number of authorized Lyondell shares (excluding preferred stock) from 420 million to 500 million shares requires the affirmative vote of at least a majority of the outstanding Lyondell shares. Because the required vote is based on the affirmative vote of a majority of shares outstanding, your failure to vote, including abstentions, will have the effect of a vote against the proposal to amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plans, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Approval of this proposal is a condition to closing the proposed transaction.

Lyondell Vote Required for Approval of the Amended and Restated 1999 Incentive Plan (page 166)

Approval of the Lyondell Proposal (3) to amend and restate Lyondell’s 1999 incentive plan to increase the number of shares available for issuance and to revise the award limits under the 1999 incentive plan requires the affirmative vote of at least a majority of the votes cast thereon, provided the total votes cast represent at least 50% of the outstanding Lyondell shares. Because the votes cast must represent at least 50% of the outstanding Lyondell shares, your failure to vote, including abstentions, may have the effect of a vote against the proposal to amend and restate Lyondell’s 1999 incentive plan. However, if the 50% requirement is satisfied, your failure to vote, including abstentions, will not have an effect on the outcome of this proposal. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plans, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Approval of this proposal is not a condition to closing the proposed transaction.

Recommendation to Lyondell’s Shareholders (pages 104, 108 and 166)

Lyondell’s board of directors believes that (1) the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction, (2) the proposed amended and restated certificate of incorporation increasing the number of authorized Lyondell shares and (3) the proposed amended and restated 1999 incentive plan of Lyondell are advisable and in the best interests of Lyondell’s shareholders and unanimously recommends that Lyondell’s shareholders vote “FOR” each of these proposals.

In considering the recommendation of Lyondell’s board of directors, you should be aware that directors and officers of Lyondell have interests in the proposed transaction that are different from, or in addition to, the interests of Lyondell shareholders generally, and that Lyondell’s directors and officers will directly benefit if the proposed transaction is completed. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Lyondell’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the amendment and restatement of Lyondell’s certificate of incorporation.

The Millennium Special Meeting (page 45)

The Millennium special meeting will be held at Millennium’s offices, 20 Wight Avenue, Hunt Valley, Maryland 21030, at                 on                 ,                 , 2004.

Millennium shareholders of record at the close of business on                 , 2004 will be entitled to notice of and to vote at the meeting and any adjournment or postponement thereof. On that date,                  shares of Millennium common stock were outstanding and entitled to vote at the special meeting. On that date, Millennium’s directors and executive officers beneficially owned an aggregate of approximately       % of the issued and outstanding shares of Millennium’s common stock entitled to vote at the special meeting.

Millennium Vote Required to Adopt the Agreement and Plan of Merger (page 104)

Approval of the Millennium proposal to adopt the agreement and plan of merger requires the affirmative vote of at least a majority of the outstanding shares of Millennium common stock. An affirmative vote for adoption of the agreement and plan of merger is a vote for the merger of Millennium Subsidiary into Millennium and for the other transactions contemplated by the agreement and plan of merger. Because the required vote is based on the affirmative vote of a majority of shares outstanding, your failure to vote, including abstentions, will have the same effect as a vote against the proposal to adopt the agreement and plan of merger. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46 for an explanation of the effect of your failure to instruct the trustee of that plan how to vote your shares.

Approval of this proposal is a condition to closing the proposed transaction.

Recommendation to Millennium’s Shareholders (page 105)

Millennium’s board of directors believes that the agreement and plan of merger and the transactions contemplated thereby are advisable and in the best interests of Millennium’s shareholders and unanimously recommends that Millennium’s shareholders vote “FOR” this proposal.

In considering the recommendation of Millennium’s board of directors, you should be aware that directors and officers of Millennium have interests in the proposed transaction that are different from, or in addition to, the interests of Millennium shareholders generally, and that Millennium’s directors and officers will directly benefit if the proposed transaction is completed. Among other things, Mr. Robert E. Lee, Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction, will be entitled to receive, as a result of the proposed transaction, an estimated $9 million in cash, distribution of shares of Millennium common stock pursuant to Millennium’s executive long term incentive plan (the “ELTIP”), accelerated vesting of his restricted shares and stock options and reimbursement for all excise taxes on such distributions on a fully grossed-up basis. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Millennium’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger.

Opinion of Citigroup Global Markets Inc., Lyondell’s Financial Advisor (page 65)

In connection with the proposed transaction, Lyondell’s board of directors received a written opinion from Citigroup Global Markets Inc. as to the fairness, from a financial point of view, to Lyondell of the exchange ratio provided for in the agreement and plan of merger. The full text of Citigroup’s written opinion dated March 28, 2004 is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Citigroup’s opinion was provided to Lyondell’s board of directors in connection with its evaluation of the exchange ratio, does not address any other aspect of the proposed transaction or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transaction.

Under the terms of Citigroup’s engagement, Lyondell agreed to pay Citigroup an aggregate fee of $8.5 million for its financial advisory services upon completion of the proposed transaction, of which $7.5 million is contingent on the closing of the proposed transaction. In the event the proposed transaction is not consummated and Lyondell receives a termination fee from Millennium, Lyondell has agreed to pay Citigroup an aggregate fee of up to $7 million. Citigroup and its affiliates in the past have provided investment banking and financial services to Lyondell and Equistar unrelated to the proposed transaction and, since January 1, 2002, have received fees of approximately $14.5 million from Lyondell and approximately $7.3 million from Equistar for these services. In addition, Citigroup and its affiliates currently are providing services to Lyondell and Equistar in connection with their respective credit facilities, including with respect to amendments contemplated in connection with the proposed transaction, for which services Citigroup and its affiliates expect to receive compensation, which has not been quantified at this time. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Lyondell, Equistar and Millennium for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates may maintain relationships with Lyondell, Millennium and their respective affiliates.

Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors (page 74)

In connection with the proposed transaction, Millennium’s board of directors received a written opinion from J.P. Morgan Securities Inc. as to the fairness of the exchange ratio, from a financial point of view, to the holders of Millennium’s common stock. The full text of JPMorgan’s written opinion, dated March 28, 2004, is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. JPMorgan’s opinion was provided to Millennium’s board of directors in connection with its evaluation of the exchange ratio, does not address any other aspect of the proposed transaction or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transaction.

For services rendered in connection with the proposed transaction, including with respect to the amendment of the outstanding credit facilities discussed below, Millennium agreed to pay JPMorgan a fee of $1.25 million upon the public announcement of the proposed transaction and a fee of $7.125 million, plus an incentive fee of $250,000 for each $1.00 per share (pro rated for incremental amounts less than $1.00) over $18.00 per share received by Millennium’s stockholders (valued at the closing price per share of Lyondell common stock on the date the proposed transaction closes) upon completion of the proposed transaction. If Millennium receives any payment from another person following or in connection with the termination, abandonment or failure to occur of the proposed transaction, Millennium will instead pay JPMorgan a fee in an amount equal to 25% of such payment to Millennium, less the $1.25 million fee paid to JPMorgan upon public announcement of the proposed transaction (provided that such amount will not exceed the fee that would have been payable to JPMorgan if the proposed transaction had been completed).

JPMorgan and its affiliates have, from time to time, provided financial advisory and financing services to Millennium, Lyondell, Equistar and their affiliates unrelated to the proposed transaction, including acting as lead or joint bookrunner on a number of financings, for which they have received, since January 1, 2002, fees of $5.7 million from Millennium and fees of $8.5 million from Lyondell and $4.3 million from Equistar. One of JPMorgan’s commercial bank affiliates is currently providing services to Millennium and Lyondell in connection with certain outstanding credit facilities for which it and the other lenders on the credit facilities receive customary compensation. The compensation to be paid to JPMorgan for its services in arranging the amendment is included in the transaction fee disclosed in the prior paragraph. JPMorgan or one of its affiliates may also provide other financial advisory and financing services to Millennium, Lyondell, Equistar and/or other affiliates in the future, including acting as agent bank in connection with amendments or replacements of certain credit facilities. JPMorgan writes research on Millennium and Lyondell. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt or equity securities of Millennium, Equistar or Lyondell for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors (page 84)

In connection with the proposed transaction, Millennium’s board of directors also received a written opinion from UBS Securities LLC as to the fairness of the exchange ratio, from a financial point of view, to the holders of Millennium’s common stock. The full text of UBS’ written opinion, dated March 28, 2004, is attached to this joint proxy statement/prospectus as Annex D. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to Millennium’s board of directors in connection with its evaluation of the exchange ratio, does not address any other aspect of the proposed transaction or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transaction.

Under the terms of its engagement, Millennium paid UBS a $750,000 fee for the delivery of its opinion to Millennium’s board of directors. Accordingly, none of the fee that was paid to UBS is conditioned upon the closing of the proposed transaction. UBS and its predecessors and affiliates have in the past provided debt and/or equity financing services to Lyondell, Equistar and their affiliates unrelated to the proposed transaction, for which they have received, since January 1, 2002, fees of approximately $2.8 million from Lyondell and approximately $0.5 million from Equistar. In addition, UBS and its affiliates are currently providing services to Equistar in connection with certain outstanding credit facilities, for which they expect to receive customary compensation, which has not been quantified at this time. In the ordinary course of business, UBS and its predecessors and affiliates may trade in the securities of Millennium, Lyondell and Equistar for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Interests of Certain Persons in the Proposed Transaction (page 91)

In considering the boards’ recommendations, shareholders should be aware that some officers, directors and other key employees of Lyondell and Millennium may have interests in the proposed transaction that may be different from, or in addition to, those of shareholders generally, including the following:

•

Certain of Millennium’s officers and other key employees will receive substantial payments in connection with the proposed transaction. If the proposed transaction is completed and all 17 of Millennium’s current officers and key employees who are parties to change in control agreements with Millennium are terminated or terminate their employment under certain circumstances, they will be entitled to receive an estimated aggregate of $43.7 million in severance and pension benefit payments. In addition, an estimated 158,196 shares of Millennium common stock will be distributed to them pursuant to the ELTIP (shares distributed pursuant to the ELTIP, the “ELTIP Shares”) and an estimated 101,033 shares of Millennium restricted stock and 304,669 Millennium stock options held by such officers and other key employees will vest and be converted into, or become exercisable for, Lyondell common stock. They will also be entitled to receive an aggregate of approximately $6 million in incentive plan payments (including accumulated dividends on the vested shares). Of the foregoing amounts, Mr. Lee (Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction) will be entitled to receive, as a result of the proposed transaction, payment of an estimated $9 million of the cash payments, distribution of an estimated 31,978 of the ELTIP Shares and vesting of an estimated 22,830 of the restricted shares and 48,667 of the Millennium stock options. These officers and key employees, including Mr. Lee, will also be reimbursed for all excise taxes on such distributions on a fully grossed-up basis,

•	A total of 42,000 shares of restricted stock held by Millennium’s non-employee directors will vest and automatically be converted into Lyondell common stock upon closing,

•	Millennium’s officers and directors will be indemnified by Lyondell for six years after the proposed transaction,

•	A total of 11,669 stock options held by Lyondell’s non-employee directors, 3,040,983 stock options held by certain of Lyondell’s officers and other key employees and 470,587 phantom stock options held by certain of Lyondell’s key employees will vest and certain of Lyondell’s officers and other key employees will receive other change in control benefits, and

•	Lyondell’s directors and officers will continue to be directors and officers of Lyondell after the proposed transaction and two independent members of Millennium’s current board of directors will be added to Lyondell’s board of directors.

Summary of the Agreement and Plan of Merger (page 109)

The agreement and plan of merger is attached as Annex A to this joint proxy statement/prospectus. The agreement and plan of merger is the document that governs the proposed transaction.

Conditions to Completion of the Proposed Transaction (page 110)

Lyondell’s and Millennium’s obligations to complete the proposed transaction are subject to the prior satisfaction or waiver (to the extent permitted by law) of a number of conditions, including:

•	adoption by the Millennium shareholders of the agreement and plan of merger;

•	approval by the Lyondell shareholders of (1) the issuance of shares of Lyondell common stock to Millennium shareholders in connection with the proposed transaction and (2) the amended and restated certificate of incorporation increasing the number of authorized Lyondell shares;

•	the expiration or termination of the waiting period applicable to the consummation of the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, the receipt of any clearances required by the European Commission and, except in certain circumstances, the receipt of any material regulatory or governmental approval required, or in the reasonable view of Lyondell, warranted, under national competition, merger control or similar laws of any other relevant jurisdiction or expiration of any relevant waiting period thereunder;

•	the absence of any judgment, injunction, ruling, order or decree of any governmental entity in effect that makes the proposed transaction illegal, restrains or prevents the consummation of the proposed transaction or imposes any condition to, or any requirement as a result of, consummation of the proposed transaction that would, if complied with, constitute or result in a material adverse effect with respect to Lyondell or Millennium;

•	the receipt by each of Lyondell and Millennium of a legal opinion with respect to certain U.S. federal income tax consequences of the proposed transaction;

•	the receipt of the necessary amendments of Lyondell’s and Millennium’s credit agreements and Lyondell’s receivables sales facility (or, in each case, replacements thereof), in form and substance reasonably satisfactory to Lyondell; and

•	other customary conditions, including the truth and correctness of the representations and warranties of each party and performance of obligations, subject to a materiality standard, and approval of the listing on the New York Stock Exchange of the shares of Lyondell common stock to be issued in the proposed transaction.

“No Solicitation” Provisions (page 114)

The agreement and plan of merger contains “no solicitation” provisions that prohibit either party from taking any action to solicit an alternative acquisition proposal. The agreement and plan of merger does not, however, prohibit either party or its board of directors from considering, and potentially recommending, an unsolicited written proposal from a third party that contains a superior proposal or is reasonably likely to lead to a superior proposal.

Termination of the Agreement and Plan of Merger (page 118)

The agreement and plan of merger may be terminated at any time prior to closing by mutual written consent. It may also be terminated by either party if:

•	the proposed transaction has not been consummated, through no willful or material fault of the terminating party, by December 31, 2004;

•	the Lyondell shareholders fail to approve (1) the issuance of Lyondell common stock to Millennium shareholders in connection with the proposed transaction and (2) an amendment to the certificate of incorporation of Lyondell to effect an increase in the number of authorized Lyondell shares;

•	the Millennium shareholders do not adopt the agreement and plan of merger;

•	there is a breach by the other party of its representations, warranties, covenants or agreements that would cause the failure of the related closing condition, unless the breach is cured within 30 days of notice of the breach;

•	a legal restraint that (1) makes the proposed transaction illegal, (2) restrains or prevents the consummation of the proposed transaction, or (3) imposes any condition to, or any requirement as a result of, consummation of the proposed transaction that would, if complied with, constitute or result in a material adverse effect with respect to Lyondell or Millennium, is entered and becomes final and nonappealable;

•	the other party’s board of directors withdraws or materially modifies in an adverse manner its approval or recommendation of the proposed transaction or recommends an alternative acquisition proposal or resolves to do so, or fails to timely reconfirm its recommendation to shareholders upon request; or

•	subject to various conditions, the terminating party concurrently enters into, with the approval of its board of directors, a binding definitive written agreement providing for a superior alternative transaction.

Termination Fee (page 119)

Millennium or Lyondell would be obligated to pay the other a termination fee of $30 million in the event of a termination relating to:

•	failure to obtain the requisite approval of its shareholders after the public announcement of an alternative acquisition proposal;

•	withdrawal of the approval or recommendation by its board of directors of the proposed transaction (or failure to reconfirm the recommendation on request) or the recommendation of an alternative acquisition proposal, unless at the time of such board of directors’ action a material adverse effect relating to the other party has occurred; or

•	its entry into a binding definitive written agreement for a superior alternative transaction.

Conversion of Millennium Stock Options and Assumption of Millennium Stock Plans (page 110)

Each outstanding option to purchase Millennium common stock will be converted into a fully exercisable option to purchase Lyondell common stock, with the number of shares subject to the option and the exercise price adjusted based on the exchange ratio.

Employee Matters (page 116)

All employees of Millennium immediately prior to closing of the proposed transaction will be employees of Lyondell or an affiliate (including Millennium) immediately following closing, although there is no obligation to retain former Millennium employees following closing. The agreement and plan of merger provides that any former Millennium employee who is terminated within one year following the closing of the proposed transaction will receive severance benefits based on the Millennium severance policy in effect as of March 28, 2004. It also obligates Lyondell to provide former Millennium employees who continue to be employed following the closing of the proposed transaction with an overall level of benefits no less favorable, in the aggregate, than benefits provided to such employees prior to the closing of the proposed transaction for at least a one year period following the closing.

Bank Facility Amendments (page 117)

Lyondell and Millennium have agreed to use commercially reasonable efforts to obtain any and all amendments and/or waivers under their respective bank credit agreements and the Lyondell receivables sales facility (or, in each case, replacements thereof) as may be necessary to permit consummation of the proposed transaction without breach or violation of any such agreement or of any other debt agreement to which either of them or any subsidiary of either of them is or will be a party.

Governance of Lyondell After the Proposed Transaction (page 149)

After consummation of the proposed transaction, the current officers and board of directors of Lyondell will continue to manage the business of Lyondell, which will then include the business of Millennium as a wholly owned subsidiary of Lyondell. However, after the closing of the proposed transaction, two independent members of Millennium’s current board of directors will be added to Lyondell’s board of directors.

Regulatory Matters (page 99)

Lyondell and Millennium have agreed to use their commercially reasonable efforts to cooperate with one another in determining which regulatory filings, consents, approvals, permits or authorizations are required to be made or obtained prior to the effective time of the proposed transaction. These regulatory filings and approvals include filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act and approval of the European Commission as well as other non-U.S. jurisdictions. Lyondell and Millennium made the required filings pursuant to the HSR Act on April 29, 2004 and the applicable waiting period terminated on May 25, 2004. The European Union Commission approved the proposed transaction in June 2004. Lyondell and Millennium are working to submit all other required regulatory filings and to obtain the required regulatory approvals and expect that the other required material regulatory approvals will be obtained before their respective shareholder meetings. However, Lyondell and Millennium can give no assurance as to when or whether these approvals and consents will be obtained or the terms and conditions that these consents and approvals may impose.

Accounting Treatment (page 103)

As a result of the proposed transaction, Lyondell will own 100% of Millennium’s outstanding common stock, and will directly or indirectly own 100% of the partnership interests in Equistar. Consequently, Lyondell’s accounting for the purchase of Millennium will include adjusting each asset and liability of Millennium to fair value, and consolidating Millennium’s assets, liabilities and operations with those of Lyondell. In addition, Lyondell will consolidate Equistar using the step-acquisition method of purchase accounting, under which Lyondell will account for its 41% initial investment at historical amounts and the remaining interests acquired from Occidental and through the proposed transaction at fair value. Therefore, as a result of the proposed transaction, 59% of each asset and liability of Equistar will be adjusted to fair value in Lyondell’s consolidated financial statements. See “Lyondell Chemical Company Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 123 for more information on the accounting for the purchase of Millennium.

Material U.S. Federal Income Tax Consequences (page 100)

Lyondell and Millennium expect that holders of Millennium common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Millennium common stock for Lyondell common stock in the proposed transaction. U.S. holders generally will recognize any gain or loss realized on the receipt of cash for a fractional share of Lyondell common stock in the proposed transaction.

This tax treatment may not apply to some shareholders. Determining the actual tax consequences of the proposed transaction to a shareholder may be complicated. The consequences will depend on each shareholder’s specific situation and on variables not within the control of Millennium or Lyondell. Each shareholder is urged to consult a tax advisor as to the tax consequences of the proposed transaction, including any estate, gift, state, local or non-U.S. tax consequences of the proposed transaction.

Restrictions on the Ability to Sell Lyondell Common Stock (page 115)

All shares of Lyondell common stock that Millennium shareholders receive in connection with the proposed transaction will be freely transferable unless you are considered an “affiliate” of Millennium for the purposes of the Securities Act of 1933, referred to as the Securities Act, in which case you will be permitted to sell the shares of Lyondell common stock you receive in the proposed transaction only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This joint proxy statement/prospectus does not register the resale of stock held by affiliates.

No Appraisal Rights (page 99)

Under applicable law, shareholders of Lyondell and Millennium do not have any appraisal rights in connection with the proposed transaction.

Comparison of Rights of Shareholders (page 140)

When Millennium shareholders become Lyondell shareholders after the proposed transaction, their rights as shareholders will be governed by Lyondell’s certificate of incorporation and by-laws. Those rights differ in some respects from the current rights of Millennium shareholders under Millennium’s certificate of incorporation and by-laws.

Market Price and Dividend Information (page 132)

Lyondell common stock and Millennium common stock are traded on the New York Stock Exchange under the symbols “LYO” and “MCH,” respectively. The following table shows the closing prices of Lyondell common stock and Millennium common stock on March 26, 2004, the last trading day before Lyondell and Millennium announced the proposed transaction, and on                 , 2004, the most recent practicable full trading day before mailing this joint proxy statement/prospectus. Additionally, the following table shows the implied value of the proposed transaction consideration for one share of Millennium common stock, which was calculated by multiplying the closing price of Lyondell common stock on the applicable date by the exchange ratio derived from the average of the volume-weighted average sale prices of Lyondell common stock for the 20 consecutive trading days ending three days before that date, as described in more detail under the heading “Summary of the Agreement and Plan of Merger” beginning on page 109:

	Lyondell Common Stock Price		Millennium Common Stock Price		Average of the Volume-Weighted Average Sale Prices of Lyondell Common Stock for the 20 Consecutive Trading Days Ending Three Days before the Applicable Date		Exchange Ratio	Implied Value of one Share of Millennium Common Stock
At March 26, 2004		$15.62		$12.55		$16.60	1.0474	$16.36
At , 2004	$		$		$			$

The agreement and plan of merger may not be terminated by either party solely because the stock price of a party has changed. Lyondell and Millennium urge you to obtain current market quotations before making any decisions with respect to the proposed transaction.

Lyondell currently expects no change in its dividend policy as a result of the proposed transaction and expects to continue to pay quarterly dividends on Lyondell shares after the closing of the proposed transaction. However, after the proposed transaction is consummated, Lyondell anticipates paying approximately $62.1 million to $55.8 million annually in additional dividends, depending on the number of shares of Lyondell common stock issued in connection with the proposed transaction and assuming continuation of Lyondell’s current dividend rate of $0.90 per share per year. Dividends on Lyondell shares will only be paid when and to the extent declared by Lyondell’s board of directors. The payment of dividends by Lyondell in the future depends upon Lyondell’s results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by Lyondell’s board of directors. Lyondell’s credit agreement and the indentures for its senior secured and senior subordinated notes contain restrictions that provide that Lyondell may not pay dividends on Lyondell shares at an annual rate exceeding $0.90 per share. In addition, Lyondell is not permitted to pay dividends if it is in default under its credit agreement.

Although Lyondell will hold all the outstanding equity of Millennium after consummation of the proposed transaction, debt covenants will limit Lyondell’s ability to transfer cash between Lyondell and Millennium and cash distributions from Millennium may not be available to help fund Lyondell’s dividend payments. In addition, as described in “Risk Factors—Risks Relating to Debt of the Combined Company Following the Proposed Transaction” beginning on page 26, debt covenants will continue to limit transfers of cash between Lyondell and Equistar, even though Equistar will be indirectly wholly owned by Lyondell. Existing debt covenants will also continue to limit transfers of cash between Lyondell and LCR. See “Risk Factors—Risks Related to Debt of the Combined Company Following the Proposed Transaction” beginning on page 26.

For a summary of the dividend payment history of each of Lyondell and Millennium, see “Comparative Market Prices and Dividends” on page 132.

Listing of Lyondell Common Stock (page 115)

Lyondell will apply to list the shares of Lyondell common stock that will be issued to Millennium shareholders in connection with the proposed transaction on the New York Stock Exchange.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF LYONDELL

The following summary historical consolidated financial data of Lyondell has been derived from the audited historical consolidated financial statements and related notes of Lyondell as of and for each of the five years in the period ended December 31, 2003 and from the unaudited consolidated financial statements of Lyondell as of and for the three month periods ended March 31, 2004 and 2003. The summary historical consolidated financial data is only a summary and should be read in conjunction with the audited consolidated financial statements and notes thereto, other financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in Lyondell’s filings with the SEC. See “Where You Can Find More Information” beginning on page 173. Historical results are not necessarily indicative of any results to be expected in the future.

	For the Three Months Ended March 31,		For the Year Ended December 31,
In millions, except per share amounts	2004	2003	2003	2002	2001	2000	1999
Income statement data
Sales and other operating revenues, net	$1,105	$989	$3,801	$3,262	$3,193	$4,003	$3,660
Operating income (loss) (a)	23	(18)	(1)	174	112	929	404
Income (loss) from equity investments	63	(83)	(103)	14	40	199	76
Net income (loss) (a)	(15)	(113)	(302)	(148)	(150)	437	(115)

Earnings (loss) per share:
Basic (a)	$(0.08)	$(0.70)	(1.84)	(1.10)	(1.28)	3.72	(1.10)
Diluted (a)	(0.08)	(0.70)	(1.84)	(1.10)	(1.28)	3.71	(1.10)

Balance sheet data (at end of period)
Property, plant and equipment, net	$2,566	$2,364	$2,640	$2,369	$2,293	$2,429	$4,291
Total assets	7,564	7,368	7,633	7,448	6,703	7,047	9,498
Long-term debt	4,151	3,926	4,151	3,926	3,846	3,844	6,046
Total shareholders’ equity	1,081	1,094	1,156	1,179	749	1,145	1,007
Cash dividends declared per common share	0.225	0.225	0.90	0.90	0.90	0.90	0.90

Other financial data
Depreciation and amortization	$63	$57	$250	$244	$254	$261	$300
Capital expenditures	11	9	268	22	68	104	131

(a)	For the year ended December 31, 2000, income statement and per share amounts include a $590 million pre-tax, $400 million after-tax, gain on sale of Lyondell’s polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer AG and Bayer Corporation.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF MILLENNIUM

The following summary historical consolidated financial data of Millennium has been derived from the audited historical consolidated financial statements and related notes of Millennium, and from the unaudited consolidated financial statements of Millennium as of and for the three month periods ended March 31, 2004 and 2003. The summary historical consolidated financial data is only a summary and should be read in conjunction with the audited consolidated financial statements and notes thereto, other financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in Millennium’s filings with the SEC. See “Where You Can Find More Information” beginning on page 173. Historical results are not necessarily indicative of any results to be expected in the future.

	For the Three Months Ended March 31,		For the Year Ended December 31,
In millions, except per share amounts	2004	2003	2003	2002	2001	2000	1999
Income statement data
Net sales	$465	$415	$1,687	$1,554	$1,590	$1,793	$1,589
Operating income (loss)	13	27	(51)	80	14	201	139
Income (loss) from equity investment	2	(43)	(100)	(73)	(83)	45	(7)
Net income (loss) from continuing operations	(10)	(27)	(184)	(333)	(54)	111	(549)

Earnings (loss) per share:
Basic	$(0.16)	$(0.43)	$(2.88)	$(5.24)	$(0.85)	$1.73	$(7.93)
Diluted	(0.16)	(0.43)	(2.88)	(5.24)	(0.85)	1.72	(7.93)

Balance sheet data (at end of period)
Property, plant and equipment, net	$753	$852	$766	$862	$880	$957	$995
Total assets	2,395	2,349	2,398	2,396	2,965	3,259	3,286
Long-term debt	1,409	1,246	1,461	1,212	1,172	767	1,023
Total stockholders’ equity	(70)	(61)	(73)	(35)	490	606	649
Cash dividends declared per common share (a)	—	0.135	0.27	0.54	0.54	0.54	0.54

Other financial data
Depreciation and amortization	$24	$27	$113	$102	$110	$113	$105
Capital expenditures	10	8	48	71	97	110	109

(a)	Millennium suspended payment of dividends on its common stock in July 2003 due to certain restrictions imposed by the indenture under which Millennium issued its 9.25% senior notes due June 15, 2008.

UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL DATA

The following table sets forth unaudited pro forma combined summary financial data which are presented to give effect to the proposed transaction. The income statement data has been prepared assuming that the proposed transaction was consummated on January 1, 2003. The balance sheet data assume that the proposed transaction was consummated on March 31, 2004.

The unaudited pro forma combined summary financial data do not purport to represent what the financial position or results of operations of Lyondell would have been had the proposed transaction occurred on the dates indicated or to project Lyondell’s financial position or results of operation for any future date or period. Furthermore, the unaudited pro forma combined summary financial data do not reflect any cost savings or other synergies which may occur as the result of post-combination activities and matters. In addition, the unaudited pro forma combined summary income statement data excludes estimates of non-recurring charges directly attributable to the proposed transaction that will be charged to operations in the quarter in which the proposed transaction is actually consummated.

The unaudited pro forma combined summary financial data should be read in conjunction with the historical audited consolidated financial statements of Lyondell and Millennium, including the notes thereto, incorporated by reference in this joint proxy statement/prospectus and the unaudited pro forma condensed combined financial statements, including the notes thereto, beginning on page 123 of this joint proxy statement/prospectus.

In millions, except per share amounts	As of or for the Three Months Ended March 31, 2004	For the Year Ended December 31, 2003
Income statement data
Sales and other operating revenues, net	$3,345	$11,362
Operating income (loss)	89	(175)
Income from equity investments	57	125
Net loss before cumulative effect of accounting change	(29)	(499)
Basic and diluted loss per share before cumulative effect of accounting change	(0.12)	(2.16)

Balance sheet data (at end of period)
Property, plant and equipment, net	7,017
Total assets	14,861
Long-term debt	8,036
Total stockholders’ equity	2,123

UNAUDITED COMPARATIVE HISTORICAL PER SHARE DATA AND UNAUDITED PRO FORMA

PER SHARE DATA

The following table sets forth selected unaudited comparative historical per share data for Lyondell and Millennium and selected unaudited pro forma combined per share data after giving effect to the proposed transaction. The unaudited pro forma combined earnings per share data have been prepared assuming that the proposed transaction was consummated on January 1, 2003. The unaudited pro forma combined book value per share data assume that the proposed transaction was consummated as of the relevant balance sheet date. Please see the unaudited pro forma condensed combined financial statements, including the notes thereto, beginning on page 123 of this joint proxy statement/prospectus, and the separate audited and unaudited financial statements of Lyondell and Millennium, including the notes thereto, incorporated by reference in this joint proxy statement/prospectus.

Pro forma amounts are not necessarily indicative of results of operations or financial position that would have resulted had the proposed transaction been consummated on the dates indicated and should not be construed as being indicative of future performance.

	Historical		Pro Forma
As of and for the Three Months Ended March 31, 2004	Lyondell Per Common Share Data	Millennium Per Common Share Data	Lyondell Unaudited Pro Forma Per Common Share Data	Equivalent Unaudited Pro Forma Per Millennium Common Share Data (a)
Loss from continuing operations per common share before cumulative effect of accounting change:
Basic	$(0.08)	$(0.16)	$(0.12)	$(0.13)
Diluted	(0.08)	(0.16)	(0.12)	(0.13)
Cash dividends per common share (b)	0.23	0.00	0.23	0.24
Book value per common share (c)	6.08	(1.08)	8.64	9.07

As of and for the Year Ended December 31, 2003
Loss from continuing operations per common share before cumulative effect of accounting change:
Basic	$(1.84)	$(2.88)	$(2.16)	$(2.26)
Diluted	(1.84)	(2.88)	(2.16)	(2.26)
Cash dividends per common share (b)	0.90	0.27	0.90	0.95
Book value per common share (c)	6.54	(1.14)	8.97	9.42

(a)	The equivalent unaudited pro forma per Millennium common share amounts are calculated by multiplying the Lyondell per share amounts set forth under the column heading “Lyondell Unaudited Pro Forma Per Common Share Data” by an assumed exchange ratio of 1.05 which represents the exchange ratio that would have applied if the proposed transaction had been consummated on May 31, 2004.

(b)	The Lyondell unaudited pro forma cash dividend per common share amount set forth under the column heading “Lyondell Unaudited Pro Forma Per Common Share Data” is based solely on historical dividends per share for Lyondell.

(c)	The Lyondell unaudited pro forma book value per common share amount set forth under the column heading “Lyondell Unaudited Pro Forma Per Common Share Data” was calculated by dividing the total combined pro forma equity by the pro forma equivalent shares outstanding as of the relevant balance sheet date.

RISK FACTORS

In addition to the other information contained in this joint proxy statement/prospectus and the documents attached and incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the following risk factors before you decide how to vote on the proposed transaction. If any of the following risks occur, Lyondell’s or Millennium’s and, after the closing of the proposed transaction, the combined company’s business, financial condition or results of operations could be materially adversely affected, the value of the applicable company’s common stock could decline and you may lose all or a part of your investment.

Risks Relating to the Proposed Transaction

Lyondell and Millennium may not achieve the expected benefits of the proposed transaction.

Lyondell and Millennium entered into the agreement and plan of merger with the expectation that the proposed transaction will result in various benefits. See “Proposal to Approve the Proposed Transaction— Lyondell’s Reasons for the Proposed Transaction” beginning on page 58 and “—Millennium’s Reasons for the Proposed Transaction” beginning on page 60. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances, some of which are beyond the control of the combined company. For example, future growth in revenues, earnings and cash flow is partly dependent on future economic conditions and conditions in the chemical industry. Also, the potential synergies and expense saving opportunities that Lyondell and Millennium anticipate may not be realized. In addition, the other risk factors discussed below may prevent the achievement of the expected advantages of the proposed transaction.

The combined company may face difficulties in integrating the operations of Lyondell and Millennium.

Before the proposed transaction, Lyondell and Millennium operated separately. Lyondell may not be able to integrate the operations of Lyondell and Millennium without a loss of employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. Lyondell’s management team does not have experience running Millennium’s titanium dioxide and other majority owned businesses and the loss of Millennium employees could result in reduced operating efficiencies. Any unexpected costs or delays incurred in connection with the integration could lower operating results.

The market price of the shares of Lyondell common stock to be received in the proposed transaction will fluctuate and you may not know the precise exchange ratio at the time you vote on the proposals.

The agreement and plan of merger provides for an exchange ratio that is based on the average of the volume-weighted average sale prices of Lyondell common stock for the 20 trading day period ending on the third trading day prior to the closing of the proposed transaction. The agreement and plan of merger provides for adjustment of the exchange ratio if such average price is between $16.50 and $20.50 per share, but it does not provide any adjustment if the average price is below $16.50 per share or above $20.50 per share. The agreement and plan of merger does not provide for rights of termination by either party based on fluctuations of the market price of Lyondell common stock before closing of the proposed transaction. Because the exchange ratio is based on the average trading price for a period of time prior to the closing date, the precise exchange ratio cannot be presently determined and you may not know the precise exchange ratio when you vote on the proposals contained in this joint proxy statement/prospectus.

Variations in the trading price of Lyondell common stock may be the result of:

•	changes in the business, assets or liabilities or results of operations of Lyondell, Millennium or Equistar;

•	the prospects for the post-transaction operations of the combined company;

•	changes in industry conditions, including supply-demand balance and costs for raw materials and energy;

•	market assessments of the likelihood that the proposed transaction will be completed within the anticipated time frame or at all;

•	changes in general stock market, economic and political conditions; and

•	other factors beyond the control of Lyondell or Millennium, including those described elsewhere in this “Risk Factors” section.

Shareholders are urged to obtain current market quotations for both Lyondell common stock and Millennium common stock. The historical prices of Lyondell common stock and Millennium common stock included in this joint proxy statement/prospectus are not necessarily indicative of their prices on the date the proposed transaction closes. The future market prices of Lyondell common stock and Millennium common stock cannot be guaranteed or predicted.

The increase in trading activity resulting from the increase in shares of Lyondell common stock outstanding after the proposed transaction could cause volatility in the market price of Lyondell common stock, and sales of large amounts of Lyondell common stock following the proposed transaction could result in a decline in the market price of Lyondell common stock.

On May 31, 2004, 177,905,222 Lyondell shares were issued and outstanding, consisting of 140,557,881 shares of Lyondell common stock and 37,347,341 shares of Lyondell Series B common stock. If the average of the volume-weighted daily average sale prices of Lyondell common stock for the 20 trading days ending on the third trading day before the closing of the proposed transaction is $16.50 or less, Lyondell will issue to Millennium shareholders approximately 69 million shares of Lyondell common stock based on the number of Millennium shares outstanding on May 31, 2004. If the average is $20.50 or higher, Lyondell will issue to Millennium shareholders approximately 62 million shares of Lyondell common stock based on the number of Millennium shares outstanding on May 31, 2004. The number of shares issued would be increased by 1.9 to 2.1 million (depending on the exchange ratio) if all of Millennium’s outstanding stock options (including 0.4 million of options with an exercise price in excess of the May 31, 2004 market price) are exercised for shares before closing and by an additional 10.5 to 11.6 million (depending on the exchange ratio) if Millennium’s convertible debentures become convertible and are converted before closing. The debentures are not currently convertible and will become convertible only under specified circumstances, including circumstances related to the market price of Millennium common stock (or, after the proposed transaction, Lyondell common stock) and the market price and credit ratings of the convertible debentures. All of the Lyondell common stock issued to Millennium shareholders in the proposed transaction may be resold into the public market immediately after the proposed transaction, subject to limited exceptions. A substantial increase in trading activity could result in increased volatility in the market price of Lyondell common stock, and if large amounts of Lyondell common stock are sold after completion of the proposed transaction, the market price of Lyondell common stock may decline.

The interests of directors and executive officers of Lyondell and Millennium may differ from, or be in addition to, those of the Lyondell shareholders and Millennium shareholders, respectively.

Directors and executive officers of Lyondell and Millennium have interests in the proposed transaction that differ from, or are in addition to, those of Lyondell and Millennium shareholders generally. The receipt of compensation or other benefits in the proposed transaction, including change in control and severance payments, the vesting of stock options and restricted shares, the guarantee of payment of certain performance awards and the continuation of indemnification arrangements following completion of the proposed transaction may influence directors in making their recommendation that you vote in favor of the proposed transaction and executive officers in supporting the proposed transaction. If the proposed transaction is completed and all 17 of Millennium’s current officers and key employees who are parties to change in control agreements with Millennium are terminated or terminate their employment under certain circumstances, they will be entitled to receive an estimated aggregate of $43.7 million in severance and pension benefit payments. In addition, an estimated 158,196 ELTIP Shares will be distributed to them and an estimated 101,033 shares of Millennium restricted stock and 304,669 Millennium stock options held by such officers and other key employees will vest and be converted into, or become exercisable for, Lyondell common stock. They will also be entitled to receive an aggregate of approximately $6 million in incentive plan payments (including accumulated dividends on the vested shares). Of the foregoing amounts, Mr. Lee (Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction) will be entitled to receive, as a result of the proposed transaction, payment of an estimated $9 million of the cash payments, distribution of an estimated 31,978 of the ELTIP Shares and vesting of an estimated 22,830 of the restricted shares and 48,667 of the Millennium stock options. These officers and key employees, including Mr. Lee, will also be reimbursed for all excise taxes on such distributions on a fully grossed-up basis. In addition, a total of 42,000 shares of restricted stock held by Millennium’s non-employee directors will vest and automatically be converted into Lyondell common stock upon closing, and Millennium officers and directors will be indemnified by Lyondell for six years after the closing of the proposed transaction.

If the proposed transaction is completed, a total of 11,669 stock options held by Lyondell’s non-employee directors, 3,040,983 stock options held by certain of Lyondell’s officers and other key employees, and 470,587 phantom stock options held by certain of Lyondell’s key employees will vest and certain of Lyondell’s officers and other key employees will receive other change in control benefits.

You should consider these differing and/or additional interests in voting on the proposed transaction. These different and/or additional interests have been described under “Proposal to Approve the Proposed Transaction — Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

The combined company will incur significant costs as a result of the proposed transaction.

The combined company expects to incur approximately $100 million to $110 million of costs related to the proposed transaction. These costs will include change in control and severance payments to employees, investment banking, bank commitment, legal and accounting fees, printing costs, transition costs and other related costs. In addition, the combined company also may incur unanticipated costs in the proposed transaction.

Risks Relating to Debt of the Combined Company Following the Proposed Transaction

The combined company’s consolidated balance sheet will be highly leveraged and it will have risks resulting from significant amounts of debt.

The balance sheets of Lyondell, Equistar and Millennium are highly leveraged, and the combined company’s consolidated balance sheet also will be highly leveraged. While Lyondell, Millennium and Equistar each will continue to be separately responsible for its respective debt obligations after the proposed transaction (except that $300 million of Equistar debt is guaranteed by Lyondell), the total consolidated debt of Lyondell, including the debt of both Millennium and Equistar on a consolidated basis, would have been approximately $8 billion at March 31, 2004, after giving pro forma effect to the proposed transaction as if it had been consummated on that date. This debt would have represented approximately 77% of Lyondell’s pro forma consolidated capitalization. This debt amount does not include approximately $450 million of debt of Lyondell’s 58.75%-owned joint venture, LCR, as of March 31, 2004.

In addition, Lyondell, Equistar and Millennium have contractual commitments and underfunded pension and post-retirement benefit obligations described in Item 8 of their respective Annual Reports on Form 10-K for the year ended December 31, 2003 that will require cash contributions in 2004 and beyond. Within approximately three months after closing, (1) Lyondell anticipates that it will incur approximately $15 million of costs related to the proposed transaction, which will be paid out of available cash, and (2) Millennium anticipates that it will incur approximately $85 million to $95 million of costs related to the proposed transaction.

Millennium intends to fund its costs through a combination of available cash, debt financing and/or possible asset sales. Any such additional debt will increase the debt of the combined company.

The level of debt of Lyondell, Millennium and Equistar and the limitations imposed on them by their existing or future debt agreements could have significant consequences on the combined company’s business and future prospects, including the following:

•	the combined company or its subsidiaries (including Millennium and Equistar) may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations; and

•	the combined company could be competitively weaker in the event of continued poor business conditions that would leave it less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Please see the “Liquidity and Capital Resources” section in Item 7 of (1) Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003; (2) Equistar’s Annual Report on Form 10-K for the year ended December 31, 2003; and (3) Millennium’s Annual Report on From 10-K/A for the year ended December 31, 2003, in each case, for discussion regarding that company’s ability to pay or refinance its debt.

After the proposed transaction, Lyondell, Millennium and their joint ventures will each continue to require a significant amount of cash to service their indebtedness, and the ability of each of them to generate cash will depend on many factors beyond their control.

Due to debt covenant limitations on transferring cash between the entities discussed below, after the proposed transaction, the ability of each of Lyondell, Millennium and their joint ventures to make payments on and to refinance its respective indebtedness will continue to depend on its individual ability to generate cash. After the proposed transaction, each of Lyondell, Millennium and their joint ventures, including Equistar, each will continue to be separately responsible for its respective outstanding debt (except that $300 million of Equistar debt is guaranteed by Lyondell).

After the proposed transaction:

•	the businesses of each of Lyondell, Millennium and Equistar may not generate sufficient cash flow from operations to meet their respective debt service obligations;

•	future borrowings may not be available under current or future credit facilities of each entity in an amount sufficient to enable each of them to pay their respective indebtedness at or before maturity; and

•	each entity may not be able to refinance any of its respective indebtedness on reasonable terms, if at all.

After the proposed transaction, factors beyond the control of Lyondell, Millennium and their joint ventures will continue to affect the ability of each of them to make these payments and refinancings. These factors include those discussed elsewhere in these risk factors and those listed in the “Disclosure Regarding Forward Looking Statements” section of this joint proxy statement/prospectus beginning on page 41.

Further, the ability of Lyondell, Millennium and their joint ventures to fund working capital and capital expenditures will also depend on the ability of each entity to generate cash. If, in the future, sufficient cash is not generated from their respective operations to meet their respective debt service obligations, Lyondell, Millennium and their joint ventures each may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, these entities may need to refinance debt, obtain additional financing or sell assets, which they may not be able to do on reasonable terms, if at all.

Debt and other agreements will restrict the ability of Lyondell, Millennium and Equistar to take certain actions and will require Lyondell and Millennium to maintain certain financial ratios. Failure to comply with these requirements could result in acceleration of debt.

Indentures. The indentures governing certain debt securities of Lyondell, Millennium and Equistar contain various covenants that limit each company’s ability to engage in certain transactions. These covenants limit each company’s ability to, among other things:

•	incur additional debt or issue subsidiary preferred stock;

•	redeem or repurchase capital stock or repurchase subordinated debt;

•	engage in transactions with affiliates, including transactions between or among Lyondell, Millennium, Equistar and LCR, except on an arms-length basis after compliance with certain requirements;

•	move cash between affiliates (as further discussed below);

•	create liens or engage in sale and leaseback transactions;

•	make some types of investments and sell assets; and

•	consolidate or merge with, or sell substantially all its assets to, another person.

Some of Lyondell’s indentures require the calculation of a Fixed Charge Coverage Ratio, which is defined as the ratio of the Adjusted Consolidated Cash Flow (as defined) to Fixed Charges (as defined) for Lyondell’s most recently ended four full fiscal quarters. Under the indentures, if, as is currently the case, Lyondell’s Fixed Charge Coverage Ratio is not at least 2.0 to 1.0, Lyondell is subject to certain restrictions that limit its ability to, among other things, incur additional indebtedness. Millennium’s 9.25% senior notes indenture requires the calculation of a Consolidated Coverage Ratio, which is defined as the ratio of the aggregate amount of EBITDA (as defined) for the four most recent fiscal quarters to Consolidated Interest Expense (as defined) for the four most recent fiscal quarters. Under this indenture, if, as is currently the case, Millennium’s Consolidated Coverage Ratio is not at least 2.25 to 1.00, Millennium is subject to certain restrictions that limit its ability to, among other things, incur additional indebtedness and pay dividends.

Lyondell’s Credit Facility. Lyondell’s credit facility contains restrictive covenants and requires that Lyondell and its subsidiaries on a consolidated basis satisfy specified financial performance criteria. Specifically, Lyondell and its subsidiaries are not permitted: (1) to allow the Fixed Charge Coverage Ratio (as defined) at the end of each of the following periods, to be less than 0.90 to 1.00 for the periods ended June 30, 2004 and September 30, 2004, 1.00 to 1.00 for the period ended December 31, 2004, 1.15 to 1.00 for the period ended March 31, 2005 and 1.50 to 1.00 at any period thereafter; or (2) to allow the ratio of Adjusted Debt to Adjusted EBITDA, as defined, for any period of four consecutive fiscal quarters, at any time during the following periods, to be greater than 10.50 to 1.00 for the period ended June 29, 2004, 11.00 to 1.00 for the periods ended September 29, 2004 and December 30, 2004, 9.85 to 1.00 for the period ended March 30, 2005, and 8.00 to 1.00 for any period thereafter. Lyondell’s ability to meet these financial ratios and tests can be affected by events beyond its control, and Lyondell may not be able to satisfy these covenants. In February 2004, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. However, beginning in the fourth quarter of 2004, the financial ratio requirements under its credit facility will become increasingly restrictive over time. Lyondell’s ability to comply with these financial ratio requirements will be dependent upon significantly improved results of operations in 2004 and thereafter as compared to 2003.

Lyondell’s credit facility covenants also limit its ability to:

•	increase dividends;

•	make some types of investments; and

•	allow its subsidiaries to incur some types and amounts of debt.

Lyondell will seek to amend or obtain a waiver under its credit facility to permit the proposed transaction. The terms of any amendment could be less favorable than the terms currently in effect. See “Summary of the Agreement and Plan of Merger—Bank Facility Amendments” beginning on page 117.

Millennium’s Credit Facility. Millennium’s credit facility contains restrictive covenants and requires Millennium to meet specified financial ratios and tests. These financial ratios include a Senior Secured Leverage Ratio and an Interest Coverage Ratio. The Senior Secured Leverage Ratio is defined as the ratio of Senior Secured Indebtedness (as defined) to cumulative EBITDA (as defined) for the prior four fiscal quarters. The Interest Coverage Ratio is the ratio of cumulative EBITDA for the prior four fiscal quarters to the Net Interest Expense (as defined) for the same period. Millennium’s ability to meet these financial ratios and tests can be affected by events beyond its control, and Millennium may not be able to satisfy these covenants. To permit Millennium to be in compliance with these ratios, the Millennium credit agreement was amended in the fourth quarter of 2003. Millennium will seek to amend or obtain a waiver under its credit facility to permit the proposed transaction. The terms of any amendment could be less favorable than the terms currently in effect. See “Summary of the Agreement and Plan of Merger—Bank Facility Amendments” beginning on page 117.

Equistar’s Credit Facility and Accounts Receivable Facility. Equistar has an inventory-based revolving credit facility under which it may borrow from time to time in the future and an accounts receivable sales facility under which it sells interests in accounts receivable for cash from time to time. Both of these facilities contain covenants that restrict, among other things, debt incurrence, lien incurrence, sales of assets, investments, capital expenditures and certain payments.

Effects of a Breach. A breach of any of the covenants or other requirements in any of the indentures or credit facilities would permit that company’s lenders or noteholders to declare any of that company’s outstanding debt immediately due and payable. A breach under one of the credit facilities would also permit that company’s lenders under that credit facility to terminate future lending commitments. A failure to comply with the obligations contained in one of the credit facilities or indentures could result in an event of default thereunder, which could permit acceleration of that company’s related debt and acceleration of that company’s debt under other instruments that may contain cross-acceleration or cross-default provisions. Furthermore, under specified circumstances, a default under Equistar’s or, after closing of the proposed transaction, Millennium’s debt instruments would constitute a cross-default under Lyondell’s credit facility, which, under specified circumstances, would then constitute a default under Lyondell’s indentures. It is not likely that Lyondell, Millennium or Equistar, as the case may be, would have, or be able to obtain, sufficient funds to make these accelerated payments. In that event, the breaching company’s lenders could proceed against any assets that secure their debt. Similarly, the breach of covenants in Equistar’s accounts receivable sales facility would permit the counterparties to terminate further purchases of interests in accounts receivable and to receive all collections from previously sold interests until they had collected on their interests in those receivables, thus reducing Equistar’s liquidity.

Debt covenants will limit transfers of cash between Lyondell, Millennium, Equistar and LCR.

Although Lyondell will own all the outstanding equity of Millennium after the closing of the proposed transaction, debt covenants will limit its ability to transfer cash between Lyondell and Millennium. In addition, as described below, debt covenants will continue to limit transfers of cash between Lyondell and Equistar and between Millennium and Equistar, even though Equistar will be indirectly wholly owned by Lyondell. Existing debt covenants will also continue to limit transfers of cash between Lyondell and LCR, of which Lyondell owns 58.75%.

One of Millennium’s indentures currently prevents it from paying dividends on its capital stock, including dividends to Lyondell after the proposed transaction. This prohibition will continue unless and until Millennium’s cumulative earnings and its fixed charge coverage ratio reach specified levels. Accordingly, cash flow of Millennium will not be available to Lyondell to fund Lyondell’s needs, such as servicing Lyondell’s debt, paying its capital expenditures or paying dividends to its shareholders, at least for the near term and pending improvement in business conditions.

Lyondell’s indentures contain a covenant that currently prohibits it from making cash investments in subsidiaries and joint ventures which are not restricted subsidiaries as defined in the indentures, subject to only limited exceptions. Even if the proposed transaction is completed, Millennium and Equistar will not qualify as restricted subsidiaries unless and until certain fixed charge coverage ratio tests and other requirements are met. Lyondell’s flexibility to make investments in LCR, and Millennium’s flexibility to make investments in Equistar, after the closing of the proposed transaction also will continue to be limited by other tests.

Some of Equistar’s indentures require that it make additional interest payments to the noteholders if it makes distributions to its owners when it does not meet a specified fixed charge coverage ratio. LCR’s credit facility would prohibit the payment of distributions to Lyondell and LCR’s other owner during an event of default thereunder. These provisions may deter or limit the movement of cash from Equistar to Lyondell and Millennium and from LCR to Lyondell.

Future borrowings by Lyondell’s subsidiaries and joint ventures may also contain restrictions on the payment of distributions by such subsidiaries and joint ventures to Lyondell. Applicable state law may also limit the amounts they are permitted to pay as distributions on their equity interests. The ability of Lyondell’s subsidiaries and joint ventures to distribute cash to Lyondell is also dependent upon their economic performance, which is dependent on a variety of factors, including factors described elsewhere in this “Risk Factors” section and the “Disclosure Regarding Forward Looking Statements” section beginning on page 41. For example, Equistar made no distributions to its owners in 2003, 2002 or 2001 as a result of continuing adverse conditions in the industry.

If Lyondell’s operations do not generate the additional cash needed to pay the additional dividends payable as a result of the issuance of shares in the proposed transaction and any shares of Lyondell common stock issued in the future, and Lyondell is unable to or does not obtain such cash from its joint ventures or Millennium, then Lyondell will have to either fund the additional dividends using available cash or the proceeds of external financing, if available, or reduce its per share dividend.

After the completion of the proposed transaction, Lyondell will need an additional $55.8 million to $62.1 million per year to maintain its current dividend rate and pay dividends on the additional shares of Lyondell common stock to be issued at the closing (assuming 62 million to 69 million shares are issued at closing). Debt covenants described in the immediately preceding risk factor may continue to preclude Millennium from distributing its excess cash flow, if any, to Lyondell, and Lyondell expects transaction-related synergies and cost savings that are realized by Lyondell to generate only a portion of the cash required for such additional dividends. The amount of cash necessary to pay dividends at the current rate will be further increased by $33.7 million if Occidental exercises its right, at any time after August 21, 2004, to convert its 37.4 million shares of Lyondell Series B common stock (on which Lyondell has the right to pay dividends in additional shares of Lyondell Series B common stock rather than in cash) to shares of Lyondell common stock. The amount of cash needed for such dividends will also be increased if and to the extent Millennium’s convertible debentures are converted into Lyondell common stock and Millennium stock options are exercised for shares. If the results of Lyondell’s operations do not generate the additional cash needed to pay Lyondell’s current per share dividend rate on all such additional shares of Lyondell common stock that are issued and Lyondell is unable to or does not obtain such cash from its joint ventures or Millennium, then Lyondell will have to either fund the additional dividends using available cash or the proceeds of external financing, if available, or reduce its per share dividend.

Lyondell’s credit agreement and the indentures for its senior secured and senior subordinated notes contain restrictions that provide that Lyondell may not pay dividends on Lyondell shares at an annual rate exceeding $0.90 per share. In addition, Lyondell is not permitted to pay dividends if it is in default under its credit agreement. See “Comparative Market Prices and Dividends” on page 132.

Without a standby credit facility or alternative financing, Millennium may not have sufficient funds to repurchase any of its 9.25% notes tendered pursuant to a change in control provision in the indenture governing those notes that will be triggered by the proposed transaction.

The indenture governing $475 million principal amount of Millennium’s 9.25% senior notes due 2008 gives the holders the right, for up to 60 days from the date of notice, to require Millennium to purchase all or any part of each holder’s 9.25% senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, upon a change in control of Millennium. Completion of the proposed transaction will trigger this obligation. Millennium may not be able to obtain a waiver of this obligation from the noteholders or arrange a standby credit facility to fund the purchase of any tendered notes, and the obligations of Lyondell and Millennium to close the proposed transaction are not conditioned on any such waiver or arrangement. The managements of Lyondell and Millennium may be incorrect in their assessment that it is, in light of current trading prices for the notes, unlikely that a substantial amount of notes will be tendered. Without the standby facility or alternative financing arrangements, Millennium may not have sufficient funds to purchase the notes if a substantial amount are tendered. The failure of Millennium to purchase tendered notes would constitute an event of default potentially leading to acceleration of this and other debt. The terms of any standby facility or alternative financing arrangement may be less favorable than those of the Millennium notes.

Risks Relating to the Businesses of the Combined Company

The cyclicality of the chemical and refining industries may cause significant fluctuation in the combined company’s operating results.

The historical operating results of Lyondell, Millennium and Equistar reflect the cyclical and volatile nature of the supply-demand balance in both the chemical and refining industries. After the proposed transaction, the combined company’s operating results will continue to be affected by this cyclicality and volatility. These industries historically have experienced alternating periods of capacity shortages leading to tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. The cyclicality of these industries results in volatile profits and cash flow over the business cycle.

There is overcapacity in the chemical industry, as a number of participants in the chemical industry, including Lyondell, have added capacity and demand growth has lagged behind rates experienced historically. Future growth in product demand may not be sufficient to utilize current or additional capacity. Excess industry capacity has depressed Lyondell’s, Millennium’s and Equistar’s volumes and margins, and may depress the combined company’s volumes and margins. The global economic and political environment continues to be uncertain. This environment and uncertainty has contributed to low industry operating rates, added to the volatility of raw material and energy costs, and forestalled the industry’s recovery from trough conditions, which has placed pressure on Lyondell’s, Millennium’s and Equistar’s results of operations, and may also place pressure on the combined company’s results of operations. As a result of excess industry capacity and weak demand for products, as well as rising energy costs and raw materials prices, Lyondell, Millennium and Equistar all reported operating losses in 2003 and the combined company’s operating results may also be volatile.

Costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

Lyondell, Millennium and Equistar purchase large amounts of raw materials and energy for their businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of their operating expenses. The prices of raw materials and energy used for most of the combined company’s products generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. Raw material costs have remained at high levels in 2003 and the first half of 2004. The results of operations of Lyondell, Millennium and Equistar have been, and the results of operations for the combined company could be in the future, significantly affected by increases and volatility in these costs. Price increases may increase working capital needs, which could reduce liquidity and cash flow for the combined company.

In addition, higher North American natural gas prices relative to natural gas cost-advantaged regions, such as the Middle East, have diminished the ability of many domestic chemical producers to compete internationally since natural gas prices affect a significant portion of the industry’s raw materials and energy sources. This environment has caused a reduction in Equistar’s exports, and has reduced the competitiveness of U.S. producers. It also has increased the competition for sales of chemicals in North America, as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower margins in North America.

Millennium has a limited number of suppliers for some of its raw materials, and if one of these suppliers were unable to meet its obligations, Millennium could incur supply shortages or price increases for its raw materials.

Millennium has a limited number of suppliers for some of its raw materials, and the number of sources for and availability of raw materials is specific to the particular geographic region in which a facility is located. Generally, Millennium has purchased its raw materials pursuant to one-year to six-year supply contracts that expire in 2004 through 2006. In 2003, Millennium purchased 71% of its titanium-bearing ores from two suppliers, Rio Tinto Iron & Titanium Inc. (through its affiliates Richards Bay Iron & Titanium (Proprietary) Limited and QIT-Fer et Titane Inc.) and Iluka Resources Limited under multiple year contractual commitments. In addition, Millennium obtains chlorine and caustic soda exclusively from one supplier for its Australian operations under a long-term supply agreement. Moreover, Millennium purchases all of its carbon monoxide from Linde AG pursuant to a long-term contract based primarily on the cost of production. Each of Millennium’s chloride TiO2 manufacturing plants has long-term supply agreements for oxygen and nitrogen through either nearby suppliers dedicated to the site or through a direct pipeline arrangement. Each of these contracts is an exclusive supply contract. Accordingly, if one of these suppliers were unable to meet its obligations under present supply arrangements, Millennium could suffer reduced supplies or be forced to incur increased prices for its raw materials.

Lyondell, Millennium and Equistar will continue to sell commodity products in highly competitive markets and face significant price pressure.

Lyondell, Millennium and Equistar will continue to sell their products in highly competitive markets. Due to the commodity nature of certain of their products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability, reliability of supply and customer service. As a result, Lyondell, Millennium and Equistar generally will not be able to protect their market position for these products by product differentiation and may not be able to pass on cost increases to their customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. In addition, their ability to increase product sales prices, and the timing of those increases, will be affected by the supply-demand balances for their products, as well as the capacity utilization rates for those products. Timing differences in pricing between rising raw material costs, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, have reduced and may continue to reduce profitability.

External factors beyond the control of Lyondell, Millennium and their respective joint ventures can cause fluctuations in demand for their products and in their prices and margins, which may result in lower operating results.

External factors beyond the control of Lyondell, Millennium and their respective joint ventures can cause volatility in the price of raw materials and other operating costs, as well as significant fluctuations in demand for their products and can magnify the impact of economic cycles on their businesses. Examples of external factors include:

•	general economic conditions;

•	international events and circumstances;

•	competitor actions; and

•	governmental regulation in the U.S. and abroad.

Lyondell and Millennium believe that events in the Middle East have had a particularly adverse influence on their businesses in recent years and may continue to do so. In addition, a number of Lyondell’s, Millennium’s and their joint ventures’ products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. Many of their and their joint ventures’ products are components of other chemical products that, in turn, are subject to the supply-demand balance of both the chemical and refining industries and general economic conditions. If the global economy does not improve, demand for their and their joint ventures’ products and their operating results would continue to be lower than if they were operating at full capacity. In addition, the impact of the factors cited above has increased and may continue to increase volatility in prices for crude oil and natural gas and could result in increased raw material costs. Further, these risks could cause increased instability in the financial markets and make their and their joint ventures’ ability to access capital more difficult.

After the proposed transaction, Lyondell, Millennium or their joint ventures may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. Any decision to permanently close facilities or exit a business would result in writing off the remaining book value of the assets involved. Temporary outages sometimes last for several quarters or, in certain cases, longer, and could cause them or their joint ventures to incur costs, including the expenses of maintaining and restarting these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause them or their joint ventures to further reduce operating rates, idle facilities or exit uncompetitive businesses.

Operating problems in the businesses of Lyondell, its subsidiaries (including Millennium after the closing) or joint ventures may result in lower operating results.

The occurrence of material operating problems at facilities owned by Lyondell or its subsidiaries (including Millennium after the closing) or joint ventures, including, but not limited to, the events described below, may materially reduce the productivity and profitability of a particular manufacturing facility, or of Lyondell as a whole, during and after the period of such operational difficulties. Lyondell’s operating results will be dependent on the continued operation of its and its subsidiaries’ and joint ventures’ various production facilities and the ability to complete construction projects on schedule.

Although Lyondell and its subsidiaries and joint ventures take precautions to enhance the safety of their operations and minimize the risk of disruptions, their operations, along with the operations of other members of the chemical and refining industries, are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	potential terrorist acts.

Some of these hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Furthermore, Lyondell and its subsidiaries and joint ventures will also continue to be subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. Lyondell and its subsidiaries and joint ventures maintain property, business interruption and casualty insurance that they believe is in accordance with customary industry practices, but they are not, and will not be, fully insured against all potential hazards incident to their business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If Lyondell or its subsidiaries or joint ventures were to incur a significant liability for which they were not fully insured, that company may not be able to finance the amount of the uninsured liability on terms acceptable to it or at all, and may be obligated to divert a significant portion of its cash flow from normal business operations.

The combined company’s international operations will be subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to non-U.S. operations.

After the proposed transaction, the combined company will have substantial international operations, which will be subject to the risks of doing business abroad, including fluctuations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments. These events could reduce the demand for its products internationally or decrease the prices at which it can sell its products internationally, which could reduce its operating results. The combined company may not continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which it may be subject. These laws may be modified, the result of which may be to prevent or limit foreign subsidiaries from transferring cash to the combined company, its subsidiaries or its joint ventures.

In addition, the combined company and its subsidiaries will generate revenue from export sales and operations conducted outside the U.S. that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. Future events, which may significantly increase or decrease the risk of future movement in foreign currencies in which they conduct their business, cannot be predicted. The combined company and its subsidiaries also may hedge certain revenues and costs using derivative instruments to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies, though they do not use derivative financial instruments for trading or speculative purposes. It is possible that fluctuations in foreign exchange rates will result in reduced operating results.

LCR’s crude oil supply agreement with PDVSA Petroléo, S.A. (PDVSA Oil) is important to LCR’s operations because it reduces the volatility of earnings and cash flow. The agreement is currently subject to litigation and subject to the risk of enforcing judgments against non-U.S. affiliates of a sovereign nation and force majeure risks.

Most of the crude oil used by LCR as a raw material for its refinery is purchased under the crude supply agreement with PDVSA Oil, an affiliate of Petróleos de Venezuela, S.A. (PDVSA), which was entered into in 1993. The crude supply agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or raw material, less (1) certain deemed refining costs adjustable for inflation and energy costs, (2) certain actual costs and (3) a deemed margin, which varies according to the grade of crude oil or other raw material delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, timing differences in incorporating changes in refined product market values and energy costs into the crude supply agreement’s deemed margin calculations and the efficiency with which LCR conducts its operations. Although LCR believes that the crude supply agreement reduces the volatility of its earnings and cash flows over the long-term, the crude supply agreement also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to the then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the crude supply agreement, the benefits of this agreement to LCR could be substantially diminished, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the crude supply agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the price of heavy crude oil relative to the prices of heavy crude oil under the crude supply agreement has the tendency to make continued performance of its obligations under the crude supply agreement less attractive to PDVSA Oil.

The crude supply agreement provides that Lyondell controls all of LCR’s decisions and enforcement rights in connection with the crude supply agreement so long as PDVSA has a direct or indirect ownership interest in LCR. However, there are risks associated with reliance on PDVSA Oil for supplies of crude oil and with enforcing the provisions of contracts with companies such as PDVSA Oil that are non-U.S. affiliates of a sovereign nation. All of the crude oil supplied by PDVSA Oil under the crude supply agreement is produced in the Republic of Venezuela, which has experienced economic difficulties and attendant social and political changes and unrest in recent years, including a national strike during the fourth quarter of 2002 and the first quarter of 2003 that disrupted crude oil deliveries to LCR. The Republic of Venezuela may continue to experience these difficulties and changes. It is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of U.S. courts against entities whose assets are located outside of the U.S. and whose management does not reside in the U.S. Although the parties have negotiated certain alternative arrangements in the event of specified force majeure conditions, including Venezuelan governmental or other actions restricting or otherwise limiting PDVSA Oil’s ability to perform its obligations, any such alternative arrangements may not be as beneficial to LCR as the crude supply agreement. From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the crude supply agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

If the crude supply agreement is modified or terminated or this source of crude oil is otherwise interrupted, due to production difficulties, political or economic events in Venezuela or other factors, LCR could experience significantly lower earnings and cash flows. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. If neither CITGO, PDVSA Oil or their affiliates were a partner in LCR, PDVSA Oil would have an option to terminate the crude supply agreement. Depending on then-current market conditions, any breach or termination of the crude supply agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations. Alternative crude oil supplies with similar margins may not be available for purchase by LCR.

Under the crude supply agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of the LCR refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such time, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the crude supply agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and, beginning in March 2002, reduced deliveries of crude oil to LCR. Although deliveries increased to contract levels of 230,000 barrels per day during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the crude supply agreement. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to crude oil under the crude supply agreement.

LCR has consistently contested the validity of PDVSA Oil’s and PDVSA’s reductions in deliveries under the crude supply agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

After the proposed transaction, Lyondell and its subsidiaries (including Millennium) will continue to pursue acquisitions, dispositions and joint ventures.

After the proposed transaction, Lyondell and its subsidiaries (including Millennium) will continue to seek opportunities to generate value through business combinations, purchases and sales of assets and contractual arrangements or joint ventures. These transactions would be intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. Although these transactions would be expected to yield longer-term benefits if the expected efficiencies and synergies of the proposed transactions are realized, they could reduce the operating results of Lyondell or its subsidiaries in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of Lyondell’s or its subsidiaries’ businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Lyondell’s and Millennium’s and their subsidiaries’ and joint ventures’ operations and assets are, and, after the proposed transaction, will remain, subject to extensive environmental, health and safety and other laws and regulations.

Lyondell and Millennium cannot predict with certainty the extent of the combined company’s future liabilities and costs under environmental, health and safety laws and regulations and whether liabilities and costs will be material. In addition, Lyondell, Millennium and their subsidiaries and joint ventures may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at their facilities or chemicals that they otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on the operations of Lyondell, Millennium or their subsidiaries or joint ventures, a substantial increase in the success of these types of claims could result in the expenditure of a significant amount of cash by Lyondell, Millennium or their subsidiaries or joint ventures to pay claims, and could reduce their operating results.

Lyondell, Millennium and their subsidiaries and joint ventures (together with the industries in which they operate) are, and the combined company will be, subject to extensive national, state and local environmental laws and regulations concerning, and are required to have permits and licenses regulating, emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, some of these laws and regulations require Lyondell and Millennium and their subsidiaries and joint ventures, and will require the combined company, to meet specific financial responsibility requirements. Lyondell and Millennium cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of Lyondell, Millennium and their subsidiaries and joint ventures as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the costs and risks described above, Lyondell and Millennium do not expect that the combined company will be affected differently than the rest of the chemicals and refining industry where their facilities are located.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. “Superfund” statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including the combined company) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In addition, similar environmental laws and regulations that have been or may be enacted in countries outside of the U.S. may impose similar liabilities and costs upon the combined company.

Kalamazoo Superfund Site. A Millennium subsidiary has been named as a potentially responsible party (PRP) in a Superfund cleanup proceeding at the Allied Paper/Portage Creek/Kalamazoo River Superfund Site in Michigan. The site involves contamination of river sediments and floodplain soils with polychlorinated biphenyls and closure of landfills associated with former paper mill operations. Litigation concerning the matter was commenced in December 1987 but was subsequently stayed and is being addressed under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). In October 2000, the Kalamazoo River Study Group, a group of four of the principal PRPs, including one of Millennium’s subsidiaries, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study for the upper portion of this site, which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total collective cost of approximately $73 million. The five remedial options considered in the draft study range from no action to total dredging of the upper portion of the river and off-site disposal of the dredged materials. In February 2001, the Study Group, at the request of the State of Michigan, also evaluated nine additional potential remedies. The estimated cost for these remedial options identified in the draft study ranged from $0 to $2.5 billion; however, Millennium strongly believes that the likelihood of the cost being either $0 or $2.5 billion is remote. During 2001, additional sampling activities were performed in discrete parts of the river. The EPA has taken over as lead agency for the site at the request of the State. While the State has submitted negative comments to the EPA on the draft study, the EPA has yet to comment. Previously, Millennium estimated its liability for the upper river portion of the site based upon the draft study’s recommended remedy. Based on an interim allocation among the Study Group members, Millennium has historically paid 35% of costs for the river portion of the investigation, however, Millennium’s interim allocation is expected to increase based on the withdrawal of one of the two remaining members. Millennium’s share of costs of the study may or may not be indicative of its allocated share for liabilities related to the site. Guidance as to how the EPA will likely proceed with any further evaluation and remediation at the site is not expected until late 2004 at the earliest. When the EPA announces how it intends to proceed with any such evaluation and remediation, Millennium’s estimate of its liability at the site will be re-evaluated. Millennium’s ultimate liability for the site will depend on many other factors that have not yet been determined, including the remedies selected for the site, the number and financial viability of the other members of the Study Group as well as of other PRPs outside the Study Group, the determination of the final allocation for site liabilities among the members of the Study Group and other PRPs, and the extent of any natural resource damages. Recently, the EPA identified 14 private entities and seven municipalities and sent them formal requests for information regarding their possible connection with the site.

Ozone Standard. The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”) under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”), which contribute to ozone formation, must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region prior to a November 2007 compliance deadline for the one-hour ozone standard. Revised rules adopted by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would range between $250 million and $300 million for Lyondell, Equistar and LCR, collectively. This range of estimates could be affected by increased costs for stricter proposed controls over highly reactive, volatile organic compounds (“HRVOCs”). The regulatory agency for the state of Texas, the Texas Commission on Environmental Quality, or “TCEQ,” plans to finalize the HRVOC rules by December 2004. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. The TCEQ will continue with its current plan to revise the HRVOC rules in 2004. The timing and amount of the estimated expenditures are subject to these regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. The ultimate cost of implementing any plan developed to comply with the final ozone standards cannot be estimated at this time.

Gasoline and Diesel Fuel Standards. The Clean Air Act specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to phase in production of a lower sulfur-content gasoline in 2004, with final compliance by 2007. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006, and 100% by the end of 2009, with less stringent standards for “off-road” diesel fuel. The off-road diesel fuel standards, which were finalized during the second quarter of 2004, provide for phased implementation from 2007 to 2014. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

In 2003, LCR developed alternative approaches to complying with the low sulfur gasoline standard and the new diesel fuel standard that will lead to an approximate $300 million reduction in overall estimated capital expenditures for these projects. As a result, LCR recognized impairment of value of $25 million of project costs incurred. The revised estimated spending for these projects, excluding the $25 million charge, totaled between $165 million to $205 million. LCR significantly reduced the estimated costs for implementing the new diesel standards as a result of its ability to retrofit current production units. The revised estimated cost for the new diesel standards also reflects LCR’s implementation strategy for producing ULSD and “off road” diesel. LCR has spent approximately $28 million, excluding the $25 million charge, as of March 31, 2004 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $120 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s operating results may also be reduced if these standards increase the cost for processing fuel components.

Other Regulatory Requirements. In addition to the environmental matters described above, Lyondell, Millennium and their subsidiaries and joint ventures are, and the combined company will be, subject to other material regulatory requirements, including those relating to the shipment or exportation of their products. Although Lyondell, Millennium and their subsidiaries and joint ventures have compliance programs and other processes intended to ensure compliance with all such regulations, Lyondell, Millennium and their subsidiaries and joint ventures are subject to the risk that their compliance with such regulations could be challenged. Non-compliance with certain of these regulations could result in the incurrence of additional costs, penalties or assessments that could be significant.

Pending or future legislative initiatives may reduce Lyondell’s MTBE sales.

In the U.S., the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate produced an energy bill that would have phased out the use of MTBE over 10 years, but also provided limited liability protection for MTBE. The House of Representatives passed the bill as reported out of conference, but the Senate has not. Various versions of an energy bill have been considered in the Senate in 2004 that would phase out use of MTBE, but would not provide liability protection. The final form and timing of the reconciliation of these competing versions of the energy bill in the U.S. Congress is uncertain.

At the state level, a number of states have legislated MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Therefore, bans in these states do not impact MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. These bans started to reduce MTBE demand during late 2003. In addition, in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, thereby reducing 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand. Other Northeastern states have enacted or have proposed future MTBE bans, and gasoline blenders in these states are making decisions that would lead to deselection of MTBE, which will also negatively impact U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these existing and potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues and 17% of its total 2003 revenues. Lyondell intends to continue marketing MTBE in the U.S. In the short term, in response to market conditions, Lyondell is capable of adjusting, within design limits, the relative ratios of PO and TBA produced at its PO/TBA plants. It can also shift more of its PO production to PO/SM plants from PO/TBA plants, as necessary. This flexibility has increased with the fourth quarter 2003 startup of the Maasvlakte PO/SM plant. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Under the more expensive iso-octane alternative, the current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. Alternatively, Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell has not made any capital commitments regarding any of these alternatives at this time, and any ultimate decision will depend upon further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

Proceedings relating to the alleged exposure to lead-based paints and lead pigments could require Millennium to expend material amounts in litigation and settlement costs and judgments.

Together with other alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging that Millennium and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. All these legal proceedings are in various pre-trial, post-trial and post-dismissal settings, some of which are on appeal. The first phase of a proposed multi-phase trial in the Rhode Island proceeding commenced on September 4, 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.” This case is tentatively set to be retried on April 6, 2005. An order is anticipated from the court specifying the additional issues to be considered by the jury in the retrial beyond the public nuisance questions considered by the jury in the first trial. While Millennium believes that it has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Additional lead-based paint and lead pigment litigation may be filed against Millennium in the future asserting similar or different legal theories and seeking similar or different types of damages and relief, and any adverse court rulings or determinations of liability, among other factors, could affect this litigation by encouraging an increase in the number of future claims and proceedings. In addition, from time to time, legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead-based paint and lead pigment respecting asserted health concerns associated with such products or to overturn successful court decisions. Millennium is unable to predict the outcome of lead-based paint and lead pigment litigation, the number or nature of possible future claims and proceedings, and the effect that any legislation and/or administrative regulations may have on the litigation against Millennium. In addition, Millennium cannot reasonably estimate the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. Thus, any liability Millennium incurs with respect to pending or future lead-based paint or lead pigment litigation, or any legislation or regulations, could to the extent not covered by insurance have a material impact on Millennium’s and, therefore, the combined company’s financial position, results of operations or cash flows.

Risks Relating to Failure to Complete the Proposed Transaction

If the proposed transaction does not occur, neither company will benefit from the expenses it has incurred in pursuit of the proposed transaction and either company may be subject to a termination fee.

If the proposed transaction is not completed, Lyondell and Millennium will have incurred substantial expenses for which neither party will have received a benefit. Additionally, if the agreement and plan of merger is terminated because Lyondell or Millennium accepts a proposal for a superior alternative transaction or under other specified circumstances, Lyondell or Millennium may be required to pay the other party a termination fee of $30 million. See “Summary of the Agreement and Plan of Merger—Effect of Termination” beginning on page 119.

Failure to complete the proposed transaction could cause Lyondell’s or Millennium’s stock price to decline.

If the proposed transaction is not completed for any reason, Lyondell’s or Millennium’s stock price may decline if the current market price reflects a market assumption that the proposed transaction will be completed or based on the market’s perception as to the reasons why the proposed transaction was not completed.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This joint proxy statement/prospectus, including the Annexes, and the documents incorporated by reference in this joint proxy statement/prospectus, contain both historical and forward looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, referred to as the Exchange Act. Forward looking statements include information concerning possible or assumed future results of operations of Lyondell, Millennium, Equistar and the combined company that Lyondell and Millennium expect, project, believe, or anticipate will or may occur in the future, including statements about the following subjects:

•      benefits, effects or results of the proposed transaction,

•      cost reductions, operating efficiencies or synergies resulting from the proposed transaction,

•      operations and results after the proposed transaction,

•      integration of operations,

•      business strategies,

•      growth opportunities,

•      competitive position,

•      market outlook,

•      expected financial position,

•      expected results of operations,

•      future cash flows,

•      future dividends,

•      financing plans,

•      budgets for capital and other expenditures,

•      timing and cost of completion of capital projects,

•      plans and objectives of management,

•      timing of the closing of the proposed transaction,

•      tax treatment of the proposed transaction,

•      accounting treatment of the proposed transaction,

•      costs in connection with the proposed transaction, and

•      any other statements regarding future growth, future cash needs, future operations, business plans and future financial results, and any other statements that are not historical facts.

The following factors could affect the future results of operations of the combined company and could cause those results to differ materially from those expressed in the forward looking statements included in this document or incorporated by reference herein:

•	the cyclical nature of the chemical and refining industries;

•	the availability, cost and volatility of raw materials and utilities;

•	uncertainties associated with the U.S. and worldwide economies, including those due to political tensions and events in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the U.S. and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for the products of Lyondell, Millennium and their respective joint ventures;

•	risks of doing business outside the U.S., including currency fluctuations;

•	competitive products and pricing pressures;

•	access to capital markets;

•	potential terrorist acts;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks); and

•	technological developments.

Many of these factors are beyond Lyondell’s, Millennium’s or their respective joint ventures’ ability to control or predict. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward looking statements. For a discussion of these and other factors, see “Risk Factors” beginning on page 24. These forward looking statements are not guarantees of their future performance, and their actual results and future developments may vary materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward looking statements or projecting any future results based on such statements or present or prior earnings levels.

You should not place undue reliance on forward looking statements contained in any section of this joint proxy statement/prospectus, including the Annexes, or in any document incorporated by reference into this joint proxy statement/prospectus, because they are statements about events that are not certain to occur as described or at all. All forward looking statements in this joint proxy statement/prospectus are qualified in their entirety by the cautionary statements contained in this joint proxy statement/prospectus (including this section, “Risk Factors” beginning on page 24 and the “—Lyondell’s Reasons for the Proposed Transaction” and “—Millennium’s Reasons for the Proposed Transaction” subsections of “Proposals to Approve the Proposed Transaction” beginning on pages 58 and 60) or incorporated by reference herein.

All subsequent written and oral forward looking statements concerning the proposed transaction or other matters addressed in this joint proxy statement/prospectus and attributable to Lyondell or Millennium or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section. Except to the extent required by applicable law or regulation, neither Lyondell nor Millennium undertakes any obligation to release publicly any revisions to such forward looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

In addition, this joint proxy statement/prospectus contains summaries of contracts and other documents. These summaries may not contain all of the information that is important to a Lyondell or Millennium shareholder, and reference is made to the actual contract or document for a more complete understanding of the contract or document involved.

INDUSTRY AND OTHER INFORMATION

Lyondell

The data included or incorporated by reference in this joint proxy statement/prospectus regarding the chemical industry, product capacity and ranking, including Lyondell’s and Equistar’s respective capacity positions and the capacity positions of their competitors for certain products, is based on independent industry publications, reports from government agencies or other published industry sources and Lyondell’s estimates. These estimates are based on information obtained from Lyondell’s and Equistar’s customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Lyondell and Equistar operate and Lyondell’s managements’ knowledge and experience. Lyondell believes these estimates to be accurate as of the date of the document in which the estimates were made or as of the date specified in such document. However, this information may prove to be inaccurate because of the methods by which Lyondell obtained some of the data for their estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in these surveys. Further, Lyondell’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 24.

Millennium

Unless otherwise indicated, information contained in, or incorporated by reference in, this joint proxy statement/prospectus concerning the chemical industry and Millennium’s general expectations concerning this industry and the capacity position and capacity share of Millennium is based on estimates prepared by Millennium using data from various sources, and on assumptions made by Millennium based on such data and Millennium’s knowledge of the chemical industry. Millennium has not independently verified data from industry sources and cannot guarantee its accuracy or completeness. In addition, Millennium believes that data regarding the chemical industry and Millennium’s capacity position and capacity share within such industry provide general guidance but are inherently imprecise. Further, Millennium’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 24.

THE SPECIAL MEETINGS

This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by each of Lyondell’s and Millennium’s boards of directors for use at their respective special meetings. It is expected that proxy materials will be sent to the Lyondell and Millennium shareholders beginning on or about                 , 2004.

Date, Time and Place of the Special Meetings

The special meetings are scheduled to be held on                 , 2004, as follows:

For Lyondell shareholders:	For Millennium shareholders:
a.m., Texas time General Assembly Room One Houston Center, 42nd floor 1221 McKinney Street Houston, Texas 77010	a.m., Maryland time Millennium’s Offices 20 Wight Avenue Hunt Valley, Maryland 21030

Purpose of the Special Meetings and Required Vote

Lyondell Special Meeting

At the special meeting of Lyondell shareholders, Lyondell’s board of directors will ask Lyondell shareholders to consider and vote on the following proposals, as more fully described in this joint proxy statement/prospectus:

(1)	To consider and approve a proposal to issue Lyondell common stock to the shareholders of Millennium in connection with the transactions contemplated by the Agreement and Plan of Merger dated March 28, 2004 among Lyondell, Millennium and Millennium Subsidiary, a wholly owned subsidiary of Millennium.

(2)	To consider and approve a proposal to amend and restate Lyondell’s certificate of incorporation to increase the authorized Lyondell shares (excluding preferred stock) from 420 million shares to 500 million shares.

Note: Approval of both Proposals (1) and (2) is a condition to closing the proposed transaction.

(3)	To consider and approve a proposal to amend and restate Lyondell’s 1999 incentive plan.

(4)	To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

As of the date of this joint proxy statement/prospectus, Lyondell’s board of directors is not aware of any other business to be presented for consideration at the Lyondell special meeting. If any other matters should properly come before the special meeting, the persons named in the enclosed Lyondell proxy card will vote in accordance with their best judgment. The special meeting may be adjourned or postponed, including by the presiding officer, for the purpose of, among other things, soliciting additional proxies. No proxy voted against a proposal will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional votes for such proposal.

Each of Proposal (1) and Proposal (3) requires the affirmative vote of at least a majority of the votes cast thereon, provided the total votes cast represent at least 50% of the outstanding Lyondell shares entitled to vote thereon. Proposal (2) requires the affirmative vote of at least a majority of the outstanding Lyondell shares. All Lyondell shares, including Lyondell Series B common stock, vote together as one class. As of                     , 2004, Lyondell’s directors and executive officers beneficially owned an aggregate of approximately         % of

the issued and outstanding Lyondell shares entitled to vote at Lyondell’s special meeting. Two members of Lyondell’s board of directors are executive officers of Occidental Petroleum Corporation, the beneficial owner of approximately         % of Lyondell shares outstanding on the record date.

All Lyondell shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at     a.m., and the meeting will begin at     a.m. Please note that you may be asked to present valid picture identification, such as a driver’s license or passport when you check in at the registration desk.

If you hold your shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Millennium Special Meeting

At the special meeting of Millennium shareholders, Millennium’s board of directors will ask Millennium shareholders to consider and vote on the following proposals, as more fully described in this joint proxy statement/prospectus:

(1)	To consider and approve a proposal to adopt the Agreement and Plan of Merger dated March 28, 2004 among Lyondell, Millennium and Millennium Subsidiary, a wholly owned subsidiary of Millennium, pursuant to which Millennium Subsidiary will merge with and into Millennium and Millennium will become a subsidiary of Lyondell.

(2)	To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

As of the date of this joint proxy statement/prospectus, Millennium’s board of directors is not aware of any other business to be presented for consideration at the Millennium special meeting. If any other matters should properly come before the special meeting, the persons named in the enclosed Millennium proxy card will vote in accordance with their best judgment. The special meeting may be adjourned or postponed, including by the presiding officer, for the purpose of, among other things, soliciting additional proxies. No proxy voted against the proposal to adopt the agreement and plan of merger will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional votes for such proposal.

Proposal (1) requires the affirmative vote of at least a majority of the outstanding shares of Millennium common stock entitled to vote thereon. An affirmative vote for adoption of the agreement and plan of merger is a vote for the merger of Millennium Subsidiary into Millennium and for the other transactions contemplated by the agreement and plan of merger. As of                     , 2004, Millennium’s directors and executive officers beneficially owned an aggregate of approximately         % of the outstanding shares of Millennium common stock entitled to vote at Millennium’s special meeting.

All Millennium shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at     a.m., and the meeting will begin at     a.m. Please note that you may be asked to present valid picture identification, such as a driver’s license or passport when you check in at the registration desk.

If you hold your shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Record Date, Shares Entitled to Vote and Quorum

Lyondell

Lyondell’s board of directors has fixed the close of business on                 , 2004 as the record date for its special meeting. On the record date, Lyondell had issued and outstanding              Lyondell shares, including

             shares of Lyondell Series B common stock. All Lyondell shares will be entitled to one vote per share on all matters to be voted on by Lyondell’s shareholders at the special meeting, and all outstanding Lyondell shares, including Lyondell Series B common stock, will vote together as a single class. Only holders of Lyondell shares on the record date are entitled to vote at the special meeting and any adjournment or postponement thereof. The presence at the Lyondell special meeting, in person or by proxy, of the holders of a majority of the outstanding Lyondell shares entitled to vote on a proposal will constitute a quorum for that proposal at the Lyondell special meeting. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Millennium

Millennium’s board of directors also has fixed the close of business on                 , 2004 as the record date for its special meeting. Only holders of Millennium common stock on the record date are entitled to vote at the special meeting and any adjournment or postponement thereof. On the record date, Millennium had                 shares of common stock issued and outstanding. This amount does not include                 shares held by Millennium and its subsidiaries and certain Millennium trusts, which are not entitled to be voted. The presence at the Millennium special meeting, in person or by proxy, of the holders of a majority of the shares of Millennium common stock issued and outstanding and entitled to vote will constitute a quorum for the Millennium special meeting. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Effect of Abstentions and Broker Non-Votes

Lyondell Special Meeting

Abstentions from voting will be counted as present for purposes of determining whether the quorum requirement is satisfied for the Lyondell special meeting. Your failure to vote your Lyondell shares (other than any Lyondell shares held in the Lyondell, Equistar or LCR 401(k) plan), including abstentions, may have the same effect as a vote against the proposals to (1) issue shares of Lyondell common stock to Millennium shareholders, (2) amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares and (3) amend and restate the 1999 incentive plan. Because of the nature of the matters to be voted on, and because there are no other matters to be voted on, there will be no broker non-votes (proxies submitted by brokers that do not indicate a vote for a proposal because they do not have discretionary voting authority and have not received instructions as to how to vote on the proposal). Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares. If you fail to instruct the trustee how to vote Lyondell shares you hold in the Lyondell, Equistar or LCR 401(k) plans, the plan fiduciary will instruct the plans’ trustee to vote your Lyondell shares, consistent with plan terms and fiduciary responsibilities. If you fail to instruct the trustee how to vote Lyondell shares you hold in the Millennium 401(k) plan, your Lyondell shares will not be voted, except as otherwise required by law.

Millennium Special Meeting

Abstentions from voting will be counted as present for purposes of determining whether the quorum requirement is satisfied for the Millennium special meeting. Your failure to vote your Millennium shares (other than any Millennium shares held in the Lyondell, Equistar or LCR 401(k) plans), including abstentions, will have the same effect as a vote against the proposal to adopt the agreement and plan of merger. Because of the nature of the matter to be voted on, and because there are no other matters to be voted on, there will be no broker non-votes (proxies submitted by brokers that do not indicate a vote for a proposal because they do not have discretionary voting authority and have not received instructions as to how to vote on the proposal). Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares. If you fail to instruct the trustee how to vote Millennium shares you hold in the Millennium 401(k) plan, your

Millennium shares will not be voted, except as otherwise required by law. If you fail to instruct the trustee how to vote Millennium shares you hold in the Lyondell, Equistar or LCR 401(k) plans, the plan fiduciary will instruct the plans’ trustee to vote your Millennium shares, consistent with plan terms and fiduciary responsibilities.

Proxies

Voting a Proxy

The enclosed proxy is solicited on behalf of the board of directors of Lyondell or Millennium as the case may be. As described on the enclosed proxy card, proxies may be submitted:

•	over the Internet;

•	by telephone; or

•	by mail.

Proxies submitted over the Internet or by telephone must be received by 11:59 p.m. Eastern Time on             , 2004. Proxies may be submitted over the Internet and by telephone 24 hours a day, and shareholders who submit a proxy over the Internet or by telephone do not need to return a written proxy card.

When a proxy is returned properly dated and signed (or is properly submitted over the Internet or by telephone) and includes a shareholder’s voting instructions, the shares represented by that proxy will be voted by the persons named as proxies in accordance with the shareholder’s directions. If a proxy is dated, signed and returned (or submitted over the Internet or by telephone) without specifying the shareholder’s voting instructions, the shares will be voted as recommended by the board of directors of your company. As to other items of business that may properly come before the meetings or any adjournments or postponements thereof, the persons named in the accompanying proxy cards will vote in accordance with their best judgment. The special meeting may be adjourned or postponed, including by the presiding officer, for the purpose of, among other things, soliciting additional proxies. No proxy voted against a proposal will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional votes for such proposal.

Submitting a proxy by mail or by telephone or over the Internet will not affect your right to vote in person should you decide to attend your company’s special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution on how to vote your shares. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares.

If you own shares of both Lyondell and Millennium, you must submit a proxy to each of Lyondell and Millennium in order for your shares to be represented and voted at each special meeting.

Lyondell’s 401(k) plan, in which employees, including executive officers, have account balances, permits plan participants to instruct the plan trustees by mail, by telephone or over the Internet (as indicated on the proxy card sent to participants) on how to vote any common stock allocated to their accounts. The trustee will vote all shares of common stock for which no participant directions are received as directed by such plan’s Benefits Administrative Committee, which is made up of certain officers of Lyondell. Similarly, the trustee will vote all shares of common stock held in benefit plans of Lyondell’s subsidiaries and joint ventures, including Equistar and LCR, for which no participant directions are received as directed by their respective plan’s Benefits Administrative Committee, which may be made up of certain officers of Lyondell.

Participants in Millennium’s 401(k) plan may vote shares of any common stock allocated to them under the plan by instructing the plan trustee by mail, by telephone or over the Internet (as indicated on the proxy card sent to the participants). Such instructions must be received by the trustees prior to 3:00 p.m. Eastern Time on

            , 2004. The plan trustee will not vote any shares for which instructions are not received, except as otherwise required by law. The plan trustee will, however, vote all shares held by the plan that are not yet attributed to individuals, if any, in the same proportion that it votes shares for which it receives timely instructions, except as otherwise required by law.

Revoking a Proxy

A proxy may be revoked by a shareholder at any time before it is voted by:

•	giving notice of the revocation in writing to the Corporate Secretary of your company;

•	submitting another valid proxy by mail, telephone or over the Internet that is later dated and, if mailed, is properly signed; or

•	voting in person at your company’s special meeting if you are a holder of record.

If you hold your shares in “street name” you must get a proxy from your broker, bank or other nominee to vote your shares in person at your company’s special meeting. Attendance by a shareholder at one of the special meetings will not, by itself, revoke his or her proxy.

Soliciting Proxies

Each of Lyondell and Millennium will pay its own cost of soliciting proxies from its shareholders. Lyondell has retained Morrow & Co., Inc. to assist with the solicitation of proxies for an estimated fee of $10,000 plus expenses. Millennium has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for an estimated fee of $13,500 plus expenses. In addition, some of the executive officers and other employees of Lyondell and Millennium also may solicit proxies personally, by telephone, mail, facsimile or other means of communication, if deemed appropriate. Upon request, Lyondell and Millennium will reimburse brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of Lyondell or Millennium shares.

Householding

Some banks, brokers and other nominee record holders of Millennium common stock may already be participating in the practice of householding proxy statements and annual reports. Millennium will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you write or call Millennium at the following address or phone number: 20 Wight Avenue, Suite 100, Hunt Valley, Maryland 21030, telephone (410) 229-8113. If you wish to receive separate copies of an annual report or proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Millennium at the above address and phone number.

The matters to be considered at the special meetings relating to the proposed transaction are of great importance to the shareholders of Lyondell and Millennium. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope or submit your proxy by telephone or over the Internet.

Millennium’s shareholders should not send any Millennium stock certificates at this time. A letter of transmittal with instructions for the surrender of stock certificates for Millennium common stock will be mailed to Millennium shareholders as soon as practicable after completion of the proposed transaction. Lyondell shareholders will retain their existing Lyondell stock certificates.

PROPOSALS TO APPROVE THE PROPOSED TRANSACTION

Item 1 on Lyondell Proxy Card

Item 1 on Millennium Proxy Card

This section of the joint proxy statement/prospectus describes material aspects of the proposed transaction, including a summary of the agreement and plan of merger. While Lyondell and Millennium believe that this description covers the material terms of the proposed transaction, this description may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes, and the documents Lyondell and Millennium refer to for a more complete understanding of the proposed transaction. In addition, each of Lyondell and Millennium incorporates important business and financial information about itself into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 173.

Structure of the Proposed Transaction

On March 28, 2004, Lyondell, Millennium and Millennium Subsidiary entered into an agreement and plan of merger providing for a stock-for-stock business combination. In the proposed transaction, upon the terms and subject to the satisfaction or waiver (to the extent permitted by law) of the conditions set forth in the agreement and plan of merger, Millennium Subsidiary will merge with and into Millennium, with Millennium surviving the merger. Immediately before the merger, Millennium will issue one share of preferred stock (valued at approximately $1,000) to Lyondell in exchange for shares of Lyondell common stock (valued at approximately $1,000). At the effective time of the merger, Millennium common stock will be converted into the right to receive Lyondell common stock, and the share of Millennium preferred stock owned by Lyondell will be converted into common stock of Millennium. As a result, Millennium will become a wholly owned subsidiary of Lyondell. At the time of the merger, the Lyondell common stock issued to Millennium immediately prior to the merger will be transferred back to Lyondell.

The number of shares of Lyondell common stock to be received by the Millennium shareholders in the proposed transaction will be based on the exchange ratio. The exchange ratio will be between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock they hold, depending on the average of the volume-weighted average sale prices for Lyondell common stock for the 20 trading days ending on the third trading day before the closing of the proposed transaction. Millennium shareholders will receive 0.95 of a share of Lyondell common stock for each share of Millennium common stock if that average price is $20.50 or greater and 1.05 shares of Lyondell common stock if it is $16.50 or less. Between these two average prices, the exchange ratio will be proportionately adjusted between 0.95 and 1.05 as described under “Summary of the Agreement and Plan of Merger—The Exchange Ratio” beginning on page 109. Millennium shareholders will receive cash for fractional shares of Lyondell common stock. The terms and conditions of the agreement and plan of merger are summarized under “Summary of the Agreement and Plan of Merger” beginning on page 109.

Upon the consummation of the proposed transaction, Lyondell’s shareholders will own approximately 72% of the combined company and Millennium shareholders will own approximately 28%, based on the number of Lyondell’s and Millennium’s outstanding shares on May 31, 2004 and the closing price of Lyondell common stock on May 28, 2004.

Recommendation of Lyondell’s Board of Directors

In order for Lyondell and Millennium to complete the proposed transaction, Lyondell shareholders must approve the proposal to issue shares of Lyondell common stock to Millennium shareholders in the proposed transaction.

The issuance of shares of Lyondell common stock to Millennium shareholders in the proposed transaction was approved by unanimous vote of those present at the March 28, 2004 meeting of Lyondell’s board of directors, and the two directors not present at the meeting have confirmed in writing that they also are in favor of the proposal. Lyondell’s board of directors believes that the proposed transaction is advisable and in the best interest of Lyondell’s shareholders. Lyondell’s board of directors unanimously recommends that Lyondell shareholders vote “FOR” approval of the issuance of Lyondell common stock to Millennium shareholders in connection with the proposed transaction. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless Lyondell shareholders specify otherwise.

Approval by Lyondell shareholders of the proposal to amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares also is a condition to closing the proposed transaction. Lyondell’s board of directors also unanimously recommends that Lyondell shareholders vote “FOR” that proposal. For more information about that proposal, please see “Proposal to Approve the Amended and Restated Certificate of Incorporation of Lyondell” beginning on page 106.

In considering their recommendation, you should be aware that Lyondell’s directors and officers have interests in the proposed transaction that are different from, or are in addition to, the interests of Lyondell shareholders generally. Please see the section entitled “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Lyondell’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the issuance of shares of Lyondell common stock to the Millennium shareholders in the proposed transaction.

Recommendation of Millennium’s Board of Directors

In order for Lyondell and Millennium to complete the proposed transaction, Millennium’s shareholders must adopt the agreement and plan of merger.

The agreement and plan of merger was approved by unanimous vote of Millennium’s board of directors at a March 28, 2004 meeting. Millennium’s board of directors believes that the proposed transaction is advisable and in the best interest of Millennium’s shareholders. Millennium’s board of directors unanimously recommends that Millennium shareholders vote “FOR” adoption of the agreement and plan of merger. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless Millennium shareholders specify otherwise.

In considering their recommendation, you should be aware that some of the directors and officers of Millennium have interests in the proposed transaction that are different from, or are in addition to, the interests of Millennium shareholders generally. Among other things, Mr. Lee, Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction, will be entitled to receive, as a result of the proposed transaction, an estimated $9 million in cash, distribution of ELTIP Shares, accelerated vesting of his restricted shares and stock options and reimbursement for all excise taxes on such distributions on a fully grossed-up basis. Please see the section entitled “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Millennium’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the transactions contemplated thereby.

Background of the Proposed Transaction

Millennium has been an independent, publicly owned company since its demerger (i.e., spin-off) from Hanson PLC in October 1996, when Hanson transferred its chemical operations, including the petrochemicals and polymers businesses of Millennium Petrochemicals Inc. (which was then named Quantum Chemical Corporation) and Hanson’s TiO2 and fragrance and flavors businesses to Millennium. Quantum had been an independent, publicly owned company until its acquisition by Hanson in September 1993.

On several occasions before the demerger of Millennium, the possibility of a business combination between Lyondell and Quantum was explored by such companies or their then-parent entities. Sometimes the discussions were initiated by or on behalf of Lyondell, other times by Quantum or Hanson. These discussions included inquiries that Lyondell made to Hanson in 1996 between the announcement and completion of the demerger, which Hanson declined in favor of pursuing the demerger.

In January 1997, the senior managements of Lyondell and Millennium decided to explore various alternatives for combining the petrochemicals and polymers businesses of the two companies. These discussions culminated in an agreement to form Equistar, which was announced in July 1997 and completed on December 1, 1997. Initially, Lyondell’s subsidiaries owned 57% of Equistar and Millennium’s subsidiaries owned 43%. Since it was formed, Equistar has been managed by a Partnership Governance Committee that includes representatives of each owner.

Occidental joined Equistar in May 1998, contributing its petrochemicals business. After giving effect to Occidental’s contribution, Lyondell’s subsidiaries owned 41% of Equistar, Millennium’s subsidiaries 29.5% and Occidental’s subsidiaries 29.5%.

The Equistar governing documents contained “right of first option” provisions, under which, if any of the three parent entities wished to sell its interest in Equistar or the stock of its “partner subsidiaries” that owned its interest, it was required to give notice to the other parent entities, stating the price at which it wished to sell the interest and the other proposed terms. The other parent entities then had a 45-day period in which to exercise a right of first option to purchase the interest or shares at that price and on the other proposed terms. If both of the other parent entities wished to exercise the right, the governing documents provided that they were to do so pro rata in accordance with their existing ownership interests in Equistar. The documents also provided that any sale must be for cash and that various other requirements be satisfied, unless otherwise approved by the parent entities not participating in the transaction.

The Equistar governing documents also contained a “standstill” agreement, under which each of the parent entities agreed that neither it nor any of its affiliates would, among other things, make any unsolicited proposal for a merger or other business combination involving either of the other parent entities or otherwise seek to control either of the others, except in each case with the prior written invitation of such other parent entity. The standstill provisions continued to apply to a parent and its affiliates for 24 months after the date on which the parent and its affiliates no longer held an interest in Equistar.

In January 2000, Millennium advised Lyondell and Occidental that it wished to sell the stock of its subsidiary Millennium Petrochemicals Inc., which owns the subsidiaries that hold Millennium’s partnership interests in Equistar. In addition to its interest in Equistar, Millennium Petrochemicals also owns other assets and has other liabilities, including the assets and liabilities of Millennium’s acetyls business. Lyondell and Occidental advised Millennium that they believed that the proposed transaction failed to comply with certain requirements of the Equistar governing documents, but that they would not object to the sale, provided other requirements of the governing documents were satisfied. In September 2000, Millennium publicly announced that it had terminated its active marketing of its Equistar interest. The owners of Equistar have from time to time, both before and after Millennium’s notice, informally discussed other transactions that, if consummated, could have resulted in a transfer or modification, either directly or indirectly, of their interests in Equistar.

In late 2001, Lyondell and Occidental began discussing an acquisition by Lyondell of Occidental’s partner subsidiaries in Equistar in exchange for Lyondell securities. Pursuant to the requirements of the Equistar governing documents, Lyondell and Occidental required Millennium’s consent to the transaction because the transaction would not satisfy the requirement of the governing documents that the consideration consist solely of cash. In January 2002, Millennium declined to consent to the transaction.

Thereafter, Occidental and Lyondell discussed potential transactions in which Lyondell would issue securities to Occidental for cash and use the cash proceeds to purchase Occidental’s partner subsidiaries in

Equistar. On January 22, 2002, Occidental confirmed to Lyondell and Millennium in writing that it was interested in selling the stock of its partner subsidiaries for cash of $440 million and asked each of them to contact Occidental if they were interested in purchasing all or a pro rata portion of the stock. Occidental’s letter stated that it was not a formal notice under the right of first option provisions described above. Occidental also advised Millennium that Occidental expected Lyondell to accept the offer and that Occidental expected to negotiate an equity investment in Lyondell by Occidental for $440 million in cash, which Lyondell would use to fund the purchase of Occidental’s partner subsidiaries. On January 23, 2002, Lyondell confirmed to Occidental and Millennium its interest in purchasing Occidental’s partner subsidiaries.

By letter dated January 30, 2002, Millennium advised Occidental and Lyondell that it believed that, under the Equistar governing documents, the proposed transaction between Lyondell and Occidental would require Millennium’s consent and that Millennium was not in a position to consent at that time. Millennium’s letter also stated that it believed it would be in the best interests of all three Equistar owners to work to achieve a mutually acceptable restructuring of Equistar’s ownership. Millennium orally advised Lyondell and Occidental that it believed that the proposed sale by Occidental of its partner subsidiaries to Lyondell did not comply with the requirements of the Equistar governing documents because, in Millennium’s view, it was not a sale for cash and/or it failed to meet what Millennium believed to be other applicable requirements. Occidental and Lyondell advised Millennium that they believed the proposed sale satisfied all applicable requirements and did not require Millennium’s consent under the governing documents.

On January 31, 2002, Lyondell announced that it had agreed in principle to sell Lyondell securities to Occidental for $440 million in cash and to purchase Occidental’s partner subsidiaries in Equistar for $440 million in cash. The announcement stated that Millennium could purchase a pro rata portion of the stock of Occidental’s partner subsidiaries if it wished to do so. The announcement also stated that the transactions would be subject to completion and execution of definitive documentation, Lyondell shareholder approval and customary closing conditions.

During the first few months of 2002, Lyondell engaged in various discussions with Millennium concerning the possibility of Lyondell’s acquiring Millennium’s interest in Equistar, directly or indirectly. The parties were not able to agree on a valuation of Millennium’s interest in Equistar that was mutually acceptable. In addition, Lyondell had a preference for using Lyondell common stock as the form of consideration, and Millennium preferred cash.

On April 19, 2002, Occidental delivered to both Lyondell and Millennium a notice under the Equistar right of first option provisions, stating that either of them could purchase Occidental’s partner subsidiaries in Equistar for cash of $440 million pursuant to an agreement in substantially the form attached to the notice. The notice stated that if both Lyondell and Millennium wished to exercise their rights to purchase, they could do so pro rata. Occidental also advised Millennium that it expected to enter into a securities purchase agreement with Lyondell to purchase Lyondell securities for cash, which Lyondell would use to purchase Occidental’s partner subsidiaries in Equistar.

On May 31, 2002, Lyondell, in a formal response to Occidental’s April 19, 2002 notice, advised Occidental that it wished to purchase all the stock of Occidental’s partner subsidiaries or, if Millennium also elected to participate, its pro rata share. Also on May 31, 2002, Lyondell, Occidental, Millennium and Equistar entered into a settlement agreement. In that agreement, among other things, (1) Millennium agreed not to exercise its right of first option to participate in the purchase of Occidental’s partner subsidiaries in Equistar, (2) Millennium agreed to waive and release any and all claims it might have that the transactions between Lyondell and Occidental did not comply with the requirements of the Equistar governing documents and the parties represented and agreed that the transactions did comply with those requirements, (3) Lyondell, Occidental and Millennium agreed that Millennium and Occidental and their affiliates would be released from indemnity agreements they had made regarding indebtedness of Equistar following the closing of Lyondell’s purchase of Occidental’s partner subsidiaries and (4) Millennium and Lyondell agreed to make certain changes to the Equistar governing documents. Many of the foregoing provisions also applied to subsidiaries of the parties, which also signed the settlement agreement. The settlement agreement confirmed that the right of first option and standstill provisions described above would continue to be effective after Lyondell’s purchase of Occidental’s partner subsidiaries on substantially the same terms as they had been before the purchase, except that Lyondell and Millennium would be the only parent entities under the new provisions.

On July 8, 2002, Lyondell and Occidental executed definitive agreements for Lyondell’s sale of securities to Occidental for $440 million in cash and for Occidental’s sale of the stock of its partner subsidiaries to Lyondell for $440 million in cash. Both transactions were completed on August 22, 2002, following approval by Lyondell’s shareholders.

Since completion of those transactions, Lyondell’s subsidiaries have owned 70.5% of Equistar and Millennium’s subsidiaries have owned the other 29.5%. As a result of the transactions, Occidental beneficially owns approximately 25% of the outstanding Lyondell shares and two executive officers of Occidental are members of Lyondell’s board of directors.

In the fall of 2002, representatives of Lyondell and Millennium met several times to discuss the possibility of an acquisition by Lyondell of Millennium’s interest in Equistar. The parties were unable to agree about valuation and structural issues.

In June 2003, William M. Landuyt, who was then the chairman and chief executive officer of Millennium, called Dan F. Smith, the president and chief executive officer of Lyondell, and raised the potential of reconsidering strategic alternatives between the two companies. Mr. Smith said that he remained interested in pursuing those matters.

In late July 2003, Mr. Smith called Worley H. Clark, Jr., who had recently become Millennium’s chairman following the resignation of Mr. Landuyt, to congratulate Mr. Clark on his appointment as chairman. Mr. Smith also discussed Lyondell’s interest in acquiring Millennium’s 29.5% stake in Equistar and, alternatively, the possibility of a business combination of Lyondell and Millennium. Mr. Clark said he was always interested in discussing the subject of enhancing shareholder value.

Subsequently, Mr. Lee, who had become Millennium’s chief executive officer, called Mr. Smith. Mr. Lee said Millennium might be interested in selling its Equistar interest to Lyondell, but that Millennium would expect to receive greater value than Lyondell had paid Occidental for its interest and that Millennium would prefer to receive cash rather than Lyondell stock. Mr. Smith then expressed an interest in discussing not only a potential Equistar transaction but also a business combination of Lyondell and Millennium. Mr. Lee said that he would be willing to consider any option that was beneficial to Millennium’s shareholders, but advised that Millennium’s board of directors believed that Millennium needed to focus on improving Millennium’s financial condition in the near term.

On August 13, 2003, Mr. Clark sent a letter to Dr. William T. Butler, Lyondell’s chairman, stating that, among other things, Millennium wanted to explore all possible ideas for improving Equistar’s performance and to ensure that there would not be a cash call on the partners that could further influence Millennium’s credit ratings. Mr. Clark also said that Millennium wanted to evaluate with Lyondell the possibility of selling Equistar as a whole.

On August 27, 2003, Dr. Butler replied to Mr. Clark with a letter saying that Lyondell’s board of directors would discuss Mr. Clark’s letter in due course, but that Lyondell’s board had recently endorsed Lyondell management’s strategic plan, which, among other things, confirmed that Equistar is a core business for Lyondell. He encouraged Millennium to offer to Lyondell’s management any suggestions Millennium might have for improving Equistar’s performance.

On September 3, 2003, Mr. Smith and other Lyondell representatives met with Messrs. Clark and Lee in Houston. At the meeting, the parties discussed Equistar’s governance and operations. Afterwards, Mr. Smith and Mr. Clark agreed to schedule a meeting in the near future to discuss the possibility of a business combination of Lyondell and Millennium and, alternatively, the possibility of an acquisition by Lyondell of Millennium’s interest in Equistar.

On October 13, 2003, Mr. Smith and T. Kevin DeNicola, Lyondell’s chief financial officer, met with Mr. Lee and John E. Lushefski, Millennium’s chief financial officer, in Baltimore to discuss the possibility of a business combination of Lyondell and Millennium and, alternatively, the possibility of an acquisition by Lyondell of Millennium’s interest in Equistar. At the meeting the Millennium representatives suggested there be further meetings to provide members of Millennium’s board of directors with an opportunity to learn more about Lyondell and Equistar and their management personnel.

On December 10, 2003, the Equistar Partnership Governance Committee held a meeting in Houston. In addition to Millennium’s management representatives on the committee, Mr. Clark and David J.P. Meachin, another independent director of Millennium, attended the meeting. After the meeting, Mr. Smith and Mr. Clark agreed to meet again soon to further discuss strategic alternatives for the companies.

On December 17, 2003, Messrs. Smith and DeNicola met with Mr. Clark in Chicago. At the meeting, Mr. Smith said that Lyondell was interested in exploring the possibility of a business combination between the companies. The participants also discussed Equistar’s governance and Equistar’s long-range plan, and the Lyondell representatives offered their views regarding a possible combination of the companies.

On January 12, 2004, Mr. DeNicola and Kerry A. Galvin, Lyondell’s general counsel, met with Mr. Lushefski and William Carmean, Millennium’s general counsel, in Red Bank, New Jersey. The participants discussed the merits of a combination, the potential for significant cost savings and efficiencies and the level of a potential premium for Millennium’s shareholders. They also explored structural and timing issues that would need to be addressed in any potential business combination.

On January 19, 2004, Mr. Smith sent a letter to Mr. Clark confirming Lyondell’s interest in exploring with Millennium the feasibility and desirability of a stock-for-stock business combination between Lyondell and Millennium and to offer Lyondell’s views on what some of the particulars of such a transaction might be. The letter stated that, although Lyondell’s analysis was ongoing, Lyondell believed, based on the information it had reviewed to date, that it could achieve an exchange ratio in the range of 0.95 to 1.05 shares of Lyondell common stock for each share of Millennium common stock. The letter said the expression of interest was subject to satisfactory completion of due diligence investigations and also that any transaction would be subject to board of directors, shareholder and regulatory approvals, as well as satisfactory definitive documentation. The letter further stated that, in light of the discussions between the parties, it was Lyondell’s understanding that the letter did not contravene the standstill agreement described above.

Millennium’s board of directors, with all directors present, met on January 23, 2004. During this meeting, Millennium’s board of directors discussed Lyondell’s expression of interest. Millennium’s board of directors appointed a special committee of the board of directors to consider Lyondell’s letter and make a recommendation to Millennium’s chairman as to Millennium’s appropriate response. The special committee discussed the advisability and feasibility of entering into a business combination with Lyondell or selling Millennium’s interest in Equistar to Lyondell. On January 27, 2004, Mr. Clark called Mr. Smith to inform him of the creation of the special committee of the board of directors, and Mr. Smith relayed that information to Lyondell’s board of directors in a memorandum dated January 28, 2004.

At a regularly scheduled meeting on February 5, 2004, Lyondell’s board of directors discussed the possibility of a transaction with Millennium, and authorized management to continue to explore the possibility.

The special committee appointed by Millennium’s board of directors held meetings on February 1, 8 and 11, 2004 to consider the feasibility and advisability of a potential business combination between Millennium and Lyondell or a potential acquisition by Lyondell of Millennium’s interest in Equistar. The special committee also considered the standstill agreement between the companies. The special committee concluded by making certain recommendations incorporated into the February 12, 2004 letter from Mr. Clark to Mr. Smith, described below.

On February 12, 2004, Mr. Clark sent a letter to Mr. Smith responding to Lyondell’s January 19, 2004 letter. First, Mr. Clark suggested that Lyondell and Millennium continue to discuss the feasibility and desirability of Lyondell’s acquisition of Millennium’s interest in Equistar, including price, form of consideration, transaction structure and the form of agreement to be used. Second, although noting that Millennium had not been and was not currently seeking offers for the sale or merger of the company, given the interest expressed in Lyondell’s letter, Mr. Clark said that Millennium was willing to discuss the feasibility and desirability of a business combination between the companies, including price, form of consideration, transaction structure and the form of agreement that would be used. He also stated that Millennium was not waiving, or committing to waive, any of its rights or protections under the standstill agreement. Mr. Clark further suggested that if, on the basis of those discussions, Lyondell and Millennium were to determine that either such transaction would be feasible and desirable for both companies, the respective boards of directors would then consider limited due diligence, as well as a waiver of the standstill agreement to the extent necessary.

On February 19-20, 2004, Mr. DeNicola and Ms. Galvin met with Marie Dreher, Millennium’s senior vice president of strategy and corporate development, and Mr. Carmean in New York to identify and explore structural and timing issues that would need to be addressed in pursuing either an acquisition by Lyondell of Millennium’s interest in Equistar (through an acquisition of Millennium Petrochemicals or otherwise) or a business combination of Lyondell and Millennium, and to consider a process for moving forward. Also during these discussions, the parties discussed the potential valuation of Millennium’s Equistar interest and of Millennium Petrochemicals.

On February 24, 2004, Mr. Smith and other representatives of Lyondell met with Mr. Clark, Mr. Lee and other representatives of Millennium in New York. At the meeting, the parties concluded they were unlikely to reach agreement on the sale of Millennium’s Equistar interest or of Millennium Petrochemicals and decided to focus their efforts thereafter on the possibility of a business combination of the two companies instead. The parties concluded they were unlikely to reach agreement on a sale of Millennium’s Equistar interest or of Millennium Petrochemicals principally because they had different views of valuation, which they did not expect could be reconciled, and different needs regarding the form of consideration. The form of consideration that Lyondell proposed was Lyondell common stock. Millennium was concerned about the timing and cost of converting such a large equity stake in Lyondell to cash, which Millennium would need to service its financial requirements, including interest payments and debt repayments. In addition, both Millennium’s 9.25% senior note indenture and its credit agreement prohibit the sale of Equistar or Millennium Petrochemicals in any transaction in which less than 75% of the consideration consists of cash and cash equivalents.

On February 29, 2004, Millennium’s board of directors, with all directors present, held a special meeting at which Mr. Clark and Millennium’s management updated Millennium’s board of directors on the status of the discussions with Lyondell. At the meeting, Millennium’s board of directors concurred with the decision to focus Millennium’s efforts on the possibility of a business combination between Lyondell and Millennium, and authorized Millennium to engage JPMorgan as Millennium’s principal financial advisor.

In late February 2004, Lyondell retained Citigroup as its financial advisor and in early March 2004 Millennium retained JPMorgan as its principal financial advisor. Also in early March 2004, Millennium retained UBS to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of Millennium’s common stock in connection with the proposed transaction.

On March 2, 2004, representatives of Lyondell provided an initial draft of an agreement and plan of merger to representatives of Millennium.

On March 7, 2004, the Millennium board of directors, with one director absent, held a special telephonic meeting at which management, outside counsel and JPMorgan updated Millennium’s board of directors on the status of discussions with Lyondell. The board of directors discussed with management and Millennium’s advisors various issues, including the feasibility and desirability of entering into a transaction; the risks of such a transaction; the long-term prospects of Millennium and Lyondell on a stand-alone and combined basis; the potential structural alternatives; and the process for negotiating and evaluating a potential transaction. Millennium’s outside legal counsel discussed with the directors their fiduciary obligations under the circumstances. After discussion, Millennium’s board of directors authorized Millennium’s management to continue to pursue a potential business combination with Lyondell.

During the first two weeks of March 2004, representatives of Lyondell and Millennium, including representatives of their respective outside counsel, Citigroup, JPMorgan and UBS, met several times in New York to discuss potential issues, to conduct due diligence and to review drafts of documents for a transaction. During these meetings, representatives of Lyondell and Millennium, including representatives of their respective outside counsel, Citigroup and JPMorgan, explored alternative structures for a business combination of the companies. During that time, Lyondell and Millennium also provided to one another and to their respective financial advisors financial forecasts. See “—Certain Financial Forecasts” beginning on page 63.

On March 14, 2004, the Millennium board of directors, with all directors present, held a special meeting at which management, outside counsel and JPMorgan updated Millennium’s board of directors on the status of discussions with Lyondell. At this meeting, Millennium’s management indicated that Lyondell had made a non-binding preliminary proposal for a transaction at a fixed exchange ratio, to be negotiated, of between 0.95 and 1.05 shares of Lyondell common stock for each share of Millennium common stock. For purposes of discussion at the meeting, the ratio was assumed to be the mid-point of Lyondell’s proposed range, one-to-one. The proposal contemplated an exchange offer that would be conditioned upon the tender of at least 80%, and potentially more than 90%, of the outstanding Millennium shares. The proposal also contemplated that Lyondell, for a period of 18 months after the closing of the exchange offer, would have the right but not the obligation unless certain conditions were met, to complete a second-step merger at the same exchange ratio, with certain protections for minority shareholders of Millennium to be agreed by the parties. JPMorgan presented its preliminary analysis of the valuation of the proposal, focusing on a one-to-one exchange ratio. In addition, Millennium’s legal counsel presented an overview of the transaction structure presented in the proposal. Millennium’s board of directors determined that the proposal presented was not acceptable from Millennium’s point of view due to the perceived inadequacy of the fixed exchange ratio, the execution risk associated with the high minimum tender condition and the fact that shareholders who did not tender would remain minority shareholders of Millennium unless and until a merger was effected. Millennium’s board of directors directed management to secure improvements or cease negotiations.

On March 15, 2004, Mr. Lee informed Mr. Smith of the outcome of Millennium’s board of directors, meeting and indicated that Lyondell would need to improve its proposal. During the third week of March, representatives of Lyondell and Millennium, including representatives of JPMorgan and Citigroup, continued to analyze outstanding issues regarding a transaction.

On March 19, 2004, Lyondell’s board of directors held a special meeting at which management and legal counsel updated the board of directors on the status of discussions with Millennium.

On March 22, 2004, Mr. Smith, together with other representatives of Lyondell and Citigroup, met in Baltimore with Mr. Lee, together with other representatives of Millennium and JPMorgan. The participants discussed, among other things, the merits of a potential transaction, potential exchange ratios, the structure of the transaction and the work that both parties would need to complete during the remainder of the week if they were to present a transaction to their respective board of directors for consideration and approval on March 28, 2004. After discussion of the proposed transaction and potential exchange ratios, Mr. Smith advised Millennium’s representatives that he was willing to recommend to Lyondell’s board of directors an exchange ratio of 1.05 shares of Lyondell for each share of Millennium if the average price of Lyondell common stock prior to closing was at or below $16.00 per share and 0.95 of a share if it was at or above $20.00 per share, with the ratio being proportionally adjusted if the average price was between $16.00 and $20.00. Mr. Lee said that he would report that to the members of Millennium’s board of directors, and he did so the next day.

On March 23, 2004, Mr. Lee called Mr. Smith to discuss various open issues and in particular to tell him that Millennium’s board of directors did not believe the exchange ratio proposed by Mr. Smith at the March 22, 2004 meeting was adequate from Millennium’s standpoint. Mr. Smith replied that, if the open issues (including structure, employee benefits, closing conditions and termination rights) in the draft agreement were resolved in a mutually satisfactory fashion, he would be willing to recommend to Lyondell’s board of directors an improvement in the ratio from Millennium’s standpoint, by increasing the $16.00 and $20.00 prices in the formula described above to $16.50 and $20.50.

During the remainder of that week, the parties and their counsel continued to prepare and negotiate the form of a definitive agreement for a transaction and related documentation.

On March 26, 2004, Mr. Smith delivered a letter to Messrs. Clark and Lee setting forth Lyondell’s proposed terms for a business combination. The letter set forth an exchange ratio of 1.05 shares of Lyondell for each share of Millennium if the average price of Lyondell common stock prior to closing was at or below $16.50 per share and 0.95 of a share if it was at or above $20.50 per share, with the ratio being proportionally adjusted if the average price was between $16.50 and $20.50. The letter also proposed that in the transaction a wholly owned subsidiary of Millennium would merge into Millennium and the outstanding shares of Millennium common stock held by Millennium’s public shareholders would be converted into shares of Lyondell common stock in the merger. In addition, the letter stated that the proposal was subject to definitive documentation and approval of the companies’ respective boards of directors.

The parties and their counsel resolved all outstanding issues regarding the agreement and plan of merger and the related documentation by the morning of March 28, 2004. The transaction structure reflected in the agreement was considered optimal, among those considered, in terms of simplicity, likelihood of completion and minimization of transaction costs.

On Sunday, March 28, 2004, Lyondell’s board of directors, with two directors absent, held a special meeting to consider the proposed transaction. Prior to the meeting, the directors had received a form of the proposed agreement and plan of merger and related documentation, a copy of the financial presentation to which Citigroup would refer and other written materials prepared by management and legal counsel pertaining to the proposed transaction. Lyondell’s board of directors reviewed and discussed the terms and conditions of the transaction and management’s assessment of the transaction from financial, strategic and operating standpoints. Legal counsel discussed the structure of the transaction and the material terms of the agreement and plan of merger, including the ability of the board of directors to negotiate and enter into a superior alternative transaction should Lyondell receive a bona fide unsolicited offer. Lyondell’s outside legal counsel also discussed with the directors their fiduciary obligations under the circumstances. Citigroup reviewed its financial analysis of the exchange ratio provided for in the proposed transaction and rendered to Lyondell’s board of directors Citigroup’s oral opinion, which was confirmed in a written opinion dated March 28, 2004, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to

Lyondell. After discussion, Lyondell’s board of directors, by a unanimous vote of those present, approved the agreement and plan of merger and the limited waiver of the standstill agreement and voted to recommend to Lyondell’s shareholders that they approve the issuance of shares of Lyondell common stock to Millennium’s shareholders in connection with the proposed transaction. Each of the two directors who were absent from the meeting has confirmed in writing that he approves the agreement and plan of merger and the associated recommendations to Lyondell’s shareholders.

Also on Sunday, March 28, 2004, Millennium’s board of directors, with all directors present, held a special meeting to consider the proposed transaction. Prior to the meeting, the form of the proposed merger agreement and related documentation, a summary of the material terms of the draft agreement and plan of merger, the form of the limited standby waiver agreement, a copy of the March 26, 2004 letter from Mr. Smith, copies of presentation materials to which JPMorgan and UBS would refer, and other written materials prepared by management and legal counsel pertaining to the proposed transaction were made available to the directors. At the meeting, presentations were made by management, JPMorgan, UBS and legal counsel. Millennium’s board of directors reviewed and discussed the terms and conditions of the transaction and management’s assessment of the transaction from financial, strategic and operating standpoints. Legal counsel discussed the structure of the transaction and the material terms of the agreement and plan of merger, including the ability of the board of directors to negotiate and enter into a superior alternative transaction should Millennium receive a bona fide unsolicited offer. Millennium’s outside legal counsel also discussed with the directors their fiduciary obligations under the circumstances. Representatives of JPMorgan presented financial and other analyses and delivered JPMorgan’s oral opinion, which was confirmed in a written opinion dated March 28, 2004, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of common stock of Millennium, as more fully described below under “—Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors” beginning on page 74. Representatives of UBS also presented a financial analysis of the exchange ratio and delivered UBS’ oral opinion, confirmed by delivery of a written opinion as of the same date, that as of March 28, 2004, and based on and subject to the assumptions made, matters considered and limitations set forth in its written opinion of that date, the exchange ratio was fair, from a financial point of view, to the holders of common stock of Millennium, as more fully described below under “—Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors” beginning on page 84. After discussion, Millennium’s board of directors by a unanimous vote of the directors, approved the agreement and plan of merger and the limited waiver of the standstill agreement, and voted to recommend to Millennium’s shareholders that they adopt the agreement and plan of merger.

Later that day, the parties executed and delivered the agreement and plan of merger, as well as a limited waiver of the standstill provisions described above providing that the negotiation of the agreement and plan of merger and the announcement and consummation of the proposed transaction, on the terms set forth in the agreement and plan of merger, would not be a breach of those standstill provisions.

On Monday, March 29, 2004, prior to the opening of trading on the New York Stock Exchange, Lyondell and Millennium issued a joint press release announcing the proposed transaction.

Lyondell’s Reasons for the Proposed Transaction

At a special meeting held on March 28, 2004, Lyondell’s board of directors determined that the proposed transaction, including the issuance of Lyondell common stock to Millennium shareholders, is advisable and in the best interests of Lyondell and the Lyondell shareholders. In reaching its conclusion, Lyondell’s board of directors consulted with Lyondell’s management as well as legal and financial advisors and considered a number of factors, including factors discussed below in this section. Lyondell’s board of directors considered the following material factors as generally supporting its decision to enter into the agreement and plan of merger:

•	the scale, scope, strength and diversity of operations and product lines that could be achieved by combining Lyondell and Millennium, particularly the added diversification and market leadership brought by Millennium’s TiO2 and acetyls businesses, which the board believes will support Lyondell’s long-term strategy to increase its global depth and breadth;

•	after the proposed transaction, based on pro forma consolidated revenues, Lyondell will be the third largest, independent, publicly traded U.S. chemical company, which is expected to provide Lyondell with increased visibility in the capital markets;

•	after the transaction, Lyondell will have the ability to control Equistar’s strategic direction;

•	the transaction should enhance Lyondell’s ability to take advantage of future opportunities in the chemical industry, including potential acquisitions and other strategic alternatives;

•	after the transaction, Lyondell will continue to maintain operating leverage to the ethylene cycle;

•	the board’s belief that Lyondell has demonstrated an ability in prior transactions to successfully combine assets, product lines and corporate cultures;

•	the potential synergies and expense saving opportunities of the combined company;

•	the use of common stock rather than cash as the form of consideration to be paid to Millennium’s shareholders does not require Lyondell to make any additional borrowings or cash outlays (other than to pay transaction costs);

•	the transaction is expected to provide greater liquidity to Lyondell’s shareholders because of the increased size of Lyondell’s equity market capitalization resulting from an all-stock transaction;

•	the increased diversity of Lyondell’s portfolio of businesses should aid the companies in reacting to the current and prospective environment in which Lyondell, Millennium and Equistar operate, including the cyclical and volatile nature of the supply-demand balance in both the chemical and refining industries, costs of raw materials and energy, general economic conditions and the competitive environment for chemical companies generally;

•	the reports of Lyondell’s management concerning the operations, financial condition and prospects of Millennium and the expected financial impact of the proposed transaction on the combined company, including pro forma assets, debt and earnings;

•	the proposed board and management arrangements, which provide generally for the continuation of Lyondell’s existing management and board of directors as well as the addition of two independent members of Millennium’s current board of directors whose familiarity with Millennium’s majority owned businesses and operations is expected to facilitate the integration of the companies;

•	the historical and current market prices of Lyondell common stock and Millennium common stock;

•	the financial presentation of Citigroup, including its opinion, dated March 28, 2004, to Lyondell’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Lyondell of the exchange ratio provided for in the proposed transaction, as more fully described below under the caption “—Opinion of Citigroup Global Markets Inc., Lyondell’s Financial Advisor” beginning on page 65;

•	the terms of the agreement and plan of merger, including the provisions that permit the Lyondell board to respond to and accept an unsolicited superior proposal;

•	the board’s expectation that the regulatory approvals and credit facility amendments needed to complete the proposed transaction will be obtained; and

•	the requirement that Lyondell shareholder approval be obtained as a condition to consummation of the proposed transaction.

In connection with its deliberations, Lyondell’s board of directors also considered potential risks associated with the proposed transaction, including risks associated with Millennium’s business, assets and financial condition, such as potential environmental liabilities and potential litigation liabilities, challenges of integrating Millennium’s business, operations and work force with those of Lyondell and risks associated with achieving the anticipated cost savings. In addition, Lyondell’s board of directors considered the effects of the restrictive covenants contained in the existing debt agreements of Lyondell, Millennium and Equistar. Even though Lyondell will own all the outstanding equity of Millennium and indirectly Equistar, these covenants will limit the ability of the three entities to engage in transactions with one another other than at arms-length and after compliance with certain requirements and the ability of Lyondell to move cash between the three entities, including for purposes of funding the anticipated increase in aggregate annual dividends on Lyondell shares resulting from the increased number of shares that will be outstanding after the proposed transaction at the current per share dividend rate. In addition, Lyondell’s board of directors was aware that Millennium had restated its financial statements for 2002 and earlier years. Lyondell’s management considered the reasons for such restatements and discussed with Millennium’s management and audit committee the related changes to internal control processes and procedures made by Millennium to address the issues.

In considering the exchange ratio, Lyondell’s board of directors considered the potentially negative factor that the exchange ratio will not be adjusted downward if the volume-weighted average price of Lyondell common stock for the period in which the exchange ratio is set is more than $20.50 per share and the potentially positive factor that the ratio will not be adjusted upward if that average price is less than $16.50 per share.

Lyondell’s board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to enter into the agreement and plan of merger. The foregoing discussion of the information and factors considered by Lyondell’s board of directors is not exhaustive. In view of the wide variety of factors considered by Lyondell’s board of directors in connection with its evaluation of the proposed transaction and the complexity of these matters, Lyondell’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Lyondell’s board of directors evaluated the factors described above and reached a consensus that the proposed transaction was advisable and in the best interests of Lyondell and its shareholders. In considering the factors described above, individual members of Lyondell’s board of directors may have given different weights to different factors.

Lyondell’s board of directors has unanimously determined that the issuance of shares of Lyondell common stock to Millennium shareholders in the proposed transaction is advisable and in the best interests of Lyondell shareholders. Accordingly, Lyondell’s board of directors unanimously recommends that Lyondell shareholders vote “FOR” the proposal to issue shares of Lyondell common stock to Millennium shareholders.

Lyondell’s board of directors also unanimously recommends that Lyondell shareholders vote “FOR” the amendment and restatement of Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares, approval of which is also a condition to closing the proposed transaction. For additional information about this proposal, please see “Proposal to Approve the Amended and Restated Certificate of Incorporation of Lyondell” beginning on page 106.

In considering the recommendations of Lyondell’s board of directors, you should be aware that the directors and officers of Lyondell have interests in the proposed transaction that are different from, or are in addition to, the interests of Lyondell shareholders generally. Please see “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Millennium’s Reasons for the Proposed Transaction

At a special meeting held on March 28, 2004, Millennium’s board of directors determined that the agreement and plan of merger, and the transactions contemplated by it, are advisable and in the best interests of

Millennium’s shareholders. Accordingly, Millennium’s board of directors unanimously resolved to recommend to Millennium’s shareholders that they vote for the adoption of the agreement and plan of merger and the transactions contemplated by it, including the merger. In approving the agreement and plan of merger, Millennium’s board of directors considered a number of factors, including factors discussed in the following paragraphs.

In reaching its unanimous conclusion to approve the agreement and plan of merger, Millennium’s board of directors consulted with Millennium’s management and financial and legal advisors, and considered a number of factors, including the following:

•	that the form of the consideration to be received by Millennium’s shareholders (i.e., shares of Lyondell common stock rather than cash) will allow Millennium’s shareholders to benefit from any future appreciation in the value of the combined company, including any appreciation arising from an upturn in the ethylene cycle from the current industry trough;

•	that the proposed transaction represents a significant premium to the holders of Millennium’s common stock. Based on the closing prices of Millennium common stock and Lyondell common stock on March 26, 2004, the last trading day before the announcement of the proposed transaction, the premium implied by the exchange ratio was approximately 31%. In addition, based on the average closing price for Millennium for the one-month, six-month and one-year periods ended March 26, 2004, and based on the closing price of Lyondell common stock on March 26, 2004, the premiums implied by the exchange ratio were approximately 33%, 42% and 38%, respectively;

•	the opinion of each of J.P. Morgan Securities Inc. and UBS Securities LLC to the Millennium board as to the fairness, from a financial point of view, of the exchange ratio to the holders of Millennium common stock and the related financial analyses performed by each of J.P. Morgan Securities Inc. and UBS Securities LLC, as described under “—Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors” beginning on page 74 and “—Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors” beginning on page 84, respectively;

•	that the greater diversification of the industry segments in which the combined company will participate (i.e., the propylene oxide business of Lyondell) will enhance the stability of the combined company’s businesses and earnings under varying economic and industry conditions compared to Millennium on a stand-alone basis;

•	that the combined company will be the third largest independent publicly traded chemical company in North America, and its increased scale, scope and diversity of operations will provide greater access to capital than Millennium has on a stand-alone basis;

•	that the increased scale, scope and diversity of the combined company and the consolidated ownership structure of Equistar will enhance the ability of the combined company to take advantage of future opportunities in the chemicals industry, including potential acquisitions and other strategic alternatives;

•	that the combined company will have a market capitalization of approximately $4 billion (based on the closing prices of Lyondell and Millennium common stock on March 26, 2004), significantly increasing liquidity for shareholders compared to Millennium on a stand-alone basis;

•	that Lyondell currently pays a dividend on its common stock ($0.90 per share in 2003) while Millennium does not currently pay a dividend and that, after the proposed transaction, Millennium’s shareholders will be entitled to receive dividends, if any, paid by Lyondell on its common stock;

•	that the proposed transaction is expected to qualify for U.S. federal income tax purposes as a tax-free “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Internal Revenue Code”), which is expected to result in a tax-free transaction to Millennium’s shareholders, as described under the heading “—Material U.S. Federal Income Tax Consequences of the Proposed Transaction” beginning on page 100;

•	that the proposed transaction is expected to reduce costs by allowing the combined company to eliminate redundant expenses and services, utilize shared services more efficiently, realize insurance savings and purchasing leverage and share best practices;

•	the proposed arrangements with respect to the management of the combined company, including the fact that two independent directors of Millennium will join Lyondell’s board of directors following consummation of the proposed transaction, which will provide continuity for Millennium’s shareholders after the transaction and facilitate the integration of the companies;

•	that the agreement and plan of merger must be adopted by the holders of a majority of the outstanding shares of Millennium common stock;

•	the terms of the agreement and plan of merger, including the provisions that permit Millennium’s board of directors to take the steps necessary to respond to and accept an unsolicited superior proposal in compliance with its fiduciary duties to its shareholders; and

•	the likelihood that regulatory approvals and credit facility amendments needed to complete the proposed transaction will be obtained.

Each of these factors favored the conclusion by Millennium’s board of directors that the proposed transaction is advisable and in the best interests of Millennium’s shareholders.

Millennium’s board of directors also considered a variety of risks and other potentially negative factors concerning the proposed transaction. These factors included:

•	that there will be no adjustment to the exchange ratio in the event that the volume-weighted average trading price of Lyondell common stock for the period in which the exchange ratio is set is less than $16.50 per share;

•	that the restrictive covenants in Lyondell’s, Millennium’s and Equistar’s respective debt agreements could impede or delay the ability of the combined company to effectively integrate the companies and realize the anticipated synergies of the proposed transaction; and

•	that the termination payment provisions of the agreement and plan of merger could have the effect of deterring alternative business combination proposals that might be made by third parties after announcement of the proposed transaction. Millennium’s board of directors took into account that Lyondell required such provisions in order to enter into the agreement and plan of merger, that such provisions are customary in transactions of this type and that such provisions are reciprocal in the agreement and plan of merger and thus apply to Lyondell as well as to Millennium.

Millennium’s board of directors concluded that, under all of the relevant circumstances and in light of the proposed exchange ratio, the agreement and plan of merger presents a better opportunity for value for Millennium’s shareholders than remaining a stand-alone entity.

This discussion of the information and factors considered by Millennium’s board of directors in reaching its conclusions and recommendation includes all of the material factors considered by Millennium’s board of directors but is not intended to be exhaustive. In view of the wide variety of factors considered by Millennium’s board of directors in evaluating the agreement and plan of merger and the proposed transaction and the complexity of these matters, Millennium’s board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, individual directors may have given different weight to different factors.

Millennium’s board of directors has unanimously determined that the agreement and plan of merger is advisable and in the best interests of Millennium’s shareholders. Accordingly, Millennium’s board of directors unanimously recommends that Millennium’s shareholders vote “FOR” the adoption of the agreement and plan of merger and thereby approve the transactions contemplated therein.

In considering the recommendation of Millennium’s board of directors with respect to the agreement and plan of merger, you should be aware that the directors and officers of Millennium have interests in the proposed transaction that are different from, or are in addition to, the interests of Millennium’s shareholders generally. Among other things, Mr. Lee, Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction, will be entitled to receive, as a result of the proposed transaction, an estimated $9 million in cash, distribution of ELTIP Shares, accelerated vesting of his restricted shares and stock options and reimbursement for all excise taxes on such distributions on a fully grossed-up basis. Please see “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Certain Financial Forecasts

In the course of discussions between Lyondell and Millennium, selected, non-public financial forecasts prepared by the companies’ respective managements as part of their internal, year-end 2003 long range planning processes for the fiscal years 2004 through 2008 were exchanged by the companies and provided to their financial advisors. As a matter of course neither Lyondell nor Millennium makes public any forecasts as to future financial performance, and each believes that forecasts are inherently uncertain, especially those for extended periods. The forecast amounts set forth below are included in this joint proxy statement/prospectus only because this information, as applicable, was provided to the respective financial advisors of Lyondell and Millennium in connection with the proposed transaction. Of the forecasts provided to the financial advisors, (a) Lyondell prepared forecasts for (1) Lyondell and its consolidated subsidiaries and LCR and (2) Equistar, and (b) Millennium prepared forecasts for Millennium and its consolidated subsidiaries. Although the forecasts prepared by Millennium did not include Millennium’s share of Equistar, for ease of comparability, the “Forecasts of Millennium Results” set forth in the table below have been revised to include Millennium’s share of Equistar as forecasted by Lyondell.

Lyondell and Millennium advised each other and the financial advisors that their respective internal financial forecasts were subjective in many respects. The forecasts reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond Lyondell’s and Millennium’s control. The forecasts also reflect numerous estimates and assumptions related to the business of Lyondell, Millennium, Equistar and LCR (including with respect to the growth and viability of certain segments of their respective businesses) that are inherently subject to significant economic, political, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Lyondell’s and Millennium’s control. See “Risk Factors” beginning on page 24. The assumptions made in preparing the forecasts may not prove accurate, and actual results may be materially greater or less than those set forth below. See “Disclosure Regarding Forward Looking Information” beginning on page 41.

The managements of Lyondell and Millennium have prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the forecasts used in conjunction with the proposed transaction may differ from these other forecasts.

THE FORECASTS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE FORECASTS WERE PREPARED BY, AND ARE THE RESPONSIBILITY OF LYONDELL AND MILLENNIUM, RESPECTIVELY. PRICEWATERHOUSECOOPERS LLP, LYONDELL’S AND MILLENNIUM’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, HAS NEITHER

COMPILED NOR EXAMINED THESE FORECASTS, AND, ACCORDINGLY, PRICEWATERHOUSECOOPERS LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THESE FORECASTS. THE PRICEWATERHOUSECOOPERS LLP REPORTS INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATE TO LYONDELL’S AND MILLENNIUM’S, AS APPLICABLE, HISTORICAL FINANCIAL INFORMATION. THEY DO NOT EXTEND TO THIS SECTION TITLED “CERTAIN FINANCIAL FORECASTS” AND SHOULD NOT BE READ TO DO SO.

THE INCLUSION OF THE FORECASTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS SHOULD NOT BE REGARDED AS AN INDICATION THAT LYONDELL OR ITS OFFICERS AND DIRECTORS, ON THE ONE HAND, OR MILLENNIUM OR ITS OFFICERS AND DIRECTORS, ON THE OTHER HAND, CONSIDER SUCH INFORMATION TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD-LOOKING INFORMATION OF ANY KIND, LYONDELL AND MILLENNIUM CAUTION YOU AGAINST RELIANCE ON SUCH INFORMATION. NEITHER LYONDELL NOR MILLENNIUM NOR THEIR RESPECTIVE OFFICERS AND DIRECTORS INTEND TO UPDATE OR REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED (INCLUDING THROUGH THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS) OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE EXTENT REQUIRED BY LAW. SEE “DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS” BEGINNING ON PAGE 41.

The major underlying assumptions for the Lyondell forecasts were tied to Lyondell’s belief that U.S. and global economic conditions are turning in favor of the chemical industry, which has been in trough conditions for the past three years. The major impact of this recovery is on the forecasted numbers for Equistar, whose leverage to an improvement in the cycle is the greatest. With demand increasing for Equistar’s major products, ethylene and its derivatives including polyethylene, the forecasts assumed a significant tightening in the supply/demand balance for these products, thus providing improved pricing and profitability. The forecasts assumed these improved conditions would peak in 2006 at a per unit profitability consistent with past industry peaks. An improvement in the cycle for chemicals also directly impacts Lyondell’s propylene oxide and derivatives and styrene businesses, with profits assumed in the forecasts to return to late 1990’s levels over the next year or two, and then continuing to improve as excess capacity in the industry is absorbed by demand but remaining below the peak profitability levels experienced in the mid-1990’s. The forecasts assumed that either Lyondell’s U.S. MTBE production will continue in its present form or that Lyondell will be able to convert the product into an alternative gasoline additive for sale in the U.S. Under either scenario, forecasted U.S. MTBE profitability is below 2003 actual and 2004 current performance. The forecasts also assumed that Lyondell’s refining operation through LCR would continue to produce profits consistent with its operations at that time.

In its forecasts, Millennium’s management assumed the acetyls business would follow the ethylene cycle as previously described. Since the TiO2 business also depends on an economic recovery, as well as the supply/demand balance for TiO2, Millennium assumed slowly improving profitability for this segment, with peak profitability assumed to occur in 2008. This view was developed in late fall 2003 and was influenced by marketplace conditions at that time. Millennium’s forecasts also assumed its terpene-based flavors and fragrances business would experience a return towards normalized levels.

In connection with its analysis of Millennium, Lyondell made adjustments to Millennium’s forecasts principally to reflect a different price forecast for TiO2, based on the assumption that existing capacity will be consumed more rapidly, using judgments based on then current, actual marketplace indications of improving performance. Peak TiO2 profits were assumed to occur in 2007 under this scenario. The effect of the adjustments, which were provided to Lyondell’s financial advisor, was to increase the forecast of Millennium’s Proportionate EBITDA as shown in the table below by approximately 9% in 2004, 8% in 2005, 1% in 2006 and 6% in 2007, and to decrease that forecast amount for 2008 by approximately 11%.

Forecasts of Lyondell Results (Dollars in millions)

	2004	2005	2006	2007	2008
Proportionate EBITDA[1]	$863	$1,611	$2,364	$1,979	$1,478
EBIT[2]	$172	$907	$1,653	$1,262	$774
Proportionate Capital Expenditures[3]	$296	$335	$376	$269	$276

Forecasts of Millennium Results (Dollars in millions) 4

	2004	2005	2006	2007	2008
Proportionate EBITDA[5]	$343	$583	$923	$736	$505
EBIT[6]	$75	$318	$661	$476	$258
Proportionate Capital Expenditures[7]	$121	$139	$135	$124	$116

Notes:

1.	Proportionate EBITDA for Lyondell is defined as the earnings before interest, taxes, depreciation and amortization (“EBITDA”) for Lyondell and its consolidated subsidiaries, plus Lyondell’s pro rata share of the EBITDA for Equistar (70.5%) and LCR (58.75%). Equistar and LCR are accounted for by Lyondell using the equity method of accounting and their results are not reflected in Lyondell’s consolidated EBITDA.

2.	EBIT for Lyondell is defined as earnings before interest and taxes (“EBIT”) for Lyondell and its consolidated subsidiaries, which includes Lyondell’s equity in earnings from its 70.5% interest in Equistar and 58.75% interest in LCR.

3.	Proportionate Capital Expenditures for Lyondell is defined as the capital spending and deferred turnaround requirements of Lyondell and its consolidated subsidiaries, plus Lyondell’s pro rata share of the capital spending and deferred turnaround expenditures for Equistar (70.5%) and LCR (58.75%).

4.	The amounts included in this table in respect of Equistar were forecasted by Lyondell.

5.	Proportionate EBITDA for Millennium is defined as EBITDA of Millennium and its consolidated subsidiaries, plus Millennium’s pro rata share of the EBITDA for Equistar (29.5%). Equistar is accounted for by Millennium using the equity method of accounting and its results are not reflected in Millennium’s consolidated EBITDA.

6.	EBIT for Millennium is defined as EBIT for Millennium and its consolidated subsidiaries, which includes Millennium’s equity in earnings from its 29.5% interest in Equistar.

7.	Proportionate Capital Expenditures for Millennium is defined as the capital spending for Millennium and its consolidated subsidiaries, plus Millennium’s pro rata share of the capital spending and deferred turnaround expenditures for Equistar (29.5%).

Opinion of Citigroup Global Markets Inc., Lyondell’s Financial Advisor

Lyondell’s board of directors retained Citigroup as its exclusive financial advisor in connection with the proposed transaction. In connection with this engagement, Lyondell requested that Citigroup evaluate the fairness, from a financial point of view, to Lyondell of the exchange ratio provided for in the proposed transaction. At the March 28, 2004 meeting of Lyondell’s board of directors, Citigroup rendered to Lyondell’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 28, 2004, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Lyondell.

In arriving at its opinion, Citigroup:

•	reviewed the agreement and plan of merger;

•	held discussions with senior officers, directors and other representatives and advisors of Lyondell and senior officers and other representatives and advisors of Millennium concerning the businesses, operations and prospects of Lyondell, Millennium, Equistar and LCR;

•	examined publicly available business and financial information relating to Lyondell, Millennium, Equistar and LCR;

•	examined other information and data relating to Lyondell, Millennium, Equistar and LCR provided to or otherwise discussed with Citigroup by the managements of Lyondell and Millennium, as the case may be, including financial forecasts and other information and data relating to Lyondell, Millennium, Equistar and LCR prepared by the managements of Lyondell and Millennium and information relating to the potential strategic implications and operational benefits anticipated by Lyondell’s management to result from the proposed transaction; and examined financial forecasts and other information and data relating to Millennium, as adjusted by Lyondell’s management, provided to or otherwise discussed with Citigroup by Lyondell’s management;

•	reviewed the financial terms of the proposed transaction as described in the agreement and plan of merger in relation to, among other things, current and historical market prices and trading volumes of Lyondell common stock and Millennium common stock, the historical and projected operating data of Lyondell, Millennium, Equistar and LCR, and the capitalization and financial condition of Lyondell, Millennium, Equistar and LCR;

•	considered, to the extent publicly available, the financial terms of other transactions effected which Citigroup considered relevant in evaluating the proposed transaction;

•	analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Lyondell, Millennium, Equistar and LCR;

•	evaluated potential pro forma financial effects of the proposed transaction on Lyondell; and

•	conducted other analyses and examinations and considered other financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the managements of Lyondell and Millennium that no relevant information was omitted or remained undisclosed to Citigroup. Citigroup was advised that the financial forecasts and other information and data provided to or otherwise discussed with Citigroup by the managements of Lyondell and Millennium respectively (including, with respect to the advice of Lyondell’s management, the adjustments to the financial forecasts and other information and data relating to Millennium prepared by Lyondell’s management) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Lyondell and Millennium, as the case may be, as to the future financial performance of Lyondell, Millennium, Equistar and LCR and the other matters covered by the forecasts and other information and data. Citigroup assumed, with Lyondell’s consent, that the financial results reflected in the forecasts and other information and data, including the potential strategic implications and operational benefits anticipated to result from the proposed transaction, would be realized in the amounts and at the times projected. Citigroup also assumed, with Lyondell’s consent, that the proposed transaction and the related transactions contemplated by the agreement and plan of merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the proposed transaction and related transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Lyondell, Millennium or the contemplated benefits of the proposed transaction. Citigroup also assumed, with Lyondell’s consent, that the proposed transaction would be treated as a reorganization for federal income tax purposes. Citigroup did not express any opinion as to what the value of Lyondell common stock actually would be when issued or the price at which Lyondell common stock would trade at any time.

Citigroup did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Lyondell, Millennium, Equistar or LCR, and did not make any physical inspection of properties or assets of Lyondell, Millennium, Equistar or LCR. Citigroup’s opinion relates to the relative values of Lyondell and Millennium. Citigroup’s opinion did not address any aspect of any related transactions and did not address the relative merits of the proposed transaction as compared to any alternative business strategies that might exist for Lyondell or the effect of any other transaction in which Lyondell might engage. Citigroup’s opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citigroup as of the date of its opinion. Although Citigroup evaluated the exchange ratio from a financial point of view, Citigroup was not asked to and it did not recommend the specific consideration payable in the proposed transaction, which was determined through negotiation between Lyondell and Millennium. Except as described above, Lyondell imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

The full text of Citigroup’s written opinion dated March 28, 2004, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference. Citigroup’s opinion was provided to Lyondell’s board of directors in connection with its evaluation of the exchange ratio and relates only to the fairness of the exchange ratio from a financial point of view to Lyondell. Citigroup’s opinion does not address any other aspect of the proposed transaction or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transaction.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Lyondell and Millennium. No company, transaction or business used in those analyses as a comparison is identical to Lyondell, Millennium, Equistar, LCR or the proposed transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates contained in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

Citigroup’s opinion and analyses were only one of many factors considered by Lyondell’s board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the

Lyondell board or management with respect to the proposed transaction or the exchange ratio provided for in the agreement and plan of merger.

The following is a summary of the material financial analyses performed by Citigroup in connection with the rendering of its opinion to Lyondell’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

Selected Companies Analyses

Lyondell. Citigroup performed a selected companies analysis of each of Equistar, LCR and Lyondell, excluding Equistar and LCR, referred to below as the Lyondell Base Business. Using publicly available information, Citigroup reviewed the market values and trading multiples of selected publicly held companies in industries similar to those of Equistar, LCR and the Lyondell Base Business as described below. Multiples were based on closing stock prices on March 26, 2004. Estimated financial data for the selected companies were based on publicly available consensus research analysts’ estimates. Estimated financial data for Equistar, LCR and the Lyondell Base Business were based on internal estimates of Lyondell’s management.

Citigroup compared firm values, calculated as equity value plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, as a multiple of earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Citigroup applied ranges of selected EBITDA multiples derived from the selected companies to corresponding financial data of Equistar, LCR and the Lyondell Base Business in order to derive an implied enterprise reference range for each of Equistar, LCR and the Lyondell Base Business. Utilizing these implied enterprise reference ranges (after adjustment for Lyondell’s proportionate interests in Equistar and LCR), Citigroup then calculated an implied aggregate enterprise reference range for Lyondell. An implied per share equity reference range was then derived after deduction for Lyondell’s proportionate share of the total debt, plus minority interest, less cash and investments in unconsolidated affiliates, of Equistar, LCR and the Lyondell Base Business. This analysis yielded an implied equity reference range for Lyondell of approximately $11.41 to $18.19 per share.

Equistar. In the case of Equistar, Citigroup reviewed the market values and trading multiples of the following three selected publicly held commodity petrochemical companies in the chemical industry and applied a range of selected multiples of calendar year 2003 EBITDA and calendar years 2004 and 2005 estimated EBITDA derived from the selected companies to corresponding financial data of Equistar:

•	The Dow Chemical Company

•	Nova Chemicals Corporation

•	Georgia Gulf Corporation

Due to the cyclicality of the businesses and operations of petrochemical companies, including Equistar and the selected companies above, the market values and trading multiples of these companies at any one point in a typical petrochemical cycle can vary significantly. As a result, Citigroup also reviewed the historical market values and trading multiples of the selected companies at historical peaks in the petrochemical cycle using financial data for calendar years 1989, 1990, 1995 and 1996 and the average historical market values and trading multiples of the selected companies over the course of the petrochemical cycle, using seven-year rolling average data from January 1, 1990 to March 26, 2004. For purposes of this portion of Citigroup’s analysis, Nova Chemicals Corporation was excluded from the selected companies due to the lack of available data before 1998 and Lyondell was included in the selected companies. Citigroup applied a range of selected peak EBITDA multiples derived from the selected companies to Equistar’s estimated EBITDA for calendar year 2006, the next peak in the petrochemical cycle as estimated by Lyondell’s management. The present value of the resulting enterprise reference range was calculated using a discount rate of 8%. Citigroup also applied a range of the seven-year rolling average of the latest 12 months EBITDA multiples derived from the selected companies to Equistar’s estimated average EBITDA for calendar years 2004 through 2011.

LCR. In the case of LCR, Citigroup reviewed the market values and trading multiples of the following five selected publicly held companies in the refining and marketing industry and applied a range of selected multiples of calendar year 2003 EBITDA and calendar years 2004 and 2005 estimated EBITDA derived from these selected companies to corresponding financial data of LCR:

•	Valero Energy Corporation

•	Sunoco, Inc.

•	Ashland Inc.

•	Premcor Inc.

•	Tesoro Petroleum Corporation

Lyondell Base Business. In the case of the Lyondell Base Business, Citigroup reviewed the market values and trading multiples of the following five selected publicly held companies in the chemical industry and applied a range of selected multiples of calendar years 2004 and 2005 estimated EBITDA derived from these selected companies to corresponding financial data of the Lyondell Base Business:

•	The Dow Chemical Company

•	PPG Industries, Inc.

•	Rohm and Haas Company

•	Eastman Chemical Company

•	Nova Chemicals Corporation

Millennium. Citigroup also performed a selected companies analysis of Millennium, excluding Equistar, referred to below as the Millennium Base Business. Using publicly available information, Citigroup reviewed the market values and trading multiples of the following six selected publicly held inorganic and/or intermediate chemical companies in the chemical industry:

•	NL Industries, Inc.

•	Eastman Chemical Company

•	PPG Industries, Inc.

•	Minerals Technologies Inc.

•	Cabot Corporation

•	Kronos Worldwide, Inc.

Multiples were based on closing stock prices on March 26, 2004. Estimated financial data for the selected companies were based on publicly available consensus research analysts’ estimates. Estimated financial data for the Millennium Base Business were based on internal estimates of Millennium’s management as adjusted by Lyondell’s management. Citigroup compared firm values as a multiple of calendar year 2003 EBITDA and calendar years 2004 and 2005 estimated EBITDA. Citigroup applied a range of selected EBITDA multiples derived from the selected companies for these years to corresponding financial data of the Millennium Base Business in order to derive an implied enterprise reference range for the Millennium Base Business. Utilizing this implied enterprise reference range, together with the implied enterprise reference range derived for Equistar (after adjustment for Millennium’s proportionate interest in Equistar and deduction for Millennium’s proportionate share of the total debt, plus minority interest, less cash and investments in unconsolidated affiliates, of the Millennium Base Business and Equistar), Citigroup derived an implied per share equity reference range for Millennium. This analysis yielded an implied equity reference range for Millennium of approximately $14.79 to $21.57 per share.

Using the implied per share equity reference ranges for Lyondell and Millennium described above, Citigroup then calculated an implied exchange ratio reference range. This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio in the proposed transaction of 1.05x based on the closing price of Lyondell common stock on March 26, 2004:

Implied Exchange Ratio Range	Proposed Transaction Exchange Ratio Based on Closing Price of Lyondell Common Stock on March 26, 2004
0.81x – 1.89x	1.05x

Precedent Transactions Analysis

Using publicly available information, Citigroup reviewed the transaction value multiples in the following 20 selected transactions involving companies in the chemical industry:

Acquiror	Target
• Arch Chemicals, Inc.	• Avecia Limited’s Biocide Business
• The Blackstone Group	• Celanese AG
• Texas Pacific Group	• Kraton Polymers LLC
• Shin-Etsu Chemical Co., Ltd.	• Clariant AG’s Cellulose Ethers Business
• The Blackstone Group, Apollo Management, L.P. and Goldman Sachs Capital Partners	• Ondeo Nalco, a division of Suez S.A.
• Chemtrade Logistics Income Fund	• BC Chemicals, a unit of Canfor Corp.
• Kao Corporation	• Aroma and Fragrance Business of Cognis Deutschland GmbH & Co. KG
• Soros Private Equity Partners	• PolymerLatex GmbH & Co. KG
• UCB S.A.	• Solutia Inc.’s Resin and Coatings Business
• Superior Propane Inc.	• Sterling Chemical Inc.’s Pulp Chemicals
• Dor-Moplefan Group and Bain Capital LLC	• Trespaphan GmbH & Co. KG
• Bain Capital LLC	• SigmaKalon Group
• Rohm & Haas Company and Akzo Nobel	• Ferro Corporation’s Powder Coatings
• RAG Aktiengesellschaft	• Degussa SG
• Forbo Holdings AG	• Reichhold Danmark A/S’s Swift Adhesives Unit
• PPM Ventures	• Lonza Group Ltd.’s Polymer Intermediates
• General Electric Company	• Betz Dearborn Ltd.
• Solvay S.A.	• Ausimont US Ltd.
• Schroder Ventures US/Goldman Sachs Capital Partners	• Kenkel KGaA – Cogins
• Industri Kapital	• Perstorp AB

All multiples for the selected transactions were based on publicly available financial information at the time of announcement of the relevant transaction. Citigroup compared firm values in the selected transactions as a multiple of latest 12 months EBITDA. Citigroup then applied a range of selected multiples of latest 12 months EBITDA derived from the selected transactions to the calendar year 2004 estimated EBITDA of the Millennium Base Business. Estimated financial data for Millennium were based on internal estimates of Millennium’s management as adjusted by Lyondell’s management.

Citigroup calculated an aggregate enterprise reference range for Millennium using the implied enterprise range derived for the Millennium Base Business and Millennium’s proportionate share of the implied enterprise range derived for Equistar from the “Selected Companies Analyses—Lyondell—Equistar” described above. After deduction for Millennium’s proportionate share of the total debt, plus minority interest, less cash and investments in unconsolidated affiliates, of the Millennium Base Business and Equistar, Citigroup then derived an implied per share equity reference range for Millennium. This analysis yielded an implied equity reference range for Millennium of approximately $14.94 to $21.88 per share. Using this implied equity reference range for Millennium and the implied equity reference range for Lyondell of approximately $11.41 to $18.19 per share derived from the “Selected Companies Analyses—Lyondell” described above, Citigroup then calculated an implied exchange ratio reference range. This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio in the proposed transaction of 1.05x based on the closing price of Lyondell common stock on March 26, 2004:

Implied Exchange Ratio Range	Proposed Transaction Exchange Ratio Based on Closing Price of Lyondell Common Stock on March 26, 2004
0.82x – 1.92x	1.05x

Discounted Cash Flow Analyses

Lyondell. Citigroup performed a discounted cash flow analysis of each of Equistar, LCR and the Lyondell Base Business to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Equistar, LCR and the Lyondell Base Business could each generate from March 28, 2004 through calendar year 2008. Estimated financial data for Equistar, LCR and the Lyondell Base Business were based on internal estimates of Lyondell’s management. Citigroup derived an implied enterprise reference range for each of Equistar, LCR and the Lyondell Base Business by applying a range of selected EBITDA terminal value multiples to their respective calendar year 2008 estimated EBITDA and calculating the present value of the cash flows and terminal values using a range of selected discount rates as described below. Utilizing these implied enterprise reference ranges (after adjustment for Lyondell’s proportionate interests in Equistar and LCR), Citigroup then calculated an implied aggregate enterprise reference range for Lyondell. An implied per share equity reference range was then derived after deduction for Lyondell’s proportionate share of the total debt, plus minority interest, less cash and investments in unconsolidated affiliates, of Equistar, LCR and the Lyondell Base Business. This analysis yielded an implied equity reference range for Lyondell of approximately $25.13 to $33.11 per share.

Equistar. In the case of Equistar, Citigroup applied a range of EBITDA terminal value multiples of 6.0x to 7.0x to Equistar’s calendar year 2008 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 7.5% to 8.5%.

LCR. In the case of LCR, Citigroup applied a range of EBITDA terminal value multiples of 5.0x to 6.0x to LCR’s calendar year 2008 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 7.0% to 8.0%.

Lyondell Base Business. In the case of the Lyondell Base Business, Citigroup applied a range of EBITDA terminal value multiples of 6.0x to 7.0x to the calendar year 2008 estimated EBITDA of the Lyondell Base Business. The present value of the cash flows and terminal values were calculated using discount rates ranging from 7.5% to 8.5%.

Millennium. Citigroup also performed a discounted cash flow analysis of the Millennium Base Business to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Millennium Base Business could generate from March 28, 2004 through calendar year 2008. Estimated financial data for the Millennium Base Business were based on internal estimates of Millennium’s management as adjusted by Lyondell’s management. Citigroup derived an implied enterprise reference range for the Millennium Base Business by applying a range of EBITDA terminal value multiples of 6.5x to 7.5x to the calendar year 2008 estimated EBITDA of the Millennium Base Business. The present value of the cash flows and terminal values were calculated using discount rates ranging from 7.5% to 8.5%. Utilizing this implied enterprise reference range, together with the implied enterprise reference range derived for Equistar (after adjustment for Millennium’s proportionate interest in Equistar and deduction for Millennium’s proportionate share of the total debt, plus minority interest, less cash and investments in unconsolidated affiliates, of the Millennium Base Business and Equistar), Citigroup derived an implied per share equity reference range for Millennium. This analysis yielded an implied equity reference range for Millennium of approximately $20.63 to $27.17 per share without taking into account potential cost savings and other synergies from the proposed transaction estimated by Lyondell’s management, and approximately $20.63 to $33.34 per share after taking into account, in the case of the high end of the implied equity reference range, potential cost savings and other synergies from the proposed transaction estimated by Lyondell’s management.

Using the implied per share equity reference ranges for Lyondell and Millennium described above, Citigroup then calculated an implied exchange ratio reference range. This analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio in the proposed transaction of 1.05x based on the closing price of Lyondell common stock on March 26, 2004:

Implied Exchange Ratio Range (Without Synergies)	Implied Exchange Ratio Range (With Synergies)	Proposed Transaction Exchange Ratio Based on Closing Price of Lyondell Common Stock on March 26, 2004
0.62x – 1.08x	0.62x – 1.32x	1.05x

Historical Exchange Ratio Analysis

Citigroup reviewed the historical ratio of the daily closing prices of Millennium common stock to the daily closing prices of Lyondell common stock on March 26, 2004 and for the 12-month, two-year, three-year and five-year periods preceding March 26, 2004. This analysis indicated an implied exchange ratio range of 0.64x to 1.87x, as compared to the exchange ratio in the proposed transaction of 1.05x based on the closing price of Lyondell common stock on March 26, 2004, as indicated in the following table:

Specified Period:	Low	Average	High
March 26, 2004	N/A	0.80x	N/A
12-month	0.64x	0.76x	0.96x
Two-year	0.64x	0.81x	1.05x
Three-year	0.64x	0.85x	1.18x
Five-year	0.64x	1.03x	1.87x

Contribution Analysis

Citigroup compared the relative fully proportionate contributions of Lyondell and Millennium to the combined company’s calendar year 2003 EBITDA, earnings before interest and taxes, referred to as EBIT, net income and free cash flows before debt repayments, common stock dividends and equity issuances, referred to as Free Cash Flows, and calendar years 2004 through 2006 estimated EBITDA, EBIT, net income and Free Cash Flows. Citigroup then calculated implied exchange ratios based on the percentage contributions of Lyondell and Millennium to these operational metrics. Estimated financial data for Lyondell were based on internal estimates of Lyondell’s management, and estimated financial data for Millennium were based on internal estimates of Millennium’s management as adjusted by Lyondell’s management. Financial statistics that were not meaningful due to a negative contribution from either or both companies have been reflected as “NM.” This analysis indicated implied percentage contribution ranges of approximately 25.6% to 82.7% for Lyondell and approximately 17.3% to 74.4% for Millennium, which implied an exchange ratio range of 0.023x to 7.978x, as compared to the exchange ratio in the proposed transaction of 1.05x based on the closing price of Lyondell common stock on March 26, 2004, as indicated in the following table:

	Lyondell Contribution	Millennium Contribution	Implied Exchange Ratio
EBITDA
2003A	73.3%	26.7%	1.174x
2004E	70.6%	29.4%	1.960x
2005E	71.9%	28.1%	1.725x
2006E	72.0%	28.0%	1.501x

EBIT
2003A	82.7%	17.3%	0.023x
2004E	69.0%	31.0%	2.383x
2005E	71.3%	28.7%	1.864x
2006E	71.5%	28.5%	1.586x

Net Income
2003A	NM	NM	NM
2004E	NM	NM	NM
2005E	67.2%	32.8%	1.340x
2006E	71.1%	28.9%	1.114x

Free Cash Flows
2003A	NM	NM	NM
2004E	25.6%	74.4%	7.978x
2005E	72.1%	27.9%	1.058x
2006E	80.7%	19.3%	0.655x

Other Factors

In rendering its opinion, Citigroup also reviewed and considered other factors, including:

•	the potential pro forma financial effect of the proposed transaction on Lyondell’s estimated earnings per share, estimated Free Cash Flows per share and credit statistics, after giving effect to estimated transaction costs and potential cost savings and other synergies anticipated by Lyondell’s management to result from the proposed transaction;

•	the collar mechanism and the implied present value of the collar based on the closing price of Lyondell common stock on March 26, 2004, assuming a closing date for the proposed transaction of June 26, 2004 and a 49% volatility rate for Lyondell common stock during this three-month period;

•	the low and high trading prices of Lyondell common stock and Millennium common stock during the 52-week period ended March 26, 2004 and the exchange ratios implied by these trading prices;

•	historical trading prices and trading volumes of Lyondell common stock and Millennium common stock during the period from January 1, 2000 through March 26, 2004, and historical trading volumes of Millennium common stock at various price ranges during the one-year period ended March 26, 2004;

•	the relationship between movements in Lyondell common stock, movements in Millennium common stock, movements in the common stock of selected companies and movements in the Standard and Poor’s 500 index during the period from January 1, 2000 through March 26, 2004;

•

publicly available research analysts’ reports for Lyondell and Millennium, including earnings per share (EPS) estimates reflected in those reports, a comparison of the EBITDA of the Lyondell Base Business, LCR and Equistar as estimated by Lyondell’s management relative to publicly available research analysts’ estimates, and a comparison of the EBIT of Millennium’s various business segments as estimated by Lyondell’s management and Millennium’s management (as adjusted by Lyondell’s management) relative to publicly available research analysts’ estimates;

•	the premia implied in the proposed transaction based on the exchange ratio in the proposed transaction of 1.05x and the closing price of Lyondell common stock on March 26, 2004 relative to the closing prices of Millennium common stock over various trading periods ended March 26, 2004; and

•	the multiples implied in the proposed transaction based on the exchange ratio in the proposed transaction of 1.05x and the closing price of Lyondell common stock on March 26, 2004, both with and without taking into account potential cost savings and other synergies anticipated by Lyondell’s management to result from the proposed transaction.

Miscellaneous

Under the terms of Citigroup’s engagement, Lyondell has agreed to pay Citigroup an aggregate fee of $8.5 million for its financial advisory services upon completion of the proposed transaction, of which $7.5 million is contingent on the closing of the transaction. In the event the proposed transaction is not consummated and Lyondell receives a termination fee from Millennium, Lyondell has agreed to pay Citigroup an aggregate fee of up to $7 million. Lyondell has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citigroup and its affiliates in the past have provided investment banking and financial services to Lyondell and Equistar unrelated to the proposed transaction and, since January 1, 2002, have received fees of approximately $14.5 million from Lyondell and approximately $7.3 million from Equistar for these services. In addition, Citigroup and its affiliates currently are providing services to Lyondell and Equistar in connection with their respective credit facilities, including with respect to amendments contemplated in connection with the proposed transaction, for which services Citigroup and its affiliates expect to receive compensation, which has not been quantified at this time. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Lyondell, Equistar and Millennium for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Lyondell, Millennium and their respective affiliates. Dudley C. Mecum, a member of Lyondell’s board of directors, is also a member of Citigroup Inc.’s board of directors. Mr. Mecum recused himself from the approval by Lyondell’s board of directors of the engagement of Citigroup in connection with the proposed transaction.

Lyondell selected Citigroup as its exclusive financial advisor based on Citigroup’s reputation, experience and familiarity with Lyondell and its business. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of J.P. Morgan Securities Inc., one of Millennium’s Financial Advisors

Millennium’s board of directors has retained JPMorgan as its principal financial advisor in connection with the proposed transaction. In connection with this engagement, Millennium requested that JPMorgan evaluate the fairness, from a financial point of view, to the holders of Millennium common stock of the exchange ratio in the proposed transaction.

At the March 28, 2004 meeting of Millennium’s board of directors, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to Millennium’s board of directors that, as of such date, the exchange ratio in the proposed transaction was fair, from a financial point of view, to the holders of Millennium common stock.

The full text of the written opinion of JPMorgan dated March 28, 2004, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this joint proxy statement/ prospectus as Annex C and is incorporated in this joint proxy statement/prospectus by reference. Millennium’s shareholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to Millennium’s board of directors, is directed only to the exchange ratio in the proposed transaction and does not constitute a recommendation to any shareholders of Millennium as to how such shareholders should vote at the Millennium special meeting. The summary of the opinion of JPMorgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed the agreement and plan of merger;

•	reviewed certain publicly available business and financial information concerning Millennium and Lyondell and the industries in which they operate;

•	reviewed certain financial forecasts prepared by the managements of Millennium and Lyondell relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses expected to result from the proposed transaction and related transactions, such cost savings and related expenses being referred to as synergies;

•	compared the proposed financial terms of the proposed transaction with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Millennium and Lyondell with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Millennium common stock and Lyondell common stock and certain publicly traded securities of such other companies; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of the management of Millennium and Lyondell with respect to certain aspects of the proposed transaction, and the past and current business operations of Millennium and Lyondell, the financial condition and future prospects and operations of Millennium and Lyondell, the effects of the proposed transaction on the financial condition and future prospects of Millennium and Lyondell, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by Millennium and Lyondell or otherwise reviewed by JPMorgan, and JPMorgan has not assumed any responsibility or liability therefor. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any valuations or appraisals provided to JPMorgan. In relying on financial forecasts provided to it, including the synergies referred to above, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the company to which such forecasts relate. JPMorgan did not express any view as to such forecasts, including the synergies referred to above, or the assumptions on which they were based. In addition, the financial forecasts provided to JPMorgan did not take into account the possible effects of the proposed transaction on existing and future agreements between Millennium or any of Millennium’s affiliates and Lyondell or any of Lyondell’s affiliates and JPMorgan was not requested to and did not review these agreements or make any adjustments for any possible effects of the proposed transaction on these agreements. JPMorgan also assumed that the proposed transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes.

In addition, JPMorgan assumed, in all respects material to its analysis, that the proposed transaction and the other transactions contemplated by the agreement and plan of merger will be consummated as described in the agreement and plan of merger, that all the representations and warranties of each party contained in the agreement and plan of merger were true and correct, that each party to the agreement and plan of merger will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto, and that all conditions to the consummation of the proposed transaction will be satisfied without waiver thereof. JPMorgan is not a legal, tax or regulatory expert and has relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of Millennium’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the proposed transaction. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on Millennium or Lyondell or on the contemplated benefits of the proposed transaction in any respect material to its analysis.

The financial forecasts furnished to JPMorgan by Millennium and Lyondell were prepared by the respective managements of each company. These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. In preparing its analyses, JPMorgan used the financial projections for Millennium prepared by the management of Millennium, the financial projections of Lyondell prepared by the management of Lyondell, and, with the consent of Millennium, the financial projections for Equistar prepared by the management of Lyondell.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the written opinion dated March 28, 2004, and JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Millennium common stock of the exchange ratio in the proposed transaction, and JPMorgan has expressed no opinion as to the underlying decision by Millennium to engage in the proposed transaction. JPMorgan expressed no opinion as to the price at which Lyondell common stock will trade at any future time, whether before or after the closing of the proposed transaction.

JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Millennium or any other alternative transaction. JPMorgan was not requested to and did not make any recommendation to Millennium’s board of directors as to the specific form or amount of the consideration to be received by Millennium’s shareholders, which was determined through arm’s length negotiations between the parties. Consequently, JPMorgan assumed that such terms are the most beneficial terms from Millennium’s perspective that could under the circumstances be negotiated among the parties to such transactions, and JPMorgan expressed no opinion as to whether any alternative transaction might produce consideration for Millennium’s shareholders in an amount in excess of that contemplated in the proposed transaction. In rendering its opinion, JPMorgan made the assumptions described above. These assumptions were made at the direction of, and with the consent of, Millennium. Except as described above, no other limitations were imposed by Millennium upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Historical Exchange Ratio Analysis

JPMorgan reviewed the historical average exchange ratio between Millennium common stock and Lyondell common stock as of March 26, 2004 and for the one-month, six-month, one-year and two-year periods ending March 26, 2004. The historical average exchange ratios were calculated by dividing the daily closing price per share of Millennium common stock by the daily closing price per share of Lyondell common stock for each day in the indicated periods and then averaged for such period. JPMorgan also reviewed the high and the low historical exchange ratio for the two-year period ending March 26, 2004. This review indicated an implied exchange ratio range of 0.64 to 1.05 Lyondell shares per Millennium share as compared to the proposed transaction exchange ratio range of 0.95 to 1.05 Lyondell shares per Millennium share in the proposed transaction.

Period Ended March 26, 2004	Exchange Ratio
One day	0.80
One-month average	0.79
Six-month average	0.74
One-year average	0.76
Two-year average	0.81
Two-year high	1.05
Two-year low	0.64

Public Trading Multiples Analysis

Using publicly available information, JPMorgan compared selected financial data of Millennium and Lyondell with similar data for selected publicly traded companies engaged in businesses that JPMorgan judged to be reasonably comparable to Millennium or Lyondell, as the case may be. It should be noted that no company used in the analyses below is identical in all respects to Millennium or Lyondell. In evaluating companies identified by JPMorgan as reasonably comparable to Millennium and Lyondell, JPMorgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Millennium or Lyondell.

Millennium. JPMorgan reviewed the market values and trading multiples of the following five companies selected by it as reasonably comparable to Millennium:

•	Eastman Chemical Company

•	Georgia Gulf Corporation

•	Lyondell

•	NOVA Chemicals Corporation

•	NL Industries, Inc.

JPMorgan compared firm values, calculated as the equity value as of March 26, 2004, short and long-term non-convertible debt, minority interest, non-convertible preferred stock and all out-of-the-money convertible securities, including convertible debt and convertible preferred stock, less cash as a multiple of EBITDA, defined as earnings before interest, taxes, depreciation and amortization. JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to the corresponding financial data for Millennium, including Millennium’s 29.5% share of Equistar’s EBITDA, to derive an indicative firm value range for Millennium. JPMorgan used this indicative firm value range to estimate an implied equity value range for Millennium common stock, including adjustments for Millennium’s pro rata 29.5% share of Equistar’s short and long-term debt and cash, of approximately $10.00 to $17.00 per share.

Lyondell. JPMorgan reviewed the market values and trading multiples of the following five companies selected by it as reasonably comparable to Lyondell:

•	The Dow Chemical Company

•	Eastman Chemical Company

•	Georgia Gulf Corporation

•	Millennium

•	NOVA Chemicals Corporation

JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to the corresponding financial data for Lyondell, including only Lyondell’s 58.75% share of LCR’s EBITDA and only Lyondell’s 70.5% share of Equistar’s EBITDA, to derive an indicative firm value range for Lyondell. JPMorgan used this indicative firm value range to estimate an implied equity value range for Lyondell common stock, including adjustments for Lyondell’s pro rata 58.75% share of LCR’s short and long-term debt and cash and Lyondell’s pro rata 70.5% share of Equistar’s short and long-term debt and cash, of approximately $11.50 to $20.00 per share.

Using the range of implied equity values for Millennium and Lyondell described above, JPMorgan then calculated a range of implied exchange ratios. The high and the low implied exchange ratio were calculated by dividing the highest per share value for Millennium with the lowest per share value for Lyondell and the lowest per share value for Millennium with the highest per share value for Lyondell, respectively. A middle range of implied exchange ratios was calculated by dividing the highest per share value for Millennium by the highest per share value for Lyondell and the lowest per share value for Millennium by the lowest per share value for Lyondell. This analysis indicated a low implied exchange ratio of 0.50 Lyondell shares per Millennium share, a high implied exchange ratio of 1.48 Lyondell shares per Millennium share and a middle range of implied exchange ratios of 0.85 to 0.87 Lyondell shares per Millennium share, as compared to the proposed transaction exchange ratio of 0.95 to 1.05 Lyondell shares per Millennium share.

Sum-of-the-Parts Public Trading Multiples Analysis

Using publicly available information, JPMorgan also compared selected financial data of Millennium’s titanium dioxide, acetyls and specialty chemicals divisions, Lyondell’s intermediate chemicals and derivatives division, LCR and Equistar with similar data for selected publicly traded companies engaged in businesses that JPMorgan judged to be reasonably comparable to Millennium’s titanium dioxide, acetyls and specialty chemicals divisions, Lyondell’s intermediate chemicals and derivatives division, LCR or Equistar, as the case may be. It should be noted that no company used in the analyses below is identical in all respects to Millennium’s titanium dioxide, acetyls or specialty chemicals divisions, Lyondell’s intermediate chemicals and derivatives division, LCR or Equistar, as the case may be. In evaluating companies identified by JPMorgan as reasonably comparable to Millennium’s and Lyondell’s divisions, LCR and Equistar, JPMorgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Millennium or Lyondell.

Millennium

Titanium Dioxide Division. JPMorgan reviewed the market values and trading multiples of the following five companies selected by it as reasonably comparable to Millennium’s titanium dioxide division:

•	Cabot Corporation

•	Ferro Corporation

•	Ishihara Sangyo Kaisha

•	Minerals Technologies Inc.

•	NL Industries, Inc.

JPMorgan applied a range of selected multiples of estimated 2004 and 2005 EBITDA to the corresponding financial data for Millennium’s titanium dioxide division to derive an indicative firm value range for such division.

Acetyls Division. JPMorgan reviewed the market values and trading multiples of the following four companies selected by it as reasonably comparable to Millennium’s acetyls division:

•	Acetex Corporation

•	Eastman Chemical Company

•	Methanex Corporation

•	NOVA Chemicals Corporation

JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to the corresponding financial data for Millennium’s acetyls division to derive an indicative firm value range for such division.

Specialty Chemicals Division. JPMorgan reviewed the market values and trading multiples of the following four companies selected by it as reasonably comparable to Millennium’s specialty chemicals division:

•	International Flavors & Fragrances Inc.

•	Givaudan SA

•	Penford Corporation

•	Sensient Technologies Corporation

JPMorgan applied a range of selected multiples of estimated 2004 and 2005 EBITDA to the corresponding financial data for Millennium’s specialty chemicals division to derive an indicative firm value range for such division.

Equistar. JPMorgan also reviewed the market values and trading multiples of the following four companies selected by it as reasonably comparable to Equistar:

•	The Dow Chemical Company

•	Eastman Chemical Company

•	Georgia Gulf Corporation

•	NOVA Chemicals Corporation

JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to 29.5% of the corresponding financial data for Equistar to derive an indicative firm value range for Millennium’s 29.5% interest in Equistar.

JPMorgan used the indicative firm value ranges for each of Millennium’s titanium dioxide, acetyls and specially chemicals divisions and Millennium’s 29.5% interest in Equistar, taking into account corporate and other expenses, to derive an implied firm value range for all of Millennium. JPMorgan used this implied firm value range for Millennium to estimate an implied equity value range for Millennium common stock, including adjustments for Millennium’s pro rata 29.5% share of Equistar’s short and long-term debt and cash, of approximately $10.00 to $16.50 per share.

Lyondell

Intermediate Chemicals and Derivatives Division. JPMorgan also reviewed the market values and trading multiples of the following five companies selected by it as reasonably comparable to Lyondell’s intermediate chemicals and derivatives division:

•	The Dow Chemical Company

•	Eastman Chemical Company

•	Georgia Gulf Corporation

•	Millennium

•	NOVA Chemicals Corporation

JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to the corresponding financial data for Lyondell’s intermediate chemicals and derivatives division to derive an indicative firm value range for such division.

LCR. JPMorgan also reviewed the market values and trading multiples of the following five companies selected by it as reasonably comparable to LCR:

•	Ashland, Inc.

•	Frontier Oil Corporation

•	Premcor Inc.

•	Tesoro Petroleum Corporation

•	Valero Energy Corporation

JPMorgan applied a range of selected multiples of estimated 2004 and 2005 and EBITDA to 58.75% of the corresponding financial data for LCR to derive an indicative firm value range for Lyondell’s 58.75% interest in LCR.

Equistar. The companies selected by JPMorgan as reasonably comparable to Equistar were the same as those listed above in the description of the sum-of-the-parts analysis for Millennium. JPMorgan applied a range of selected multiples of estimated 2004, 2005 and 2006 EBITDA to 70.5% of the corresponding financial data for Equistar division to derive an indicative firm value range for Lyondell’s 70.5% interest in Equistar.

JPMorgan used the indicative firm value ranges for each of Lyondell’s intermediate chemicals and derivatives division, Lyondell’s 58.75% interest in LCR and Lyondell’s 70.5% interest in Equistar to derive an implied firm value range for all of Lyondell. JPMorgan used this implied firm value range for Lyondell to estimate an implied equity value range for Lyondell common stock, including adjustments for Lyondell’s pro rata 58.75% share of LCR’s short and long-term debt and cash and Lyondell’s pro rata 70.5% share of Equistar’s short and long-term debt and cash, of approximately $10.50 to $18.00 per share.

Using the implied equity value ranges for Millennium and Lyondell described above, JPMorgan then calculated a range of implied exchange ratios. The high and the low implied exchange ratio were calculated by dividing the highest per share value for Millennium with the lowest per share value for Lyondell and the lowest per share value for Millennium with the highest per share value for Lyondell, respectively. A middle range of implied exchange ratios was calculated by dividing the highest per share value for Millennium by the highest per share value for Lyondell and the lowest per share value for Millennium by the lowest per share value for Lyondell. This analysis indicated a low implied exchange ratio of 0.56 Lyondell shares per Millennium share, a high implied exchange ratio of 1.57 Lyondell shares per Millennium share and a middle range of implied exchange ratios of 0.92 to 0.95 Lyondell shares per Millennium share, as compared to the proposed transaction exchange ratio of 0.95 to 1.05 Lyondell shares per Millennium share.

Sum-of-the-Parts Selected Transactions Analysis

Using publicly available information, JPMorgan examined selected transactions with respect to Millennium’s titanium dioxide, acetyls and specialty chemicals divisions as well as Millennium’s 29.5% interest in Equistar. All multiples for the selected transactions were based on the publicly available financial information at the time of announcement of the relevant transaction. Specifically, JPMorgan reviewed the following transactions:

Acquiror	Target
Titanium Dioxide Transactions

• Kerr-McGee Corporation	• Certain assets of Kemira Oyj
• Huntsman LLC	• Certain assets of Imperial Chemical Industries, plc
• Kerr-McGee Corporation	• Bayer AG’s titanium dioxide business
• Millennium	• Certain assets of Rhone-Poulenc
• E.I. duPont de Nemours and Company	• Certain assets of Imperial Chemical Industries, plc (terminated)
• NL Industries, Inc.	• Certain assets of Imperial Chemical Industries, plc (terminated)

Specialty Chemicals Transactions

• EQT Northern Europe Private Equity Funds	• Haarmann & Reimer (a unit of Bayer AG)
• Givaudan AG	• Nestle SA’s food ingredients specialties unit
• Kerry Group plc	• San Giorgio Flavors
• International Flavors & Fragrances Inc.	• Bush Boake Allen Ltd.
• Lehman Brothers/Hercules joint venture	• Hercules’ food gums business
• Lehman Brothers/Hercules joint venture	• Kelco biogums business (a unit of Pharmacia Corporation)
• Broomco Limited	• CPL Aromas plc
• Cultor Corp.	• Pierre Chauvet SA

Diversified Commodity Transactions

• The Blackstone Group	• Celenese AG
• LG Chem Ltd. and Honam Petrochemical Corp.	• Hyundai Petrochemical Co.
• Atofina Chemicals, Inc.	• 50% interest in Samsung General Chemicals Co.
• Saudi Basic Industries Corp.	• DSM Petrochemicals
• Lyondell	• Occidental Petroleum Corporation’s 29.5% interest in Equistar
• Sunoco, Inc.	• Aristech Chemical Corporation
• Bayer AG	• Lyondell Polyols
• The Dow Chemical Company	• Union Carbide Corporation
• Huntsman Corp.	• Certain assets of Imperial Chemical Industries, plc
• Lyondell	• ARCO Chemical Company
• OMV AG	• 25% stake in Borealis A/S
• Huntsman Corp.	• Rexene Corporation
• ATX	• Sterling Chemicals, Inc.

Titanium Dioxide Division. JPMorgan applied ranges of relevant multiples derived from its review of selected transactions to the operating capacity (expressed in tons per annum) of Millennium’s titanium dioxide division to derive an indicative firm value range for such division.

Acetyls Division. JPMorgan applied ranges of relevant multiples derived from its review of selected transactions to the average of 1999 through 2003 EBITDA of Millennium’s acetyls division to derive an indicative firm value range for such division.

Specialty Chemicals Division. JPMorgan applied ranges of relevant multiples derived from its review of selected transactions to the 2003 EBITDA of Millennium’s specialty chemicals division to derive an indicative firm value range for such division.

Equistar. JPMorgan applied ranges of relevant multiples derived from its review of selected transactions to 29.5% of the normalized EBITDA of Equistar to derive an indicative firm value range for Millennium’s 29.5% interest in Equistar. EBITDA was estimated based on an average of Equistar’s EBITDA for 1995 to 2001, as discussed with Millennium’s management.

JPMorgan used the indicative firm value ranges for each of Millennium’s titanium dioxide, acetyls, specialty chemicals divisions and Millennium’s 29.5% interest in Equistar, taking into account corporate and other expenses, to derive an implied firm value range for all of Millennium. JPMorgan used this implied firm value range for Millennium to estimate an implied equity value range for Millennium common stock, including adjustments for Millennium’s pro rata 29.5% share of Equistar’s short and long-term debt and cash, of approximately $7.00 to $16.50 per share.

Discounted Cash Flow Analysis

Millennium Sum-of-the-Parts. JPMorgan conducted a discounted cash flow analysis to determine a range of estimated equity values per share for Millennium common stock. JPMorgan calculated the present value of the unlevered free cash flows that Millennium and Equistar are expected to generate from 2004 through 2008. These financial projections did not include the effect of any synergies expected to result from the transaction and related transactions. JPMorgan also calculated the present value of a range of terminal values for Millennium at the end of 2008 by applying a perpetuity growth rate range of 1.5% to 2.5% for Millennium’s titanium dioxide, acetyls and specialty chemicals divisions and Millennium’s corporate and other expenses and a perpetuity growth rate range of 1.0% to 2.0% for Equistar. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 9.0% to 10.0%. The present value of the unlevered free cash flows and the present value of the range of terminal values for Millennium’s titanium dioxide, acetyls and specialty chemicals divisions, Millennium’s 29.5% stake in Equistar and Millennium’s corporate and other expenses plus the present value of the expected tax savings from Millennium’s net operating losses was used to estimate an indicative firm value range for Millennium. JPMorgan used this indicative firm value range to estimate an implied equity value range for Millennium common stock, including adjustments for Millennium’s pro rata 29.5% share of Equistar’s short and long-term debt and cash, of approximately $15.00 to $24.50 per share.

Lyondell Sum-of-the-Parts. JPMorgan also conducted a discounted cash flow analysis to determine a range of equity values per share for Lyondell common stock. JPMorgan calculated the present value of the unlevered free cash flows that Lyondell and Equistar are expected to generate from 2004 through 2008. These financial projections did not include the effect of any synergies expected to result from the transaction and related transactions. JPMorgan also calculated the present value of a range of terminal values for Lyondell at the end of 2008 by applying a perpetuity growth rate range of 1.5% to 2.5% for Lyondell’s intermediate chemicals and derivatives division and a perpetuity growth rate range of 1.0% to 2.0% for Equistar. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 9.0% to 10.0%. The present value of the unlevered free cash flows and the present value of the range of terminal values for Lyondell’s intermediate chemicals and derivatives division, Lyondell’s 58.75% interest in LCR and Lyondell’s 70.5% interest in Equistar plus the present value of the expected tax savings from Lyondell’s net operating losses was used to estimate an indicative firm value range for Lyondell. JPMorgan used this indicative firm value range to estimate an implied equity value range for Lyondell common stock, including adjustments for Lyondell’s pro rata 58.75% share of LCR’s short and long-term debt and cash and Lyondell’s pro rata 70.5% share of Equistar’s short and long-term debt and cash, of approximately $20.00 to $30.50 per share.

Using the range of implied equity values for Millennium and Lyondell described above, JPMorgan then calculated a range of implied exchange ratios. The high and the low implied exchange ratio were calculated by dividing the highest per share value for Millennium with the lowest per share value for Lyondell and the lowest per share value for Millennium with the highest per share value for Lyondell, respectively. A middle range of implied exchange ratios was calculated by dividing the highest per share value for Millennium by the highest per share value for Lyondell and the lowest per share value for Millennium by the lowest per share value for Lyondell. This analysis indicated a low implied exchange ratio of 0.49 Lyondell shares per Millennium share, a high implied exchange ratio of 1.23 Lyondell shares per Millennium share and a middle range of implied exchange ratios of 0.75 to 0.80 Lyondell shares per Millennium share, as compared to the transaction exchange ratio of 0.95 to 1.05 Lyondell shares per Millennium share.

The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. As described above, the opinion of JPMorgan was among many factors taken into consideration by Millennium’s board of directors in making its determination to approve the agreement and plan of merger and the proposed transaction.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Millennium with respect to the proposed transaction on the basis of such experience and its familiarity with Millennium.

For services rendered in connection with the proposed transaction, including with respect to the amendment of the outstanding credit facilities discussed below, Millennium agreed to pay JPMorgan a fee of $1.25 million upon the public announcement of the proposed transaction and a fee of $7.125 million, plus an incentive fee of $250,000 for each $1.00 per share (pro rated for incremental amounts less than $1.00) over $18.00 per share received by Millennium’s stockholders (valued at the closing price per share of Lyondell common stock on the date the proposed transaction closes) upon completion of the proposed transaction. If Millennium receives any payment from another person following or in connection with the termination, abandonment or failure to occur of the proposed transaction, Millennium will instead pay JPMorgan a fee in an amount equal to 25% of such payment to Millennium, less the $1.25 million fee paid to JPMorgan upon public announcement of the proposed transaction; provided that such amount does not exceed the fee that would have been payable to JPMorgan if the proposed transaction had been completed.

JPMorgan and its affiliates have, from time to time, provided financial advisory and financing services to Millennium, Lyondell, Equistar and their affiliates unrelated to the proposed transaction, including acting as lead or joint bookrunner on a number of financings (as recently as in November 2003), for which they have received, since January 1, 2002, fees of $5.7 million from Millennium and fees of $8.5 million from Lyondell and $4.3 million from Equistar. One of JPMorgan’s commercial bank affiliates is currently providing services to Millennium and Lyondell in connection with certain outstanding credit facilities for which it and the other lenders on the credit facilities receive customary compensation. The compensation to be paid to JPMorgan for its services in arranging the amendment is included in the transaction fee disclosed in the prior paragraph. JPMorgan or one of its affiliates may also provide other financial advisory and financing services to Millennium, Lyondell, Equistar and/or other affiliates in the future, including acting as agent bank in connection with amendments or replacements of certain credit facilities. JPMorgan writes research on Millennium and Lyondell. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt or equity securities of Millennium, Equistar or Lyondell for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of UBS Securities LLC, one of Millennium’s Financial Advisors

The board of directors of Millennium also retained UBS Securities LLC to render a fairness opinion in connection with the proposed transaction.

On March 28, 2004, at a meeting of Millennium’s board of directors held to evaluate the proposed transaction, UBS delivered to Millennium’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the exchange ratio provided for in the proposed transaction was fair, from a financial point of view, to the holders of Millennium common stock.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Annex D and is incorporated into this proxy statement/prospectus by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, of the exchange ratio and does not address any other aspect of the proposed transaction or any related transaction. The opinion does not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available to Millennium or the underlying business decision of Millennium to effect the proposed transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the proposed transaction or any other matter. You are encouraged to read the opinion carefully in its entirety. The summary of UBS’ opinion below is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and historical financial information relating to Millennium and Lyondell;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Millennium and Lyondell, including estimates and financial forecasts prepared and provided to UBS by the respective managements of Millennium and Lyondell and not publicly available;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Equistar, including estimates and financial forecasts prepared and provided to UBS by the management of Lyondell and not publicly available;

•	conducted discussions with members of the senior managements of Millennium and Lyondell concerning the respective businesses and financial prospects of Millennium, Lyondell and Equistar;

•	reviewed publicly available financial and stock market data with respect to companies in lines of business that UBS believed to be generally comparable to those of Millennium and Lyondell;

•	compared the financial terms of the proposed transaction with the publicly available financial terms of certain other transactions that UBS believed to be generally relevant;

•	considered certain pro forma effects of the proposed transaction on the combined financial statements of Lyondell;

•	reviewed drafts of the merger agreement; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.

In connection with its review, at the direction of Millennium, UBS did not assume any responsibility for independent verification of any of the information that was provided to or reviewed by UBS for the purpose of its opinion and, with the consent of Millennium, UBS relied on that information being complete and accurate in all material respects. With respect to the financial forecasts and estimates that it reviewed relating to Millennium, Lyondell and Equistar, UBS assumed, at the direction of Millennium, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. In rendering its opinion, UBS assumed, with the consent of Millennium, that the proposed transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any material adverse effect on any of Millennium, Lyondell and the proposed transaction. In rendering its opinion, UBS also assumed, with the consent of Millennium, that the final executed merger agreement would not differ in any material respect from the draft merger agreement, dated March 25, 2004, that UBS examined prior to rendering its opinion, and that each of Millennium and Lyondell would comply with all material terms of the merger agreement. Subsequent to rendering its opinion, UBS reviewed the final executed merger agreement and confirmed that it did not differ materially from the draft merger agreement UBS reviewed in a manner that would have affected its opinion.

In connection with its engagement, UBS was not authorized to, and it did not, solicit from any party indications of interest in a possible business combination with Millennium. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion. UBS assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of its opinion. At Millennium’s direction, UBS was not asked to, and it did not, offer any opinion as to any terms of the merger agreement or the form of the proposed transaction. In addition, at the direction of Millennium, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Millennium or Lyondell, and was not furnished with any such evaluation or appraisal. UBS expressed no opinion as to what the value of Lyondell common stock would be when issued in the proposed transaction or the prices at which Lyondell common stock would trade in the future.

Summary of Financial Analysis of Millennium’s Financial Advisor-UBS Securities LLC

In connection with rendering its opinion, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Millennium, Lyondell or the proposed transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. None of the analyses performed by UBS were assigned greater significance or reliance by UBS than any other. UBS did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support UBS’ opinion. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The consensus estimates of the future performance of Millennium, Lyondell and Equistar derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Millennium, Lyondell and Equistar. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies actually may be sold.

The decision to enter into the merger agreement and to agree to the exchange ratio negotiated between Millennium and Lyondell was solely that of Millennium’s board of directors. UBS’ opinion and financial analyses were among many factors considered by Millennium’s board of directors in its evaluation of the proposed transaction.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with Millennium’s board of directors in connection with UBS’ opinion relating to the proposed transaction. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Discounted Cash Flow Analysis

UBS performed discounted cash flow analyses of each of Millennium, Lyondell, Equistar and LCR for the purpose of determining the implied equity value for each share of Millennium common stock and Lyondell common stock that is outstanding calculated on a fully diluted basis based on the treasury method. With respect to the discounted cash flow analysis of Equistar, UBS allocated the implied equity value of Equistar to Millennium and Lyondell based on the percentage ownership that Millennium and Lyondell each has in Equistar prior to calculating the implied equity value for each share of Millennium common stock and Lyondell common stock. Similarly, with respect to the discounted cash flow analysis of LCR, UBS allocated the implied equity value of LCR to Lyondell based on the percentage ownership that Lyondell has in LCR prior to calculating the implied equity value for each share of Lyondell common stock. Utilizing the implied equity value for each share of Millennium common stock and Lyondell common stock, UBS then calculated implied exchange ratio reference ranges.

Millennium. UBS calculated the estimated unlevered, after-tax free cash flows that Millennium is expected to generate during calendar years 2004 through 2008 on a stand-alone basis (excluding Equistar), based on financial forecasts and estimates provided by Millennium’s management. UBS calculated an implied range of terminal values for Millennium by applying a range of perpetuity growth rates of 1.5% to 2.5% to Millennium’s estimated normalized unlevered, after-tax free cash flow. UBS chose a range of perpetuity growth rates for Millennium, as well as for Lyondell, Equistar and LCR, after considering each company’s long term growth prospects on a stand-alone basis. The cash flows and terminal values were then discounted to present value using a range of discount rates of 9.0% to 10.0%, which were based on the estimated weighted average cost of capital of Millennium as well as selected publicly traded companies. The present value of the cash flows and terminal values were then adjusted for Millennium’s cash and cash equivalents and total debt outstanding as of December 31, 2003 based on Millennium’s public filings.

Lyondell. UBS calculated the estimated unlevered, after-tax free cash flows that Lyondell is expected to generate during calendar years 2004 through 2008 on a stand-alone basis (excluding Equistar and LCR), based on financial forecasts and estimates provided by Lyondell’s management. UBS calculated an implied range of terminal values for Lyondell by applying a range of perpetuity growth rates of 2.5% to 3.5% to Lyondell’s estimated normalized unlevered, after-tax free cash flow. The cash flows and terminal values were then discounted to present value using a range of discount rates of 9.0% to 10.0%, which were based on the estimated weighted average cost of capital of Lyondell as well as selected publicly traded companies. The present value of the cash flows and terminal values were then adjusted for Lyondell’s cash and cash equivalents and total debt outstanding as of December 31, 2003 based on Lyondell’s public filings.

Equistar. UBS calculated the estimated unlevered, after-tax free cash flows that Equistar is expected to generate during calendar years 2004 through 2008 on a stand-alone basis, based on financial forecasts and estimates provided by Lyondell’s management. UBS calculated an implied range of terminal values for Equistar by applying a range of perpetuity growth rates of 2.5% to 3.5% to Equistar’s estimated normalized unlevered, after-tax free cash flow. The cash flows and terminal values were then discounted to present value using a range of discount rates of 9.0% to 10.0%, which were based on the estimated weighted average cost of capital of Equistar as well as selected publicly traded companies. The present value of the cash flows and terminal values were then adjusted for Equistar’s cash and cash equivalents and total debt outstanding as of December 31, 2003 based on Lyondell’s public filings.

LCR. UBS calculated the estimated unlevered, after-tax free cash flows that LCR is expected to generate during calendar years 2004 through 2008 on a stand-alone basis, based on financial forecasts and estimates provided by Lyondell’s management. UBS calculated an implied range of terminal values for LCR by applying a range of perpetuity growth rates of 1.5% to 2.5% to LCR’s estimated normalized unlevered, after-tax free cash flow. The cash flows and terminal values were then discounted to present value using a range of discount rates of 9.0% to 10.0%, which were based on the estimated weighted average cost of capital of LCR as well as selected publicly traded companies. The present value of the cash flows and terminal values were then adjusted for LCR’s cash and cash equivalents and total debt outstanding as of December 31, 2003 based on Lyondell’s public filings.

This analysis indicated an implied exchange ratio reference range of 0.849x to 0.856x, as compared to the exchange ratio range of 0.95x to 1.05x provided for in the proposed transaction.

Historical Exchange Ratio Analysis

UBS reviewed the historical exchange ratio of Millennium’s daily closing stock prices to Lyondell’s daily closing stock prices on March 26, 2004 and Millennium’s average daily closing stock price to Lyondell’s average daily closing stock price over the three-month, one-year, two-year and three-year periods preceding March 26, 2004. This analysis indicated the following implied exchange ratios, as compared to the exchange ratio range of 0.95x to 1.05x provided for in the proposed transaction:

Specified Period	Exchange Ratio
March 26, 2004	0.803x
3-Month Average	0.757x
1-Year Average	0.763x
2-Year Average	0.805x
3-Year Average	0.851x

Analysis of Selected Public Companies

UBS reviewed the trading and operating statistics for the following publicly traded companies:

•	The Dow Chemical Company

•	Eastman Chemical Company

•	Georgia Gulf Corporation

•	Minerals Technologies Inc.

•	NL Industries, Inc.

•	Nova Chemicals Corporation

UBS chose the selected companies because they were publicly traded companies in the commodity chemicals industry that, for purposes of the analysis, UBS considered reasonably comparable to Millennium and

Lyondell. Although Dow Chemical was noted as a selected company on the basis of the foregoing criteria, Dow Chemical is a significantly larger company than the peer group and Dow Chemical possesses a wider and more diversified operation and product base than the peer group. Accordingly, UBS also performed an analysis that excluded Dow Chemical from the calculations of the mean and median multiples under the comparable companies analysis.

UBS calculated the ratio of enterprise value (which consists of market value of the particular company’s equity, plus the particular company’s debt and minority interest, less cash and cash equivalents) to calendar years 2004, 2005 and 2006 estimated earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, and 5-year historical average EBITDA and the ratio of common stock prices to calendar years 2004, 2005 and 2006 estimated earnings per share for the selected companies. Estimated financial data for the selected companies were based on publicly available information and the price ratios described above for the selected companies were based on closing stock prices on March 26, 2004. UBS then compared the ratios derived from the selected companies to corresponding financial data for Millennium based on a 1.05x exchange ratio and the closing price of Lyondell common stock on March 26, 2004 and a 0.95x exchange ratio and an assumed price of $20.50 for each share of Lyondell common stock, utilizing financial forecasts and estimates for Millennium provided by Millennium’s management and set forth in selected published Wall Street analyst research reports. Price ratios for Millennium that were not meaningful due to negative estimated earnings per share have been reflected in the following table as “nm.” This analysis indicated the following mean and median enterprise value and price ratios for the selected companies, as compared to the ratios for Millennium implied in the proposed transaction based on a 1.05x exchange ratio and the closing price of Lyondell common stock on March 26, 2004, as well as to the ratios for Millennium implied in the proposed transaction based on a 0.95x exchange ratio and an assumed price of $20.50 for each share of Lyondell common stock:

	Enterprise Value / EBITDA				Price Per Share/EPS
	2004E	2005E	2006E	5-Yr Avg	2004E	2005E	2006E
Overall Mean	7.5	6.0	5.9	9.1	20.8	11.9	9.5
Overall Median	7.2	6.3	5.9	8.3	19.5	11.8	9.6
Mean (excluding Dow Chemical)	7.1	5.7	5.9	8.2	20.9	11.7	9.5
Median (excluding Dow Chemical)	7.2	6.0	5.9	8.0	19.0	10.6	9.8
Millennium Based on an 1.05x Exchange Ratio and Closing Price of Lyondell Common Stock on March 26, 2004 (Wall Street Estimates)	8.0	5.9	4.1	8.7	nm	6.9	5.2
Millennium Based on an 1.05x Exchange Ratio and Closing Price of Lyondell Common Stock on March 26, 2004 (Management Estimates)	8.7	5.1	3.2	8.7	nm	7.4	2.8
Millennium Based on 0.95x Exchange Ratio and a $20.50 Per Share Price of Lyondell Common Stock (Wall Street Estimates)	8.5	6.3	4.4	9.3	nm	8.2	6.2
Millennium Based on 0.95x Exchange Ratio and a $20.50 Per Share Price of Lyondell Common Stock (Management Estimates)	9.3	5.5	3.5	9.3	nm	8.8	3.4

UBS noted that none of the selected companies is either identical or directly comparable to Millennium or Lyondell and that any analysis of selected companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies.

Analysis of Selected Precedent Transactions

UBS reviewed the purchase prices paid in the following twenty selected transactions involving target companies in the commodity chemicals industry:

Date	Acquiror	Target
December 2003	The Blackstone Group	Celanese AG
November 2003	Texas Pacific Group	KRATON Polymers LLC
January 2003	LG Chem, Ltd. and Honam Petrochemical Corp.	Hyundai Petrochemical Co.
December 2002*	TotalFinaElf	Samsung General Chemicals Co.
May 2002*	Reliance Petroinvestments Ltd.	Indian Petrochemicals Corporation Ltd.
January 2002	Saudi Basic Industries Corporation	DSM N.V.’s Petrochemicals Business
January 2002*	Lyondell Chemical Company	Equistar Chemicals, LP
July 2001*	BP plc	E.ON AG’s Veba Oil Division
November 2000	Sunoco, Inc.	Aristech Chemical Corporation
February 2000	Kerr-McGee Corporation	Kemira Oyj’s Titanium Dioxide Business
November 1999	Bayer AG	Lyondell Chemical Company’s Polyols Unit
November 1999	BASF AG	Targor GmbH
August 1999	Georgia Gulf Corporation	CONDEA Vista Corporation’s Vinyls Business
August 1999	The Dow Chemical Company	Union Carbide Corporation
April 1999	Huntsman Corporation	Imperial Chemical Industries PLC’s Polyurethanes, Titanium Dioxide and Selected Petrochemicals Businesses
July 1998	Nova Chemicals Corporation	Huntsman Corporation’s Styrene-Related Businesses
June 1998	Lyondell Chemical Company	Arco Chemical Company
July 1997*	International Petroleum Investment Company and OMV Aktiengesellschaft	Borealis A/S
June 1997	Huntsman Corporation	Rexene Corporation
April 1996	Sterling Group, LP	Sterling Chemicals, Inc.

*Transactions that involved the acquisition of less than 100% of the target. For these transactions the enterprise values described below were adjusted to reflect an acquisition of 100% of the target.

UBS chose the selected transactions, because for purposes of the analysis, UBS considered the target companies to be reasonably comparable to Millennium. Financial data for the selected transactions were based on company public filings, press releases and other information publicly available at the time of announcement of the relevant transaction. UBS then calculated the ratio of enterprise value to latest twelve-months sales, latest twelve-months EBITDA and 5-year historical average EBITDA for each selected transaction and compared the results of these calculations with corresponding calculations for Millennium implied in the proposed transaction based on a 1.05x exchange ratio and the closing price of Lyondell common stock on March 26, 2004 and on a 0.95x exchange ratio and an assumed price of $20.50 for each share of Lyondell common stock. This analysis indicated the following multiples for the selected transactions and Millennium:

	Total Enterprise Value / Latest 12 Months		Total Enterprise Value / 5 Yr. Avg EBITDA
	Sales	EBITDA
Selected Transactions
Mean	1.11	8.3	7.5
Median	0.94	7.5	7.1
Millennium Based on a 1.05x Exchange Ratio and Closing Price of Lyondell Common Stock on March 26, 2004	1.77	13.6	8.7
Millennium Based on a 0.95x Exchange Ratio and $20.50 Per Share Price of Lyondell Common Stock	1.89	14.8	9.3

UBS noted that none of the selected precedent transactions is either identical or directly comparable to the proposed transaction and that any analysis of selected precedent transactions necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition values of the companies concerned.

Other Factors

In the course of preparing its opinion, UBS also reviewed and considered other information and data including:

•	historical and expected financial results of Millennium and Lyondell;

•	published Wall Street research analysts’ reports for Millennium and Lyondell, including analysts’ estimates as to the future earnings potential of Millennium and Lyondell; and

•	the potential pro forma impact of the proposed transaction on Lyondell’s estimated earnings per share, without giving effect to any potential synergies, based on financial forecasts and estimates for Millennium and Lyondell provided by each company’s management.

Miscellaneous

Under the terms of its engagement, Millennium paid UBS a $750,000 fee for the delivery of its opinion to Millennium’s board of directors. Accordingly, none of the fee that was paid to UBS is conditioned upon the closing of the proposed transaction. In addition, Millennium has agreed to reimburse UBS for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

UBS and its predecessors and affiliates have in the past provided debt and/or equity financing services to Lyondell, Equistar and their affiliates unrelated to the proposed transaction, for which they have received, since January 1, 2002, fees of approximately $2.8 million from Lyondell and approximately $0.5 million from

Equistar. In addition, UBS and its affiliates are currently providing services to Equistar in connection with certain outstanding credit facilities, for which they expect to receive customary compensation, which has not been quantified at this time. In the ordinary course of business, UBS and its predecessors and affiliates may trade in the securities of Millennium, Lyondell and Equistar, for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

Millennium selected UBS as a financial advisor in connection with the proposed transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Millennium and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Interests of Certain Persons in the Proposed Transaction

Lyondell

In considering the recommendation of Lyondell’s board of directors to vote for the issuance of shares of Lyondell common stock to Millennium shareholders in connection with the proposed transaction, shareholders of Lyondell should be aware that members of Lyondell’s board of directors and Lyondell’s officers may have interests in the proposed transaction that differ from, or are in addition to, those of Lyondell’s shareholders generally. Lyondell’s board of directors was aware of these interests during its deliberations of the merits of the proposed transaction and in deciding to recommend that Lyondell’s shareholders vote for the issuance of shares of Lyondell common stock to Millennium shareholders in connection with the proposed transaction.

Lyondell’s Officers and Directors to Remain Officers and Directors

Lyondell’s current officers and directors will remain officers and directors of Lyondell after the closing of the proposed transaction. For a description of the compensation of Lyondell’s board of directors and officers, see the sections of Lyondell’s Proxy Statement relating to its 2004 annual meeting of shareholders entitled “Executive Compensation” and “Compensation of Directors,” which are incorporated herein by reference.

Change in Control Arrangements

Many of Lyondell’s executive benefit and incentive plans contain provisions that define certain events as a change in control. Under these provisions, Lyondell believes that the approval by the Lyondell shareholders of the issuance of shares of Lyondell common stock to Millennium shareholders in the proposed transaction will constitute a change in control event. The occurrence of a change in control event results in the triggering, accelerating or vesting of certain rights under these plans. In March 2004, Lyondell’s board of directors and compensation committee amended the change in control definition in these plans (other than those plans that require both a change in control and a termination of employment to trigger a change in control benefit) to expressly provide that approval by the Lyondell shareholders of the issuance of shares of Lyondell common stock to Millennium shareholders in the proposed transaction will not constitute a change in control under those plans. However, award agreements for previously granted awards under the executive incentive plans may not be amended without the consent of the participant. As a result, Lyondell believes that the approval by the Lyondell shareholders of the issuance of shares of Lyondell common stock to Millennium shareholders in the proposed transaction will constitute a change in control under these agreements, as described below.

Officers and Senior Managers. All outstanding stock options, phantom stock options, restricted stock, phantom restricted stock and performance shares granted to Lyondell’s officers and senior managers pursuant to Lyondell’s 1995 restricted stock plan and Lyondell’s 1999 incentive plan (collectively, the “Incentive Plans”) contain such a change in control provision. A change in control results in immediate vesting of the stock options, phantom stock options, restricted stock and phantom restricted stock and immediate payment of the target payment amount specified in the performance share awards. Lyondell’s officers each have agreed to waive certain of their rights to change in control benefits under the Incentive Plans for these awards as described below in exchange for Lyondell’s agreement to pay out the outstanding performance share awards at no less than the target payment amount stated in the awards at the end of the respective three-year performance cycle covered by the awards. All outstanding unvested Lyondell stock options and phantom stock options granted under the Incentive Plans will vest upon shareholder approval of the issuance of shares to Millennium shareholders in the proposed transaction, as provided in the change in control provisions, but all other change in control benefits (other than as described below regarding Lyondell’s Executive Severance Pay Plan) have been waived with respect to the proposed transaction by Lyondell’s officers. Lyondell also has obtained waivers from all but five senior managers. Accelerated vesting of these options does not otherwise change the exercisability or other terms of the options, which have ten year terms from the date of grant. Absent the change in control, the stock options and phantom stock options would vest annually in one-third increments, beginning on the first anniversary date of the awards. The following table sets forth, as of May 31, 2004, information regarding the number of Lyondell stock options and phantom stock options that will vest as a result of the proposed transaction and the range of exercise prices of the options:

	Number of Stock Options	Number of Phantom Stock Options	Range of Exercise Prices
T. Kevin DeNicola	153,520	—	$12.87 – $17.55
Kerry A. Galvin	123,613	—	$12.87 – $17.55
Morris Gelb	306,206	—	$12.87 – $17.55
John A. Hollinshead	81,596	—	$12.87 – $17.55
Dan F. Smith	661,570	—	$12.87 – $17.55
Other Officers	634,096	—	$12.87 – $17.55
Senior Managers*	1,080,382	470,587	$12.87 – $17.55
Total	3,040,983	470,587	$12.87 – $17.55

*	Amounts shown for Senior Managers include 55,455 stock options and 2,361 phantom stock options held by middle manager employees.

The following table sets forth information regarding the minimum target payment amount Lyondell agreed to pay pursuant to the outstanding performance share awards granted in 2002, 2003 and 2004 as consideration for the waiver described above. By their terms, these awards are payable at the end of the relevant three-year performance cycle in an amount based on Lyondell’s performance for the cycle, as measured against an objective formula. Absent the waiver, the awards do not have a minimum payment amount. With or without the waiver, the awards are payable at up to two times the target amount, depending on Lyondell’s performance. Pursuant to the 1999 incentive plan and performance share award agreements, Lyondell’s compensation committee has the discretion to pay the awards in cash, Lyondell’s common stock or a combination thereof.

Aggregate Target Payment Amount under Performance Share Awards Granted in 2002, 2003 and 2004 (Number of Shares)
T. Kevin DeNicola	128,256
Kerry A. Galvin	104,119
Morris Gelb	255,155
John A. Hollinshead	68,691
Dan F. Smith	557,788
Other Officers	534,676
Senior Managers*	1,472,915
Total	3,121,600

*	Amounts shown for Senior Managers include 58,275 target performance shares held by middle manager employees and 27,080 target performance shares held by terminated employees.

Lyondell’s Executive Severance Pay Plan (the “Severance Plan”) applies to all officers of Lyondell and certain other key members of management of Lyondell or its subsidiaries that are designated by Lyondell’s Chief Executive Officer. The Severance Plan contains change in control provisions as described above. However, an employee covered by the Severance Plan is not entitled to benefits under the Severance Plan unless his or her employment is terminated by the employer without cause or is terminated by the employee for good reason (which includes certain “constructive” terminations) within two years following a change in control. If a termination were to trigger benefits under the Severance Plan, the employee would be entitled to receive from Lyondell a payment under the Severance Plan equal to one times to three times annual earnings, depending on the employee’s position with his or her employer. The chief executive officer and each executive vice president would receive from Lyondell a payment equal to three times his annual earnings. Each senior vice president and vice president would receive from Lyondell a payment equal to two times his or her annual earnings. Other employees covered by the Severance Plan would receive from Lyondell a payment equal to his or her annual earnings. For this purpose, annual earnings generally are the sum of the employee’s base pay plus target annual bonus. Covered employees also would receive, at Lyondell’s expense: (1) eligibility to commence vested early retirement benefits under Lyondell’s or a subsidiary’s retirement plans, actuarially reduced for early commencement, and retiree medical coverage; (2) continuation of welfare benefit coverages for a period of two years following termination; and (3) outplacement services for a period of one year, at a cost not to exceed $40,000. In addition, covered employees would receive a gross-up payment from Lyondell for the amount of the excise tax liability, if any, imposed pursuant to Internal Revenue Code Section 4999 with respect to any benefits paid in connection with the change in control. In order to receive benefits under the Severance Plan, a covered employee must sign a general release of claims against Lyondell and its affiliates.

Board of Directors. During 2002, Lyondell’s non-employee directors were granted stock options pursuant to Lyondell’s Stock Option Plan for Non-Employee Directors (the “Stock Option Plan”), which options contain change in control provisions as described above. The Stock Option Plan was terminated as of January 1, 2003. However, stock options granted in 2002 to all non-employee directors other than Messrs. Chazen, Huff and Irani (who were not members of Lyondell’s board at the time), and covering 1,667 shares in the case of each such director, remain outstanding and, as described above, will vest immediately upon shareholder approval of the issuance of shares in the proposed transaction. Accelerated vesting of these options does not change the other terms of the options, which have an exercise price of $13.80 per share and will expire, if not exercised, in 2012. Absent the change in control event, the options would vest in February 2005.

Millennium

In considering the recommendation of Millennium’s board of directors with respect to the proposed transaction, Millennium shareholders should be aware that all of Millennium’s directors and executive officers have interests in the proposed transaction that are different from, or in addition to, the interests of Millennium shareholders generally. Millennium’s board of directors is aware of these interests and considered them in approving the agreement and plan of merger and the proposed transactions contemplated thereby.

Change in Control Agreements

In September 2002, Millennium entered into change in control agreements with the following current executive officers: Mr. Robert E. Lee, Mr. John E. Lushefski, Mr. Timothy A. Dowdle, Mr. C. William Carmean, Ms. Marie S. Dreher and Ms. Myra Perkinson (the “Executive Change in Control Agreements”). The Executive Change in Control Agreements provide the executive officers certain benefits as described below if (1) a change in control (as defined in the Executive Change in Control Agreements) occurs and an executive officer’s employment is terminated by Millennium or its subsidiaries without cause (as defined in the Executive Change in Control Agreement) within six months prior to or within two years after such change in control, (2) the executive officer terminates his or her employment for good reason (as defined in the Executive Change in Control Agreements and summarized below) within six months prior to or two years after such change in control, or (3) the executive officer terminates his or her employment for any reason within two years after such change in control (although, if Millennium or Lyondell provides the executive officer with a letter of credit for the full amount of the cash lump sum payment described below, the executive officer’s right to terminate for any reason and still trigger his or her benefits will be inapplicable during the first six months following the change in control). In September 2002, Millennium also entered into an Executive Change in Control Agreement with Mr. Michael B. Wimberly, Millennium’s Vice President, Specialty Business. Though not an executive officer, under Mr. Wimberly’s agreement, he is entitled to the same change in control benefits as the executive officers under the Executive Change in Control Agreements.

In addition to the Executive Change in Control Agreements, in September of 2002, Millennium entered into change in control agreements (the “Officer Change in Control Agreements”, and together with the Executive Change in Control Agreements, the “Change in Control Agreements”) with 10 of its current officers and key management employees that provide severance protection upon a change in control substantially similar to that provided by the Executive Change in Control Agreements, except that (1) amounts payable and benefits provided will be determined by a multiple of two rather than three, (2) the definition of good reason in certain instances affords Millennium broader rights, and (3) the rights of the officer or key manager will be less in certain instances. These Officer Change in Control Agreements are “double-trigger” agreements, and thus only provide benefits to an officer or key manager upon a change in control and the occurrence of an additional triggering event, such as the termination of the officer or key manager by Millennium without cause (as defined) or the termination by the officer or key manager for good reason (as defined).

For purposes of the Change in Control Agreements, “good reason” is defined generally to include certain material adverse changes in the duties and responsibilities of the executive officer, officer or key manager, reductions in base salary, certain reductions in incentive compensation or bonus targets, an increase in the difficulty of achieving certain bonus targets, or certain relocations of Millennium’s headquarter offices or the relocation of the executive officer, officer or key manager away from such headquarter offices.

The consummation of the proposed transaction will constitute a change in control for purposes of the Change in Control Agreements.

The Change in Control Agreements provide that in the event any payment or distribution to or for the benefit of the executive officer, officer or key manager under the Change in Control Agreements or otherwise is deemed to constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, and such payment causes the executive officer, officer or key manager to incur excise taxes under Section 4999 of the Internal Revenue Code, then the executive officer, officer or key manager will be paid an additional gross-up payment such that the executive officer, officer or key manager shall be fully reimbursed for the amount of such excise tax. Millennium will not pay or reimburse the executive officer, officer or key manager for any income tax paid by such executive officer, officer or key manager assessed upon receipt of his or her benefits under the Change in Control Agreements, except for income tax levied in respect of any gross-up payment. Millennium’s current preliminary estimate of the aggregate gross-up payments payable under the Change in Control Agreements, assuming that payments under all of the Change in Control Agreements with current executive officers and key managers are made, is approximately $17.5 million, subject to further refinement and finalization.

In estimating the amounts payable to or made on behalf of current executive officers, officers and key managers, it is assumed that the proposed transaction will be completed on July 31, 2004 and the executive officer, officer or key manager will be terminated on that day. The amounts shown below exclude all gross-up payments for excise taxes that may be payable under Section 4999 of the Internal Revenue Code.

For each of Millennium’s current executive officers and Mr. Wimberly, the benefits and estimated aggregate payments for these benefits pursuant to each of their respective Executive Change in Control Agreements are as follows:

•	a cash lump sum severance payment equal to (1) three times the executive officer’s highest annualized base salary in effect within 180 days prior to the change in control, (2) three times the executive officer’s highest annual bonus paid or payable with respect to any of the last three completed fiscal years, and (3) an amount equal to the maximum amount which would have been contributed by Millennium to the executive officer’s accounts under Millennium’s qualified and nonqualified 401(k) plans based on the salary and bonus payable under (1) and (2) above, estimated at:

Robert E. Lee	$2,635,460
John E. Lushefski	1,898,243
Timothy A. Dowdle	1,360,434
C. William Carmean	1,290,837
Marie S. Dreher	1,166,189
Myra Perkinson	913,577
Michael B. Wimberly	1,069,164

•	benefits under the Millennium Chemicals Inc. 2003 Supplemental Executive Retirement Plan, together with any defined benefit type qualified pension plan applicable to the executive officer, after adding three years of additional age, service and compensation credit, using the executive officer’s highest annualized base salary in effect within 180 days prior to the change in control and his or her highest annual bonus paid or payable with respect to the last three fiscal years, based on Citigroup’s current prime interest rate at June 15, 2004, estimated at:

Robert E. Lee	$5,117,088
John E. Lushefski	2,920,275
Timothy A. Dowdle	2,426,750
C. William Carmean	1,665,314
Marie S. Dreher	702,154
Myra Perkinson	1,592,409
Michael B. Wimberly	1,483,131

Absent the Executive Change in Control Agreements, if the executive officers were terminated on the date of the change in control they would forfeit many of their accrued benefits under these plans due to age and service vesting requirements and would only be entitled to receive payments under these plans estimated at:

Robert E. Lee	$2,478,280
John E. Lushefski	1,106,391
Timothy A. Dowdle	956,470
C. William Carmean	332,828
Marie S. Dreher	219,499
Myra Perkinson	595,812
Michael B. Wimberly	436,907

•	continued health coverage for the executive officer and their dependants for three years following termination of employment, with the value of the benefit to be determined based on the use of the health coverage by the individual executive officer and his or her dependants over the three year period; and

•	financial planning and tax preparation services (or cash in lieu of those services) for three years following termination similar to the services offered to the executive officer prior to the change in control, at a cost of no more than $6,500 per year for each executive officer.

The estimated maximum aggregate cash severance and pension benefit payments to be received by Millennium’s current executive officers under their Executive Change in Control Agreements is approximately $23.7 million.

For Millennium’s current officers and key managers, the benefits and estimated aggregate payments pursuant to the Officer Change in Control Agreements range from payouts of: (y) for the cash lump sum payments as described in the first bullet above (as modified to provide for two times multipliers not three times multipliers), $539,011 minimum and $720,319 maximum and (z) under the 2003 Supplemental Executive Retirement Plan as described in the second bullet above (as modified to provide for two times multipliers not three times multipliers), $158,471 minimum and $2,064,823 maximum. Absent the Officer Change in Control Agreements, officers and key managers would only be entitled to receive payments, assuming termination on the date of the change in control, under Millennium’s qualified and non-qualified defined benefit plans estimated from a $73,515 minimum to a $832,698 maximum, due to age and service vesting requirements. Officers and key managers who terminate for any reason after two years following the change in control or who voluntarily terminate without good reason during the two years following the change in control will not be entitled to receive any payout under the 2003 Supplemental Executive Retirement Plan.

The estimated maximum aggregate cash severance and pension benefit payments to be received by Millennium’s current officers and key employees under their Officer Change in Control Agreements and Mr. Wimberly under his Executive Change in Control Agreement is approximately $20.1 million.

Awards under the Omnibus Plan and LTSIP

Millennium granted its 2004 annual bonus plan (the “Annual Plan”) awards and its ELTIP awards for the three-year performance periods 2002 to 2004, 2003 to 2005 and 2004 to 2006 under Millennium’s 2001 Omnibus Incentive Compensation Plan (the “Omnibus Plan”). In addition, Millennium granted options and restricted stock under the Omnibus Plan and the Long Term Stock Incentive Plan (the “LTSIP”). Under the terms of the Omnibus Plan and the LTSIP and the award agreements under such plans, all awards granted under these plans vest automatically upon a change in control (as defined). The consummation of the proposed transaction will constitute a change in control for purposes of these plans.

Options granted under these plans that vest as a result of the proposed transaction will become exercisable for Lyondell common stock pursuant to the terms of the original option agreements. The current exercise price for these options ranges from $11.68 to $15.9375 per option held by current officers and executive officers. Restricted stock that vests as a result of the proposed transaction will be converted automatically into Lyondell common stock. The 2004 annual bonus awards and ELTIP awards become payable within 30 days, or as soon as practicable thereafter, of the consummation of the proposed transaction at the target bonus amount specified in the original award agreement or at a greater level if achieved. The following is an estimate of the cash and stock value of the Annual Plan awards and ELTIP awards payable to the current executive officers and Mr. Wimberly, as well as the number of shares of restricted stock and options that will vest, upon the consummation of the proposed transaction:

	Annual Plan Awards($)	ELTIP Awards		Restricted Stock and Options that will Vest under the Omnibus Plan and/or LTSIP		Accumulated Dividends accrued on shares earned under the Omnibus Plan and/or LTSIP($)
		($)	Estimated Shares	Restricted Stock	Options
Robert E. Lee	520,000	718,905	31,978	22,830	48,667	34,788
John E. Lushefski	260,700	398,400	19,033	4,450	35,333	22,312
Timothy A. Dowdle	183,960	288,132	14,119	7,788	25,333	7,036
C. William Carmean	179,550	273,360	13,165	6,357	23,333	5,961
Marie S. Dreher	161,874	244,158	11,770	6,890	23,333	7,066
Myra Perkinson	153,000	170,400	6,400	6,000	13,333	0
Michael B. Wimberly	130,105	163,165	5,896	4,719	16,667	6,862

The estimated aggregate cash payments under these annual and long term incentive plans to be received by Millennium’s current executive officers is approximately $3.6 million. In addition, an estimated 96,466 ELTIP

Shares, 54,315 Millennium restricted shares and 169,332 Millennium stock options held by Millennium’s executive officers will vest, and an estimated $77,163 will be paid to Millennium’s current executive officers in accumulated dividends.

Additionally, upon a change in control, Millennium’s current officers and key managers who have Officer Change in Control Agreements will also receive payouts under the Annual Plan and the ELTIPs or long term incentive plans, in the aggregate, that range from an estimated minimum of $125,063 and 4,731 shares, 2,300 shares of restricted stock and 4,334 options to an estimated maximum of $251,178 and 6,906 shares, 6,000 shares of restricted stock and 20,333 options.

The aggregate cash payments under these annual and long term incentive plans to be received by Millennium’s current officers and key employees (including Mr. Wimberly) is an estimated $2.4 million. In addition, an estimated 61,729 ELTIP Shares, 46,718 Millennium restricted shares and 135,337 Millennium stock options held by Millennium’s current officers and key employees (including Mr. Wimberly) will vest and an estimated $33,301 will be paid to Millennium’s current officers and key employees (including Mr. Wimberly) in accumulated dividends.

Additional Payments. Under Millennium’s Supplemental Savings and Investment Plan and Salary and Bonus Deferral Plan, any amounts contributed by an executive officer, officer or key manager to these plans, together with Millennium’s matching contributions under these plans, if any, will be paid promptly upon a change in control.

Directors’ Interests. Each non-employee Director of Millennium has been granted 6,000 shares of restricted stock under Millennium’s Omnibus Plan. Upon the closing of the proposed transaction, all 42,000 of these restricted shares will immediately vest and automatically be converted into Lyondell common stock. Absent the change of control event, these restricted shares would vest annually in one-third increments, beginning on January 3, 2005.

Payments to Former Officers. Under the terms of the ELTIP, William M. Landuyt, Millennium’s former chief executive officer and chairman, is entitled to receive an estimated cash payment of $868,470 and an estimated 25,300 ELTIP Shares in connection with the proposed transaction. In addition, certain of Millennium’s other former officers are entitled to cash payments and ELTIP Shares in connection with the proposed transaction, and one of Millennium’s former officers may be entitled, under certain circumstances, to a payment pursuant to his Officer Change in Control Agreement in connection with the proposed transaction.

Indemnification

The agreement and plan of merger sets forth Lyondell’s agreement to indemnify each person who has been a director or officer of Millennium or its subsidiaries, see “Summary of Agreement and Plan of Merger—Indemnification and Insurance” beginning on page 116. Additionally, under the Change in Control Agreements, Millennium will indemnify the covered executive officers, officers and key managers with respect to any action taken in such person’s official capacity. Further, under the Executive Change in Control Agreements, for six years following a termination of or by the executive officer, Millennium has agreed to maintain or cause to be maintained director and officer liability insurance in the same aggregate amount and under the same terms as are maintained for its active officers and directors.

Legal Fees. Under the Executive Change in Control Agreements, Millennium has agreed to pay reasonable legal, accounting and other professional fees incurred by the executive officer in connection with any dispute arising with respect to payment or benefits under the Executive Change in Control Agreement or any other plan or agreement with Millennium if the dispute arises out of any event which occurred on or after a change in control or within the 180 days prior to a change in control.

Continuing Directors

The agreement and plan of merger provides that two independent members of Millennium’s current board of directors will be appointed to Lyondell’s board of directors to serve after completion of the proposed transaction.

The members of Millennium’s board of directors to be appointed will be determined by Lyondell’s board of directors after consultation with Millennium’s board of directors.

Exchange of Millennium Common Stock Certificates for Lyondell Common Stock Certificates

Conversion of Millennium Common Stock

If the proposed transaction becomes effective, each outstanding share of Millennium common stock will be converted into the right to receive the number of shares of Lyondell common stock that is equal to the exchange ratio.

After the effective time of the proposed transaction, each certificate formerly representing an outstanding share of Millennium common stock will represent the right to receive, without interest, a certificate for the number of shares of Lyondell common stock which is equal to the exchange ratio, plus cash for fractional shares, if any.

No dividends or distributions declared or made after the proposed transaction becomes effective with a record date after such time will be paid to a holder of certificates formerly representing shares of Millennium common stock until certificates reflecting such common stock have been surrendered in accordance with the agreement and plan of merger. Subject to applicable laws, upon surrender, the record holder of each surrendered certificate will be paid, without interest, the amount of dividends or other distributions with a record date after the time when the proposed transaction becomes effective. If the payment date for any dividend or distribution payable has not occurred prior to surrender, payment will occur at the designated payment date.

After the effective time of the proposed transaction, upon presentation of certificates for Millennium common stock, those certificates will be cancelled and exchanged as set forth in the agreement and plan of merger. The proposed transaction will not affect shares of Lyondell common stock that are issued and outstanding immediately prior to the effective time of the proposed transaction. The membership interests of Millennium Subsidiary will be cancelled at the effective time of the proposed transaction.

Surrender and Payment

Prior to the effective time of the proposed transaction, Lyondell will deposit with American Stock Transfer & Trust, the exchange agent for the proposed transaction, certificates representing the Lyondell common stock to be issued in the proposed transaction. Promptly after the effective time of the proposed transaction, the exchange agent will send to each holder of record of Millennium common stock a letter of transmittal and instructions for use in effecting the exchange of their Millennium stock certificates for certificates representing Lyondell common stock. The exchange agent will exchange the certificates for Lyondell common stock, as appropriate, for certificates for Millennium common stock pursuant to the terms of the agreement and plan of merger.

Before any person, entity or organization that is not the record holder of surrendered Millennium common stock receives certificates for any shares of Lyondell common stock as discussed above, (1) the surrendered stock certificates must be properly endorsed or otherwise in proper form for transfer and (2) the person, entity or organization owning the Millennium common stock must pay the exchange agent any transfer or other taxes required as a result of the issuance of Lyondell common stock unless he, she or it establishes to the exchange agent’s satisfaction that the tax has been paid or is not applicable.

Any shares of Lyondell common stock that remain unclaimed six months after the effective time of the proposed transaction will be returned to Lyondell. Any holder of Millennium common stock who has not exchanged his, her or its Millennium stock certificates prior to that time may thereafter look only to Lyondell to exchange their stock certificates. None of Millennium, the exchange agent, Lyondell nor Millennium Subsidiary will be liable to any holder of Millennium common stock certificates for any amount paid, or shares of Lyondell common stock delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

No Appraisal Rights

Appraisal rights are statutory rights that enable shareholders to dissent from a merger and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the merger. Appraisal rights are not available in all mergers. The laws of the State of Delaware, which is the state of incorporation of Millennium as well as Lyondell, govern whether or not appraisal rights are available in a given merger. Under Delaware law, the holders of Millennium common stock are not entitled to appraisal rights if the merger in the proposed transaction is completed. Under Delaware law, the holders of Lyondell common stock are not entitled to appraisal rights because Lyondell is not a constituent corporation to the merger in the proposed transaction.

Regulatory Approvals

The proposed transaction is subject to filing by Lyondell and Millennium of a notification and report to the Federal Trade Commission and the U.S. Department of Justice, Antitrust Division, under the HSR Act, which was filed on April 29, 2004. Pursuant to HSR Act rules and regulations, the proposed transaction cannot close until termination or expiration of a waiting period, which waiting period terminated on May 25, 2004 without any conditions or restrictions. The European Union Commission approved the proposed transaction in June 2004. The proposed transaction is also subject to filings with and/or approvals from other non-U.S. jurisdictions.

Lyondell and Millennium are working to submit all non-U.S. regulatory filings and obtain the required regulatory approvals before their respective shareholder meetings. Lyondell and Millennium have agreed to use their commercially reasonable efforts to cooperate with one another in determining which regulatory filings are required to be made prior to the effective time of the proposed transaction and which consents, approvals, permits or authorizations are required to be obtained prior to the effective time of the proposed transaction. Lyondell and Millennium have also agreed to use their commercially reasonable efforts to make all such filings and timely seek all such consents, approvals, permits or authorizations to the extent making such filings and seeking such consents, permits or authorizations is not reasonably likely to have a Millennium material adverse effect or a Lyondell material adverse effect, in each case as defined below under “Summary of the Agreement and Plan of Merger—Representations and Warranties” beginning on page 117. Lyondell and Millennium can give no assurance as to when or whether the required filings and approvals and consents will be submitted and obtained or the terms and conditions that the consents and approvals may impose.

Bank Facility Amendments

Lyondell and Millennium have agreed to use commercially reasonable efforts to obtain any and all amendments and/or waivers under their respective bank credit agreements and the Lyondell receivables sales facility (or, in each case, replacements thereof) as may be necessary to permit consummation of the proposed transaction without breach or violation of any such agreement or of any other debt agreement to which either of them or any subsidiary of either of them is or will be a party. Obtaining necessary amendments and/or waivers under these facilities (or, in each case, replacements thereof) is a condition to closing the proposed transaction.

Millennium Standby Facility

The indenture governing $475 million principal amount of Millennium’s 9.25% senior notes due 2008 contains a provision that obligates Millennium to make an offer to the noteholders to purchase their notes at 101% of the principal amount of such notes upon a change in control of Millennium. Completion of the proposed transaction will trigger this obligation. With the assistance of Lyondell, Millennium intends to arrange a standby facility for $475 million that could be drawn to fund the purchase of any tendered notes. As of                     , 2004, the notes were trading at             % of their principal amount. Although Millennium believes, based on current trading prices of the notes, that it is unlikely that a substantial amount of these notes would be tendered in response to the offer, without the standby facility or alternative financing arrangements, Millennium will not have sufficient funds to purchase the notes if a substantial amount are tendered. See “Risk Factors—Risks Relating to Debt of the Combined Company Following the Proposed Transaction—Without a standby credit facility or alternative financing, Millennium may not have sufficient funds to repurchase any of its 9.25% notes tendered pursuant to a change in control provision in the indenture governing those notes that will be triggered by the proposed transaction” beginning on page 31.

Stock Exchange Listings

Lyondell common stock trades on the New York Stock Exchange under the symbol “LYO.” Lyondell will use its commercially reasonable efforts to cause the shares of Lyondell common stock to be issued in the proposed transaction to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the proposed transaction. There is no established public trading market for Lyondell Series B common stock, and all of the shares of Lyondell Series B common stock outstanding on the date of this joint proxy statement/prospectus are held by Occidental Chemical Holding Corporation, a subsidiary of Occidental Petroleum Corporation.

Millennium common stock trades on the New York Stock Exchange under the symbol “MCH.” Upon completion of the proposed transaction, Millennium common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Material U.S. Federal Income Tax Consequences of the Proposed Transaction

Opinions of Counsel

In the opinion of Weil, Gotshal & Manges LLP, counsel to Millennium, and of Baker Botts L.L.P., counsel to Lyondell, the following discussion, insofar as it relates to questions of law, accurately summarizes the material U.S. tax consequences of the proposed transaction to Millennium shareholders and, as to non-U.S. holders, of the ownership and disposition of shares of Lyondell common stock received in the proposed transaction. It is anticipated that Weil, Gotshal & Manges LLP and Baker Botts L.L.P. will deliver separate opinions to Millennium and to Lyondell, respectively, at closing that the proposed transaction will qualify as a tax-free reorganization under section 368(a) of the Internal Revenue Code. It is assumed in this discussion that these opinions will be delivered. If one or both of these opinions are not delivered, the relevant shareholders will be so advised by supplemental or revised solicitation materials that solicit another vote by those shareholders or the proposed transaction will not be completed.

The opinions of counsel referred to above are and will be based upon existing U.S. tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the dates the opinions are issued, all of which are subject to change, possibly with retroactive effect. In providing their opinions at the closing of the proposed transaction, counsel will rely upon the accuracy of certain representations made to them by Millennium and Lyondell in officers’ certificates. In addition, counsel have relied and will rely upon the accuracy of other information provided to them by Millennium and Lyondell, including the information in this joint proxy statement/prospectus and in other documents filed by Millennium and Lyondell with the SEC. Any change in present law, or the failure of factual assumptions or representations to be true, correct and complete in all respects, could affect the continuing validity of counsel’s opinions. No ruling will be requested from the Internal Revenue Service on any aspect of the proposed transaction. The opinions of counsel are not binding upon the Internal Revenue Service or a court and will not preclude the Internal Revenue Service or a court from adopting a contrary position.

Scope of Discussion

For purposes of this discussion:

•

a “U.S. holder” is a beneficial owner of Millennium common stock, or of Lyondell common stock that is received in exchange for Millennium common stock, that is (1) an individual citizen or resident of the U.S., (2) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the U.S. or of a state of the U.S. or the District of Columbia, (3) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more

U.S. persons have the authority to control all substantive decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, or (4) an estate that is subject to U.S. tax on its worldwide income from all sources;

•	a “non-U.S. holder” is any holder of common stock of Millennium, or of common stock of Lyondell that is received in exchange for Millennium common stock, other than a U.S. holder; and

•	the term “U.S. tax” means U.S. federal income tax under the Internal Revenue Code.

The discussion assumes that U.S. holders hold their Millennium common stock and the Lyondell common stock which they will receive in the proposed transaction as capital assets. Other tax consequences may apply to U.S. holders who are subject to special treatment under U.S. tax law, such as:

•	tax exempt organizations;

•	financial institutions, insurance companies and broker-dealers;

•	holders who hold their Millennium common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of Millennium common stock and one or more other investments;

•	mutual funds;

•	holders that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who acquired their shares in compensatory transactions; or

•	non-U.S. holders who are or have previously been engaged in the conduct of a trade or business in the U.S.

In the case of a shareholder that is a partnership, determinations as to tax consequences will generally be made at the partner level, but other special considerations not described may apply. The discussion is generally limited to U.S. federal income tax considerations and does not address other U.S. federal tax considerations or state, local or foreign tax considerations. This summary is not a substitute for an individual analysis of the tax consequences of the proposed transaction to a Millennium shareholder. Each Millennium shareholder is urged to consult a tax adviser as to the U.S. federal income tax consequences of the proposed transaction, including any consequences arising from the particular facts and circumstances of the Millennium shareholder, and as to any estate, gift, state, local or foreign tax consequences of the proposed transaction.

Certain U.S. Tax Consequences of the Proposed Transaction to U.S. Holders

In the proposed transaction:

•	U.S. holders will recognize no gain or loss on the exchange of Millennium common stock for Lyondell common stock;

•	the basis of the Lyondell common stock received by each U.S. holder will be the same as the basis of the Millennium common stock surrendered in exchange for the Lyondell common stock; and

•	the holding period of such Lyondell common stock will include the U.S. holder’s holding period in the Millennium common stock.

A U.S. holder will recognize capital gain or loss on a cash payment for a fractional share of Lyondell in an amount equal to the difference between the amount of cash received and the portion of the holder’s basis in the Millennium common stock surrendered that is allocable to the fractional share. The capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period is greater than one year as of the date of the closing of the proposed transaction. For U.S. holders who are individuals, any such long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

U.S. Information Reporting and Backup Withholding

Payments of cash in lieu of fractional shares of Lyondell common stock may be subject to information reporting and backup withholding at a 28% rate unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Non-U.S. Holders

A non-U.S. holder of Millennium common stock will not in any case be subject to U.S. federal income or withholding tax on gain with respect to the proposed transaction and will not be subject to U.S. federal income or withholding tax on any gain recognized on a subsequent disposition of Lyondell common stock received in the proposed transaction, as long as:

•	such gain is not effectively connected with the conduct by the holder of a trade or business within the U.S. or, if a tax treaty applies, is not attributable to a permanent establishment or fixed place of business maintained by the holder in the U.S.;

•	in the case of certain capital gains, the holder either is not present in the U.S. for 183 days or more during the taxable year in which the capital gain is recognized or otherwise qualifies for an exemption;

•	the holder qualifies for an exemption from backup withholding, as discussed below;

•	in the case of the proposed transaction, Millennium is not and has not been a U.S. real property holding corporation at any time within the shorter of the five-year period ending on the date on which the proposed transaction is consummated or such non-U.S. holder’s holding period; and

•	in the case of a disposition of shares of Lyondell common stock received in the proposed transaction, Lyondell is not and has not been a U.S. real property holding corporation at any time within the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Internal Revenue Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Millennium does not believe that it is or has been a U.S. real property holding corporation within the last five years. Lyondell does not believe that it is, and does not expect to become, a U.S. real property holding corporation. If either Millennium or Lyondell nevertheless constituted a U.S. real property holding corporation at a relevant time, a non-U.S. holder who at no time actually or constructively owned more than 5% of the common stock of Millennium or Lyondell, as the case may be, generally would not be subject to U.S. federal income or withholding tax on the relevant gain, provided that such common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

In order to qualify for an exemption from backup withholding on cash received for a fractional share of Lyondell common stock, or from any other disposition of Lyondell common stock, a non-U.S. holder may be required to provide a taxpayer identification number, certify the holder’s foreign status or otherwise establish an exemption.

U.S. Federal Estate Tax

Common stock of Lyondell held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) generally will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Accounting Treatment

As a result of the proposed transaction, Lyondell will own 100% of Millennium’s outstanding common stock, and will directly or indirectly own 100% of the partnership interests in Equistar. Consequently, Lyondell’s accounting for the purchase of Millennium will include adjusting each asset and liability of Millennium to fair value, and consolidating Millennium’s assets, liabilities and operations with those of Lyondell. In addition, Lyondell will consolidate Equistar using the step-acquisition method of purchase accounting, under which Lyondell will account for its 41% initial investment at historical amounts and the remaining interests acquired from Occidental and through the proposed transaction at fair value. Therefore, as a result of the proposed transaction, 59% of each asset and liability of Equistar will be adjusted to fair value in Lyondell’s consolidated financial statements. See “Lyondell Chemical Company Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 123 for more information on the accounting for the purchase of Millennium.

Conversion of Millennium Stock Options and Assumption of Plans

Pursuant to the agreement and plan of merger, each outstanding option to acquire Millennium common stock under the Millennium Long Term Stock Incentive Plan and the 2001 Omnibus Incentive Plan will be converted as of the effective time of the closing of the proposed transaction into an option to acquire a number of shares of Lyondell common stock determined by multiplying the number of shares of Millennium common stock purchasable by such option by the exchange ratio and rounding to the nearest whole share. The exercise price of the converted option will be the exercise price of the original Millennium option divided by the exchange ratio, with the resulting price rounded to the nearest whole cent. All converted options will be immediately vested pursuant to the “change in control” provisions of the existing Millennium option plans and agreements. See “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Lyondell will assume the Millennium Long Term Stock Incentive Plan and the 2001 Omnibus Incentive Plan. However, Lyondell does not intend to make additional awards under the assumed plans and intends to terminate the assumed Millennium plans, except to the extent required to meet obligations under the converted options as described above.

Each outstanding Lyondell stock option and each outstanding Lyondell phantom stock option will remain outstanding following the closing of the proposed transaction, and will be unaffected except that vesting of such awards will be accelerated pursuant to the change in control provisions under the Lyondell plans. See “—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Employee Benefits Matters

The agreement and plan of merger provides that all Millennium employees will be employed by Lyondell, Millennium or one of their subsidiaries immediately after the effective time of the proposed transaction, but does not require that those individuals remain employed for any period of time thereafter. Any former Millennium employee (excluding any officers and key employees covered by individual change in control agreements) whose employment is terminated within one year following the closing of the proposed transaction will be entitled to severance benefits in accordance with Millennium’s severance plans or policies in effect as of March 28, 2004.

Millennium’s benefit plans will remain in effect following the closing of the proposed transaction until otherwise determined. Lyondell has agreed that during the first year following the closing of the proposed transaction, to the extent Millennium’s plans are not continued, Lyondell or one of its affiliates will provide to former Millennium employees benefits that, in the aggregate, are no less favorable than those benefits provided to Millennium employees prior to the effective time of the closing of the proposed transaction.

Addition of Two Millennium Directors to Lyondell’s Board of Directors

The agreement and plan of merger provides that, prior to the effective time of the proposed transaction, Lyondell’s board of directors will take all necessary action to appoint two independent members of Millennium’s current board of directors as additional members of Lyondell’s board of directors, to be effective as of the closing of the proposed transaction. The members of the Millennium board of directors to be appointed to the Lyondell board of directors will be determined by Lyondell’s board of directors after consultation with Millennium’s board of directors. This will increase the size of Lyondell’s board of directors from 11 members to 13 members.

Required Vote and Recommendation of Lyondell’s Board of Directors

Approval of the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction requires the affirmative vote of at least a majority of the votes cast thereon, provided the total votes cast represent at least 50% of Lyondell shares outstanding on the close of business on the record date. You are entitled to one vote for each Lyondell share you held as of the close of business on the record date. Because abstentions from voting will count against satisfaction of the requirement that the votes cast represent at least 50% of the outstanding Lyondell shares, abstentions may have the effect of a vote against the proposal to approve the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction. However, if the 50% requirement is satisfied, abstentions from voting will not be included in the voting tally and will not have an effect on the outcome of the proposal. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Lyondell’s board of directors unanimously recommends that Lyondell shareholders vote “FOR” approval of the issuance of Lyondell common stock to Millennium shareholders in the proposed transaction. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless Lyondell shareholders specify otherwise.

Lyondell’s board of directors also unanimously recommends that Lyondell shareholders vote “FOR” the amendment and restatement of Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares, approval of which is also a condition to closing the proposed transaction. For additional information about this proposal, please see “Proposal to Approve the Amended and Restated Certificate of Incorporation of Lyondell” beginning on page 106.

In considering the recommendation of Lyondell’s board of directors, you should be aware that the directors and officers of Lyondell have interests in the proposed transaction that are different from, or in addition to, the interests of Lyondell shareholders generally, and that Lyondell’s directors and officers will directly benefit if the proposed transaction is completed. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Lyondell’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the amendment and restatement of Lyondell’s certificate of incorporation.

Required Vote and Recommendation of Millennium’s Board of Directors

Adoption of the agreement and plan of merger requires the affirmative vote of at least a majority of the outstanding shares of Millennium common stock entitled to vote thereon. You are entitled to one vote for each share of Millennium common stock you held as of the close of business on the record date. Your failure to vote your Millennium shares, including abstentions, will have the same effect as a vote against the proposal to adopt the agreement and plan of merger. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Millennium’s board of directors unanimously recommends that Millennium shareholders vote “FOR” adoption of the agreement and plan of merger. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless Millennium shareholders specify otherwise.

In considering the recommendation of Millennium’s board of directors, you should be aware that the directors and officers of Millennium have interests in the proposed transaction that are different from, or in addition to, the interests of Millennium shareholders generally, and that Millennium’s directors and officers will directly benefit if the proposed transaction is completed. Among other things, Mr. Lee, Millennium’s president and chief executive officer and a member of Millennium’s board of directors who voted to approve the proposed transaction, will be entitled to receive, as a result of the proposed transaction, an estimated $9 million in cash, distribution of ELTIP Shares, accelerated vesting of his restricted shares and stock options and reimbursement for all excise taxes on such distributions on a fully grossed-up basis. Please see “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Millennium’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger.

PROPOSAL TO APPROVE THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LYONDELL

Item 2 on Lyondell Proxy Card

Description of Amended and Restated Certificate of Incorporation

Lyondell’s board of directors unanimously recommends that Lyondell’s shareholders approve an amended and restated certificate of incorporation of Lyondell that increases the number of authorized Lyondell shares from 420 million shares to 500 million shares. The proposed amendment and restatement was approved by Lyondell’s board of directors at a meeting on March 28, 2004. A copy of the form of proposed amended and restated certificate of incorporation is attached hereto as Annex E.

Article IV of Lyondell’s certificate of incorporation currently authorizes 500 million shares of capital stock divided into two classes as follows:

•	420 million Lyondell shares issued in two series with the first consisting of 340 million shares of Lyondell common stock, par value $1.00 per share, and the second series consisting of 80 million shares of Lyondell Series B common stock, par value $1.00 per share; and

•	80 million shares of preferred stock, par value $0.01 per share.

As of May 31, 2004, Lyondell had 140,557,881 shares of Lyondell common stock issued and outstanding and 37,347,341 shares of Lyondell Series B common stock issued and outstanding. No shares of preferred stock were issued and outstanding.

The proposed amended and restated certificate of incorporation of Lyondell would increase the number of authorized Lyondell shares from 420 million shares to 500 million shares, consisting of (a) 420 million shares of Lyondell common stock and (b) 80 million shares of Lyondell Series B common stock.

The proposed amended and restated certificate of incorporation will not change the number of authorized shares of Lyondell Series B common stock (80 million), or the number of authorized shares of preferred stock (80 million), or the provisions relating to Lyondell Series B common stock or preferred stock. Issued and outstanding shares of Lyondell common stock will not change as a result of the proposed amended and restated certificate of incorporation and holders of Lyondell common stock will not receive new stock certificates.

Upon approval of the proposed amended and restated certificate of incorporation, Lyondell’s certificate of incorporation will be amended and restated as described in this joint proxy statement/prospectus and as set forth in the form of amended and restated certificate of incorporation attached hereto as Annex E. The proposed amended and restated certificate of incorporation will become effective when it is filed with the Secretary of State of the State of Delaware.

Purposes and Effects of the Proposed Amendment and Restatement of the Certificate of Incorporation

The principal purpose of amending and restating Lyondell’s certificate of incorporation is to increase the number of authorized Lyondell shares to provide Lyondell with additional authorized shares for issuance of Lyondell common stock to Millennium’s shareholders in connection with the proposed transaction (including shares reserved for issuance in connection with stock options and convertible debentures), still leaving a number of shares available for issuance in potential future financings, acquisition transactions, stock dividends or splits, employee benefit plans and other transactions.

As further described below, after the increase in authorized shares and completion of the proposed transaction, the number of authorized but unissued and unreserved shares of Lyondell common stock will not be significantly different from what it is today.

The terms of the agreement and plan of merger are more fully described in this joint proxy statement/prospectus under “Summary of the Agreement and Plan of Merger” beginning on page 109. Although Lyondell’s management currently has no other definitive plans for the issuance of any additional authorized Lyondell shares, the authorization of additional Lyondell shares would permit the issuance of shares from time to time in the future for stock dividends, stock splits, possible acquisitions, stock option plans, and other appropriate corporate purposes that Lyondell’s board of directors may determine to pursue from time to time.

Once authorized, the shares of Lyondell common stock may be issued with approval of Lyondell’s board of directors and without further approval of the shareholders, unless shareholder approval is required by applicable law, rule or regulation, such as the rules of the New York Stock Exchange.

Anticipated Issuance of Lyondell Common Stock in Connection with the Proposed Transaction with Millennium

Lyondell currently is authorized to issue up to 340 million shares of Lyondell common stock, subject to applicable stock exchange rules. Of these shares, approximately 43 million shares have been reserved as of May 31, 2004 for issuance to Occidental Chemical Holding Corporation, a subsidiary of Occidental, referred to as OCHC, upon conversion of its outstanding shares of Lyondell Series B common stock (including shares of Lyondell Series B common stock that OCHC receives as additional in-kind dividends on the Lyondell Series B common stock prior to the time of conversion) to Lyondell common stock and upon exercise of OCHC’s warrants to purchase five million shares of Lyondell common stock. The foregoing assumes that the shares of Lyondell Series B common stock are converted to shares of Lyondell common stock promptly after August 21, 2004, the earliest date on which the shares may be convertible by their terms, and a constant Lyondell common stock price of $16.52 per share, the closing price on May 28, 2004. If the Series B shares are converted at a later time and Lyondell continues to pay dividends in-kind on those shares prior to conversion, additional in-kind dividends would accrue at a number in the range of 2.4 million shares per year, based on Lyondell’s current dividend rate and recent market prices for Lyondell common stock.

The following table illustrates the number of shares of Lyondell common stock that may be issued and reserved for issuance in connection with the proposed transaction assuming, alternatively, the maximum and minimum potential exchange ratios in connection with the proposed transaction. See “Summary of the Agreement and Plan of Merger—The Exchange Ratio” beginning on page 109.

	Approximate number of shares of Lyondell common stock to be issued or reserved for issuance, assuming an exchange ratio of

Reason for Issuance or Reservation	0.95	1.05
	(in millions)

Number of shares to be issued at the closing of the proposed transaction	62.1	68.7

Number of shares to be reserved for issuance upon conversion of Millennium’s 4% convertible senior debentures due 2023 (a)	13.8	16.4

Number of shares to be reserved for issuance upon exercise of stock options by holders of Millennium stock options (b)	1.9	2.1

Number of shares to be reserved for issuance pursuant to outstanding awards under the Millennium Executive Long Term Incentive Plans and Long Term Incentive Plans (c)	0.3	0.3
Total	78.1	87.5

(a)

The numbers in the table assume that all $150 million of Millennium’s 4% convertible debentures due 2023 remain outstanding at and after the closing of the proposed transaction. The conversion price of the debentures will be reduced after the closing each time Lyondell pays a dividend on Lyondell common stock, under a formula in the indentures that reflects the market price of Lyondell common stock at that time. For purposes of calculating the numbers in this row, it is assumed that Lyondell continues to pay dividends at the current rate and that the price of Lyondell common stock remains constant at $20.50 or $16.50, respectively, between the closing date and November 15, 2010, when the debentures may be redeemed by the issuer. The numbers of shares would be lower if the dividend rate is lower or the stock price is higher than assumed, and vice versa.

(b)	Assumes that none of Millennium’s stock options currently outstanding are exercised for shares before the closing of the proposed transaction.

(c)	Millennium’s Executive Long Term Incentive Plans and Long Term Incentive Plans provide for accelerated payment of awards pursuant to a change in control. Accelerated award payments are made partially in shares of common stock, and the amounts in the table represent an estimated number of shares of Lyondell common stock that are issuable as soon as practicable following the closing of the proposed transaction to satisfy the stock-based payouts under these plans.

Potential Effect of Increase in Number of Authorized Lyondell Shares

An increase in the number of authorized Lyondell shares could have a potential anti-takeover effect. Lyondell has not proposed the increase in the number of authorized Lyondell shares with the intention of using the additional shares for anti-takeover purposes, although Lyondell may use the additional shares in a manner that would discourage an attempt to acquire control of Lyondell or to make any such attempt more difficult. Lyondell is not aware of any pending or threatened efforts to acquire control of Lyondell.

Required Vote and Board of Directors’ Recommendation

Approval of the amended and restated certificate of incorporation increasing the number of authorized Lyondell shares (excluding preferred stock) from 420 million to 500 million shares requires the affirmative vote of at least a majority of the outstanding Lyondell shares outstanding on the close of business on the record date. You are entitled to one vote for each Lyondell share you held as of the close of business on the record date. Because the required vote is based on the affirmative vote of a majority of shares outstanding, abstentions from voting will be included in the voting tally and will have the effect of a vote against the proposal to amend and restate Lyondell’s certificate of incorporation to increase the number of authorized Lyondell shares. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Lyondell’s board of directors unanimously recommends a vote “FOR” approval of the proposed amended and restated certificate of incorporation of Lyondell. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless shareholders specify otherwise.

In considering their recommendation, you should be aware that Lyondell’s directors and officers have interests in the proposed transaction that are different from, or are in addition to, the interests of Lyondell shareholders generally. Please see the section entitled “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91. Lyondell’s board of directors was aware of these interests and considered them in approving the agreement and plan of merger and the amendment and restatement of Lyondell’s certificate of incorporation.

Approval of the amended and restated certificate of incorporation of Lyondell is a condition to the closing of the proposed transaction described under “Proposals to Approve the Proposed Transaction” beginning on page 49.

SUMMARY OF THE AGREEMENT AND PLAN OF MERGER

The following is a summary of material terms of the agreement and plan of merger, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. This summary is qualified in its entirety by reference to the agreement and plan of merger. You should read the entire agreement and plan of merger because it, and not this summary, is the legal document that governs the proposed transaction. Lyondell and Millennium urge you to read the agreement and plan of merger carefully and in its entirety.

The Proposed Transaction

On March 28, 2004, Lyondell, Millennium and Millennium Subsidiary entered into an agreement and plan of merger providing for a stock-for-stock business combination.

In the proposed transaction, upon the terms and subject to the satisfaction or waiver (to the extent permitted by law) of the conditions of the agreement and plan of merger, Millennium Subsidiary will merge with and into Millennium. Millennium will be the surviving corporation of that merger, and Millennium Subsidiary will cease to exist. In the merger, each share of Millennium common stock will be converted into the right to receive between 0.95 and 1.05 shares of Lyondell common stock, as described below under “—The Exchange Ratio.”

Immediately prior to the effective time of the merger of Millennium and Millennium Subsidiary, Lyondell will purchase one share of Millennium series A preferred stock, par value $0.01, with the powers, designations, preferences and rights thereof as set forth in the form of the certificate of designations attached to the agreement and plan of merger as Exhibit 1.2. In exchange for the share of series A preferred stock, Millennium will receive shares of Lyondell common stock having a then current market value of approximately $1,000.

As of the effective time of the merger of Millennium and Millennium Subsidiary, the shares of Lyondell common stock issued to Millennium immediately prior to the effective time of the merger will be automatically transferred back to Lyondell, and the share of Millennium series A preferred stock issued to Lyondell immediately prior to the merger will be converted into shares of Millennium common stock. As a result, Millennium will be a wholly owned subsidiary of Lyondell.

The Exchange Ratio

As of the effective time of the merger, each outstanding share of Millennium common stock will be converted into the right to receive the number of shares of Lyondell common stock that is equal to the exchange ratio. If the average of the volume-weighted average sale prices of Lyondell common stock for the 20 consecutive trading days ending on the third trading day immediately prior to the closing date of the proposed transaction is:

(1)	equal to or greater than $20.50, then the exchange ratio will be 0.95 of a share of Lyondell common stock per share of Millennium common stock;

(2)	between $16.50 and $20.50, then the exchange ratio will be proportionately adjusted between 0.95 and 1.05 – i.e., the exchange ratio will be equal to 1.4625 – (0.025 x the daily average price); or

(3)	equal to or less than $16.50, then the exchange ratio will be 1.05 shares of Lyondell common stock per share of Millennium common stock.

Millennium shareholders will not receive any fractional shares of Lyondell common stock in the proposed transaction. A Millennium shareholder who otherwise would have received a fraction of a share of Lyondell common stock will receive cash instead of such fraction. American Stock Transfer & Trust Company, as exchange agent, will aggregate and sell all fractional shares on the New York Stock Exchange. A Millennium shareholder who would otherwise have received a fraction of a share of Lyondell common stock will receive an amount of cash generated from such sales attributable to the shareholder’s proportionate interest in the net proceeds of such sales, less expenses.

Conversion of Millennium Stock Options and Assumption of Plans

Pursuant to the agreement and plan of merger, each outstanding option to acquire Millennium common stock under the Millennium Long Term Stock Incentive Plan and the 2001 Omnibus Incentive Plan will be converted as of the effective time of the closing of the proposed transaction into an option to acquire a number of shares of Lyondell common stock determined by multiplying the number of shares of Millennium common stock purchasable by such option by the exchange ratio and rounding to the nearest whole share. The exercise price of the converted option will be the exercise price of the original Millennium option divided by the exchange ratio, with the resulting price rounded to the nearest whole cent. All converted options will be immediately vested pursuant to the “change in control” provisions of the existing Millennium option plans and agreements. See “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91 and “—Conversion of Millennium Stock Options and Assumption of Plans” on page 103.

Conditions to Complete the Proposed Transaction

Lyondell’s and Millennium’s respective obligations to complete the proposed transaction are subject to the satisfaction or waiver (to the extent permitted by law) of the conditions set forth in the agreement and plan of merger, including:

•	adoption by Millennium shareholders of the agreement and plan of merger;

•	approval by Lyondell shareholders of (1) the issuance of shares of Lyondell common stock to Millennium shareholders in connection with the proposed transaction and (2) an amendment to the certificate of incorporation of Lyondell to effect an increase in the number of authorized Lyondell shares;

•	the expiration or termination of the waiting period applicable to the consummation of the proposed transaction under the HSR Act, the receipt of any clearances required by the European Commission applicable to the proposed transaction and, except in certain circumstances, the receipt of any material regulatory or governmental approval required, or in the reasonable view of Lyondell, warranted, under national competition, merger control or similar laws of any other relevant jurisdiction or the expiration of any relevant waiting period thereunder. The waiting period under the HSR Act expired in May 2004, and clearances required by the European Commission were received in June 2004;

•	the absence of any judgment, injunction, ruling, order or decree of any governmental entity in effect that makes the proposed transaction illegal, restrains or prevents the consummation of the proposed transaction or imposes any condition to, or any requirement as a result of, consummation of the proposed transaction that would, if complied with, constitute or result in a material adverse effect with respect to Lyondell or Millennium;

•	effectiveness under the Securities Act of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order or proceedings by the SEC seeking a stop order;

•	approval of the listing on the New York Stock Exchange of the shares of Lyondell common stock to be issued in the proposed transaction, subject to official notice of issuance;

•	the truth and correctness of the representations and warranties of each of Lyondell and Millennium in the agreement and plan of merger, subject to the materiality standard provided in the agreement and plan of merger, and the performance by Lyondell and Millennium in all material respects of their obligations under the agreement and plan of merger and the receipt by Lyondell and Millennium from the other of a certificate to that effect;

•	receipt by each of Lyondell and Millennium of a legal opinion with respect to certain U.S. federal income tax consequences of the proposed transaction; and

•	receipt of amendments of Lyondell’s and Millennium’s credit agreements and Lyondell’s receivables sales facility (or, in each case, replacements thereof) that are necessary to permit the closing of the proposed transaction without breach or violation of any of those agreements or other debt agreements to which either of them or their subsidiaries is a party, in form and substance reasonably satisfactory to Lyondell.

Lyondell and Millennium cannot provide assurance as to when or if all of the conditions to the proposed transaction can or will be satisfied or waived (to the extent permitted by law) by the appropriate party. As of the date of this joint proxy statement/prospectus, Lyondell and Millennium have no reason to believe that any of these conditions will not be satisfied.

Closing and Effective Time of the Proposed Transaction

In the agreement and plan of merger, Lyondell and Millennium have agreed to cause the completion of the proposed transaction to occur no later than the first business day after all conditions to the proposed transaction have been satisfied (other than conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) or waived, or on another mutually agreed date. Lyondell and Millennium currently anticipate that the effective time of the proposed transaction will occur during the third quarter of 2004, but Lyondell and Millennium cannot guarantee when the proposed transaction will be completed.

The merger of Millennium Subsidiary into Millennium will be effective at the time Millennium files a certificate of merger with the Secretary of State of the State of Delaware or at a later time as Millennium and Lyondell agree or specify in the certificate of merger.

Covenants and Agreements

Each of Lyondell and Millennium has agreed to customary covenants that place restrictions on it and its subsidiaries until the effective time of the proposed transaction. In general, each of Lyondell and Millennium have agreed that, except as previously disclosed, required by the agreement and plan of merger or applicable law or with the written consent of the other party:

•	it and its subsidiaries will conduct their businesses and operations in the ordinary course consistent with past practice;

•	it and its subsidiaries will use their commercially reasonable efforts to:

1.	preserve intact their business organizations and goodwill,

2.	keep available the services of their respective officers and employees, and

3.	maintain satisfactory relationships with people having business relationships with them;

•	it and its subsidiaries will use commercially reasonable efforts to maintain insurance in amounts and against risks and losses as are customary;

•	it will not, except as required to fulfill its board of directors’ fiduciary duties, waive, terminate or fail to enforce standstill agreements to which it is a party;

•	it will not change any of its material accounting principles or practices unless required by a change in U.S. generally accepted accounting principles;

•	it will not take any action that is reasonably expected to result in any condition to the proposed transaction not being satisfied;

•	it will not take any action that is reasonably likely to delay materially or adversely affect its or the other party’s ability to obtain any required governmental consents to the proposed transaction;

•	it will promptly notify the other party of:

1.	any material change in its condition or business, or

2.	termination, cancellation, repudiation or material breach of any contract that is material to it and its subsidiaries taken as a whole, or

3.	any material litigation or other proceedings, including material governmental complaints, investigations or hearings, not disclosed in its SEC filings filed prior to March 28, 2004, or any material developments thereto, or

4.	the material breach of any representation or warranty contained in the agreement and plan of merger; and

•	it will not:

1.	agree in writing or otherwise to take any of the actions restricted by the covenants and agreements described above under “—Agreements and Covenants,” or

2.	permit any of its subsidiaries to agree in writing or otherwise to take any of the actions restricted by the covenants and agreements described above under “—Agreements and Covenants” that refer to subsidiaries.

Lyondell has also agreed that, except as previously disclosed, required by the agreement and plan of merger or applicable law or with the written consent of Millennium:

•	Lyondell will not issue or sell shares of common stock representing more than 10% of its outstanding shares of common stock. Shares issued in connection with contractual rights in effect on March 28, 2004 and in connection with hiring and promotion of employees are excluded from the 10% limitation.

•	Lyondell and its subsidiaries will not sell or otherwise dispose of assets with a fair market value in excess of $200 million. Sales of assets in the ordinary course of business, transfers among subsidiaries, and sales of inventory in the ordinary course of business are exempt from this restriction.

•	Lyondell and its subsidiaries will not acquire assets in excess of $50 million.

•	Lyondell will not:

1.	amend its certificate of incorporation (except as contemplated by the agreement and plan of merger), or

2.	amend its by-laws in a manner that is detrimental to its shareholders.

•	Lyondell will not declare or pay dividends in excess of $0.225 per share of Lyondell common stock per quarter.

•	Lyondell will not split, combine or reclassify its outstanding shares of capital stock.

Millennium has also agreed that, except as previously disclosed, required by the agreement and plan of merger or applicable law or with the written consent of Lyondell:

•	Millennium will not, and will not permit any of its subsidiaries to:

1.	incur or guarantee any debt in excess of $5 million in any single transaction or $20 million in the aggregate, other than incurrences made pursuant to its revolving credit facility or arrangements between subsidiaries of Millennium or between Millennium and its subsidiaries,

2.	repay, retire or refinance prior to maturity, any debt, other than in the ordinary course of business in an amount not to exceed $5 million in any single transaction or $20 million in the aggregate,

3.	guarantee any debt securities other than guarantees between wholly owned subsidiaries of Millennium or between Millennium and its subsidiaries,

4.	issue, sell, repurchase or redeem prior to maturity any debt securities or warrants or rights to acquire any of Millennium’s debt securities or any of its subsidiaries’ debt securities,

5.	enter into any material lease or create any material mortgages, liens, security interests or other encumbrances on its property in connection with any indebtedness thereof (other than permitted liens), or

6.	spend in excess of $60 million on capital expenditures in the calendar year ending December 31, 2004 or make or commit to make capital expenditures in excess of $2 million per project except as reflected in Millennium’s capital expenditure budget for 2004, excluding capital expenditures to repair damage covered by insurance;

•	Millennium will not, and will not permit any of its subsidiaries to:

1.	issue, sell, pledge or encumber any shares of any class of its capital stock or change its capitalization, except that up to 10,000 shares in the aggregate may be issued pursuant to employee benefit plans or the hiring or promotion of employees,

2.	grant or award any right to acquire any shares of its capital stock, except that up to 10,000 shares in the aggregate may be issued pursuant to the hiring or promoting of employees,

3.	amend or otherwise modify any right to acquire any shares of its capital stock,

4.	increase any compensation or benefits, or enter into, amend or extend any collective bargaining agreement or similar labor agreement, or employment or consulting agreement or pay or agree to pay any form of bonus, incentive compensation or award, to any employee (other than executive officers), except in the ordinary course of business or pursuant to contractual agreements in effect,

5.	increase any compensation or benefits or enter into, amend or extend any employment or consulting agreement or pay or agree to pay any form of bonus, incentive compensation or award, to any officer or director, except pursuant to contractual agreements in effect on March 28, 2004,

6.	adopt any new employee benefit plan or agreement with an aggregate value in excess of $100,000 or amend any existing benefit plan in any material respect, except for changes which are less favorable to participants in such plans,

7.	terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the proposed transaction, or

8.	permit any holder of a Millennium stock option to have shares withheld by Millennium upon exercise in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state withholding;

•	Millennium and its subsidiaries will not sell or otherwise dispose of or encumber assets. Sales of surplus equipment or assets in the ordinary course of business, transfers among subsidiaries, and sales of inventory in the ordinary course of business are exempt from this restriction. No consent of Lyondell is required if the assets are sold for at least their fair market value, the sale is arms’ length, and the aggregate sales price for all of the assets sold does not exceed $10 million;

•	Millennium and its subsidiaries will not acquire assets of any business organization in excess of $5 million and shall consult with Lyondell prior to any acquisition in excess of $2 million;

•	Millennium and its subsidiaries will not purchase or otherwise acquire any shares of the Lyondell capital stock;

•	Millennium will not permit Millennium Subsidiary to engage in any business activities, or liquidate, merge or consolidate with any other corporation;

•	Millennium will not amend its certificate of incorporation or by-laws;

•	Millennium will not declare, set aside or pay any dividends or make any other distribution or payment with respect to any shares of its capital stock;

•	Millennium will not, or permit any of its subsidiaries to, redeem, purchase or otherwise acquire, except in connection with commitments under or the express terms of the Millennium stock plans, any shares of its or any of its subsidiaries, capital stock or any securities convertible into or exchangeable for any shares of its or their capital stock;

•	Millennium will not, and will not permit any of its subsidiaries to:

1.	make or rescind any material election relating to taxes,

2.	settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or

3.	materially change its methods of reporting any item for tax purposes from those methods used in its last tax return;

•	Millennium will not implement a stockholder rights plan;

•	Millennium will not amend the constituent documents of Millennium Subsidiary; and

•	Millennium and Millennium Subsidiary will not issue any membership interest or right to purchase a membership interest of Millennium Subsidiary.

In addition, Millennium agreed to cause Millennium Subsidiary to take any actions required to be taken by it under the agreement and plan of merger and to refrain from taking any actions that it is prohibited from taking under the agreement and plan of merger.

The agreement and plan of merger also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus and the holding of special meetings of the Lyondell shareholders and Millennium shareholders, access to information of the other company and public announcements with respect to the proposed transaction.

Agreement Not to Solicit Other Offers

Each of Lyondell and Millennium has agreed that neither it nor its subsidiaries, nor their respective officers, directors, employees, agents and representatives, will, directly or indirectly:

•	solicit, initiate or knowingly encourage or take any action designed to facilitate, directly or indirectly, any inquiry, proposal or offer for an acquisition proposal (as defined below); or

•	cooperate with, assist, participate or engage in any discussions or negotiations concerning an acquisition proposal.

Each of Lyondell and Millennium also has agreed to terminate any existing negotiations with respect to an acquisition proposal. However, the agreement and plan of merger does not prevent either (1) Lyondell or its board of directors or (2) Millennium or its board of directors from:

•	complying with Rule 14d-9, Item 1012(a) of Regulation M-A and Rule 14e-2 promulgated under the Exchange Act with regard to an acquisition proposal; or

•	prior to the Millennium special meeting or Lyondell special meeting, whichever is later in time, providing information (pursuant to a confidentiality and standstill agreement) to any person or entity who has made a superior proposal (as defined below) or a proposal likely to lead to a superior proposal, or engaging in any negotiations or discussions with any person or entity who has made a superior proposal or a proposal likely to lead to a superior proposal.

Each of Lyondell and Millennium has agreed to give prompt prior oral and written notice to the other of:

•	its intent to take action with respect to an acquisition proposal or a superior proposal;

•	its receipt of any acquisition proposal or any inquiry with respect to or that is reasonably likely to lead to an acquisition proposal, including the identity of the person or group engaging in discussions or negotiations with it, requesting information or making an acquisition proposal; and

•	the material terms and conditions of any acquisition proposal.

Each of Lyondell and Millennium has also agreed that it will keep the other informed, to the extent practicable, of the status and material terms (including any changes or proposed changes to such status or material terms) on a timely basis of any acquisition proposal.

As used in the agreement and plan of merger, an “acquisition proposal” means, with respect to Lyondell or Millennium, any inquiry, proposal or offer with respect to:

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it;

•	any purchase or sale of any portion of its assets (including stock of subsidiaries and investments in equity-method affiliates) having an aggregate value equal to 20% or more of its market capitalization;

•	the issuance of 20% or more of its equity securities as consideration for the assets or securities of another person; or

•	any purchase or sale of, or tender or exchange offer for, 20% or more of its or any of its subsidiaries’ equity securities.

As used in the agreement and plan of merger, a “superior proposal” means, with respect to each of Lyondell and Millennium, an unsolicited bona fide written acquisition proposal with respect to more than 50% of its outstanding capital stock or all or substantially all of its assets that, in the good faith judgment of its board of directors, taking into account the likelihood and timing of consummation and any amendments to or modifications of the agreement and plan of merger that the other party has offered or proposed at the time of determination, and after consultation with its financial advisor and outside legal counsel, is superior to the proposed transaction.

Listing Application

Lyondell has agreed to prepare and submit to the New York Stock Exchange a listing application covering the shares of Lyondell common stock to be issued to Millennium shareholders in connection with the proposed transaction. Lyondell also has agreed to use commercially reasonable efforts to obtain approval for the listing of these shares on the New York Stock Exchange, subject to official notice of issuance.

Resales of Lyondell Common Stock by Affiliates

Affiliates of Millennium, as defined in Rule 145 under the Securities Act, generally may not sell their shares of Lyondell common stock acquired in the proposed transaction, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 under the Securities Act or pursuant to another applicable exemption from the registration requirements of the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% of more of any class of Millennium capital stock.

Under the agreement and plan of merger, Millennium has agreed to use commercially reasonable efforts to cause persons that are affiliates of Millennium to deliver letter agreements by which each affiliate agrees, among other things, not to offer to sell, transfer or otherwise dispose of any shares of Lyondell common stock distributed to him, her or it pursuant to the proposed transaction, except in compliance with Rule 145 under the

Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act or in an offering registered under the Securities Act. Lyondell may place restrictive legends on shares of Lyondell common stock delivered to persons who are deemed to be affiliates of Millennium under the Securities Act.

Expenses and Fees

In general, each of Lyondell and Millennium will be responsible for all expenses incurred by it in connection with the negotiation and completion of the proposed transaction. However, Lyondell is solely responsible for the costs and expenses of filing the required notification under the HSR Act, the costs and expenses of printing and mailing this joint proxy statement/prospectus, all filing and other fees paid to the SEC in connection with the proposed transaction, and all listing fees paid to the New York Stock Exchange with respect to the Lyondell shares to be issued to Millennium shareholders in connection with the proposed transaction.

Indemnification and Insurance

The agreement and plan of merger provides that each person who had been an officer or director of Millennium or any subsidiary or division before the effective date of the proposed transaction will be indemnified by Lyondell for six years after the effective date of the proposed transaction, to the fullest extent permitted under applicable law, against all losses, claims, damages, liabilities, costs or expenses, judgments, fines, penalties and amounts paid in settlement in connection with any threatened, pending or completed claim, action, suit, proceeding, investigation or inquiry arising out of or pertaining to acts or omissions, or alleged acts or omissions. The indemnity agreement also covers persons who served at the request of Millennium as a director, officer, limited liability company member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise. The agreement and plan of merger further provides that, for six years after the effective date of the proposed transaction, Lyondell will maintain directors’ and officers’ liability insurance policies that provide coverage to those officers and directors of Millennium covered by an existing policy that are no less advantageous as a whole than the existing policies. Lyondell will not, however, be required to pay annual premiums in excess of 250% of the last annual premium paid by Millennium before the execution of the agreement and plan of merger.

Employee Matters

The agreement and plan of merger provides that all Millennium employees will be employed by Lyondell or one of its subsidiaries (including Millennium) immediately after the effective time of the proposed transaction, but does not require that such individuals remain employed for any period of time thereafter. Any Millennium employee (other than officers and key employees covered by individual change in control agreements) whose employment is terminated within one year following the closing of the proposed transaction will be entitled to severance benefits in accordance with Millennium’s severance plans or policies in effect as of March 28, 2004.

Millennium’s benefit plans will remain in effect following the closing of the proposed transaction until otherwise determined. During the first year following the closing of the proposed transaction, to the extent Millennium’s benefit plans are not continued, Lyondell or one of its affiliates will provide to former Millennium employees benefits that, in the aggregate, are no less favorable than those benefits provided to Millennium employees prior to the effective time of the closing of the proposed transaction.

Millennium has also agreed to use commercially reasonable efforts (in cooperation with Lyondell) to comply with all applicable requirements to inform and consult with labor organizations in Europe regarding the proposed transaction.

Reorganization Treatment

Lyondell and Millennium have agreed to use commercially reasonable efforts to cause the proposed transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and will not take actions, cause actions to be taken, or fail to take actions that are reasonably likely to prevent the proposed transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Bank Facility Amendments

Lyondell and Millennium have agreed to use commercially reasonable efforts to obtain any and all amendments and/or waivers under their respective bank credit agreements and the Lyondell receivables sales facility (or, in each case, replacements thereof) as may be necessary to permit consummation of the proposed transaction without breach or violation of any such agreement or of any other debt agreement to which either of them or any subsidiary of either of them is or will be a party. Obtaining necessary amendments and/or waivers under these facilities (or, in each case, replacements thereof) is a condition to closing the proposed transaction.

Representations and Warranties

The agreement and plan of merger contains generally reciprocal customary representations and warranties of Lyondell and Millennium relating to their respective businesses. Representations and warranties must be true and correct as of the date of the closing of the proposed transaction, except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a material adverse effect, as defined below, on a party’s business or operations. The representations and warranties set forth in the agreement and plan of merger do not survive the effective time of the proposed transaction.

Each of Lyondell and Millennium has made representations and warranties regarding, among other things:

•	corporate matters, including organization and good standing;

•	authority relative to execution and delivery of the agreement and plan of merger and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the proposed transaction;

•	exemption from certain anti-takeover laws and provisions;

•	capitalization;

•	subsidiaries;

•	compliance with laws and possession of permits;

•	SEC reports;

•	legal proceedings;

•	the absence of material adverse effects;

•	environmental matters;

•	intellectual property matters;

•	material court orders and decrees;

•	maintenance of insurance;

•	brokerage and similar fees;

•	receipt of opinions from financial advisors;

•	vote required from shareholders to approve the proposed transaction;

•	title to properties and related liens and encumbrances;

•	undisclosed liabilities;

•	improper payments; and

•	ownership of the other party’s stock.

In addition, Millennium has made other or additional representations and warranties about itself to Lyondell regarding, among other things, matters relating to taxes, contracts, title to properties, capital expenditure programs, employment and labor matters and the absence of a stockholder rights plan.

In the agreement and plan of merger, a material adverse effect is defined for each of Lyondell and Millennium as a material adverse effect on or change in (1) the business, assets, condition (financial or otherwise) or operations of it and its subsidiaries taken as a whole (other than changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the segments of the chemicals industry in which it operates) or (2) a material adverse effect or change in its ability to consummate the proposed transaction or satisfy the conditions to closing.

The agreement and plan of merger specifically provides that Equistar is not considered a subsidiary of either Lyondell or Millennium for purposes of the agreement.

Amendment and Waiver

Subject to applicable law, the parties may amend the agreement and plan of merger by action taken or authorized by their boards of directors. However, after approval of the matters submitted to the Lyondell shareholders and Millennium shareholders described under “Proposals to Approve the Proposed Transaction” beginning on page 49 by the Lyondell shareholders and Millennium shareholders, the parties may not amend the agreement and plan of merger without further shareholder approval if further shareholder approval is required by law.

Either party to the agreement and plan of merger may waive inaccuracies in the representations and warranties of the other party or, subject to applicable law, may waive compliance by the other party with any of the other agreements or conditions contained in the agreement and plan of merger.

Termination of the Agreement and Plan of Merger

The agreement and plan of merger may be terminated at any time prior to closing by mutual written consent. It may also be terminated by either party in the following circumstances:

•	if the proposed transaction has not been consummated by December 31, 2004, and the party desiring to terminate the agreement and plan of merger for this reason has not committed a willful and material breach of the agreement;

•	if at a meeting of the Lyondell shareholders, the Lyondell shareholders do not approve (1) the issuance of Lyondell common stock to Millennium shareholders in connection with the proposed transaction and (2) an amendment to the certificate of incorporation of Lyondell to effect an increase in the number of authorized Lyondell shares;

•	if at a meeting of the Millennium shareholders, the Millennium shareholders do not adopt the agreement and plan of merger;

•	if there is a breach by the other party of its representations, warranties, covenants or agreements that would cause the failure of the closing condition described above regarding such provisions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach;

•

if any judgment, ruling, order or decree of any governmental entity is in effect and has become final and nonappealable that makes the proposed transaction illegal, restrains or prevents the consummation of the proposed transaction or imposes any condition to, or any requirement as a result of, consummation of the proposed transaction that would, if complied with, constitute or result in a material adverse affect on Lyondell or Millennium. However, the party seeking to terminate the agreement and plan of merger for this reason must have (1) complied with the covenants in the agreement and plan of merger which generally relate to antitrust, tax and other governmental filings and approvals and (2) as to other matters, used its commercially reasonable efforts to remove this injunction, decree or order;

•	if the other party’s board of directors withdraws or materially modifies in an adverse manner its approval or recommendation of the proposed transaction or recommends an acquisition proposal or resolves to do so, or fails to timely reconfirm its recommendation to shareholders upon request; or

•	if prior to the time the Millennium shareholders or Lyondell shareholders, whichever occurs later, approve the proposed transaction, (1) the board of directors of the terminating party receives a superior proposal, (2) it has complied with the agreement not to solicit other offers described under “—Agreement Not to Solicit Other Offers” above, (3) it pays the termination fee described below, (4) its board of directors concurrently approves, and it enters into a binding definitive written agreement providing for, the superior proposal, and (5) if the terminating party is Millennium, Lyondell has not made an offer that Millennium’s board of directors concludes in good faith is at least as favorable to the Millennium shareholders as the superior proposal.

Effect of Termination

Millennium will be obligated to pay Lyondell a termination fee of $30 million upon termination of the agreement and plan of merger if:

•	either party terminates the agreement because of failure to obtain the Millennium shareholders’ approval described above after the public announcement of an acquisition proposal relating to Millennium;

•	Lyondell terminates the agreement because Millennium’s board of directors withdraws or materially modifies its approval or recommendation of the proposed transaction or it recommends or resolves in favor of an acquisition proposal or Millennium’s board of directors fails to reconfirm its recommendation within ten business days of Lyondell’s request, except that no fee will be payable if at the time of the action by Millennium’s board of directors, a material adverse effect (as defined above under “—Representations and Warranties”) regarding Lyondell has occurred; or

•	Millennium terminates the agreement in order to enter into a binding definitive written agreement for a superior proposal as described above.

Lyondell will be obligated to pay Millennium a termination fee of $30 million upon termination of the agreement and plan of merger if:

•	either party terminates the agreement because of failure to obtain the Lyondell shareholders’ approval described above after the public announcement of an acquisition proposal relating to Lyondell;

•	Millennium terminates the agreement because Lyondell’s board of directors withdraws or materially modifies its approval or recommendation of the proposed transaction or it recommends or resolves in favor of an acquisition proposal or Lyondell’s board of directors fails to reconfirm its recommendation within ten business days of Millennium’s request, except that no fee will be payable if at the time of the action by Lyondell’s board of directors, a material adverse effect (as defined above under
“—Representations and Warranties”) regarding Millennium has occurred; or

•	Lyondell terminates the agreement in order to enter into a binding definitive written agreement for a superior proposal as described above.

Except for any termination fee that may be payable, there will be no liability on the part of Lyondell or Millennium if the agreement and plan of merger is terminated, and the agreement will generally become void, except that:

•	Millennium will be obligated to reimburse Lyondell for 50% of certain printing, mailing, filing and listing fees incurred by Lyondell,

•	termination will not relieve the breaching party of liability for any willful and material breach by that party of any of its representations, warranties, covenants or agreements in the agreement and plan of merger, and

•	the confidentiality agreement between the parties will survive termination.

BUSINESS OF LYONDELL

Lyondell is a global chemical company. Lyondell manufactures and markets a variety of intermediate and performance chemicals, primarily propylene oxide (PO) and its derivatives, including propylene glycol, propylene glycol ethers and butanediol, co-products styrene monomer (SM) and tertiary butyl alcohol (TBA) and its derivative, methyl tertiary butyl ether (MTBE), as well as toluene diisocyanate, which are collectively known as Lyondell’s intermediate chemicals and derivatives business.

Lyondell owns 70.5% of Equistar, which operates petrochemicals and polymers businesses. Millennium owns the remaining 29.5% of Equistar. Equistar’s petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar’s olefins include ethylene, propylene and butadiene and its oxygenated products include ethylene oxide and its derivatives, ethylene glycol, ethanol and MTBE. Equistar’s aromatics include benzene and toluene. Equistar’s polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar’s performance polymers include enhanced grades of polyethylene such as wire and cable insulating resins, and polymeric powders.

Lyondell also owns 58.75% of LCR, which produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants. LCR sells its principal refined products primarily to CITGO Petroleum Corporation, which owns the remaining 41.25% of LCR.

Lyondell is a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

For a more detailed description of the business of Lyondell, see the description set forth in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 173.

BUSINESS OF MILLENNIUM

Millennium is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals.

Millennium has three business segments: titanium dioxide and related products; acetyls; and specialty chemicals. Millennium also owns a 29.5% interest in Equistar, a partnership with Lyondell.

Millennium has leading market positions in the U.S. and the world:

•	Through its titanium dioxide and related products business segment, Millennium is the second-largest producer of TiO2 in the world, with manufacturing facilities in the U.S., the United Kingdom, France, Brazil and Australia. Millennium also is the largest merchant seller of titanium tetrachloride in North America and Europe and a major producer of zirconia, silica gel and cadmium-based pigments;

•	Through its acetyls business segment, Millennium is the second-largest producer of vinyl acetate monomer and acetic acid in North America, and through its 85% interest in La Porte Methanol Company, LP, a partner in a leading U.S. producer of methanol;

•	Through its specialty chemicals business segment, Millennium is a leading producer of terpene-based fragrance and flavor chemicals;

•	Millennium owns 29.5% of Equistar, which operates petrochemicals and polymers businesses. Lyondell owns the remaining 70.5% of Equistar. Equistar’s petrochemicals business manufactures and markets olefins, oxygenated products, aromatics and specialty products. Equistar’s olefins include ethylene, propylene and butadiene and its oxygenated products include ethylene oxide and its derivatives, ethylene glycol, ethanol and MTBE. Equistar’s aromatics include benzene and toluene. Equistar’s polymers business manufactures and markets polyolefins, including high density polyethylene, low density polyethylene, linear low density polyethylene, polypropylene and performance polymers. Equistar’s performance polymers include enhanced grades of polyethylene such as wire and cable insulating resins, and polymeric powders.

Millennium is a Delaware corporation with principal executive offices located at 20 Wight Avenue, Suite 100, Hunt Valley, Maryland 21030 (Telephone: (410) 229-4400).

For a more detailed description of the business of Millennium, see the description set forth in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 173.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements and explanatory notes present how the combined financial statements of Lyondell, Millennium and Equistar may have appeared had the businesses been combined as of the dates indicated, reflecting Lyondell’s proposed transaction with Millennium. The unaudited pro forma condensed combined financial statements reflect the above transaction as if it had been completed as of January 1, 2003 for purposes of the unaudited pro forma condensed combined statements of income, and March 31, 2004 for purposes of the unaudited pro forma condensed combined balance sheet. As a result of the transaction, Lyondell will control Equistar, a joint venture with Millennium currently accounted for by Lyondell and by Millennium using the equity method of accounting.

These statements do not necessarily reflect the results of operations or financial position of Lyondell that would have resulted had the transaction actually been consummated as of such dates, and are not necessarily indicative of the future results of operations or the future financial position of Lyondell. These statements do not reflect the effects of any transition or restructuring costs which may be incurred in connection with integrating Millennium’s operations, or of any savings that may be obtained through combining operations of the companies.

The unaudited pro forma condensed combined financial statements include estimates to adjust assets and liabilities of Millennium, and a portion of the assets and liabilities of Equistar, to their respective fair values based on information available at this time. These estimates, including estimates of pre-acquisition contingencies, may vary from the estimates at the time of closing as additional information becomes available.

The unaudited pro forma condensed combined financial statements have been derived from and should be read together with the consolidated financial statements and notes of Lyondell and Equistar as set forth in Lyondell’s and Equistar’s quarterly reports on Form 10-Q for the three months ended March 31, 2004 and Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, and the consolidated financial statements and notes of Millennium as set forth in Millennium’s Quarterly Report on Form 10-Q for the three months ended March 31, 2004 and Annual Report on Form 10-K/A for the year ended December 31, 2003.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2004

Millions of dollars, except share and per share data	Lyondell Historical	Millennium Historical	Equistar Historical	Adjustments		Pro Forma
Sales and other operating revenues	$1,105	$465	$1,962	(187)		$3,345
Operating costs and expenses	1,082	452	1,901	(187	)(a)	3,256
				2	(b)
				6	(c)
				3	(d)
				(2	)(e)
				(1	)(f)

Operating loss	23	13	61	(8)		89
Interest expense	(111)	(27)	(57)	1	(g)	(188)
				1	(h)
				2	(i)
				3	(j)
Interest income	2	2	2			6
Other income (expense), net	(1)	(2)	(1)			(4)

Income (loss) before income taxes and equity investments	(87)	(14)	5	(1)		(97)
Income from equity investments:
Equistar Chemicals, LP	6	2	—	(8	)(k)	—
LYONDELL-CITGO Refining LP and other	57	—	—			57

	63	2	—	(8)		57

Income (loss) before income taxes	(24)	(12)	5	(9)		(40)
Benefit from income taxes	9	2				11

Net income (loss)	$(15)	$(10)	$5	(9)		(29)

Basic and diluted loss per share	$(0.08)					$(0.12)

Basic and diluted weighted average shares outstanding (in thousands)	176,543					244,448 (m)

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

Millions of dollars, except share and per share data	Lyondell Historical	Millennium Historical	Equistar Historical	Adjustments		Pro Forma
Sales and other operating revenues	$3,801	$1,687	$6,545	(671	)(a)	$11,362
Operating costs and expenses	3,802	1,738	6,634	(671	)(a)	11,537
				7	(b)
				25	(c)
				12	(d)
				(6	)(e)
				(4	)(f)

Operating loss	(1)	(51)	(89)	(34)		(175)
Interest expense	(415)	(98)	(215)	5	(g)	(699)
				4	(h)
				8	(i)
				12	(j)
Interest income	23	6	8			37
Other income (expense), net	15	(5)	(43)			(33)

Loss before income taxes and equity investments	(378)	(148)	(339)	(5)		(870)
Income (loss) from equity investments:
Equistar Chemicals, LP	(228)	(100)	—	328	(k)	—
LYONDELL-CITGO Refining LP and other	125	—	—			125

	(103)	(100)	—	328		125

Loss before income taxes and cumulative effect of accounting change	(481)	(248)	(339)	323		(745)
Benefit from income taxes	179	65		2	(l)	246

Net loss before cumulative effect of accounting change	$(302)	$(183)	$(339)	325		(499)

Basic and diluted loss per share before cumulative effect of accounting change	$(1.84)					$(2.16)

Basic and diluted weighted average shares outstanding (in thousands)	164,288					231,478 (m)

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2004

Millions of dollars	Lyondell Historical	Millennium Historical	Equistar Historical	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$471	$196	$111			$778
Accounts receivable, net	467	323	608	(77	)(n)	1,321
Inventories	334	417	473	26	(o)	1,379
				129	(p)
Prepaid expenses and other current assets	84	77	33			194
Deferred tax assets	43					43

Total current assets	1,399	1,013	1,225	78		3,715
Property, plant and equipment, net	2,566	753	3,293	59	(b)	7,017
				346	(c)
Investment in Equistar Chemicals, LP	969	471	—	486	(q)	—
				(1,926	)(r)
Other investments and long-term receivables	1,160	—	61			1,221
Goodwill, net	1,080	104	—	(104	)(s)	2,051
				971	(t)
Other assets, net	390	54	387	61	(d)	857
				(16	)(g)
				(19	)(h)

Total assets	$7,564	$2,395	$4,966	(64)		$14,861

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$416	$260	$504	(77	)(n)	$1,103
Notes payable	$—	6	$—			6
Current maturities of long-term debt	—	5	1			6
Income taxes payable and other accrued liabilities	326	149	183	88	(u)	746

Total current liabilities	742	420	688	11		1,861
Long-term debt	4,151	1,409	2,313	77	(i)	8,036
				86	(j)
Other liabilities and deferred revenues	688	324	361	26	(e)	1,447
				48	(f)
Deferred income taxes	768	284	—	1	80 (l)	1,232
Minority interest	134	28	—			162
Stockholders’ equity (deficit) and partners’ capital:
Preferred stock	—	—	—			—
Common stock	142	1	—	68	(v)	210
				(1	)(v)
Series B common stock	37	—	—			37
Additional paid-in capital	1,580	1,289	—	974	(v)	2,554
				(1,289	)(v)
Retained deficit	(536)	(987)	—	987	(v)	(536)
Accumulated other comprehensive loss	(92)	(131)	(20)	131	(v)	(92)
				20	(r)
Treasury stock, at cost	(50)	(247)	—	247	(v)	(50)
Unearned restricted shares	—	(2)	—	2	(v)	—
Deferred compensation	—	7	—	(7	)(v)	—
Partners’ capital	—	—	1,624	486	(q)	—
				(164	)(w)
				(1,946	)(r)

Total stockholders’ equity and partners’ capital	1,081	(70)	1,604	(492)		2,123

Total liabilities and equity	$7,564	$2,395	$4,966	(64)		$14,861

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma financial information relating to Lyondell’s proposed transaction with Millennium is presented as of and for the three months ended March 31, 2004 and for the year ended December 31, 2003. Certain reclassifications have been reflected on Millennium’s financial statements to conform the presentation to the format used by Lyondell. Additional reclassifications may be necessary upon closing of the transaction.

Lyondell’s accounting for the purchase of Millennium will give effect to conforming Millennium’s accounting policies to Lyondell’s. Any adjustment to Millennium inventories as of January 1, 2003 to reflect the difference between fair value and carrying value would have no material effect on pro forma income for the three months ended March 31, 2004 or the twelve months ended December 31, 2003 under the last-in, first-out (LIFO) method of accounting for inventory costs used by Lyondell. Similarly, no adjustments have been reflected to conform Millennium’s accounting for stock-based compensation to SFAS No. 123, Accounting for Stock-Based Compensation, as applied by Lyondell, as such amounts would not be material.

The pro forma financial statements give effect to preliminary estimates of the fair value of Millennium’s and 59% of Equistar’s tangible and separately identifiable intangible assets. In Lyondell’s final accounting for the proposed transaction, these amounts may be determined to vary significantly from the preliminary estimates. Any differences in these estimates, which may be significant, will change the amount of goodwill relating to Millennium, or may result in recognition of goodwill related to Equistar. Also, in the final accounting for the transaction, the estimated value of Millennium’s in-process research and development, and 59% of the value of Equistar’s in-process research and development, will be determined. These amounts, which may be significant, will reduce amounts that otherwise may have represented goodwill, and will represent a charge to Lyondell’s consolidated net income and equity in the period the proposed transaction is consummated.

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 67.9 million shares of Lyondell common stock with an aggregate value of $1,034 million, payment of estimated transaction costs of $88 million including amounts related to Millennium incentive plan change in control provisions of approximately $60 million and other direct transaction costs, and the fair value of employee stock options of approximately $8 million, for a total pro forma purchase price of $1,130 million. The pro forma purchase price reflects the conversion of Millennium common stock into Lyondell common stock using an exchange ratio of 1.05 applied to approximately 64.7 million shares of Millennium common stock outstanding as of March 31, 2004, valued at the $15.23 share price of Lyondell common stock, which was computed using the average closing price of Lyondell common stock for the period commencing two trading days prior to and ending two trading days after March 29, 2004, the date the acquisition was announced.

The number of shares of Lyondell common stock issued will be based on the following:

Average of the Volume-Weighted Average Sale Prices of

Lyondell Common Stock for the 20 Consecutive Trading

Days Ending on the Third Trading Day Immediately Prior

to the Closing Date of the Proposed Transaction

Number of Shares of Common Stock
$20.50 or above	0.95 of a share of Lyondell common stock per share of Millennium common stock outstanding

Between $16.50 and $20.50	A number of shares of Lyondell common stock per share of Millennium common stock outstanding determined by the following formula: 1.4625 – (0.025 x Daily Trading Price)

$16.50 or less	1.05 shares of Lyondell common stock per share of Millennium common stock outstanding

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

Accordingly, the final purchase price used to record the proposed transaction may vary from the pro forma purchase price, depending on the price of Lyondell common stock over the period until consummation of the proposed transaction.

Note 2—Millennium Purchase Price and Purchase Accounting Adjustments

The following table provides information regarding the pro forma purchase price, the pro forma adjustments to Millennium’s recorded assets and liabilities, and the pro forma goodwill relating to Millennium:

	March 31, 2004
	(In millions, except share and per share amounts)
Millennium common stock outstanding at March 31, 2004	64,671,715
Pro forma exchange ratio	1.05

Pro forma Lyondell common stock to be issued	67,905,301
Average purchase price per share of Lyondell common stock	$15.23

Value of Lyondell common stock		$1,034
Fair value of employee stock options		8
Estimated transaction costs		88

Total pro forma purchase price		1,130
Net assets acquired:
Millennium stockholders’ deficit	(70)
Estimated adjustments to reflect assets acquired at fair value:
Inventories	26
Property, plant and equipment	59
Investment in Equistar	486
Millennium goodwill	(104)
Other long-term assets, net	45
Estimated adjustments to reflect liabilities at fair value:
Long-term debt	(77)
Other long-term liabilities	(26)
Deferred taxes	(180)

		159

Pro forma goodwill relating to Millennium		$971

The unaudited pro forma condensed combined financial statements present adjustments to reflect Millennium assets and liabilities at estimated fair value, based on preliminary estimates of the fair value of Millennium’s tangible and separately identifiable intangible assets. In Lyondell’s final accounting for the purchase of Millennium these values may be determined to vary significantly from the preliminary estimates. Valuations and other studies required to determine the fair value of the assets and liabilities to be acquired have not been completed and, accordingly, the adjustments reflected in the pro forma financial statements are preliminary and subject to further revisions.

Any additional adjustments to reflect Millennium assets and liabilities at fair value would affect the pro forma goodwill relating to Millennium, and may affect depreciation or amortization expense in the future. Accordingly, the final valuation could result in significantly different amounts from the amounts presented in the

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

pro forma information resulting in corresponding changes in depreciation and amortization amounts. For example, if it were determined that the fair value of Millennium property, plant and equipment exceeds its preliminary estimated fair value by $100 million, goodwill would decrease by a like amount, and depreciation expense would increase by approximately $13 million per year, based on an estimated average remaining useful asset life of 8 years.

The pro forma goodwill relating to Millennium may be reduced, as discussed above, in the final accounting for Lyondell’s purchase of Millennium. However, significant goodwill is expected to result from the transaction. The value of the transaction to Lyondell, as discussed in “Proposals to Approve the Proposed Transaction—Lyondell’s Reasons for the Proposed Transaction” beginning on page 58, includes several factors, some of which may relate to Equistar, that could be expected to give rise to goodwill. In the final accounting for Lyondell’s purchase of Millennium, some of the resulting goodwill may be assigned to Equistar.

Note 3—Equistar Purchase Price and Purchase Accounting Adjustments

The acquisition of Equistar through Lyondell’s contribution of assets for its original 41% ownership interest, acquisition of a 29.5% interest from Occidental on August 22, 2002, and acquisition of the remaining 29.5% interest through Lyondell’s proposed transaction with Millennium, will be accounted for as a step-acquisition. Therefore, 29.5% of each Equistar asset and liability will be recorded at fair value as of the date the transaction is completed, 29.5% of each Equistar asset and liability will be recorded at fair value as of August 22, 2002, and the remaining 41% interest will be reflected at the historical value of the Lyondell contributed assets. For purposes of the unaudited pro forma condensed combined financial statements, 59% of identified differences between the fair value and the carrying value of assets and liabilities as of March 31, 2004 have been included in the pro forma adjustments. Therefore, the amounts assigned to each asset and liability in the final accounting for the proposed transaction may differ from the pro forma amounts, but such differences are not expected to be material to the pro forma financial information.

The following table provides information regarding the pro forma Equistar purchase price, the pro forma adjustments to Equistar’s recorded assets and liabilities and the pro forma Equistar goodwill:

	March 31, 2004
	(In millions)
Historical value of Lyondell’s contributed assets	$319
Carrying value of 29.5% interest in Equistar purchased from Occidental	650
Estimated fair value of Millennium’s 29.5% interest in Equistar	957

Total pro forma purchase price		$1,926
Net assets acquired:
Equistar partners’ capital	1,604
Estimated adjustments to reflect assets acquired at fair value:
Inventories	129
Property, plant and equipment, net	346
Other long-term assets, net	(19)
Estimated adjustments to reflect liabilities at fair value:
Long-term debt	(86)
Other long-term liabilities	(48)

		1,926

Pro forma goodwill relating to Equistar		$—

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

For purposes of the unaudited pro forma condensed combined financial statements, the difference between the total pro forma purchase price of Equistar and the identified fair value of assets and liabilities acquired other than property, plant and equipment, is reflected as an addition to the value of Equistar property, plant and equipment. These estimates may change as additional information becomes available and will be reflected in Lyondell’s purchase accounting for Equistar. The final allocation of purchase price to Equistar may result in amounts being attributed to goodwill.

The historical value of Lyondell’s contributed assets of $319 million represents Lyondell’s initial contribution of assets to obtain a 41% interest in Equistar, adjusted for the proportionate amount of subsequent Equistar net loss, and for accretion of the amount by which Lyondell’s underlying interest in Equistar partners’ capital exceeds the carrying value of Lyondell’s investment in Equistar.

The carrying value of $650 million of Lyondell’s 29.5% interest in Equistar purchased from Occidental on August 22, 2002 represents the purchase price of $804 million as of August 22, 2002, adjusted for the proportionate amount of Equistar net losses for the period from the acquisition to March 31, 2004, and for amortization of the excess purchase price over the underlying interest in Equistar partners’ capital. Lyondell’s purchase price of $804 million for Occidental’s interest was based on equity consideration of approximately $452 million and the recognition of approximately $352 million in deferred tax liabilities related to the interest acquired.

The estimated fair value of Millennium’s 29.5% interest in Equistar of $957 million is calculated based on the equity consideration issued for the interest acquired from Occidental on August 22, 2002, adjusted for changes in the Lyondell common stock price through the date of announcement of the proposed transaction, pro forma deferred tax liabilities of $170 million, and a premium proportionate to the premium paid in Lyondell’s purchase of Millennium. For purposes of the unaudited pro forma financial statements, Lyondell determined that the August 22, 2002 transaction, representing an observable transaction in the marketplace, is the best available evidence to determine the fair value of Millennium’s investment in Equistar.

Note 4—Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a)	To eliminate sales among Equistar, Lyondell and Millennium and the related cost of sales. The change during the three month period ended March 31, 2004 and the year 2003 in related profit in inventory was not material.

(b)	To adjust Millennium property, plant and equipment to a preliminary estimate of fair value and to adjust the related depreciation over the estimated remaining useful life of 8 years.

(c)	To adjust 59% of Equistar property, plant and equipment to fair value and to adjust the related depreciation over an estimated remaining useful life of 14 years.

(d)	To record Millennium acquired intangible assets other than goodwill at a preliminary estimate of fair value and to adjust the related amortization over the estimated useful life of 5 years.

(e)	To adjust Millennium pension and other postretirement benefit obligations to fair value by eliminating the amounts for which recognition had been deferred, and to eliminate the related amortization.

(f)	To adjust 59% of Equistar pension and other post retirement benefit obligations to fair value by eliminating 59% of amounts for which recognition had been deferred, and to eliminate the related amortization.

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

(g)	To eliminate Millennium’s debt issuance costs and the related amortization.

(h)	To eliminate 59% of Equistar debt issuance costs and the related amortization.

(i)	To adjust Millennium long-term debt to fair value, and to adjust interest expense to amortize that amount over the weighted average remaining term of the related debt of 9 years.

(j)	To adjust 59% of Equistar long-term debt to fair value, and to adjust interest expense to amortize that amount over the weighted average remaining term of the related debt of 7 years.

(k)	To eliminate Lyondell and Millennium historical interests in Equistar net income (loss). The difference of $3 million and $11 million for the three months ended March 31, 2004 and the twelve months ended December 31, 2003, respectively, between the amount of Equistar income (loss) recorded by Lyondell and its percentage interest in Equistar income (loss) represents the accretion of the amount by which Lyondell’s underlying interest in Equistar partners’ capital exceeds the carrying value of Lyondell’s investment in Equistar.

(l)	To record the income tax effect, using the 35% U.S. federal statutory rate, related to the net pro forma adjustments.

(m)	Lyondell’s pro forma basic and diluted weighted average shares outstanding were calculated as follows (amounts in thousands):

	March 31, 2004	December 31, 2003
Basic and diluted weighted average shares outstanding – as reported	176,543	164,288
Pro forma shares issued in acquisition	67,905	67,190

Pro forma basic and diluted weighted average shares outstanding	244,448	231,478

(n)	To eliminate intercompany receivable and payable balances among Lyondell, Millennium and Equistar.

(o)	To adjust Millennium inventories to estimated fair value.

(p)	To adjust 59% of Equistar inventories to estimated fair value.

(q)	To adjust Millennium’s investment in Equistar to estimated fair value and to reflect that adjustment in Equistar partners’ capital.

(r)	To eliminate Lyondell and Millennium investments in Equistar and Equistar associated partners’ capital.

(s)	To eliminate historical Millennium goodwill.

(t)	To record pro forma goodwill relating to Millennium.

(u)	To reflect the accrual of estimated transaction costs associated with Lyondell’s acquisition of Millennium.

(v)	To record the issuance of Lyondell common stock, and to eliminate Millennium shareholders’ equity.

(w)	To eliminate the amount by which Lyondell and Millennium underlying interests in Equistar partners’ capital exceeds the carrying value of their respective investments in Equistar.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Lyondell common stock and Millennium common stock are listed on the New York Stock Exchange under the symbols “LYO” and “MCH” respectively. The following table sets forth the high and low sales prices of shares of Lyondell common stock and Millennium common stock as reported on the New York Stock Exchange, and the quarterly cash dividends paid per share in the periods indicated.

	Lyondell Common Stock			Millennium Common Stock
	High	Low	Dividend	High	Low	Dividend (a)
2002
First Quarter	$17.59	$12.07	$0.225	$15.25	$11.28	$0.135
Second Quarter	17.47	13.85	0.225	15.80	12.49	0.135
Third Quarter	15.25	11.15	0.225	14.15	9.76	0.135
Fourth Quarter	14.83	10.33	0.225	11.26	7.79	0.135
2003
First Quarter	14.46	10.96	0.225	12.09	8.70	0.135
Second Quarter	16.12	13.50	0.225	14.00	9.41	0.135
Third Quarter	16.10	12.53	0.225	11.70	7.34	—
Fourth Quarter	17.10	12.45	0.225	13.14	9.02	—
2004
First Quarter	19.14	14.58	0.225	16.50	11.68	—
Second Quarter (through , 2004)

(a)	Millennium suspended payment of dividends on its common stock in July 2003 due to certain restrictions imposed by the indenture under which Millennium issued 9.25% senior notes due June 15, 2008.

Lyondell shareholders and Millennium shareholders are advised to obtain current market quotations for Lyondell common stock and Millennium common stock. The market price of Lyondell common stock and Millennium common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the proposed transaction. No assurance can be given concerning the market price of Lyondell common stock or Millennium common stock before or after the effective date of the proposed transaction.

There is no established public trading market for Lyondell Series B common stock, and all of the shares of Lyondell Series B common stock outstanding on the date of this joint proxy statement/prospectus are held by Occidental Chemical Holding Corporation, a subsidiary of Occidental Petroleum Corporation.

Lyondell expects no change in its dividend policy as a result of the proposed transaction and expects to continue to pay quarterly dividends on Lyondell shares after the proposed transaction. Dividends on Lyondell shares will only be paid when and to the extent declared by Lyondell’s board of directors. The payment of dividends by Lyondell in the future depends upon Lyondell’s results of operations, financial condition, cash position and requirements, investment opportunities, future prospects, contractual restrictions and other factors deemed relevant by Lyondell’s board of directors.

Lyondell’s credit agreement and the indentures for its senior secured and senior subordinated notes contain restrictions that provide that Lyondell may not pay dividends on Lyondell shares at an annual rate exceeding $0.90 per share. In addition, Lyondell may not pay dividends if it is in default under its credit agreement. Furthermore, pursuant to a settlement agreement entered into with the Pension Benefit Guaranty Corporation in 1998, Lyondell may not pay extraordinary dividends (as defined by regulations under the Employee Retirement Income Security Act of 1974, as amended) without providing a letter of credit meeting certain specified requirements. In February 2002, Lyondell provided a letter of credit meeting these requirements.

DESCRIPTION OF LYONDELL CAPITAL STOCK

The following description of Lyondell’s capital stock is qualified in its entirety by reference to its amended and restated certificate of incorporation filed with the Delaware Secretary of State on August 21, 2002, its amended and restated by-laws dated March 7, 2002, its Rights Agreement dated December 8, 1995, as amended, the warrants issued to Occidental Chemical Holding Corporation (sometimes referred to as OCHC) on August 22, 2002 and the Stockholders Agreement dated August 22, 2002 among Lyondell, OCHC and Occidental Petroleum Corporation, as amended.

Lyondell’s authorized capital stock consists of 500 million shares divided into two classes as follows:

•	420 million Lyondell shares issued in two series with the first consisting of 340 million shares of Lyondell common stock and the second series consisting of 80 million shares of Lyondell Series B common stock; and

•	80 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of May 31, 2004, there were 177,905,222 Lyondell shares issued and outstanding, consisting of: (1) 140,557,881 shares of Lyondell common stock and (2) 37,347,341 shares of Lyondell Series B common stock. All of the shares of Lyondell Series B common stock are held by OCHC. The transfer agent, registrar and dividend disbursing agent for Lyondell shares is the American Stock Transfer & Trust Company.

The holders of Lyondell common stock and Lyondell Series B common stock are entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors. Except as otherwise provided for in Lyondell’s certificate of incorporation or by Delaware law, holders of shares of Lyondell common stock and holders of shares of Lyondell Series B common stock vote together as a single class. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election. Lyondell’s certificate of incorporation provides that any action required or permitted to be taken by the shareholders may be effected either at a duly called annual or special meeting of the shareholders or by consent in writing by such holders.

Lyondell’s certificate of incorporation provides that in the case of reorganizations, consolidations or mergers, holders of shares of Lyondell common stock and Lyondell Series B common stock must receive the same kind and amount of securities or property upon the reorganization, consolidation or merger, except as otherwise approved by the affirmative vote of a majority of the outstanding shares of each of the Lyondell common stock and Lyondell Series B common stock, voting as separate classes. This requirement does not apply to mergers solely for the purpose of forming a holding company if specified requirements are met or to reorganizations, consolidations or mergers where Lyondell is the continuing corporation and which do not result in any distribution to Lyondell’s shareholders or reclassification or change in the outstanding Lyondell common stock or Lyondell Series B common stock. Lyondell’s certificate of incorporation also provides that any proposal to alter in an adverse manner the powers, preferences or rights of shares of Lyondell Series B common stock requires the affirmative vote of 80% of the outstanding shares of Lyondell Series B common stock. Any proposal to alter in an adverse manner the powers, preferences or rights of shares of Lyondell common stock requires the affirmative vote of a majority of the outstanding shares of Lyondell common stock. Any increase in the authorized number of shares of any class or classes of Lyondell’s capital stock, or the creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock, are deemed not to adversely affect the powers, preferences or special rights of the shares of either the Lyondell common stock or the Lyondell Series B common stock.

Lyondell common stock and Lyondell Series B common stock do not carry any preemptive or other subscription rights to purchase shares of Lyondell’s stock and are not entitled to the benefits of any sinking fund.

Lyondell common stock is not convertible and neither the Lyondell common stock nor Lyondell Series B common stock are redeemable or assessable. Under the certificate of incorporation, Lyondell Series B common stock may be converted into shares of Lyondell common stock at any time at Lyondell’s option or the option of the holder, unless otherwise provided for by the board of directors in resolutions authorizing the issuance of such shares of Lyondell Series B common stock. In the case of Lyondell Series B common stock held by OCHC, the holder of Lyondell Series B common stock may elect to convert the shares of Lyondell Series B common stock into shares of Lyondell common stock at any time (1) after August 21, 2004, if Lyondell would be permitted under its debt agreements at that time, as it is today, to pay cash dividends on the converted shares without a reduction in the dividend then being paid on its then outstanding shares of Lyondell common stock, (2) after August 21, 2005, whether or not there would be such a restriction, (3) following an acquisition of a majority of Lyondell’s outstanding voting securities in a transaction not approved by Lyondell’s board of directors or (4) with the consent of Lyondell.

If Lyondell is liquidated, dissolved or wound up, holders of Lyondell common stock and Lyondell Series B common stock would be entitled to share ratably in all of Lyondell’s assets and properties available for distribution to the holders of Lyondell common stock and Lyondell Series B common stock after payment has been made or set aside in the full amount necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled.

Holders of Lyondell common stock and Lyondell Series B common stock are entitled to receive such dividends as may from time to time be declared by Lyondell’s board of directors. Lyondell’s board of directors may not declare a dividend on shares of Lyondell common stock without also declaring a dividend in the same amount and form on shares of Lyondell Series B common stock. However, if Lyondell’s board of directors declares a cash dividend on shares of Lyondell common stock, it may in its sole discretion declare and pay a dividend on shares of Lyondell Series B common stock by issuance of additional shares of Lyondell Series B common stock to the holders thereof in lieu of cash. In that event, the number of shares of Lyondell Series B common stock to be issued as a dividend will be determined pursuant to a formula set forth in Lyondell’s certificate of incorporation.

Shares of Lyondell common stock and Lyondell Series B common stock are not liable to further calls or assessments by Lyondell for any of its liabilities that may be imposed on its shareholders under the laws of the State of Delaware, its state of incorporation.

Preferred Stock

As of May 31, 2004, there were no shares of Lyondell preferred stock issued and outstanding. Lyondell’s board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Lyondell common stock and Lyondell Series B common stock. It also could affect the likelihood that holders of Lyondell common stock and Lyondell Series B common stock will receive dividend payments and payments upon liquidation.

Warrants

Lyondell issued five million warrants to OCHC in August 2002. Each of the warrants is exercisable for the purchase of one share of Lyondell common stock, at an exercise price of $25 per share, on or before the expiration date of the warrants on August 22, 2007. Upon exercise, however, Lyondell has the right, in its sole discretion, to instead make a “net payment” by electing to pay the excess, if any, between the stock price per share of Lyondell common stock on the date of exercise and the $25 exercise price. The net payment may be in the form of (1) cash, (2) shares of Lyondell common stock, (3) subject to specified limitations, shares of Lyondell Series B common stock or (4) a combination of (1), (2) and (3), at Lyondell’s option. If Lyondell elects to make all or a portion of a net payment in the form of shares of Lyondell common stock or Lyondell Series B common stock, each share will be valued by the average of the high and low per-share sale prices of Lyondell common stock, as reported on the New York Stock Exchange, on the date a warrant is exercised.

The number of warrants and the exercise price will be adjusted for any stock splits, dividends and combinations that occur during the five-year exercise period. Transfer of the warrants is restricted by agreement among Lyondell and OCHC and its parent, Occidental.

Provisions of Lyondell’s By-Laws

Certain provisions of Lyondell’s by-laws establish time periods during which appropriate shareholder proposals must be delivered to Lyondell for consideration at special and annual meetings called by Lyondell. Lyondell’s by-laws provide, among other things, that shareholders making nominations for its board of directors at, or bringing other business before, an annual or a special meeting of shareholders must provide timely written notice to Lyondell thereof, timely notice being required to be no later than 90 days in advance of the meeting. However, if the date of the meeting was not publicly announced by a mailing to shareholders, in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a filing with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act more than 90 days prior to the meeting, such notice, to be timely, must be delivered to Lyondell’s board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced.

Anti-Takeover Provisions of Lyondell’s Certificate of Incorporation

Lyondell’s certificate of incorporation contains provisions that could delay or make more difficult the acquisition of control of Lyondell through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt, including those attempts that might result in a premium over the market price of Lyondell common stock.

Lyondell has 420 million authorized Lyondell shares and 80 million authorized shares of preferred stock, and Lyondell is requesting that its shareholders approve the amendment and restatement of its certificate of incorporation increasing the authorized Lyondell shares to 500 million. One of the consequences of Lyondell’s authorized but unissued Lyondell shares and undesignated preferred stock may be to enable its board of directors to make more difficult or to discourage an attempt to obtain control of Lyondell. If, in the exercise of its fiduciary obligations, Lyondell’s board of directors determined that a takeover proposal was not in its best interest, the board could authorize the issuance of those shares without shareholder approval, subject to applicable stock exchange rules. The shares could be issued in one or more transactions that might prevent or make the completion of the change in control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, while Lyondell’s certificate of incorporation grants its board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, Lyondell’s board of directors has adopted a policy providing that no future issuance of preferred stock will be effected without the approval of the holders of Lyondell shares unless its board of directors (whose decision shall be conclusive) determines in good faith:

•	that the issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction; and

•	that any anti-takeover effects of the issuance are not Lyondell’s primary purpose for effecting such issuance.

Lyondell’s board of directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of its stock. However, no such amendment or revocation will be effective, without the approval of the holders of Lyondell common stock and Lyondell Series B common stock, to permit a subsequent issuance of preferred stock for the primary purpose of obstructing a takeover of Lyondell by any person who has, prior to such written notice to shareholders, notified the board of directors of its desire to pursue a takeover of Lyondell.

Delaware Anti-Takeover Law

Lyondell is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the shareholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Limitation on Directors’ and Officers’ Liability

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Lyondell’s certificate of incorporation provides that no director shall be personally liable to it or any of its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Any repeal or modification of such provision shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. The inclusion of this provision in Lyondell’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Lyondell and the holders of Lyondell common stock and Lyondell Series B common stock.

Rights Plan

Lyondell’s board of directors declared a dividend of one right (“right”) for each outstanding share of Lyondell common stock to shareholders of record at the close of business on December 20, 1995 and all shares of Lyondell common stock and Lyondell Series B common stock issued thereafter are issued with such right. Each right entitles the registered holder to purchase from Lyondell one share of Lyondell common stock at a purchase price of $80 per share of common stock, subject to adjustment (the “purchase price”). The description and terms of the rights are set forth in the rights agreement. Initially, the rights will be attached to all certificates representing outstanding common equity (as defined below) and no separate certificates for the rights (“rights certificates”) will be distributed. “Common equity” means shares of Lyondell common stock and Lyondell Series B common stock and any other series of Lyondell’s common stock issued and outstanding after December 20, 1995 and prior to the earlier of the distribution date (as defined below) or the expiration date (as defined in the rights agreement). The rights will separate from the common equity and a “distribution date” will occur, with certain exceptions, upon the earlier of (1) ten days following a public announcement of the existence of an “acquiring person” (the date of the announcement being the “stock acquisition date”), or (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an acquiring person. An “acquiring person” is any person or group of affiliated or associated persons that has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common equity, except that Lyondell’s board of directors has adopted resolutions pursuant to the terms of the rights agreement that provides that OCHC and its affiliates (as defined in the rights agreement) and associates (as defined in the rights agreement) will not be or become an “acquiring person” unless and until such time as OCHC together with its affiliates and associates acquires or becomes the beneficial owner of more than 40% of the outstanding common equity so long as OCHC’s beneficial ownership is the result of (1) transactions contemplated by the Securities Purchase Agreement dated July 8, 2002 between Lyondell and OCHC, (2) a reduction in the number of shares of common equity outstanding due to the repurchase of Lyondell’s common equity or (3) Occidental’s purchase of shares in Lyondell’s October 2003 common stock offering. In certain circumstances prior to the time a person has become an acquiring person, the distribution date may be deferred by the board of directors. Certain inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common equity. Until the distribution date, (a) the rights will be evidenced by the common equity certificates (together with the Summary of Rights to Purchase Common Stock referenced in the rights agreement or bearing the notation referred to below) and will be transferred with and only with such common equity certificates, (b) common equity certificates issued after December 20, 1995 will contain a notation incorporating the rights agreement by reference and (c) the surrender for transfer of any certificate for common equity (with or without a copy of the Summary of Rights to Purchase Common Stock) will also constitute the transfer of the rights associated with the common equity represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on December 8, 2005, unless earlier redeemed or exchanged by Lyondell as described below.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common equity as of the close of business on the distribution date and, from and after the distribution date, the separate rights certificates alone will represent the rights. All common equity issued prior to the distribution date will be issued with rights. Common equity issued after the distribution date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with rights. Except as otherwise determined by the board of directors, no other shares of common equity issued after the distribution date will be issued with rights.

In the event (a “flip-in event”) that a person becomes an acquiring person (except pursuant to a tender or exchange offer for all outstanding shares of common equity at a price and on terms that a majority of Lyondell’s independent directors determines to be fair to and otherwise in the best interests of it and its shareholders (a “permitted offer”)), each holder of a right will thereafter have the right to receive, upon exercise of such right, a number of shares of common equity (or, in certain circumstances, cash, property or other securities of Lyondell) having a current market price (as defined in the rights agreement) equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of any flip-in event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by or transferred to such acquiring person (or by certain related parties) will be null and void in the circumstances set forth in the rights agreement.

For example, at an exercise price of $80 per right, each right not owned by such an acquiring person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of common stock (or other consideration, as noted above), based upon its then current market price, for $80. Assuming that the common stock had a current market price of $25 per share at such time, the holder of each valid right would be entitled to purchase 6.4 shares of common stock for $80.

In the event (a “flip-over event”) that, at any time from and after the time an acquiring person becomes such, (1) Lyondell is acquired in a merger or other business combination transaction (other than certain mergers that follow a permitted offer), or (2) 50% or more of Lyondell’s assets or earning power is sold or transferred, each holder of a right (except rights owned by such acquiring person or certain related parties) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

The purchase price payable, and the number of shares of common equity or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock, (2) if holders of the common equity are granted certain rights or warrants to subscribe for common equity or securities convertible into common equity at less than the current market price of the Lyondell common stock, or (3) upon the distribution to holders of the common equity of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of common stock are required to be issued upon exercise of the rights, but in lieu thereof a cash payment may be made based on the market price of the Lyondell common stock on the last trading date prior to the date of exercise.

At any time until the time a person becomes an acquiring person, Lyondell may redeem the rights in whole, but not in part, at a price of $.005 per right, payable, at Lyondell’s option, in cash, shares of common stock or such other consideration as its board of directors may determine. Immediately upon the effectiveness of the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.005 redemption price.

At any time after the occurrence of a flip-in event and prior to the occurrence of a flip-over event or a person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding, Lyondell may exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of Lyondell common stock, and/or other equity securities deemed to have the same value as one share of Lyondell common stock, per right, subject to adjustment.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights should not be taxable to shareholders or Lyondell, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Lyondell common stock (or other consideration) or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the rights agreement may be amended by Lyondell’s board of directors as long as the rights are redeemable. Thereafter, the provisions of the rights agreement (other than the redemption price) may be amended by the board of directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to lengthen the time period governing redemption or amendment shall be made at such time as the rights are not redeemable.

American Stock Transfer & Trust Company serves as the rights agent under the rights agreement.

The shares of Lyondell common stock issued to Millennium shareholders in the proposed transaction will be issued with the rights of Lyondell common stock described in this section of the joint proxy statement/prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

The following is a summary explanation of some of the material differences between the rights of the holders of (1) Lyondell shares, consisting of shares of Lyondell common stock and Lyondell Series B common stock, and (2) Millennium common stock. These differences arise in part from the differences between the charter documents of the two companies. Copies of Lyondell’s certificate of incorporation, Lyondell’s by-laws, Millennium’s certificate of incorporation and Millennium’s by-laws are incorporated by reference and will be sent to holders of shares of Lyondell common stock and Millennium common stock upon request. See “Where You Can Find More Information” beginning on page 173. The summary contained in the following chart is not intended to be complete and is qualified in its entirety by reference to Delaware law, Lyondell’s certificate of incorporation, Lyondell’s by-laws, Millennium’s certificate of incorporation and Millennium’s by-laws.

	Lyondell Shareholder Rights	Millennium Shareholder Rights

Corporate Governance:	The rights of Lyondell’s shareholders are currently governed by Delaware law, Lyondell’s certificate of incorporation and Lyondell’s by-laws.	The rights of Millennium’s shareholders are currently governed by Delaware law, Millennium’s certificate of incorporation and Millennium’s by-laws.

Authorized Capital Stock:

420 million shares of common stock in two series: (1) 340 million shares of Lyondell common stock, par value $1.00 per share, and (2) 80 million shares of Lyondell Series B common stock, par value $1.00 per share; and 80 million shares of preferred stock, par value $0.01 per share.

If Lyondell Proposal (2) is approved, the authorized amount of Lyondell common stock will increase from 340 million shares to 420 million shares and thus the total authorized number of Lyondell shares (excluding preferred stock) will increase from 420 million shares to 500 million shares.

250 million shares, consisting of 225 million shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share.

Voting Rights:	The holders of Lyondell common stock and Lyondell Series B common stock are entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors. Holders of Lyondell common stock and Lyondell Series B common stock generally vote as a single class.	The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders generally, including the election of directors.

Number of Directors:	Lyondell’s by-laws provide that the number of directors will be as determined by Lyondell’s board. Lyondell’s board currently consists of 11 directors.	Millennium’s by-laws provide that the number of directors will be as determined by Millennium’s board. Millennium’s board currently consists of 8 directors.

If the proposed transaction is completed, the size of Lyondell’s board will be increased from 11 to 13.

	Lyondell Shareholder Rights	Millennium Shareholder Rights

Classification of Board of Directors:	Lyondell does not have a classified board. Lyondell’s by-laws require that all directors be elected at each annual meeting of the shareholders.	Millennium has a classified board consisting of three classes of directors with each class to be as nearly equal in number as reasonably possible. One class of directors is elected each year, and the term of each class of directors expires at the third succeeding annual meeting of shareholders after their election by the shareholders.

Removal of Directors:	Lyondell’s certificate of incorporation provides that any director, or the entire board of directors, may be removed, with or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors.	Millennium’s certificate of incorporation provides that a director, or the entire board of directors, may be removed at any time, but only for cause, and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all of the shares of Millennium capital stock then entitled to vote generally in the election of directors.

Quorum:	Lyondell’s by-laws provide that a quorum for the purpose of considering a matter at a meeting of shareholders is constituted by the presence in person or by proxy of shareholders entitled to cast on that particular matter at least a majority of the votes which all shareholders are entitled to cast.	Millennium’s certificate of incorporation and by-laws provide that the presence in person or by proxy of holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for that meeting.

Shareholder Action by Written Consent:	Under Delaware law and Lyondell’s certificate of incorporation, any action which may be taken by shareholders at an annual meeting or special meeting may be taken without a meeting, if a consent in writing is signed by the holders of outstanding shares having the minimum number of votes necessary to authorize the action at a meeting of shareholders.	Millennium’s certificate of incorporation provides that shareholder action may not be effected by written consent in lieu of a meeting of the shareholders.

Amendment of Certificate of Incorporation and By-laws:	Under Delaware law and Lyondell’s certificate of incorporation, the amendment of Lyondell’s certificate of incorporation requires approval by the board of directors and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon at a shareholder meeting and a majority of the outstanding shares of each class entitled to vote thereon as a single class, except that any proposal to amend the certificate of incorporation in any manner that would adversely affect the powers, preferences or special rights of the shares of either the Lyondell common stock or the Lyondell Series B common stock requires the approval of holders of shares having a majority of the votes entitled to be cast by the	Under Delaware law and Millennium’s certificate of incorporation, the amendment of Millennium’s certificate of incorporation requires the affirmative vote of both (a) a majority of the members of the board of directors then in office and (b) the holders of a majority of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; except that any proposal to amend the provisions of the certificate of incorporation with respect to (1) the classification of the board of directors, (2) the removal of directors, (3) the procedure for shareholder action and the meeting of shareholders, (4) the amendment of by-laws or (5) the amendment of the certificate of

	Lyondell Shareholder Rights	Millennium Shareholder Rights

holders of the shares of the series so affected by the proposed amendment (or if the series is Series B common stock, shares having 80% of the votes), voting as a separate class. In addition, the affirmative vote of the holders of not less than 66 2/3% of all votes entitled to be cast by the holders of shares of Lyondell is required to amend the provision in the certificate of incorporation related to directors’ liability.

Under Delaware law, Lyondell’s by-laws may be amended by a vote of the holders of outstanding shares. Lyondell’s by-laws provide that the by-laws may be amended by the vote of a majority of the board of directors then in office.

incorporation, requires the affirmative vote of the holders of 66 2/3% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors.

Millennium’s by-laws provide that the by-laws may be amended by the board of directors or by the affirmative vote of the holders of at least 66 2/3% of the voting power of the holders of all of the shares of capital stock then entitled to vote in the election of directors.

Limitation on Directors’ and Officers’ Liability:

Delaware law provides that a corporation may include in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for:

•     any breach of the director’s duty of loyalty to the corporation or its shareholders;

•     acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•     payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•     any transaction from which the director derived an improper personal benefit.

Lyondell’s certificate of incorporation provides that, to the fullest extent permitted by Delaware law, a Lyondell director shall not be liable to Lyondell or its shareholders for monetary damages for breach of fiduciary duty as a director.

Delaware law provides that a corporation may include in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for:

•     any breach of the director’s duty of loyalty to the corporation or its shareholders;

•     acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•     payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•     any transaction from which the director derived an improper personal benefit.

Millennium’s certificate of incorporation provides that, to the fullest extent permitted by Delaware law, a Millennium director shall not be liable to Millennium or its shareholders for monetary damages for breach of fiduciary duty as a director.

Call of Special Meetings of Shareholders:	Lyondell’s certificate of incorporation provides that, except as otherwise required by law, special meetings of shareholders may be called only by the chairman of the board, a majority of the entire board of directors or by the written consent of shareholders owning a majority of the outstanding voting shares.	Millennium’s by-laws provide that, except as otherwise required by law, special meetings of shareholders may be called only by the chairman of the board, president or secretary only at the request in writing of a majority of the board of directors then in office.

Shareholder Rights Plan:	Lyondell is party to a Rights Agreement dated December 8, 1995, as amended, pursuant to which Lyondell has issued rights, exercisable only upon the occurrence of specified events, to purchase Lyondell common stock. See “Description of Lyondell Capital Stock–Rights Plan” beginning on page 137.	None.

MATERIAL CONTRACTS BETWEEN LYONDELL AND MILLENNIUM

In 1997, Lyondell and Millennium formed a joint venture known as Equistar. Equistar began operations in December 1997 when Lyondell contributed substantially all of the assets of its petrochemicals and polymers business segments to Equistar and Millennium contributed substantially all of the assets of Millennium Petrochemicals Inc.’s ethylene, polyethylene and related products, performance polymers and ethanol businesses to Equistar. In May 1998, Lyondell, Millennium, Equistar and Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”) consummated a series of transactions to expand Equistar through the addition of Occidental’s petrochemical assets (the “Occidental Contributed Business”). From May 1998 to August 2002, Equistar’s owners were subsidiaries of Lyondell, Millennium and Occidental, with Lyondell owning a 41% interest in Equistar, and each of Millennium and Occidental owning a 29.5% interest in Equistar.

On August 22, 2002, Lyondell purchased Occidental’s 29.5% ownership interest in Equistar by purchasing all of the outstanding stock of the Occidental subsidiaries that were owners of interests in Equistar. To finance that purchase, Lyondell sold the following to a subsidiary of Occidental: (1) 34 million shares of newly issued Lyondell Series B common stock, (2) warrants to acquire five million shares of Lyondell common stock at a price of $25 per share and (3) a right to receive contingent payments equivalent in value to 7.38% of Equistar’s cash distributions related to 2002 and 2003, up to a total of $35 million, payable in cash, Lyondell Series B common stock or Lyondell common stock, as determined by Lyondell. As a result of the August 2002 transactions, Occidental no longer owns an interest in Equistar and Lyondell’s ownership interest in Equistar increased from 41% to 70.5%. Millennium owns the remaining 29.5% interest in Equistar.

Based on the most recent Statement on Schedule 13G or 13D, Form 5 or amendments thereto filed with the SEC or based on information otherwise known by Lyondell, as of May 31, 2004, Occidental beneficially owned 2,700,000 shares of Lyondell common stock, 37,347,341 shares of Lyondell Series B common stock and warrants to purchase five million shares of Lyondell common stock, representing in the aggregate approximately 25% of all issued and outstanding Lyondell shares. In addition, two Occidental executives, Dr. Ray R. Irani, Chairman and Chief Executive Officer, and Stephen I. Chazen, Chief Financial Officer and Executive Vice President, serve as members of Lyondell’s board of directors. See “Board of Directors and Executive Officers of Lyondell after the Proposed Transaction—Lyondell’s Current Board of Directors” beginning on page 149 for biographical information regarding Dr. Irani and Mr. Chazen and a discussion of the agreement regarding their election to Lyondell’s board of directors.

The following summary describes transactions between Equistar and its current owners and their respective affiliates during 2003, 2002 and 2001. In addition, as a result of Occidental’s ownership interest in Equistar prior to August 22, 2002, its current beneficial ownership interest in Lyondell and its representation on Lyondell’s board of directors, the following summary also describes transactions between Equistar and Occidental and its affiliates during 2003, 2002 and 2001. Lyondell and Millennium believe that their respective related party transactions described below are on an arms-length basis and contain terms that are not materially less favorable to it than those that could have been obtained at the time of the proposed transaction in arms-length dealings with a person who is not an affiliate.

Asset Contributions to Equistar by Lyondell and Affiliates of Millennium and Occidental

On December 1, 1997, both Lyondell and Millennium Petrochemicals entered into separate asset contribution agreements providing for the contribution to Equistar of the Lyondell and Millennium contributed businesses. Wholly owned subsidiaries of Occidental (the “Occidental Subsidiaries”) entered into an asset contribution agreement with Equistar on May 15, 1998, with respect to the transfer of the Occidental Contributed Business to Equistar, a portion of which transfer was accomplished through a merger of an Occidental Subsidiary with and into Equistar. Among other things, the asset contribution agreements required representations and warranties by the contributor regarding the transferred assets and indemnification of Equistar by the contributor. These agreements also provide for the assumption by Equistar of, among other things:

•	third-party claims that are related to contingent liabilities arising prior to the contribution transactions that are filed before December 1, 2004 as to Lyondell and Millennium Petrochemicals, or before May 15, 2005 as to the Occidental Subsidiaries, to the extent the aggregate amount does not exceed, in the case of each of Lyondell, Millennium and the Occidental Subsidiaries, $7 million;

•	third-party claims related to contingent liabilities arising prior to the contribution transactions that are filed for the first time after December 1, 2004 as to Lyondell and Millennium Petrochemicals, or after May 15, 2005 as to the Occidental Subsidiaries;

•	obligations for $745 million of Lyondell indebtedness, of which $301 million remains outstanding as of March 31, 2004;

•	a $750 million intercompany obligation of Millennium Petrochemicals to an indirect subsidiary of Millennium, which has been repaid;

•	the lease intended for security relating to the Corpus Christi facility contributed to Equistar by Occidental, which has been repaid;

•	liabilities for products sold after December 1, 1997 as to Lyondell and Millennium Petrochemicals, or after May 15, 1998 as to the Occidental Subsidiaries, regardless of when manufactured;

•	certain post-retirement benefits related to the applicable contributed business or to certain Lyondell employees who became employees of Equistar;

•	in the case of the Millennium Petrochemicals asset contribution agreement, future maintenance and maintenance turnaround costs related to the Millennium contributed business; and

•	in the case of each of the Millennium Petrochemicals and the Occidental Subsidiaries asset contribution agreements, obligations under railcar leases under which Equistar is the lessee.

As of September 30, 2001, Equistar, Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries amended these asset contribution agreements to clarify the treatment of, and procedures pertaining to the management of, certain claims arising under the asset contribution agreements. The parties believe that these amendments do not materially change the asset contribution agreements.

Lyondell, Millennium Petrochemicals and Occidental Chemical Corporation, a subsidiary of Occidental (“Occidental Chemical”), also entered into Master Intellectual Property Agreements and other related agreements with respect to intellectual property with Equistar. These agreements provide for all of the following:

•	the transfer of intellectual property of Lyondell, Millennium Petrochemicals and Occidental Chemical related to the businesses each contributed to Equistar;

•	the grant of irrevocable, non-exclusive, royalty-free licenses to Equistar (without the right to sublicense) with respect to intellectual property retained by Lyondell, Millennium Petrochemicals or Occidental Chemical that is related to Equistar’s business; and

•	the grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) from Equistar to Lyondell, Millennium Petrochemicals and Occidental Chemical with respect to intellectual property each contributed to Equistar.

Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries each entered into various other conveyance documents with Equistar to effect their asset contributions as provided for in their respective contribution agreements.

Transactions between Equistar and Lyondell Methanol Company, L.P.

Equistar provides operating and other services for Lyondell Methanol Company, L.P., which is wholly owned by Lyondell (“LMC”), under the terms of agreements that were assumed by Equistar from Lyondell,

including the lease to LMC by Equistar of the real property on which LMC’s methanol plant is located. Under the terms of those agreements, LMC paid Equistar a management fee of approximately $7 million in 2003 and 2002, respectively, and approximately $6 million in 2001, and reimbursed certain expenses of Equistar at cost. The natural gas for LMC’s plant is purchased by Equistar as agent for LMC under Equistar master agreements with various third party suppliers, which master agreements are administered by Lyondell personnel. These sales of natural gas to LMC were approximately $98 million, $76 million and $86 million in 2003, 2002 and 2001, respectively. Lyondell expects that substantially all of these transactions will terminate once LMC shuts down its methanol plant, which is anticipated to occur in 2004. Prior to May 2002, LMC was a joint venture owned 75% by Lyondell.

Transactions between Equistar and LCR

In connection with the formation of Equistar, substantially all of Lyondell’s rights and obligations under the terms of its product sales and raw material purchase agreements with LCR were assigned to Equistar. Accordingly, refinery products, including propane, butane, naphthas, heating oils and gas oils, are sold by LCR to Equistar as raw materials, and some olefins by-products are sold by Equistar to LCR for processing into gasoline. LCR billed Equistar approximately $227 million, $218 million and $203 million in 2003, 2002 and 2001, respectively, in connection with these product sales. Equistar billed LCR approximately $447 million, $324 million and $359 million in 2003, 2002 and 2001, respectively, in connection with these raw material purchases.

Equistar and LCR are also parties to:

•	tolling arrangements under which some of LCR’s co-products are transferred to Equistar and processed by Equistar, with the resulting product being returned to LCR,

•	terminaling and storage obligations,

•	an arrangement under which LCR performs some marine chartering services, and

•	an arrangement under which Equistar performs some marketing services for LCR.

Equistar billed LCR approximately $23 million, $20 million and $21 million under these agreements in 2003, 2002 and 2001, respectively. LCR billed Equistar approximately $300,000, $600,000 and $2 million under these agreements in 2003, 2002 and 2001, respectively. All of the agreements between LCR and Equistar are on terms generally representative of prevailing market prices.

Services and Shared-Site Agreements between Equistar, Lyondell and Affiliates of Millennium and Occidental

Lyondell and Equistar have an agreement to share office space and utilize shared services over a broad range, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering and research and development, facility services, legal, accounting, treasury, internal audit, and tax (the “Shared Services Agreement”). Employee-related and indirect costs are allocated between the two companies in the manner prescribed in the Shared Services Agreement while direct third party costs, incurred exclusively for either Lyondell or Equistar, are charged directly to that entity. In addition, in November 2002, Lyondell and Equistar entered into an agreement for Lyondell to provide sales services for Equistar outside of North America for ethylene oxide derivatives (the “International Sales Services Agreement”). Lyondell charged Equistar approximately $152 million, $132 million and $147 million during 2003, 2002 and 2001, respectively, for services provided under the Shared Services Agreement and the International Sales Services Agreement, collectively. Equistar charged Lyondell approximately $11 million and $10 million during 2003 and 2002, respectively, for the shared services, research and development services and barge and dock usage and related services that it provided to Lyondell under the Shared Services Agreement.

Equistar and Millennium Petrochemicals are parties to a variety of operating, manufacturing and technical service agreements. Agreements currently in effect include the provision by Equistar to Millennium

Petrochemicals of utilities and fuel streams. These agreements also include the provision by Millennium Petrochemicals to Equistar of operational services, including utilities as well as barge dock access and related services. As a consequence of services provided by Equistar to Millennium Petrochemicals, Equistar billed Millennium Petrochemicals approximately $8 million, $9 million and $17 million in 2003, 2002 and 2001, respectively. As a consequence of services provided by Millennium Petrochemicals to Equistar, Millennium Petrochemicals billed Equistar approximately $15 million, $16 million and $19 million in 2003, 2002 and 2001. In the case of services and utilities, prices usually are based on cost recovery or an allocation of costs according to anticipated relative usage. In the case of product sales, prices generally are market-related.

Equistar also purchases vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals pursuant to agreements with Millennium Petrochemicals. Under the vinyl acetate monomer agreement, Equistar is required to purchase 100% of its vinyl acetate monomer raw materials requirements for its LaPorte, Texas; Clinton, Iowa; and Morris, Illinois plants for the production of ethylene vinyl acetate products at those locations. The initial term of the vinyl acetate monomer agreement expired December 31, 2000. The agreement automatically renewed annually, subject to termination by either party on one year’s notice. Equistar has provided notice to Millennium Petrochemicals to terminate the vinyl acetate monomer agreement, effective December 31, 2004. Equistar also has provided notice to Millennium Petrochemicals to terminate the glacial acetic acid agreement, effective December 31, 2004. Equistar purchased an aggregate of approximately $10 million, $10 million and $15 million of vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals under these agreements during 2003, 2002 and 2001, respectively.

Equistar subleases certain railcars from Occidental Chemical, for which Occidental Chemical charged Equistar approximately $7 million in each of 2003, 2002 and 2001. In addition, Equistar leased its Lake Charles facility and the land related thereto from Occidental Chemical for $100,000 per year under a lease that expired in May 2003. At that time, Equistar entered into a new, one-year lease with Occidental Chemical that has renewal provisions for two additional one-year periods at either party’s option. Under the new lease, Equistar pays Occidental Chemical rent in an amount equal to $100,000 per year if Equistar is operating the facility or $60,000 per year if Equistar is not operating the facility. Equistar exercised its first one-year renewal option in April 2004. The Lake Charles facility has been idled since the first quarter of 2001, pending sustained improvement in market conditions.

Equistar and Occidental Chemical entered into a toll processing agreement dated effective as of May 15, 1998, whereby Equistar retained the services of Occidental Chemical’s facilities in Ashtabula, Ohio, for the processing of Glycol Ether™ into Glycol Ether™ Borate Ester material for brake or clutch fluid. During 2001, Equistar paid Occidental Chemical $193,000 under the agreement. Equistar terminated the agreement effective as of December 31, 2001.

Product Transactions between Equistar and Occidental Chemical

Equistar and Occidental Chemical entered into an ethylene sales agreement dated effective May 15, 1998. Under the terms of this agreement, Occidental Chemical agreed to purchase an amount of ethylene from Equistar equal to 100% of the ethylene raw material requirements of Occidental Chemical’s U.S. plants, other than its LaPorte, Texas plant. The ethylene raw material is exclusively for internal use in production at these plants less a specified quantity per year tolled according to the provisions of the agreement. Either party has the option to “phase down” volumes over a period time. However, a “phase down” cannot begin until January 1, 2009 and the annual minimum requirements set forth in the agreement cannot decline to zero prior to December 31, 2013, unless specified force majeure events occur. The ethylene sales agreement provides for sales of ethylene at market-related prices. In addition to sales of ethylene under the agreement described above, from time to time Equistar has made sales of methanol, ethers and glycols to Occidental Chemical. Occidental Chemical paid Equistar an aggregate of approximately $448 million, $358 million and $441 million for product purchases during 2003, 2002 and 2001, respectively.

Also, from time to time, Equistar has entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental Chemical, to help manage its exposure to commodity price risk with respect to crude oil-related raw material purchases. During 2003, Equistar and Occidental Energy Marketing, Inc. settled approximately $300,000 of price swap contracts. There were no outstanding price swap contracts as of December 31, 2003 and there were no outstanding price swap contracts during 2002 or 2001. Equistar purchased various other products from Occidental Chemical at market-related prices totaling approximately $900,000, $800,000 and $800,000 in 2003, 2002 and 2001, respectively.

Ethylene Sales Agreement between Equistar and Millennium Petrochemicals

Equistar sells ethylene to Millennium Petrochemicals at market-related prices under an agreement entered into in connection with the formation of Equistar. Under this agreement, Millennium Petrochemicals is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility from Equistar. The pricing terms under this agreement between Equistar and Millennium Petrochemicals are similar to the pricing terms under the ethylene sales agreement between Equistar and Occidental Chemical. The initial term of this agreement expired December 31, 2000. The agreement automatically renews annually, subject to termination by either party on one year’s notice. Neither party has provided notice of termination of the agreement. Millennium Petrochemicals paid Equistar approximately $46 million, $43 million and $55 million for ethylene during 2003, 2002 and 2001, respectively.

Product Transactions between Equistar and Lyondell

Equistar sells ethylene, propylene and benzene to Lyondell at market-related prices pursuant to agreements dated effective as of October 1998, August 1999 and January 1999, respectively. Under the agreements, Lyondell is required to purchase from Equistar 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of quantities of one product that Lyondell is obligated to purchase under a supply agreement with an unrelated third party entered into prior to 1999 and expiring in 2015. The pricing terms under the agreements between Equistar and Lyondell are similar to the pricing terms under the ethylene sales agreement between Equistar and Occidental Chemical. The initial term of each of those agreements between Equistar and Lyondell expires on December 31, 2013 in the case of the ethylene sales agreement, and December 31, 2014 in the case of the propylene and benzene sales agreements. After the initial term, each of the agreements automatically renews for successive one-year periods and either party may terminate any of the agreements on one year’s notice. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Product sales from Equistar to Lyondell were approximately $610 million, $459 million and $405 million in 2003, 2002 and 2001, respectively. Equistar also purchases by-products from Lyondell at market-related prices. Product sales from Lyondell to Equistar were approximately $5 million, $700,000 and $4 million in 2003, 2002 and 2001.

Product Transactions between Equistar and Oxy Vinyls, LP

Equistar sold ethylene to Oxy Vinyls, LP (“Oxy Vinyls”), a joint venture partnership between Occidental Chemical and an unaffiliated third party, for Oxy Vinyls’ LaPorte, Texas facility at market-related prices pursuant to an agreement that expired on December 31, 2003. Equistar made ethylene sales to Oxy Vinyls totaling approximately $55 million, $42 million and $48 million in 2003, 2002 and 2001, respectively.

Agreement Regarding Services of Equistar’s Chief Executive Officer

Dan F. Smith serves as the Chief Executive Officer of both Lyondell and Equistar and is a director of Lyondell. Mr. Smith receives no compensation from Equistar. Under an agreement between Equistar and Lyondell, Equistar paid Lyondell $1.4 million, $1.3 million and $1 million in 2003, 2002 and 2001, respectively, as compensation for the services rendered by Mr. Smith as part of the shared services provided by Lyondell during those periods.

Indemnity Agreement between Equistar and Millennium America

In connection with the formation of Equistar in 1997, Millennium America agreed that it would guarantee $750 million of the bank debt incurred by Equistar at that time, and Equistar paid Millennium $750 million. In 2001, in connection with the refinancing of a portion of the Equistar bank debt with Equistar senior notes, Millennium America entered into an indemnity agreement with Equistar in place of the Millennium America guarantee. This indemnity agreement required Millennium America, in specific circumstances, to contribute to Equistar an amount equal to the lesser of $750 million or the sum of the principal amount outstanding under Equistar’s credit agreement (not to exceed $275 million) and of the senior notes issued in the offering then outstanding (not to exceed $475 million), in either case, together with interest. Effective August 22, 2002 and in connection with Lyondell’s purchase of Occidental’s interest in Equistar, the indemnity agreement between Equistar and Millennium America was terminated. Millennium America (or its affiliate) may, in its sole discretion, elect to execute another indemnity agreement in favor of Equistar whereby Millennium America (or its affiliate) may be required to contribute to Equistar an amount equal to up to $300 million of any indebtedness for borrowed money that Millennium America elects at the time the indemnity agreement is executed. The existence of the indemnity would not prevent Equistar from repaying the indemnified amount at any time, and would not create any right in any lender or holder of outstanding notes or any person other than Equistar and its owners.

Debt Instruments of Lyondell Assumed by Equistar

Upon its formation, Equistar assumed $745 million of Lyondell indebtedness, as required by the agreements governing the debt. Of this amount, $301 million remained outstanding as of December 31, 2003. Lyondell was not released as an obligor at the time of the assumption and, until November 2000, Lyondell remained as a co-obligor on the indebtedness, although as between Equistar and Lyondell, Equistar was primarily liable. In November 2000, Lyondell was added as a guarantor on $400 million of the indebtedness and subsequently the consent of the holders of the indebtedness was obtained to the release of Lyondell as a primary obligor (but not as a guarantor) on such $400 million of indebtedness, of which $300 million remained outstanding at December 31, 2003. Lyondell remains a co-obligor on the remaining $1 million of indebtedness, which matures in March 2005.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF LYONDELL

AFTER THE PROPOSED TRANSACTION

After the proposed transaction, Millennium will be a wholly owned subsidiary of Lyondell. Below is biographical information about Lyondell’s current board of directors and Lyondell’s current executive officers.

Lyondell’s Current Board of Directors

The agreement and plan of merger provides that, prior to the effective time of the proposed transaction, Lyondell’s board of directors will take all necessary action to appoint two independent members of Millennium’s current board of directors as additional members of Lyondell’s board of directors, to be effective as of the closing of the proposed transaction. See “—Addition of Millennium Directors to Lyondell’s Board of Directors” below. This will increase the size of Lyondell’s board of directors from 11 members to 13 members.

The following biographical information is furnished with respect to the current members of Lyondell’s board of directors. The biographical information includes age as of May 31, 2004, present position, if any, with Lyondell, period served as director, and other business experience during at least the past five years.

Carol A. Anderson, 57

Ms. Anderson was elected a director of Lyondell effective December 11, 1998. She currently is Managing Director of New Century Investors, LLC, which manages private equity investments in high technology ventures. Prior thereto, from April 1998, Ms. Anderson served as Managing Director of TSG International. From 1993 until March 1998, Ms. Anderson served as Managing Director of Merrill International, Ltd., which developed energy projects worldwide. Ms. Anderson serves on the board and Executive Committee of the National Conference on Citizenship.

Ms. Anderson is a member of the Audit Committee and the Compensation Committee.

Dr. William T. Butler, 71

Dr. Butler was elected Chairman of the Board of Directors of Lyondell on June 30, 1997. He has served as a director of Lyondell since his election on December 21, 1988, effective as of January 25, 1989. Dr. Butler has served as Chancellor of Baylor College of Medicine since January 1996. From 1979 until January 1996, he served as President and Chief Executive Officer of Baylor College of Medicine.

Dr. Butler is chair of the Executive Committee and is a member of the Compensation Committee and the Corporate Governance and Responsibility Committee.

Stephen I. Chazen, 57

Mr. Chazen has served as a director of Lyondell since August 22, 2002. Mr. Chazen is Executive Vice President—Corporate Development and Chief Financial Officer for Occidental Petroleum Corporation (an oil and gas exploration and production company and a marketer and manufacturer of chemicals). Mr. Chazen joined Occidental as Executive Vice President—Corporate Development in 1994 and the additional responsibilities of Chief Financial Officer were added in 1999. Prior to Occidental, Mr. Chazen held numerous positions from 1982 to 1994 in the investment banking division of

Merrill Lynch, where he was a Managing Director. Mr. Chazen also is a director of Premcor, Inc.

Travis Engen, 59

Mr. Engen was elected a director of Lyondell effective as of April 1, 1995. He has held his current position as President and Chief Executive Officer of Alcan Inc. (an aluminum manufacturer and supplier of packaging materials) since March 12, 2001. Prior thereto, from December 1995, Mr. Engen served as Chairman and Chief Executive of ITT Industries, Inc. (a diversified manufacturing company). From 1991 until December 1995, he served as Executive Vice President of ITT Corporation. Mr. Engen also is a director of Alcan Inc.

Mr. Engen is chair of the Compensation Committee and is a member of the Corporate Governance and Responsibility Committee and the Executive Committee.

Stephen F. Hinchliffe, Jr., 70

Mr. Hinchliffe was elected a director of Lyondell on March 1, 1991. Since 1988, he has held his current position of Chairman of the Board and Chief Executive Officer of BHH Management, Inc., the managing partner of Leisure Group, Inc. (a manufacturer of consumer products). Previously, he served as Chairman of the Board of Leisure Group, Inc., which he founded in 1964. Mr. Hinchliffe also is a director of BHH Management, Inc. and Leisure Group, Inc.

Mr. Hinchliffe is a member of the Audit Committee and the Corporate Governance and Responsibility Committee.

Danny W. Huff, 53

Mr. Huff was elected a director of Lyondell on August 5, 2003. Since November 1999, he has served as Executive Vice President, Finance and Chief Financial Officer of Georgia Pacific Corporation, one of the world’s leading manufacturers of tissue, packaging, paper, building products, pulp and related chemicals. Prior to that time, he served as Georgia Pacific’s Vice President and Treasurer from February 1996 to November 1999 and Treasurer from October 1993 to February 1996. Prior to joining Georgia Pacific in 1979, Mr. Huff held various auditing positions at KMG Peat Marwick from 1973 to 1979.

Mr. Huff is chair of the Audit Committee and is a member of the Corporate Governance and Responsibility Committee.

Dr. Ray R. Irani, 69

Dr. Irani has served as a director of Lyondell since August 22, 2002. Dr. Irani has served since 1990 as Chairman and Chief Executive Officer of Occidental Petroleum Corporation (an oil and gas exploration and production company and a marketer and manufacturer of chemicals). Dr. Irani served as President of Occidental from 1994 to 1996 and as Chief Operating Officer from 1984 to 1990. He was Chairman of the Board of Directors of Canadian Occidental Petroleum Ltd. (now Nexen Inc.) from 1987 to 1999, and was honorary Chairman of the Board from 1999 to 2000. Prior to joining Occidental, Dr. Irani served as President and Chief

Operating Officer of Olin Corporation. Dr. Irani also is a director of Cedars Bank and KB Home.

David J. Lesar, 51

Mr. Lesar was elected a director of Lyondell effective July 28, 2000. He currently serves as Chairman, President and Chief Executive Officer of Halliburton Company, one of the world’s largest diversified energy services, engineering and construction companies. Prior to his current position, Mr. Lesar served as President and Chief Operating Officer of Halliburton Company from June 1997 to August 2000. He also previously served as President and Chief Executive Officer for Brown & Root, Inc., as Executive Vice President and Chief Financial Officer for Halliburton Company and as Executive Vice President of Finance and Administration for Halliburton Energy Services. Prior to joining Halliburton in 1993, Mr. Lesar was a commercial group director and partner at Arthur Andersen Company. Mr. Lesar also is a director of Mirant Corporation.

Mr. Lesar is a member of the Audit Committee, the Compensation Committee and the Executive Committee.

Dudley C. Mecum, 69

Mr. Mecum was elected a director of Lyondell on November 28, 1988, effective as of January 25, 1989. Since June 1997, Mr. Mecum has been Managing Director of Capricorn Holdings LLC, a firm specializing in leveraged buyouts. From August 1989 until January 1997, Mr. Mecum was a partner with the merchant banking firm of G. L. Ohrstrom & Company. He served as Group Vice President and director of Combustion Engineering Inc. from 1985 to December 1987, and as a managing partner of the New York region of Peat, Marwick, Mitchell & Co. from 1979 to 1985. He also is a director of Suburban Propane Partners, LP, Citigroup Inc. and Mrs. Fields’ Famous Brands, Inc.

Mr. Mecum is a member of the Compensation Committee and the Corporate Governance and Responsibility Committee.

Dan F. Smith, 58

Mr. Smith was named Chief Executive Officer of Lyondell in December 1996, and has served as President of Lyondell since August 1994. He has served as a director of Lyondell since October 1988. Since December 1, 1997, Mr. Smith also has served as the Chief Executive Officer of Equistar. Mr. Smith served as Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various positions including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of Atlantic Richfield Company (“ARCO”) and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith also is a director of Cooper Industries, Inc. and is a member of the Partnership Governance Committee of Equistar.

Mr. Smith is a member of the Executive Committee.

Dr. William R. Spivey, 57

Dr. Spivey was elected a director of Lyondell on July 5, 2000. Dr. Spivey was Chief Executive Officer and President of Luminent Inc. from 2000 to 2001. Prior to joining Luminent, Dr. Spivey was Group President, Network Products Group for Lucent Technologies since 1997. Prior to joining Lucent, from 1994 to 1997, Dr. Spivey was Vice President of the Systems and Components Group of AT&T. From 1991 to 1994, he was President of Tektronix Development Co. and Group President at Tektronix, Inc. He also held senior management positions with Honeywell, Inc. and General Electric. He also currently serves on the Board of Directors of The Laird Group, plc, Novellus Systems Inc., Raytheon Company and Cascade Microtech, Inc.

Dr. Spivey is chair of the Corporate Governance and Responsibility Committee and is a member of the Audit Committee.

Pursuant to Lyondell’s certificate of incorporation and its by-laws, the members of Lyondell’s board of directors serve for one-year terms and hold office until their successors are elected and qualified or until their earlier resignation or removal.

In connection with Lyondell’s August 2002 sale of shares of Lyondell Series B common stock to Occidental Chemical Holding Corporation, which was approved by Lyondell’s shareholders in August 2002, Lyondell entered into an agreement with the holders of the Lyondell Series B common stock. In the agreement, Lyondell agreed to exercise all of its authority under applicable law to cause any slate of directors presented to Lyondell’s shareholders for election to the board of directors to include both Dr. Ray R. Irani and Stephen I. Chazen, as long as Dr. Irani and Mr. Chazen are qualified to serve and Occidental Petroleum Corporation (sometimes referred to as Occidental) and its subsidiaries beneficially own at least 34 million Lyondell shares. If Occidental and its subsidiaries beneficially own less than 34 million Lyondell shares but at least 17 million Lyondell shares, then Lyondell has agreed to include only one of Dr. Irani or Mr. Chazen (to be selected by Lyondell) in any slate of directors presented to Lyondell’s shareholders for election. If Occidental and its subsidiaries beneficially own less than 17 million Lyondell shares, neither Dr. Irani nor Mr. Chazen will be entitled to be included in the slate of directors presented to Lyondell’s shareholders for election.

Addition of Millennium Directors to Lyondell’s Board of Directors

Effective as of the closing of the proposed transaction, two independent members of Millennium’s current board of directors will become members of Lyondell’s board of directors, increasing the size of Lyondell’s board of directors from 11 members to 13 members. Lyondell’s board of directors currently intends to approve the appointment of Worley H. Clark, Jr. and David J.P. Meachin to the Lyondell board of directors upon the closing of the proposed transaction.

The biographical information set forth below includes age as of May 31, 2004, present position, if any, with Millennium, period served as a director of Millennium, and other business experience during at least the past five years.

Worley H. Clark, 71

Mr. Clark has been the Chairman of the Board of Directors of Millennium since July 2003 and was Lead Director from September 2002 to July 2003. He has served as a director of Millennium since its demerger (i.e., spin-off) from Hanson PLC in October 1996. He was President and Chief Executive Officer of Nalco Chemical Company from 1982 until his retirement in 1994 and Chairman of Nalco Chemical Company from 1984 until such retirement. Mr. Clark is a member of the Board of Directors of Merrill Lynch & Co., Inc; Merchants Exchange and Exchange Cubed. He is a Trustee of The Rush University Medical Center and the Field Museum of Natural History.

David J.P. Meachin, 63

Mr. Meachin has served as a director of Millennium since its demerger (i.e., spin-off) from Hanson PLC in October 1996. Mr. Meachin has been Chairman, Chief Executive and founder of Cross Border Enterprises, L.L.C., a private international merchant banking firm, since its formation in 1991. He was a Managing Director in the Investment Banking Division of Merrill Lynch & Co., Inc. from 1981 to 1991. Mr. Meachin is a member of the Advisory Board of Gowe Partners, an executive recruiting firm, Vice Chairman of the University of Cape Town Fund in New York, and a director and past Chairman of the British American Educational Foundation.

Lyondell’s Current Executive Officers

Lyondell’s by-laws provide that each officer will hold office until the officer’s successor is elected or appointed and qualified or until the officer’s death, resignation or removal by the board of directors.

The following biographical information is furnished with respect to the current executive officers of Lyondell. The biographical information includes age as of May 31, 2004, present position with Lyondell and other business experience during at least the past five years.

Dan F. Smith, 58

Mr. Smith was named Chief Executive Officer in December 1996 and President of Lyondell in August 1994. Mr. Smith has been a director since October 1988. Since December 1, 1997, Mr. Smith has also served as the Chief Executive Officer of Equistar. Mr. Smith served as Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various positions including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith is a director of Cooper Industries, Inc. and is a member of the Partnership Governance Committee of Equistar.

Morris Gelb, 58

Mr. Gelb was appointed Executive Vice President and Chief Operating Officer of Lyondell in December 1998. Since March 2002, Mr. Gelb also has served as Chief Operating Officer of Equistar. Previously, he served as Senior Vice President, Manufacturing, Process Development and Engineering of Lyondell from July 1998 to December 1998. He was named Vice President for Research and Engineering of ARCO Chemical in 1986 and Senior Vice President of ARCO Chemical in July 1997. Mr. Gelb also serves as a member of the Partnership Governance Committee of LCR.

T. Kevin DeNicola, 49

Mr. DeNicola was appointed Senior Vice President and Chief Financial Officer of Lyondell effective as of June 30, 2002. Prior thereto, he served as Vice President, Corporate Development of Lyondell since April 1998, overseeing strategic planning. From 1996 until April 1998, Mr. DeNicola was Director of Investor Relations of

Lyondell. Mr. DeNicola served as Ethylene Products Manager of Lyondell from 1993 until 1996. Mr. DeNicola also serves as a member of the Partnership Governance Committees of Equistar and LCR.

Kerry A. Galvin, 43

Ms. Galvin was appointed Senior Vice President, General Counsel and Secretary of Lyondell in May 2002. Prior thereto, she served as Vice President, General Counsel and Secretary since July 2000. Ms. Galvin has responsibility for legal and governmental affairs for the Lyondell enterprise. Ms. Galvin originally joined Lyondell in 1990 and held various positions in the legal department prior to July 2000, including Associate General Counsel with responsibility for international legal affairs. Ms. Galvin also serves as a member of the Partnership Governance Committee of Equistar.

John A. Hollinshead, 54

Mr. Hollinshead was appointed Vice President, Human Resources of Lyondell in July 1998. Mr. Hollinshead has also served as Vice President, Human Resources of Equistar since 1999. Prior to his appointment as Vice President, Human Resources, he was Director, Human Resources, Manufacturing and Engineering for Equistar and, until 1997, was Manager, Human Resources for Lyondell.

PROPOSAL TO APPROVE THE

AMENDED AND RESTATED 1999 INCENTIVE PLAN

Item 3 on Lyondell Proxy Card

The following summary of certain provisions of the Lyondell Chemical Company 1999 Incentive Plan, referred to herein as the Incentive Plan, does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, as amended and restated, a copy of which is attached to this joint proxy statement/prospectus as Annex F.

In 1999, Lyondell’s shareholders approved the Lyondell Chemical Company 1999 Long-Term Incentive Plan, referred to herein as the Incentive Plan, to provide for the grant of awards to employees of Lyondell and its subsidiaries. The primary objectives of the Incentive Plan are to (1) focus employees selected to participate on key measures of value creation for Lyondell’s shareholders, (2) provide significant upside and downside award potential commensurate with shareholder value creation, (3) encourage long-term management perspective and reward for sustained long-term performance, (4) enhance the ability of Lyondell to attract and retain highly talented individuals, (5) reinforce a team orientation among top management and (6) encourage ownership of Lyondell stock among top management.

In 2002, Lyondell’s shareholders approved an amendment and restatement of the Incentive Plan increasing the number of shares reserved for issuance thereunder and increasing the per person limits on option grants and cash awards. Following the 2002 amendment and restatement of the Incentive Plan:

•	Lyondell may not grant an award if the award would result in the aggregate number of shares issued under the Incentive Plan plus the number of shares subject to outstanding awards (after giving effect to the award in question) exceeding the lesser of 14 million shares or 12% of the number of shares outstanding at the time of granting of the award;

•	no participant may be granted restricted stock, performance shares, phantom stock or stock appreciation rights covering or relating to more than 1 million shares and no more than 2.5 million shares will be available for such awards in the aggregate;

•	no participant may be granted, during the term of the Incentive Plan, options covering or relating to more than 3 million shares; and

•	no participant may be granted cash awards in respect of any calendar year having a value in excess of $3 million.

An additional amendment and restatement of the Incentive Plan was approved by the compensation committee of Lyondell’s board of directors in April 2004, subject to approval by Lyondell’s shareholders. The proposed amendment and restatement renames the Incentive Plan as the “Amended and Restated 1999 Incentive Plan” and revises:

•	the number of shares of Lyondell common stock available for issuance pursuant to awards granted under the Incentive Plan from 14 million shares to 26 million shares;

•	the number of shares that may be issued pursuant to restricted stock awards or performance units settled in shares of stock to 6.5 million (of which approximately 6,170,000 remain available for grant), and the number of shares that a participant may be issued pursuant to such awards to 1.5 million shares;

•	the number of shares of Lyondell common stock that may be subject to awards of options or stock appreciation rights granted to a participant, during the term of the Incentive Plan, to 6.5 million shares;

•	the value of annual cash awards that may be received by a participant in respect of any calendar year to an amount not in excess of $4 million; and

•	the value of performance units settled in cash that may be received by a participant during any calendar year to an amount not in excess of 0.5% of Lyondell’s cumulative earnings before interest, taxes depreciation and amortization (“EBITDA”) over the performance period.

Without giving effect to the proposed amendment and restatement, as of May 31, 2004, there were 1,306,423 shares available for issuance under the Incentive Plan. After the closing of the proposed transaction with Millennium, Millennium will be a subsidiary of Lyondell and all employees of Millennium will be employed by Lyondell, Millennium or one of their subsidiaries. Although Lyondell will assume the Millennium Long Term Stock Incentive Plan and the 2001 Omnibus Incentive Plan as part of the proposed transaction with Millennium, Lyondell does not intend to make additional awards under the assumed plans and intends to terminate the assumed plans, except to the extent required to meet Lyondell’s obligation to replace outstanding Millennium awards under the assumed plans with Lyondell awards. In addition, the amendment and restatement of the plan redesigns and increases the limits on awards to individual participants. Lyondell believes that the changes encompassed in the proposed amendment and restatement of the Incentive Plan are necessary to give Lyondell the means to grant appropriate incentive awards to current and future employees of Lyondell and its subsidiaries (including Millennium) who are selected to participate in the Incentive Plan after the closing of the proposed transaction with Millennium.

The Incentive Plan contains numerous features that reflect Lyondell’s commitment to effective corporate governance and its intention to maximize the incentive effect of awards granted under the Incentive Plan. These features include:

•	administration of the Incentive Plan by Lyondell’s compensation committee, which is a committee of independent directors;

•	minimum option exercise price equal to the fair market value of Lyondell common stock on grant date;

•	prohibition on repricing of outstanding options without shareholder approval;

•	three-year minimum vesting period for restricted stock and options;

•	restrictions on the number of shares that may be issued as restricted stock or performance units settled in Lyondell common stock; and

•	provisions designed to allow awards to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

With respect to the three-year minimum vesting period for grants of restricted stock and options, the Incentive Plan in each case permits a limited exception for no more than 5% of the number of shares of Lyondell common stock subject to the Incentive Plan or in the case of death, disability or retirement or specified corporate transactions. However, the Incentive Plan prohibits, without shareholder approval, the grant of options at less than fair market value and the repricing of outstanding options. In addition, unless required to comply with law, regulation or exchange requirements, the Incentive Plan prohibits any amendments that would cause a performance-based award that Lyondell’s compensation committee intends to qualify under Section 162(m) of the Internal Revenue Code to cease to qualify under such section.

Furthermore, if the proposed amendment and restatement of the Incentive Plan is approved by Lyondell’s shareholders, Lyondell plans to freeze all Millennium stock plans assumed in the proposed transaction, such that shares under the assumed plans will only be used to satisfy converted awards assumed in the proposed transaction and no new awards will be made under the assumed plans.

Types of Awards

Awards to employees may be in the form of (1) rights to purchase a specified number of shares of Lyondell common stock at a specified price (“options”), (2) rights to receive a payment, in cash or Lyondell common stock, equal to the fair market value or other specified value of a number of shares of Lyondell common stock on the exercise date of the rights over a specified strike price (“stock appreciation rights” or “SARs”), (3) grants of shares of Lyondell common stock that are restricted or subject to forfeiture (“restricted stock”), (4) grants of contingent rights to receive an amount, in cash, Lyondell common stock or a combination thereof, that are subject to the attainment of one or more performance goals (“performance units”), and (5) a cash payment (“cash award”). “Performance shares,” which are essentially equivalent to performance units settled in stock or cash, and “phantom stock,” which are rights to receive the value of a number of shares of Lyondell common stock in the form of cash or actual shares, were awarded under the Incentive Plan prior to the effective date of the proposed amendment and restatement, but will not be awarded under the Incentive Plan following the effective date of the proposed amendment and restatement. However, pursuant to other plans or arrangements, Lyondell may continue to award non-officer employees phantom stock, phantom restricted stock and phantom stock options, in each case representing a right to payment under specified terms and conditions based on the value of Lyondell common stock, but payable only in cash.

Administration

Lyondell’s compensation committee or any other committee of independent directors appointed by the board of directors (in either case, the “committee”) administers the Incentive Plan. The committee has full and exclusive power to administer the Incentive Plan and take all actions specifically contemplated thereby or necessary or appropriate in connection with the administration of the Incentive Plan. The committee has the full and exclusive power to interpret the Incentive Plan and to adopt rules, regulations and guidelines for carrying out the Incentive Plan as the committee deems necessary or appropriate. The committee may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in any award. Subject to the express limitations of the Incentive Plan, the committee may also waive any restriction or other provision of the Incentive Plan (insofar as it relates to awards) or in any award or otherwise amend or modify any award in any manner that is either (1) not adverse to the employee holding the award or (2) consented to by the employee. The committee may delegate to the chief executive officer and other senior officers of Lyondell its duties under the Incentive Plan. The committee has sole and absolute discretion in the interpretation and administration of the Incentive Plan and any decision of the committee is final, conclusive and binding on all parties concerned.

Participation and Eligibility

All employees whose performance, in the judgment of the committee, can contribute significantly to Lyondell’s or its subsidiaries’ long-term profit and growth objectives are eligible for selection to receive awards under the Incentive Plan. As of May 31, 2004, 141 of Lyondell’s employees were designated as eligible to participate in the Incentive Plan, of which five were executive officers of Lyondell as of May 31, 2004.

Shares Subject to the Incentive Plan

Generally. No award may be granted if it results in an aggregate number of shares of Lyondell common stock issued under the Incentive Plan plus the number of shares of Lyondell common stock covered by or subject to awards then outstanding (after giving effect to the grant of the award in question) exceeding 26 million shares. No more than one million shares of Lyondell common stock will be available for incentive stock options, as defined below. No more than 6.5 million shares of Lyondell common stock will be available, in the aggregate, for issuance pursuant to awards in the form of restricted stock, performance units (settled in stock), performance shares and phantom stock. Awards of performance shares and phantom stock will not be made under the Incentive Plan following the effective date of the proposed amendment and restatement of the Plan but, as described above, phantom awards payable only in cash may continue to be made to non-officers pursuant to other plans or arrangements.

For purposes of determining the number of shares available for issuance under the plan, only net shares issued are counted as issued. Net shares exclude shares delivered or withheld for payment of exercising an option or for payment of tax withholding and exclude shares subject to awards that expire or are terminated. Shares delivered in settlement, assumption, or substitution of awards granted by another entity as a result of an acquisition or under an acquired entity’s plan will not reduce the number of shares available under the Incentive Plan to the extent allowed under the rules of the New York Stock Exchange.

Participant Limits. During the term of the Incentive Plan, no participant may be granted options or SARs covering or relating to more than 6.5 million shares of Lyondell common stock. Furthermore, no participant may be issued, during the term of the Incentive Plan, more than 1.5 million shares of Lyondell common stock pursuant to awards in the form of restricted stock or performance units (settled in stock).

In addition, no participant may receive in any calendar year more than $4 million with respect to an annual cash award. No participant may receive in any calendar year more than 0.5% of Lyondell’s cumulative earnings before interest, taxes, depreciation and amortization (EBITDA) over the applicable performance period pursuant to performance units settled in cash.

The number of shares authorized to be issued under the Incentive Plan and the limits set forth above are also subject to adjustment as described under “—Adjustments” below.

The closing price per share of Lyondell common stock on May 28, 2004, the last trading day of May 2004, as reported on the NYSE composite transactions reporting system was $16.52.

Terms, Conditions and Limitations of Awards

Generally. The committee will determine the type or types of awards made under the Incentive Plan and will designate the employees who are to be the recipients of such awards. An award (other than annual cash awards) will be described in an award agreement, which will contain terms, conditions and limitations as determined by the committee and will be subject to the Incentive Plan. The committee will establish written guidelines governing the issuance of annual cash awards. At the discretion of the committee, an employee may be offered an election to substitute an award for another award or awards of the same or different type, subject to the plan prohibition against repricing options. Upon the termination of employment by an employee, any unexercised, deferred or unpaid awards will be treated as set forth in the applicable award agreement or guidelines governing cash awards. Unless specified otherwise in the applicable award agreement, each option will immediately terminate to the extent it is not vested and does not become vested upon termination of employment on the date that the employee terminates employment with Lyondell or a subsidiary.

Performance-Based Awards. Performance-based awards consist of grants made to an employee subject to the attainment of one or more performance goals. A performance-based award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by the committee prior to the earlier of (1) 90 days after the beginning of the period of service to which the performance goals relate and (2) the lapse of 25% of the period of service, and in any event while the outcome is substantially uncertain. A performance goal may be based on one or more business criteria that apply to the employee, one or more business units of Lyondell or Lyondell as a whole, and may include one or more of the following: EBITDA, economic value, economic value added, increased revenue, net income, stock price, market share, earnings per share, return on equity, return on assets, decrease in costs, shareholder value, net cash flow, total shareholder return, return on capital, return on investment capital, operating income, funds from operations, cash flow, cash from operations, after-tax operating income and total market value. Performance units settled in cash may result in a payout per participant of up to 0.5% of Lyondell’s cumulative EBITDA over the performance period, subject to reduction based on the performance totals noted above and the committee’s decision. Prior to the payment of any compensation based on the achievement of performance goals, the committee must certify in writing that the applicable performance goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing, the terms, conditions and limitations applicable to any performance-based awards will be determined by the committee. Performance-based awards may be in the form of performance units, options, restricted stock, SARs or cash awards.

Options. Options are rights to purchase a specified number of shares of Lyondell common stock at a specified price. An option granted pursuant to the Incentive Plan may consist of either an incentive stock option (“ISO”) that complies with the requirements of Section 422 of the Internal Revenue Code, or a non-qualified stock option (“NQSO”) that does not comply with those requirements. The terms, conditions and limitations applicable to any options, including the term of any options and the date or dates upon which they become exercisable, will be determined by the committee. However, the exercise price of an option may not be less than the fair market value of a share of Lyondell common stock, as defined in the Incentive Plan, on the date of grant and may not be less than the fair market value of a share of Lyondell common stock on the grant date of any outstanding option that is relinquished in connection with a grant of a new option. The Incentive Plan specifically prohibits repricing options without shareholder approval. In addition, the term of any options may not be longer than 10 years, and the options will vest over at least a three-year period, except in the case of death, disability, retirement or the occurrence of certain corporate transactions.

SARs. SARs are rights to receive a payment, in cash or Lyondell common stock, equal to the excess of the fair market value (or other specified valuation) of a specified number of shares of Lyondell common stock on the date the rights are exercised over a specified strike price. The exercise price of an SAR may not be less than the fair market value of a share of Lyondell common stock on the date of grant. The terms, conditions and limitations applicable to any SARs, including the term of any SARs and the date or dates upon which they become exercisable, will be determined by the committee.

Restricted Stock. Restricted stock consists of shares of Lyondell common stock that are restricted or subject to forfeiture provisions. The terms, conditions and limitations applicable to any awards of restricted stock will be determined by the committee. However, restricted stock will vest over at least a three-year period, except in the case of death, disability, retirement or the occurrence of certain corporate transactions.

Performance Units. Performance units are contingent rights to receive an amount that is subject to the attainment of one or more performance goals. An award of performance units will be paid, vested or otherwise deliverable solely upon the attainment of one or more goals established by the committee. Performance units will be paid in cash unless the committee determines in its discretion to settle the award in shares of Lyondell common stock, cash or any combination thereof. Subject to the foregoing, the terms, conditions and limitations applicable to any performance units will be determined by the committee.

Cash Awards. Cash awards are awards payable in cash, including annual cash awards. The terms, conditions and limitations applicable to any cash award will be determined by the committee.

Exercise of Options

The exercise price of any option must be paid in full at the time the option is exercised in cash or, if permitted by the committee, by tendering Lyondell common stock or surrendering another award (including restricted stock) valued at fair market value on the date of exercise, or any combination thereof. Unless otherwise provided in the applicable award agreement, in the event shares of restricted stock are tendered as consideration for the exercise of an option, a number of the shares issued upon the exercise of the option equal to the number of shares of restricted stock used as consideration for the exercise will be subject to the same restrictions as the restricted stock submitted as well as any other restrictions that may be imposed by the committee. The committee may adopt additional rules and procedures regarding the exercise of options from time to time, provided that the rules and procedures are not inconsistent with these provisions.

Award Payments

Deferral. With the approval of the committee, payments in respect of awards may be deferred, either in the form of installments or a future lump sum payment. Any deferred payment of an award, whether elected by the participant or specified by the award agreement or by the committee, may be forfeited if and to the extent that the award agreement so provides.

Dividends and Interest. Dividends or dividend equivalent rights may be made a part of any award denominated in Lyondell common stock or units of Lyondell common stock, subject to such terms, conditions and restrictions as the committee may establish. The committee may establish rules for the crediting of interest on deferred cash payments and dividend equivalents on deferred payments denominated in Lyondell common stock or units of Lyondell common stock.

Assignment of Interests Prohibited

Unless otherwise determined by the committee and provided in the applicable award agreement, no award granted under the Incentive Plan will be assignable or otherwise transferable except by marital property settlement or similar domestic relations agreement, decree or order, or by will or the laws of descent and distribution. The committee may prescribe and include in applicable award agreements other restrictions on transfer. Any attempted assignment of an award or any other benefit under the Incentive Plan in violation thereof will be null and void. Subject to approval by the committee in its sole discretion, a participant may transfer an award to certain immediate family members, as defined in the Incentive Plan, trusts for the exclusive benefit of such immediate family members or a partnership which is owned by such immediate family members.

Adjustments

In the event of any subdivision or consolidation of outstanding shares of Lyondell common stock, declaration of a stock dividend payable in shares of common stock or other stock split, any other recapitalization or capital reorganization of Lyondell, any consolidation or merger of Lyondell with another corporation or entity, the adoption by Lyondell of any plan of exchange affecting the Lyondell common stock or any distribution to holders of common stock of securities or property, the Incentive Plan provides for the committee to make, in its sole discretion as it deems appropriate, adjustments to (1) the number of shares of Lyondell common stock reserved under the Incentive Plan, the number of shares of Lyondell common stock covered by outstanding awards and related limitations on ISOs, (2) the exercise or other price in respect of such awards, and (3) the appropriate fair market value and other price determinations for such awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, Lyondell’s board of directors may (1) issue or assume awards by means of substitution of new awards, as appropriate, for previously issued awards or assume previously issued awards as part of such adjustment, (2) make provision, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, or (3) in the event that Lyondell is not the surviving corporation of any such transaction, (A) cancel awards that are options or SARs and give the participants who are the holders of such awards notice and opportunity to exercise for 30 days prior to such cancellation, or (B) settle an award that is an option or SAR by a cash payment equal to the difference between the fair market value per share of Lyondell common stock on the date of the transaction and the exercise price of the award, multiplied by the number of shares subject to the award.

The committee does not anticipate making any adjustments pursuant to the Incentive Plan’s adjustment provisions as a result of the proposed transaction with Millennium. Lyondell will assume the Millennium Long Term Stock Incentive Plan and the 2001 Omnibus Incentive Plan in the proposed transaction. However, Lyondell does not intend to make additional awards under the assumed plans and intends to terminate the assumed Millennium plans, except to the extent required to meet obligations under the replacement Lyondell awards made in exchange for existing Millennium awards, as described above. Awards assumed by Lyondell under the assumed plans will not be treated as awards under the Incentive Plan.

Am endment, Modification and Termination

The committee may amend, modify or terminate the Incentive Plan for any purpose permitted by law, except that (1) no amendment or alteration that would impair the rights of any participant with respect to any outstanding award may be made without the consent of that participant and (2) no amendment or alteration legally requiring shareholder approval will be effective until that approval has been obtained. No awards may be granted more than ten years after the effective date of the proposed amendment and restatement of the Incentive Plan.

In addition, no plan amendment will be made without approval of Lyondell’s shareholders if (1) the committee determines shareholder approval is required by applicable law, regulations or exchange requirements, or (2) the amendment would result in any of the following applying to more than 5% of the number of shares of Lyondell common stock subject to the plan:

•	expand the classes of persons to whom awards may be made;

•	increase the number of shares of Lyondell common stock authorized for grant under the plan;

•	increase the number of shares which may be granted under awards to any single participant;

•	increase the number of shares available for restricted stock awards;

•	allow creation of additional types of awards;

•	allow a shorter restriction period than the three-year period specified for restricted stock awards; or

•	materially change the provisions of the amendment restrictions.

Furthermore, in no event may outstanding options be repriced, directly or indirectly, without approval of Lyondell’s shareholders. The committee may otherwise amend, prospectively or retroactively, the terms of any award granted, but no amendment will (1) cause a performance-based award which the committee intends to qualify for an exemption as performance-based compensation under Section 162(m) of the Internal Revenue Code to cease to qualify for that exemption or (2) impair any participant’s rights without the participant’s consent, except when a plan or award amendment is made to comply with applicable law, regulations or exchange requirements.

Restrictions

No payment or delivery of shares of Lyondell common stock may be made unless Lyondell is satisfied that the payment or delivery will comply with applicable laws and regulations.

Tax Withholding

Lyondell has the right to deduct applicable taxes from any award payment and withhold, at the time of delivery or vesting of cash or shares of common stock under the Incentive Plan, an appropriate amount of cash or number of shares of Lyondell common stock, or combination thereof, for the payment of taxes. The committee may also permit withholding to be satisfied by the transfer to Lyondell of shares of Lyondell common stock previously owned by the holder of the award for which withholding is required.

Unfunded Plan

The Incentive Plan is unfunded. Any bookkeeping accounts established with respect to participants for purposes of the Incentive Plan are used merely as a bookkeeping convenience. Lyondell is not required to segregate any assets for purposes of the Incentive Plan or awards thereunder, nor will the Incentive Plan be construed as providing for segregation. Neither Lyondell, Lyondell’s board of directors or the committee will be deemed to be a trustee of any benefit granted under the Incentive Plan. Any liability or obligation of Lyondell to any participant under the Incentive Plan will be based solely on any contractual obligations that may be created by the Incentive Plan and any award agreement, and no such liability or obligation of Lyondell will be deemed to be secured by any pledge or other encumbrance on any property of Lyondell. Neither Lyondell, the board, the committee nor a subsidiary of Lyondell will be required to give any security or bond for the performance of any obligation that may be created by the Incentive Plan.

Awards Granted Under the Incentive Plan

2004 Awards. In February 2004, the committee granted the following awards under the Incentive Plan: (1) options, performance shares and restricted stock to eight individuals who were executive officers, including all of the named executive officers, at the time of grant, and (2) options, performance shares and restricted stock (or phantom stock options, performance shares and phantom restricted stock in the case of employees who were not officers) to 133 individuals who were non-executive officers and other employees at the time of grant. The following table shows, as of May 31, 2004, the outstanding options, performance shares, restricted stock, phantom stock options and phantom restricted stock that were granted under the Incentive Plan in February 2004 to each of the individuals who were then named executive officers, executive officers as a group and employees (including non-executive officers) as a group. Mr. Dineen was designated as an executive officer at the time of the February 2004 grants, and his grants are reported as such in the table below. As of May 31, 2004, Mr. Dineen remains an officer but is no longer designated as an executive officer. Non-employee directors are not eligible to participate in, or receive awards under, the Incentive Plan.

February 2004 Awards Granted Under 1999 Long-Term Incentive Plan

Name	Securities Underlying Options (a)	Performance Share Awards (a)	Restricted Stock Awards	Securities Underlying Phantom Stock Options (a)	Securities Underlying Phantom Restricted Stock (a)
Mr. Smith	160,133	163,916	65,364	—	—
Mr. Gelb	77,624	79,457	32,958	—	—
Mr. Dineen	36,386	37,246	15,012	—	—
Mr. DeNicola	40,692	41,653	18,229	—	—
Ms. Galvin	30,553	31,274	13,685	—	—
Executive officers as a group (includes 5 people as of May 31, 2004 and Mr. Dineen)	365,376	374,006	153,220	—	—
Non-executive officers and other employees as a group (135 people as of May 31, 2004)	129,060	558,476	56,071	426,305	170,018

(a)	Number of shares of Lyondell common stock.

Pursuant to the Incentive Plan, in February 2004 the committee granted each individual who was then an officer (including each executive officer) a non-qualified stock option award, a performance share award and a restricted stock award. The options were granted at an exercise price of $17.55 per share, which was the average closing price of a share of Lyondell common stock during the first ten trading days of 2004 and was higher than the closing price on the grant date. The options vest in annual one-third increments, beginning on the first anniversary date of the awards, and have a ten-year term.

The phantom stock options that were granted in February 2004 to employees that were not officers at the time of grant represent the right to receive a cash payment equal to the value of a specific number of shares of Lyondell common stock, reduced by the initial value of the phantom stock option. The phantom stock options were granted at an initial value of $17.55 per share, which was the average closing price of a share of Lyondell common stock during the first ten trading days of 2004 and was higher than the closing price on the grant date. The phantom stock options vest in annual one-third increments, beginning on the first anniversary date of the awards, and have a ten-year term.

The performance shares awarded to the individuals who were executive officers, officers and other employees in February 2004 represent awards that may be earned if Lyondell achieves its target performance established by the committee over the years 2004-2006. The awards may be paid in Lyondell common stock, cash or a combination thereof, at the discretion of the committee. Although the committee has retained its discretion regarding the payment of the awards in shares of Lyondell common stock, cash or a combination thereof, the committee currently intends for payment of the February 2004 performance share awards to be made in cash. The performance share awards granted by the committee in February 2004 to employees (including officers) that were not executive officers at the time of grant have the same terms as those granted to executive officers.

The restricted stock granted to individuals who were officers (including executive officers) in February 2004 was granted as part of an arrangement that is divided equally into a restricted stock grant and an associated deferred cash payment. The exact number of shares awarded as restricted stock is calculated by dividing the dollar amount of the restricted stock portion of the award by the closing price of a share of Lyondell common stock on the last trading day of the calendar year before the calendar year when the grant is made. The amount of the associated deferred cash payment equals the closing price of a share of Lyondell common stock on the date the restricted stock vests, multiplied by the number of shares of restricted stock vesting. The restricted stock vests in annual one-third increments, beginning on the first anniversary date of the awards. The associated deferred cash payment is paid when and if the shares of restricted stock vest.

The phantom restricted stock granted in February 2004 to employees that were not officers at the time of grant represents the right to receive a cash payment equal to the value of a specified number of shares of Lyondell common stock. The awards vest in annual one-third increments, beginning on the first anniversary date of the awards. At the time of vesting, each participant receives a cash payment equal to two times the value of the participant’s vested phantom restricted stock.

The awards granted by the committee in February 2004 are not conditioned on shareholder approval of the proposed amendment and restatement of the Incentive Plan.

Awards Granted Prior to 2004. Each year from 1999 through 2002, the committee granted (1) options and performance shares under the Incentive Plan to the individuals who were then executive officers, including all named executive officers, and (2) options (or phantom stock options in the case of non-U.S. employees) and performance shares to individuals who were then non-executive officers and other employees. In 2003, the committee began granting restricted stock to executive officers, officers and other employees. However, the restricted stock granted in 2003 to all individuals who were then officers (including executive officers) was granted under a previous restricted stock plan, and the restricted stock granted in 2003 to employees other than officers was granted under the Incentive Plan. The following table shows, as of May 31, 2004, the outstanding options, performance shares, restricted stock and phantom stock options that were granted under the Incentive Plan before 2004 to each of the named executive officers listed below, executive officers as a group and employees (including non-executive officers) as a group. The awards granted before 2004 (including the restricted stock granted to officers in 2003 under a previous restricted stock plan) have terms comparable to those granted in February 2004 and described above. However, the committee has approved a modification of the payout terms of the 2002, 2003 and 2004 performance share awards to provide for a minimum payout of the 100% target amount of the performance share awards, subject to all other terms of the awards, if the recipient agrees to waive certain change in control benefits. See “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91 for a description of the waiver of certain change in control benefits. Each Lyondell officer and all but five other individuals with awards have agreed to the waiver, as described in “Interests of Certain Persons in the Proposed Transaction.” A change in control transaction would result in accelerated payout of 100% of the performance shares and immediate vesting of the options, restricted stock, phantom stock options and phantom restricted stock.

Outstanding Awards Granted Under the Incentive Plan Prior to 2004

Name	Securities Underlying Options (a)	Performance Share Awards (a)	Restricted Stock Awards (a)(b)	Securities Underlying Phantom Stock Options (a)	Securities Underlying Phantom Restricted Stock (a)
Mr. Smith	2,709,536	393,872	—	—	—
Mr. Gelb	834,284	175,698	—	—	—
Mr. Dineen	455,471	87,355	—	—	—
Mr. DeNicola	385,988	86,603	—	—	—
Ms. Galvin	361,856	72,845	—	—	—
Executive officers as a group (includes 5 people as of May 31, 2004 and Mr. Dineen)	5,005,861	864,604	—	—	—
Non-executive officers and other employees as a group (176 people as of May 31, 2004)	5,700,141	1,324,514	76,827	269,480	4,548

(a)	Number of shares of Lyondell common stock.

(b)	Does not include 129,577 shares of restricted stock granted to officers in 2003 pursuant to a previous restricted stock plan.

Federal Income Tax Consequences

The following discussion summarizes some U.S. federal income tax consequences to participants in the Incentive Plan. This summary is based on statutory provisions, Treasury regulations thereunder, judicial decisions and rulings of the Internal Revenue Service in effect on the date of this joint proxy statement/prospectus. This summary does not cover, among other things, state, local or foreign tax treatment of participation in the Incentive Plan. Furthermore, differences in participants’ financial situations may cause federal, state and local tax consequences of participation in the Incentive Plan to vary.

Nonqualified Stock Options; Stock Appreciation Rights; Incentive Stock Options. Participants will not realize taxable income upon the grant of an NQSO or SAR. Upon the exercise of an NQSO or SAR, the employee will recognize ordinary income (subject to withholding by Lyondell) in an amount equal to the excess of (1) the amount of cash and the fair market value on the date of exercise of the Lyondell common stock received over (2) the exercise price (if any) paid therefor. The employee will generally have a tax basis in any shares of Lyondell common stock received pursuant to the exercise of an SAR, or pursuant to the cash exercise of an NQSO, that equals the fair market value of such shares on the date of exercise. Subject to the discussion under “—Certain Tax Code Limitations on Deductibility” below, Lyondell (or a subsidiary) will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules.

Employees will not have taxable income upon the grant of an ISO. Upon the exercise of an ISO, the employee will not have taxable income, although the excess of the fair market value of the shares of Lyondell common stock received upon exercise of the ISO (“ISO Stock”) over the exercise price will increase the alternative minimum taxable income of the employee, which may cause the employee to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an ISO would be allowed as a credit against the employee’s regular tax liability in a later year to the extent the employee’s regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the requisite holding period (generally, at least two years from the date of grant and one year from the date of exercise of the ISO), the employee generally will recognize capital gain (or loss) equal to the difference between the amount received in the disposition and the exercise price paid by the employee for the ISO Stock. However, if an employee disposes of ISO Stock that has not been held for the requisite holding period (a “disqualifying disposition”), the employee will recognize ordinary income in the year of the disqualifying disposition to the extent that the fair market value of the ISO Stock at the time of exercise of the ISO (or, if less, the amount realized in the case of an arm’s-length disqualifying disposition to an unrelated party) exceeds the exercise price paid by the employee for such ISO Stock. The employee would also recognize capital gain (or, depending on the holding period, additional ordinary income) to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized in the disqualifying disposition (in the case of an arm’s-length disposition to an unrelated party), such excess ordinarily would constitute a capital loss.

Lyondell and its subsidiaries generally will not be entitled to any federal income tax deduction upon the grant or exercise of an ISO, unless the employee makes a disqualifying disposition of the ISO Stock. If an employee makes such a disqualifying disposition, Lyondell (or a subsidiary) then, subject to the discussion below under “—Certain Tax Code Limitations on Deductibility,” will be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the employee under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of an NQSO or ISO, the participant will recognize income with respect to the common stock received in the manner described above, but no additional gain will be recognized as a result of the transfer of such previously held shares in satisfaction of the NQSO or ISO exercise price. Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered therefor in satisfaction of the NQSO or ISO exercise price will have a tax basis that equals, and a holding period that includes, the tax basis and holding period of the previously held shares of common stock surrendered in satisfaction of the NQSO or ISO exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus, in the case of an NQSO, the amount of ordinary income recognized by the participant with respect to the common stock received.

Awards Payable in Cash; Stock Unit Awards; Restricted Stock Awards. An employee will recognize ordinary compensation income upon receipt of cash pursuant to an award payable in cash or, if earlier, at the time such cash is otherwise made available for the employee to draw upon it. An employee will not have taxable income upon the grant of an award of performance units, restricted stock in the form of units denominated in Lyondell common stock (“stock unit award”) but rather generally will recognize ordinary compensation income at the time the employee receives Lyondell common stock or cash in satisfaction of such stock unit award in an amount equal to the fair market value of the Lyondell common stock or cash received. In general, a participant will recognize ordinary compensation income as a result of the receipt of Lyondell common stock pursuant to an award of performance units or restricted stock in an amount equal to the fair market value of the Lyondell common stock when such stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the Lyondell common stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture, unless the participant makes an election to be taxed on the fair market value of the Lyondell common stock when such stock is received.

An employee will be subject to withholding for federal, and generally for state and local, income taxes at the time the employee recognizes income under the rules described above with respect to Lyondell common stock or cash received pursuant to a cash award or stock unit award. Dividends that are received by a participant prior to the time that the Lyondell common stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis of a participant in the Lyondell common stock received will equal the amount recognized by the employee as compensation income under the rules described in the preceding paragraph, and the employee’s holding period in such shares will begin on the date income is so recognized.

Subject to the discussion under “—Certain Tax Code Limitations on Deductibility” below, Lyondell (or a subsidiary) will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant under the foregoing rules.

Certain Tax Code Limitations on Deductibility. In order for the amounts described above to be deductible by Lyondell (or a subsidiary), those amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The ability of Lyondell (or a subsidiary) to obtain a deduction for future payments under the Incentive Plan could also be limited by Section 280G of the Internal Revenue Code, which provides that certain excess parachute payments made in connection with a change in control of an employer are not deductible. The ability of Lyondell (or a subsidiary) to obtain a deduction for amounts paid under the Incentive Plan could be affected by Section 162(m) of the Internal Revenue Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees of Lyondell to $1 million with respect to any such employee during any taxable year of Lyondell. However, certain exceptions apply to this limitation in the case of performance-based compensation. It is intended that the approval of the proposed amendment and restatement of the Incentive Plan by the shareholders of Lyondell and the description of the Incentive Plan contained in this joint proxy statement/prospectus will satisfy certain of the requirements for the performance-based exception and Lyondell will be able to comply with the requirements of the Internal Revenue Code and Treasury Regulation Section 1.162-27 with respect to the grant and payment of certain performance-based awards (including certain options and SARs) so as to be eligible for the performance-based exception. However, it may not be desirable in all cases to satisfy all of the requirements for the exception and Lyondell may, in its sole discretion, determine that in one or more cases it is in its best interests to not satisfy the requirements for the performance-based exception.

Required Vote and Board of Directors’ Recommendation

Approval of the amendment and restatement of Lyondell’s 1999 incentive plan requires the affirmative vote of at least a majority of the votes cast thereon, provided the total votes cast represents at least 50% of Lyondell shares outstanding on the close of business on the record date. You are entitled to one vote for each Lyondell share you held as of the close of business on the record date. Because abstentions from voting will count against satisfaction of the requirement that the votes cast represent at least 50% of the outstanding Lyondell shares, abstentions may have the effect of a vote against the proposal to approve the amendment and restatement of Lyondell’s 1999 incentive plan. However, if the 50% requirement is satisfied, abstentions from voting will not be included in the voting tally and will not have an effect on the outcome on the proposal. Because of the nature of this matter there will be no broker non-votes. If your shares are held in the Lyondell, Equistar, LCR or Millennium 401(k) plan, please see “The Special Meetings—Effect of Abstentions and Broker Non-Votes” beginning on page 46. If you hold your shares in street name (i.e., through a bank, broker or other nominee), you must provide specific voting instructions to your bank, broker or other nominee for your shares to be voted at the special meeting.

Lyondell’s board of directors unanimously recommends a vote “FOR” approval of the Lyondell Chemical Company Amended and Restated 1999 Incentive Plan.

Equity Compensation Plan Information

The following table provides information about Lyondell common stock that may be issued pursuant to Lyondell’s equity compensation plans as of December 31, 2003.

Plan Category	(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(2) Weighted average exercise price of outstanding options, warrants and rights		(3) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity compensation plans approved by security holders (a)	11,746,330	(b)	14.74	(b)	2,118,359	(c)
Equity compensation plans not approved by security holders (d)	120,000		14.32		—
Total	11,866,330		14.74		2,118,359

(a)	These plans consist of the Incentive Plan (without giving effect to the proposed amendment and restatement), the Lyondell Petrochemical Company Executive Long-Term Incentive Plan, the Restricted Stock Plan of Lyondell Petrochemical Company and the Lyondell Chemical Company Restricted Stock Plan for Non-Employee Directors. The table does not reflect the warrants to purchase five million shares of Lyondell common stock issued by Lyondell to Occidental Chemical Holding Corporation in connection with Lyondell’s August 2002 purchase of Occidental’s interest in Equistar.

(b)	As described above, the Incentive Plan provides for awards of performance shares, which allow employees to earn a target number of shares of Lyondell common stock (or a cash amount equal to the value of those shares) based on Lyondell’s cumulative total shareholder return relative to a chemical industry peer group. The actual number of shares or equivalent cash amount earned may vary from the target amount based on Lyondell’s cumulative total shareholder return, measured over the course of the performance cycle. Performance share awards may be paid in Lyondell common stock, cash or a combination thereof, at the discretion of Lyondell’s compensation committee. The committee currently does not intend to pay performance share awards in Lyondell common stock, but reserves the right to do so. Accordingly the number of securities shown does not include 2,948,497 “target” performance shares outstanding as of December 31, 2003 under the Incentive Plan, which could payout in an amount up to two times the “target” amount pursuant to the Incentive Plan and the award agreements, and the weighted average exercise price does not take these performance share awards into account. In addition, the number of securities shown does not reflect the grants described above under “—2004 Awards.”

(c)	The Incentive Plan currently limits the number of shares available for grant under the plan to the lesser of 14 million shares or 12% of the number of shares of Lyondell common stock and Lyondell Series B common stock outstanding at the time of granting the award. The 14 million share limit currently is less than 12% of the number of Lyondell shares outstanding. The amount shown reflects the 1,978,846 shares remaining available for grant as of December 31, 2003 out of the 14 million share limit contained in the Incentive Plan. Pursuant to the terms of the Incentive Plan, the 1,978,846 shares available for grant under the Incentive Plan as of December 31, 2003 may be granted pursuant to awards of stock options, performance shares or restricted stock, as permitted by the Incentive Plan. The amount shown also reflects, as of December 31, 2003, 14,329 shares available for grant pursuant to awards of restricted stock under the Restricted Stock Plan of Lyondell Petrochemical Company and 125,184 shares available for grant pursuant to awards of restricted stock under the Lyondell Chemical Company Restricted Stock Plan for Non-Employee Directors.

(d)

The only equity compensation plan that has not been approved by shareholders is the Stock Option Plan for Non-Employee Directors. The plan was adopted as of February 1, 2000. Effective as of January 1, 2003, the Lyondell board of directors terminated the plan, except with respect to then-outstanding option grants. No additional stock options may be awarded under the plan. The plan authorized the granting to non-employee directors of non-qualified stock options only, and all shares delivered upon the exercise of options granted under the plan must be treasury shares. All options granted under the plan have 10 year terms. The exercise price of all options granted under the plan is not less than the fair market value of the underlying Lyondell common stock on the date of grant, and the plan prohibits the repricing of options. As a result of Lyondell’s August 2002 sale of shares of Lyondell Series B common stock to Occidental Chemical Holding Corporation, all stock options granted under the plan during 2000 and 2001 vested in August 2002. All stock options granted under the plan during 2002 will vest in connection with the proposed transaction. See “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

Pro Forma Equity Compensation Plan Information

Upon completion of the proposed transaction, Lyondell common stock will be substituted for Millennium common stock under Millennium’s equity compensation plans. The following table provides information about Lyondell common stock that would have been issuable pursuant to Lyondell’s equity compensation plans as of May 31, 2004 if the proposed transaction with Millennium had been completed as of that date. For additional information about the treatment of Millennium’s equity compensation plans, see “Proposals to Approve the Proposed Transaction—Conversion of Millennium Stock Options and Assumption of Plans” beginning on page 103. For purposes of the table, it was assumed that the exchange ratio is one share of Lyondell common stock for each share of Millennium common stock. The numbers of shares in the table would be somewhat smaller if the exchange ratio is 0.95 to 1.00 and somewhat larger if it is 1.05 to 1.00.

Plan Category	(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(2) Weighted average exercise price of outstanding options, warrants and rights		(3) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity compensation plans approved by security holders (a)	14,169,096	(b)	14.83	(b)	1,423,963	(c)
Equity compensation plans not approved by security holders(d)	561,019		17.56		—
Total	14,730,115		14.93		1,423,963

(a)	These plans consist of (1) the following Lyondell equity compensation plans which account for 11,658,936 shares: Lyondell’s Incentive Plan (without giving effect to the proposed amendment and restatement), the Restricted Stock Plan of Lyondell Petrochemical Company and the Lyondell Chemical Company Restricted Stock Plan for Non-Employee Directors and (2) the following Millennium equity compensation plans which account for 2,510,160 shares: Millennium’s 1996 Long Term Incentive Plan, Millennium’s 2001 Omnibus Incentive Compensation Plan, Millennium’s 2003 Long Term Incentive Plan and Millennium’s 2003 Executive Long Term Incentive Plan. The table does not reflect the warrants to purchase five million shares of Lyondell common stock issued by Lyondell to Occidental Chemical Holding Corporation in connection with Lyondell’s August 2002 purchase of Occidental’s interest in Equistar.

(b)	As described above, Lyondell’s Incentive Plan provides for awards of performance shares, which allow employees to earn a target number of shares of Lyondell common stock (or a cash amount equal to the value of those shares) based on Lyondell’s cumulative total shareholder return relative to a chemical industry peer group. The actual number of shares or equivalent cash amount earned may vary from the target amount based on Lyondell’s cumulative total shareholder return, measured over the course of the performance cycle. Performance share awards may be paid in Lyondell common stock, cash or a combination thereof, at the discretion of Lyondell’s compensation committee. The committee currently does not intend to pay performance share awards in Lyondell common stock, but reserves the right to do so. Accordingly the number of securities shown does not include 3,121,600 “target” performance shares outstanding as of May 31, 2004 under Lyondell’s Incentive Plan, which could payout in an amount up to two times the “target” amount pursuant to Lyondell’s Incentive Plan and the award agreements, and the weighted average exercise price does not take these performance share awards into account.

This amount also includes an estimated 126,113 shares to be granted under Millennium’s 2003 Long Term Incentive Plan and Millennium’s 2003 Executive Long Term Incentive Plan if a change in control (including the proposed transaction) occurs.

(c)	Lyondell’s Incentive Plan currently limits the number of shares available for grant under the plan to the lesser of 14 million shares or 12% of the number of shares of Lyondell common stock and Lyondell Series B common stock outstanding at the time of granting the award. The 14 million share limit currently is less than 12% of the number of Lyondell shares outstanding. The amount shown reflects the 1,306,423 shares remaining available for grant as of May 31, 2004 out of the 14 million share limit contained in the Incentive Plan. Pursuant to the current terms of the Incentive Plan, the 1,306,423 shares available for grant under Lyondell’s Incentive Plan as of May 31, 2004 may be granted pursuant to awards of stock options, performance shares or restricted stock, as permitted by the Incentive Plan. The amount shown also reflects, as of May 31, 2004, 14,329 shares available for grant pursuant to awards of restricted stock under the Restricted Stock Plan of Lyondell Petrochemical Company and 103,211 shares available for grant pursuant to awards of restricted stock under the Lyondell Chemical Company Restricted Stock Plan for Non-Employee Directors.

The amount of shares do not include 2,078,170 shares remaining available for issuance under Millennium’s equity compensation plans because Lyondell plans to freeze all Millennium equity compensation plans assumed in the proposed transaction, such that shares under the assumed plans will only be used to satisfy converted awards assumed in the proposed transaction and no new awards will be made under the assumed plans.

(d)	The only Lyondell equity compensation plan that has not been approved by shareholders is the Stock Option Plan for Non-Employee Directors, which accounts for 120,000 of the 561,019 shares shown in the table. The plan was adopted as of February 1, 2000. Effective as of January 1, 2003, the Lyondell board of directors terminated the plan, except with respect to then-outstanding option grants. No additional stock options may be awarded under the plan. The plan authorized the granting to non-employee directors of non-qualified stock options only, and all shares delivered upon the exercise of options granted under the plan must be treasury shares. All options granted under the plan have 10 year terms. The exercise price of all options granted under the plan is not less than the fair market value of the underlying Lyondell common stock on the date of grant, and the plan prohibits the repricing of options. As a result of Lyondell’s August 2002 sale of shares of Lyondell Series B common stock to Occidental Chemical Holding Corporation, all stock options granted under the plan during 2000 and 2001 vested in August 2002. All stock options granted under the plan during 2002 will vest in connection with the proposed transaction. See “Proposals to Approve the Proposed Transaction—Interests of Certain Persons in the Proposed Transaction” beginning on page 91.

The following plans have not been approved by Millennium’s shareholders: (a) Sharesave Scheme (Save as You Earn, or SAYE Plan), (b) the Supplemental Savings and Investment Plan and (c) the Salary and Bonus Deferral Plan. The SAYE Plan, which accounts for 172,003 of the 561,019 shares shown in the table was established by Millennium on February 11, 1997, and provides participants an option to purchase common stock with tax advantages. Participation in the SAYE Plan is limited to certain employees in the United Kingdom. Participants in the SAYE Plan have been granted options to purchase common stock, and participants make a monthly savings contribution, the amount of which is tied to the number of options granted to the participant, of between £5 and £250 for a term of three, five or seven years. The monthly savings contribution earns interest during the term. Upon completion of the term, Millennium contributes a tax-free bonus to the participant’s account, the amount of which varies depending on the amount of the participant’s monthly savings contributions and the length of the term. At the end of the term, participants may take their account balance in cash, use the account balance to exercise an option to purchase common stock or a combination of both. Participants in the SAYE Plan are fully vested in their monthly savings contributions.

The Supplemental Savings and Investment Plan was established by Millennium on February 11, 1999 and accounts for 39,865 of the 561,019 shares shown in the table. The Supplemental Savings Plan provides deferred compensation, for certain management or highly compensated employees, in excess of the limitations imposed by Section 415 of the Internal Revenue Code. Participants in this plan whose deferrals and employer matching contributions would exceed the limitations imposed by Section 415 of the Internal Revenue Code may make deferral credits to the Supplemental Savings Plan and may receive matching employer contribution credits in the form of common stock. Under the plan, a participant may defer from one percent to six percent of his or her compensation. Millennium makes an employer matching contribution equal to 75 percent (or a greater percentage if approved by the board of directors) of the portion of the participants deferrals which do not exceed six percent of the participant’s compensation. Participants are always fully vested in their deferral credits and matching employer contribution credits under the plan. Payments under the plan will be in the form of cash unless the participant elects to have the matching employer contribution credits amount paid in common stock.

The Salary and Bonus Deferral Plan was established by Millennium on October 8, 1996 and accounts for 229,151 of the 561,019 shares shown in the table. The Deferral Plan permits certain management or highly compensated employees to defer a portion of salaries or bonuses otherwise payable to them. Participants may elect to defer up to 100 percent (in five percent increments) of their salary or a bonus payment under the Deferral Plan. Distributions from the Deferral Plan will be in the form of common stock, with cash payments for any fractional shares.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, counsel for Lyondell, has issued an opinion about the legality of the Lyondell common stock being registered in connection with the proposed transaction. In addition, Baker Botts L.L.P. has delivered an opinion to Lyondell, and Weil, Gotshal & Manges LLP, counsel for Millennium, has delivered an opinion to Millennium, as to certain federal income tax consequences of the proposed transaction.

EXPERTS

The consolidated financial statements of Lyondell Chemical Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this joint proxy statement/prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Equistar Chemicals, LP as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this joint proxy statement/prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LYONDELL-CITGO Refining LP as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this joint proxy statement/prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Millennium Chemicals Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this joint proxy statement/prospectus by reference to the Millennium Chemicals Inc. Annual Report on Form 10-K/A for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Forward looking statements, including the “Certain Financial Forecasts” section of this joint proxy statement/prospectus, in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Lyondell’s and Millennium’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying forward looking statements, including the “Certain Financial Forecasts” section of this joint proxy statement/prospectus, and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this joint proxy statement/prospectus relate to Lyondell’s, Equistar’s, LCR’s and Millennium’s historical financial information. They do not extend to the forward looking statements, including the “Certain Financial Forecasts” section of this joint proxy statement/prospectus, and should not be read to do so.

OTHER BUSINESS

The boards of directors of Lyondell and Millennium are not aware of any other matters to be presented at the special meeting of Lyondell or Millennium, respectively. If any other matters should properly come before the special meeting, the persons named in the enclosed proxy will vote the proxies in accordance with their best judgment. The special meeting may be adjourned or postponed, including by the presiding officer, for the purpose of, among other things, soliciting additional proxies. No proxy voted against a proposal will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional votes for such proposal.

FUTURE SHAREHOLDER MEETINGS

According to both the Lyondell by-laws and the Millennium by-laws, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this joint proxy statement/prospectus will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Lyondell held its 2004 annual meeting of shareholders on May 6, 2004. Proxy materials were mailed to Lyondell’s shareholders beginning on or about March 25, 2004. Millennium expects to convene and hold its 2004 annual meeting of shareholders only if the proposed transaction is not completed.

Lyondell 2005 Annual Meeting

Shareholder proposals intended to be presented at the 2005 annual meeting must be received by Lyondell at the address set forth under “Summary—The Companies” on page 7, no later than November 25, 2004, in order to be included in the proxy materials and form of proxy relating to such meeting. Such proposals should be addressed to Lyondell’s Corporate Secretary at 1221 McKinney Street, Suite 700, Houston, Texas 77010.

Shareholder proposals must otherwise be eligible for inclusion. The 2005 annual meeting of shareholders is scheduled to take place in May 2005.

Pursuant to Lyondell’s by-laws, a shareholder wishing to nominate a candidate for election to Lyondell’s board of directors or bring business before the 2005 annual meeting of shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph is required to give written notice to Lyondell’s Corporate Secretary of his or her intention to make such a nomination or present such business. The notice of intent to make a nomination or present business at the 2005 annual meeting of shareholders must be received by Lyondell’s Corporate Secretary, at the address set forth in the preceding paragraph, no later than 90 days in advance of such meeting. However, if the meeting was not publicly announced by a mailing to the shareholders, in a press release reported by the Dow Jones News Service, the Associated Press or a comparable national news service or a filing with the Securities and Exchange Commission more than 90 days prior to the meeting, the notice must be delivered to Lyondell’s board of directors not later than the close of business on the tenth day following the day on which the date of the meeting was first so publicly announced. The notice is required to contain certain information set forth in Lyondell’s by-laws about both the nominee or proposed business, as applicable, and the shareholder making the nomination or proposal. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Lyondell to include the proposed nominee or business in Lyondell’s proxy solicitation materials.

Millennium 2004 Annual Meeting

Millennium expects to convene and hold its 2004 annual meeting of shareholders only if the proposed transaction is not completed. In the event that the proposed transaction is not completed, Millennium will schedule an annual meeting to be held as soon as is reasonably practicable after the Millennium special meeting. In such event, Millennium shareholders may present a proposal for inclusion in Millennium’s proxy statement and presentation at its annual meeting a reasonable time before Millennium begins to print and mail its proxy materials. On April 27, 2004, Millennium amended its annual report on Form 10-K for the year ended December 31, 2004 to provide certain information that Millennium would have included in its proxy statement for its 2004 annual meeting, if such meeting had been held as originally planned.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF LYONDELL

For information regarding ownership of outstanding Lyondell shares by certain beneficial holders and management of Lyondell, see the information under the headings “Principal Shareholders” and “Security Ownership of Management” contained in Lyondell’s Proxy Statement relating to its 2004 Annual Meeting of Shareholders (the “2004 Proxy Statement”), which information is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MILLENNIUM

For information regarding ownership of outstanding shares of Millennium common stock by certain beneficial holders and management of Millennium, see the information under the heading “Security Ownership of Certain Beneficial Owners and Management” contained in Item 12 of Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which is incorporated herein by reference.

LYONDELL EXECUTIVE COMPENSATION

For information regarding compensation of Lyondell’s executives, see the information under the headings “Executive Compensation,” “Compensation Committee Interlocks and Insider Participation,” “Certain Relationships and Related Transactions” and “Compensation of Directors” contained in Lyondell’s 2004 Proxy Statement, which information is incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

Lyondell and Millennium file annual, quarterly and current reports, proxy statements and other information with the SEC. Their SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may read and copy any document Lyondell and Millennium file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. In addition, because the common stock of Lyondell and the common stock of Millennium are each listed on the New York Stock Exchange, reports and other information concerning them can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Lyondell’s SEC filings are also available free of charge from its web site at www.lyondell.com, and Millennium’s SEC filings are available free of charge from its web site at www.millenniumchem.com. Information contained on Lyondell’s and Millennium’s web sites or any other web site is not incorporated into this joint proxy statement/prospectus and does not constitute a part of this joint proxy statement/prospectus.

Lyondell has filed with the SEC a registration statement on Form S-4 to register shares of Lyondell common stock to be issued to Millennium in the proposed transaction. This joint proxy statement/prospectus is part of the registration statement. This joint proxy statement/prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and Lyondell and Millennium refer you to that omitted information. The statements this joint proxy statement/prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and Lyondell and Millennium qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its web site.

The SEC allows Lyondell and Millennium to incorporate by reference the information they file with it, which means Lyondell and Millennium can disclose important information to you by referring you to those documents. The information Lyondell and Millennium incorporate by reference is an important part of this joint proxy statement/prospectus, and later information they file with the SEC will automatically update and supersede that information. Lyondell and Millennium incorporate by reference the documents listed below, and any filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act following the initial filing of the joint proxy statement/prospectus, but prior to the date of their respective shareholders’ meeting. The documents Lyondell and Millennium incorporate by reference are:

For Lyondell:

•	Annual report on Form 10-K for the year ended December 31, 2003;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2004; and

•	The description of Lyondell’s capital stock (including the related rights to purchase Lyondell common stock) contained in Lyondell’s current report on Form 8-K filed with the SEC on October 22, 2002, as such may be amended from time to time.

For Millennium:

•	Annual report on Form 10-K for the year ended December 31, 2003, as amended by Form 10-K/A; and

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2004.

Lyondell and Millennium will provide without charge to each person, including any beneficial owner, to whom a copy of this joint proxy statement/prospectus has been delivered, upon written or oral request, a copy of any or all the documents they incorporate by reference in this joint proxy statement/prospectus, other than any exhibit to any of those documents, unless they have specifically incorporated that exhibit by reference into the information this joint proxy statement/prospectus incorporates. You may request copies by writing or telephoning:

For Lyondell:

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

Attn: Investor Relations

Phone: (713) 309-4590

For Millennium:

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, Maryland 21030

Attn: Investor Relations

Phone: (410) 229-8113

To ensure timely delivery of these documents, any request by Lyondell shareholders or Millennium shareholders should be made by                     , 2004. The exhibits to these documents will generally not be made available unless they are specifically incorporated by reference in this joint proxy statement/prospectus.

You should rely only on the information Lyondell and Millennium have provided or incorporated by reference in this joint proxy statement/prospectus. Lyondell and Millennium have not authorized any person (including any salesman or broker) to provide information or make any representation about the proposed transaction or about the respective companies other than that provided in this joint proxy statement/prospectus or in the documents that Lyondell and Millennium file publicly with the SEC. They have not authorized anyone to provide you with different information. If you live in a jurisdiction where it is unlawful to offer to exchange or sell, to ask for offers to exchange or buy, or to ask for proxies regarding the securities offered by this joint proxy statement/prospectus, or if you are a person to whom it is unlawful to direct such activities, the offer presented by this joint proxy statement/prospectus is not extended to you. You should not assume that the information in this joint proxy statement/prospectus is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, Lyondell and Millennium urge you to review each document they subsequently file with the SEC and incorporate by reference as they describe above for updated information.

This joint proxy statement/prospectus does not cover any resales of Lyondell common stock offered hereby to be received by shareholders of Millennium deemed to be “affiliates” of Millennium or Lyondell upon the completion of the proposed transaction. No person is authorized to make use of this joint proxy statement/prospectus in connection with such resales.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

LYONDELL CHEMICAL COMPANY,

MILLENNIUM CHEMICALS INC.,

AND

ARIES SUBSIDIARY LLC*

DATED MARCH 28, 2004

*	On April 15, 2004, the name of Aries Subsidiary LLC was changed to “Millennium Subsidiary LLC.”

A-i

A-ii

A-iii

LIST OF EXHIBITS

Exhibit 1.2	Form of Certificate of Designations
Exhibit 2.1	Form of Charter of the Surviving Entity
Exhibit 7.13	Form of Millennium Affiliate Letter
Exhibit 7.20(a)	Form of Millennium Officer’s Certificate
Exhibit 7.20(b)	Form of Lyondell Officer’s Certificate
Exhibit 8.2(c)	Lyondell Required Consents
Exhibit 8.3(c)	Millennium Required Consents

A-iv

GLOSSARY OF DEFINED TERMS

DEFINED TERMS	WHERE DEFINED
Action	Section 7.15(a)
Agreement	Preamble
Applicable Laws	Section 5.6(a)
Bank Agreement Amendments	Section 7.21
Bylaws	Section 2.2
Certificate	Section 4.3(b)
Charter	Section 2.1
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Commercially Reasonable Efforts	Section 10.8(g)
Confidentiality Agreement	Section 7.3(a)
Contingent Obligation	Section 10.8(f)
Converted Option	Section 4.1(e)
Convertible Debentures	Section 4.1(f)
Cutoff Date	Section 7.3(d), 7.4(d)
Daily Average Price	Section 4.2
Daily Price	Section 4.2
Debt	Section 10.8(e)
Delaware Certificate	Section 1.1(b)
DGCL	Section 1.1(a)
DLLCA	Section 1.1(a)
Effective Time	Section 1.1(c)
Environmental Laws	Section 5.14(a)
ERISA	Section 5.12(a)
Excess Securities	Section 4.3(d)
Exchange Act	Section 5.7(c)
Exchange Agent	Section 4.3(a)
Exchange Fund	Section 4.3(a)
Exchange Ratio	Section 4.2
Foreign Plan	Section 5.12(g)
Form S-4	Section 7.10(a)
Fractional Dividends	Section 4.3(d)
Governmental Entity	Section 5.7(c)
Hazardous Materials	Section 5.14(b)
HSR Act	Section 5.7(c)
Indemnified Party	Section 7.15(a)
Indemnified Parties	Section 7.15(a)
Liens	Section 5.5
Lyondell	Preamble
Lyondell 2003 10-K	Article 6 Preface
Lyondell Acquisition Proposal	Section 7.4(a)
Lyondell Benefit Plans	Section 6.12(a)

A-v

DEFINED TERMS	WHERE DEFINED
Lyondell Board	Section 3.3
Lyondell Certificates	Section 4.3(a)
Lyondell Common Stock	Section 1.2(a)
Lyondell Credit Agreement	Section 6.5
Lyondell Disclosure Letter	Article 6 Preface
Lyondell ERISA Affiliate	Section 6.12(b)
Lyondell Initial Shares	Section 1.2(a)
Lyondell Material Adverse Effect	Section 10.8(c)
Lyondell Material Contracts	Section 6.23
Lyondell Meeting	Section 7.6(a)
Lyondell Permits	Section 6.6(d)
Lyondell Permitted Liens	Section 6.21
Lyondell Real Property	Section 6.6(e)
Lyondell Regulatory Filings	Section 6.7(c)
Lyondell Reports	Section 6.8(a)
Lyondell Representatives	Section 7.4(a)
Lyondell Stockholder Approval Items	Section 7.6(c)
Lyondell Stock Plans	Section 6.4
Lyondell Superior Proposal	Section 7.4(a)
Material Adverse Effect	Section 10.8(c)
Meetings	Section 7.6(a)
Merger	Section 1.1(a)
Merger Consideration	Section 4.2
Merger Deadline	Section 9.2(a)
Millennium	Preamble
Millennium 2003 10-K	Article 5 Preface
Millennium Acquisition Proposal	Section 7.3(a)
Millennium Benefit Plans	Section 5.12(a)
Millennium Board	Section 3.1
Millennium Certificates	Section 4.1(a)
Millennium Common Stock	Section 4.1(d)
Millennium Credit Agreement	Section 5.21
Millennium Disclosure Letter	Article 5 Preface
Millennium ERISA Affiliate	Section 5.12(b)
Millennium Material Adverse Effect	Section 10.8(c)
Millennium Material Contracts	Section 5.23(a)
Millennium Meeting	Section 7.6(a)
Millennium Merger Sub	Preamble
Millennium Permits	Section 5.6(d)
Millennium Permitted Liens	Section 5.21
Millennium Plans	Section 5.4
Millennium Preferred Share	Section 1.2(a)
Millennium Real Property	Section 5.6(e)
Millennium Regulatory Filings	Section 5.7(c)
Millennium Reports	Section 5.8(a)
Millennium Representatives	Section 7.3(a)

A-vi

DEFINED TERMS	WHERE DEFINED
Millennium Stockholder Approval Item	Section 5.20
Millennium Stock Options	Section 4.1(e)
Millennium Stock Plans	Section 4.1(e)
Millennium Superior Proposal	Section 7.3(a)
NYSE	Section 4.2
Notices	Section 10.2
Proxy Statement/Prospectus	Section 7.10(a)
Restraints	Section 8.1(d)
Rule 145 Affiliates	Section 7.13
Sarbanes-Oxley Act	Section 5.8(c)
SEC	Section 5.8(a)
Securities Act	Section 5.7(c)
Subsidiary	Section 10.8(d)
Surviving Entity	Section 1.1(a)
Tax	Section 5.11(u)
Tax Return	Section 5.11(u)
Third-Party Provisions	Section 10.3
Trading Day	Section 4.2

A-vii

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated March 28, 2004, is by and among Lyondell Chemical Company, a corporation organized under the laws of the State of Delaware (“Lyondell”), Millennium Chemicals Inc., a corporation organized under the laws of the State of Delaware (“Millennium”), and Aries Subsidiary LLC*, a limited liability company formed under the laws of the State of Delaware and wholly owned subsidiary of Millennium (“Millennium Merger Sub”).

RECITALS

A. Strategic Business Combination. Millennium and Lyondell have determined to engage in a strategic business combination by implementing the Merger.

B. Advisability of the Transactions Contemplated Hereby. The respective Boards of Directors of Millennium and Lyondell and the sole member of Millennium Merger Sub have each determined that it is advisable to and in the best interests of their respective stockholders and member that the Merger shall be consummated, as hereinafter provided.

C. Intended U.S. Tax Consequences. The parties to this Agreement intend to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Millennium Merger Sub shall be merged with and into Millennium (the “Merger”), and the separate corporate existence of Millennium Merger Sub shall thereupon cease. Millennium shall be the surviving entity in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and shall continue to be governed by the laws of the State of Delaware.

(b) Prior to the Closing, Millennium shall prepare, and as soon as practicable on the Closing Date shall cause a certificate of merger meeting the requirements of Section 264 of the DGCL and Section 18-209 of the DLLCA (the “Delaware Certificate”) to be properly acknowledged, executed and filed in accordance with such section and the other applicable provisions of the DGCL and the DLLCA.

(c) The Merger shall become effective at such time as the Delaware Certificate is duly filed with the Secretary of State of the State of Delaware, or at such other time as Millennium and Lyondell shall have agreed upon and designated in the Delaware Certificate as the effective time of the Merger (such time at which the Merger shall have become effective is herein referred to as the “Effective Time”).

(d) The Merger shall have the effects specified herein and in the DGCL, including Section 259 thereof, and in the DLLCA, including Section 18-209 thereof.

*	On April 15, 2004, the name of Aries Subsidiary LLC was changed to “Millennium Subsidiary LLC.”

Section 1.2 Exchange of Certain Certificates.

(a) Immediately prior to the Effective Time, Lyondell shall purchase from Millennium, and Millennium shall issue and deliver to Lyondell, one validly issued, fully paid and nonassessable share of Millennium’s Series A preferred stock, par value $0.01, with the powers, designations, preferences and rights thereof as set forth in the form of the Certificate of Designations attached hereto as Exhibit 1.2 (the “Millennium Preferred Share”), in exchange for such number of validly issued, fully paid and nonassessable shares of Lyondell’s common stock, par value $1.00 per share (“Lyondell Common Stock”), as is equal to $1,000 divided by the Daily Average Price of Lyondell Common Stock, rounded up to the nearest whole share. The shares of Lyondell Common Stock delivered to Millennium as payment for the Millennium Preferred Share are herein referred to as the “Lyondell Initial Shares.” Prior to the issuance and delivery of the Millennium Preferred Share, Millennium shall file with the Secretary of State of the State of Delaware a Certificate of Designations substantially in the form of the Certificate of Designations attached hereto as Exhibit 1.2. Any certificate representing the Millennium Preferred Share shall bear the following legend:

THE SHARE REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SUCH SHARE MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION AND THAT SUCH REGISTRATION IS NOT REQUIRED.

(b) In accordance with Section 202 of the DGCL, the Lyondell Initial Shares shall be restricted and (i) shall not be owned by any Person other than Millennium or Lyondell and (ii) shall not be transferred to any Person, except that automatically at the Effective Time the Lyondell Initial Shares shall be transferred to Lyondell. All certificates representing the Lyondell Initial Shares shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED AND (I) SHALL NOT BE OWNED BY ANY PERSON OTHER THAN MILLENNIUM CHEMICALS INC. OR LYONDELL CHEMICAL COMPANY AND (II) SHALL NOT BE TRANSFERRED EXCEPT AS PROVIDED IN THIS LEGEND. AT THE EFFECTIVE TIME OF THE MERGER OF ARIES SUBSIDIARY LLC WITH AND INTO MILLENNIUM CHEMICALS INC.

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED MARCH 28, 2004, AMONG LYONDELL CHEMICAL COMPANY, MILLENNIUM CHEMICALS INC. AND ARIES SUBSIDIARY LLC, THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL AUTOMATICALLY BE TRANSFERRED TO LYONDELL CHEMICAL COMPANY.

Section 1.3 The Closing. Upon the terms and subject to the conditions of this Agreement, the closing (the “Closing”) of the Merger shall take place (a) at the offices of Baker Botts L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002, at 9:00 a.m., local time, on the first business day immediately following the first day on which all of the conditions set forth in Section 8.1 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or (b) at such other time, date or place as Millennium and Lyondell may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2

ORGANIZATIONAL DOCUMENTS OF THE SURVIVING ENTITY

Section 2.1 Charter of the Surviving Entity. As of the Effective Time, the certificate of incorporation of Millennium as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety in the form attached hereto as Exhibit 2.1, and, as so amended, shall be the certificate of incorporation of the Surviving Entity (the “Charter”), until duly amended as provided therein or in accordance with Applicable Law.

Section 2.2 Bylaws of the Surviving Entity. As of the Effective Time, the bylaws of Millennium as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity (the “Bylaws”), until duly amended as provided therein or in accordance with Applicable Law.

ARTICLE 3

OFFICERS AND DIRECTORS OF THE SURVIVING ENTITY AND

ADDITIONAL DIRECTORS OF LYONDELL

Section 3.1 Directors of the Surviving Entity. Prior to the Effective Time, Millennium shall take all action necessary (i) to cause Lyondell’s designees to be elected or appointed to the Board of Directors of Millennium (the “Millennium Board”) effective as of the Effective Time, and (ii) to obtain the resignations of all other directors of Millennium effective as of the Effective Time.

Section 3.2 Officers of the Surviving Entity. As of the Effective Time, the officers of Millennium immediately prior to the Effective Time shall be the officers of the Surviving Entity as of the Effective Time until their successors are duly elected or appointed or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 3.3 Additional Directors of Lyondell. Prior to the Effective Time, the Board of Directors of Lyondell (the “Lyondell Board”) shall take all necessary action to appoint two current members of the Millennium Board as additional members of the Lyondell Board effective as of the Effective Time. The members of the Millennium Board to be appointed to the Lyondell Board will be determined by the Lyondell Board after consultation with the Millennium Board. From and after the Effective Time, each such person shall serve as a director of Lyondell until such person’s successor is duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Lyondell.

ARTICLE 4

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 4.1 Effect on Capital Stock of Millennium. As of the Effective Time, by virtue of the Merger, and without any further action by Millennium, Millennium Merger Sub or Lyondell or by the holders of any securities of Millennium, Millennium Merger Sub or Lyondell:

(a) Merger Consideration. Each issued and outstanding share of Millennium Common Stock (other than shares of Millennium Common Stock addressed in Sections 4.1(c) or 4.1(d)) shall automatically be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of Lyondell Common Stock as is equal to the Merger Consideration. As of the Effective Time, all such shares of Millennium Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented such shares of Millennium Common Stock (the “Millennium Certificates”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(b) Effect on the Millennium Preferred Share. The Millennium Preferred Share issued and outstanding immediately prior to the Effective Time shall automatically be converted into the number of shares of common stock of the Surviving Entity as is equal to that number of shares of Millennium Common Stock that are converted into the right to receive shares of Lyondell Common Stock in the Merger.

(c) Cancellation of Millennium Common Stock Owned by Lyondell. Each share of Millennium Common Stock that is owned directly by Lyondell or its Subsidiaries immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Effect on Millennium Treasury Stock. Each share of Millennium’s common stock, par value $0.01 per share (the “Millennium Common Stock”), that is owned directly by Millennium immediately prior to the Effective Time and is not held on behalf of any third party shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Millennium Common Stock that is owned directly by any Subsidiary of Millennium immediately prior to the Effective Time and is not held on behalf of any third party shall, at the written election of Lyondell delivered to Millennium, (i) automatically be canceled and shall cease to exist, in which case no consideration shall be delivered in exchange therefor, (ii) remain outstanding as a share of common stock of the Surviving Entity, or (iii) be converted into and exchanged for such other shares of capital stock of the Surviving Entity as Lyondell may direct. Lyondell shall submit to Millennium, for its consent, a proposal as to the election to be made by Lyondell and any associated internal restructuring relating to the ownership by Subsidiaries of Millennium of capital stock of Millennium (including distributions of Millennium Common Stock by Subsidiaries of Millennium or conversions or mergers of such Subsidiaries). The consent of Millennium to such proposal may not be unreasonably withheld. Lyondell and Millennium shall consult and cooperate with each other in good faith in developing and implementing such proposal. If Lyondell fails to submit such a proposal to Millennium sufficiently prior to the satisfaction of all conditions in Article 8 to permit implementation prior to the Effective Time, then, immediately prior to the Effective Time, Millennium shall effect a series of mergers that merge each Subsidiary that directly owns any Millennium Common Stock, and any intermediate Subsidiary between such Subsidiary and Millennium, into Millennium, so that immediately prior to the Effective Time the Millennium Common Stock theretofore owned by any such Subsidiary is directly owned by Millennium.

(e) Conversion of Millennium Stock Options.

(i) Millennium and Lyondell shall take all action reasonably necessary so that each option to purchase shares of Millennium Common Stock (the “Millennium Stock Options”) outstanding under the Millennium 2001 Omnibus Incentive Plan and the Millennium Long Term Stock Incentive Plan (the “Millennium Stock Plans”) immediately prior to the Effective Time shall be converted automatically at the Effective Time into an option to purchase a number of shares of Lyondell Common Stock (a “Converted Option”) equal to the number of shares of Millennium Common Stock subject to such Millennium Stock Option multiplied by the Exchange Ratio; provided, however, that any fractional share resulting from such multiplication shall be rounded to the nearest whole share. Each Converted Option shall be fully vested as of the Effective Time and the exercise price per share of each Converted Option shall equal the exercise price per share of such Millennium Stock Option divided by the Exchange Ratio; provided, however, that such exercise price shall be rounded to the nearest whole cent. Notwithstanding the foregoing, each Millennium Stock Option which is intended to be an “incentive stock option” (as defined under Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. Millennium and Lyondell shall not provide for the purchase of a Converted Option pursuant to Section 13.1 of the Millennium Long Term Stock Incentive Plan in connection with the Merger.

(ii) As of the Effective Time, Lyondell shall assume the obligations of Millennium under the Millennium Stock Plans, shall assume such plans for purposes of employing such plans to make grants of stock options and other awards based on Lyondell Common Stock following the Merger, and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Lyondell Common Stock for delivery upon exercise of the Converted Options. Lyondell shall use commercially reasonable efforts to cause the registration of the shares of Lyondell Common Stock subject to the Converted Options, to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, with respect to the shares of Lyondell Common Stock subject to the Converted Options, no later than the Effective Time. Thereafter, to the extent required by law, Lyondell shall deliver to holders of Converted Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options remain outstanding. Millennium will make available to Lyondell a true and complete list of all outstanding Millennium Stock Options.

(iii) With respect to those individuals, if any, who subsequent to the Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Lyondell shall use all reasonable efforts to administer or cause to be administered the Millennium Stock Plans assumed pursuant to this Section 4.1 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Millennium Stock Plans complied with such rule prior to the Merger.

(iv) As soon as practicable after the Effective Time, Lyondell shall deliver or cause to be delivered to each holder of Converted Options an appropriate notice setting forth such holder’s rights pursuant to any Millennium Stock Plans, after giving effect to the transactions contemplated hereby.

(f) Convertible Debentures. Effective upon consummation of the Merger, Lyondell shall execute and deliver a supplemental indenture whereby it shall agree to be bound by the conversion provisions of Millennium’s 4% Convertible Senior Debentures due 2023 (the “Convertible Debentures”) and take all other action necessary, such that following the Effective Time, each outstanding Convertible Debenture will be convertible into the Merger Consideration which the holder thereof would have had the right to receive if such Convertible Debenture had been converted into Millennium Common Stock immediately prior to the Effective Time.

(g) Effect on the Membership Interests of Millennium Merger Sub. As of the Effective Time, each membership interest of Millennium Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 4.2 Merger Consideration. The “Merger Consideration” shall equal the number of shares of Lyondell Common Stock determined as follows (the resulting number of shares of Lyondell Common Stock so issuable in exchange for one share of Millennium Common Stock, the “Exchange Ratio”); if the Daily Average Price of Lyondell Common Stock:

(a) is greater than or equal to $20.50, the Merger Consideration shall be 0.95 shares of Lyondell Common Stock.

(b) is less than $20.50 and greater than $16.50, the Merger Consideration shall be the number of shares of Lyondell Common Stock determined by the following formula:

1.4625 – (0.025 x Daily Average Price).

(c) is less than or equal to $16.50, the Merger Consideration shall be 1.05 shares of Lyondell Common Stock.

“Daily Average Price” shall mean the average of the Daily Prices for the 20 consecutive Trading Days ending on the third Trading Day immediately prior to the Closing Date.

“Daily Price” shall mean, on any Trading Day, the volume weighted average price (calculated to the nearest thousandth) of Lyondell Common Stock on such day for sales conducted regular way on the New York Stock Exchange, Inc. (the “NYSE”), as such volume weighted average price is calculated on the VAP screen on the Bloomberg Professional™ Service and shown as VWAP for such period or, if not calculated thereby, another authoritative source.

“Trading Day” shall mean any day on which the NYSE is open for trading.

Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time with the consent of the other party, the outstanding shares of Lyondell Common Stock or Millennium Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction (other than pursuant to a transaction expressly contemplated by this Agreement), the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 4.3 Exchange of Certificates.

(a) Exchange Agent. As of the Closing Date, Lyondell shall enter into an agreement with American Stock Transfer & Trust Company (the “Exchange Agent”), which shall provide that Lyondell shall deposit with the Exchange Agent, for the benefit of the holders of Millennium Common Stock, for exchange in accordance with this Article 4, through the Exchange Agent, certificates representing shares of Lyondell Common Stock (the “Lyondell Certificates”) representing the aggregate number of shares of Lyondell Common Stock issuable upon conversion of the issued and outstanding shares of Millennium Common Stock pursuant to Section 4.1 (such shares of Lyondell Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Millennium Certificate (each a “Certificate”) whose shares have been converted into the right to receive shares of Lyondell Common Stock pursuant to Section 4.1 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Millennium and Lyondell may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates and for receipt of the Lyondell Certificates to which such holder is entitled set forth in this Article 4. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive a Lyondell Certificate representing that number of shares of Lyondell Common Stock which such holder has the right to receive pursuant to the provisions of this Article 4, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Millennium Common Stock not registered in the transfer records of Millennium, a Lyondell Certificate representing the proper number of shares of Lyondell Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other non-income taxes required by reason of the issuance of shares of Lyondell Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Lyondell that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender Lyondell Certificates representing the number of shares of Lyondell Common Stock which the holder has the right to receive pursuant to this Article 4.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Lyondell Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Lyondell Common Stock issuable to such holder hereunder and no cash payment for fractional shares shall be paid to any such holder pursuant to Section 4.3(d), in each case until the surrender of such Certificate in accordance with this Article 4. All such dividends and other distributions shall be paid by Lyondell to the Exchange Agent and shall be included in the Exchange Fund. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of a Lyondell Certificate representing shares of Lyondell Common Stock issued in the Merger (i) at the time of such surrender, the amount of any cash payable for a fractional share of Lyondell Common Stock to which such holder is entitled pursuant to Section 4.3(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Lyondell Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Lyondell Common Stock. Lyondell shall make available to the

Exchange Agent for these purposes, as necessary, cash and other property, if any, to which the holder may be entitled. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 4.

(d) Fractional Shares. No certificates representing fractional shares of Lyondell Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article 4, and, except as provided in this Section 4.3(d), no dividend or other distribution shall relate to any such fractional security. In lieu of any fractional security, each holder of shares of Millennium Common Stock who would otherwise have been entitled to a fraction of a share of Lyondell Common Stock pursuant to this Article 4 will be paid an amount in cash (without interest) equal to such holder’s proportionate interest in the sum of (i) the net proceeds from the sale or sales by the Exchange Agent in accordance with the provisions of this Section 4.3(d), on behalf of all such holders, of the Excess Securities and (ii) the aggregate dividends or other distributions that are payable with respect to such Excess Securities pursuant to Section 4.3(c) (such dividends and distributions being herein called the “Fractional Dividends”). As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of whole shares of Lyondell Common Stock into which the Millennium Common Stock was converted pursuant to Section 4.1(a) over (y) the aggregate number of whole shares of Lyondell Common Stock to which the former holders of Millennium Common Stock are entitled pursuant to Section 4.1(a) (such excess being herein called the “Excess Securities”) and the Exchange Agent, as agent for the former holders of Millennium Common Stock, shall sell the Excess Securities at the prevailing prices on the NYSE. The sale of the Excess Securities by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall deduct from the proceeds of sale of the Excess Securities all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Securities. Until the net proceeds of such sale of Excess Securities and the Fractional Dividends have been distributed to the former stockholders of Millennium, the Exchange Agent will hold such proceeds and dividends in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of Millennium for any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

(e) No Further Ownership Rights in Millennium Common Stock. All shares of Lyondell Common Stock represented by the Lyondell Certificates delivered upon the surrender of Certificates in accordance with the terms of this Article 4 (including any cash or other property delivered pursuant to this Article 4) shall be deemed to have been issued (and delivered) in full satisfaction of all rights pertaining to the shares of Millennium Common Stock previously owned by the holders of such Certificates, subject, however, to the Surviving Entity’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made by Millennium on such shares of Millennium Common Stock which remain unpaid at the Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund and any cash for fractional shares of Lyondell Common Stock made available to the Exchange Agent which remain undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Lyondell, and any holders of the Certificates who have not theretofore complied with this Article 4 shall thereafter look only to Lyondell for payment of their claim for Merger Consideration, cash for fractional shares, and any dividends or distributions with respect to shares of Lyondell Common Stock.

(g) No Liability. None of Lyondell, Millennium, Millennium Merger Sub or the Exchange Agent shall be liable to any person in respect of any shares of Lyondell Common Stock (or dividends or distributions with respect thereto) or cash or other property from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to such earlier date on which any Merger Consideration, any cash or other property delivered to the holder of such Certificate pursuant to this Article 4 or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental body or authority, any Merger Consideration, cash and dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Lyondell, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Lyondell, on a daily basis. Any interest and other income resulting from such investments shall be paid to Lyondell; provided, however, that no such investment or loss shall affect the amounts payable to any holder of a Certificate.

(i) Exchanges by Affiliates. Notwithstanding anything in this Agreement to the contrary, any shares of Lyondell Common Stock and Lyondell Certificates therefor issued to affiliates of Millennium as a result of the Merger shall be subject to the restrictions on transfer described in Section 7.13 and Exhibit 7.13, and such shares shall bear restrictive legends as described in Exhibit 7.13.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Lyondell, the posting by such person of a bond in such reasonable amount as Lyondell may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver upon receipt of such lost, stolen or destroyed Certificate Lyondell Certificates representing the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Lyondell Common Stock deliverable in respect thereof, pursuant to this Agreement.

(k) Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Millennium Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state or foreign tax law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Millennium Common Stock. If withholding is required from shares of Lyondell Common Stock, the Exchange Agent shall sell in the open market such shares of Lyondell Common Stock as is necessary to satisfy such withholding obligation and shall pay such cash proceeds to the appropriate taxing authority.

Section 4.4 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Millennium Common Stock in connection with the Merger.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF MILLENNIUM

Except as set forth in (i) the Millennium Annual Report on Form 10-K for the year ended December 31, 2003 (excluding the documents filed as exhibits thereto to the extent that the information is only set forth in such exhibit) (the “Millennium 2003 10-K”) or (ii) the disclosure letter delivered to Lyondell by Millennium at or prior to the execution hereof (the “Millennium Disclosure Letter”) and which either makes reference to the particular subsection of this Agreement to which exception is being taken or for which the disclosure in the Millennium Disclosure Letter is sufficiently obvious on its face to give Lyondell reasonable notice that it applies as an exception to another representation and warranty in this Article 5, Millennium represents and warrants to Lyondell the following:

Section 5.1 Existence; Good Standing; Corporate Authority. Millennium is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Millennium is duly qualified to do business and, to the extent such concept or similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified does not and is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. Millennium has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Millennium’s restated certificate of incorporation and bylaws previously made available to Lyondell are true and correct and contain all amendments as of the date hereof.

Section 5.2 Authorization, Validity and Effect of Agreements; Recommendation. Millennium has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will become a party and to consummate the transactions this Agreement and those other agreements and documents contemplate. The consummation by Millennium of the transactions contemplated hereby has been duly authorized by all requisite corporate action on behalf of Millennium, other than the approvals referred to in Section 5.20. Millennium has duly executed and delivered this Agreement. This Agreement constitutes a valid and legally binding obligation of Millennium, enforceable against Millennium in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 5.3 Exemption from Section 203; Charter and Bylaws. The Board of Directors of each of Millennium and Millennium Merger Sub has taken all appropriate and necessary actions exempting this Agreement and the transactions contemplated hereby from (i) the restrictions on “business combinations” set forth in Section 203 of the DGCL and (ii) any other applicable takeover law restricting or purporting to restrict business combinations. No anti-takeover provision contained in the charter or bylaws of Millennium or Millennium Merger Sub is, or at the Effective Time will be, applicable to the transactions contemplated hereby.

Section 5.4 Capitalization. As of the date hereof, the authorized Millennium Common Stock consists of 225,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of March 17, 2004, 77,896,586 shares of Millennium Common Stock were issued and outstanding, of which 12,861,460 were held by Millennium US Op. Co., LLC and treated as treasury shares in the consolidated financial statements of Millennium, and no shares of preferred stock were issued and outstanding. Between March 17, 2004 and the date of this Agreement, no more than 10,000 shares of Millennium Common Stock have been issued and, except as provided in Section 1.2, no shares of preferred stock have been issued. All of the outstanding shares of Millennium Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Other than shares of Millennium capital stock reserved for issuance upon conversion of the Convertible Debentures, pursuant to Millennium’s Long Term Stock Incentive Plan, Millennium’s Long Term Incentive Plan, Millennium’s Executive Long Term Incentive Plan and Millennium’s Omnibus Plan (collectively, the “Millennium Plans”), Millennium has no shares of Millennium Common Stock or preferred stock or other shares of capital stock reserved for or otherwise subject to issuance, except as provided in Section 1.2. As of March 17, 2004, there were not more than 2,645,345 shares of Millennium Common Stock that Millennium was obligated to issue pursuant to Millennium Plans. Except pursuant to the Millennium Plans or the Convertible Debentures or as set forth above, there are no preemptive or other outstanding rights, options, warrants, calls, subscriptions, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue, transfer or sell any shares of capital stock or other voting securities of Millennium or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than the Convertible Debentures, Millennium has no outstanding bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities the holders of which have the right to vote) with the stockholders of Millennium on any matter. Other than as set forth above, no shares of Millennium Common Stock are held by a Subsidiary of Millennium. Section 5.4 of the Millennium Disclosure Letter sets forth a list of (i) all outstanding options and warrants of Millennium as of the date hereof together with all applicable exercise or strike prices, vesting and termination dates of such options and warrants and (ii) all shares of restricted stock outstanding and the vesting dates of such restricted stock.

Section 5.5 Subsidiaries. Each of Millennium’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Millennium Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Millennium’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Millennium free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”).

Section 5.6 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Millennium Material Adverse Effect:

(a) Neither Millennium nor any Subsidiary of Millennium is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention or governmental certification requirement, U.S. or non-U.S. (collectively, “Applicable Laws”), and no claim is pending or, to the knowledge of Millennium, threatened with respect to any such matters.

(b) No investigation or review by any Governmental Entity with respect to Millennium or any of its Subsidiaries is pending or, to the knowledge of Millennium, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(c) To the knowledge of Millennium, no material change is required in its or any of its Subsidiaries’ processes, properties or procedures in connection with any such Applicable Laws, and it has not received any notice or communication of any material noncompliance with any such Applicable Laws that has not been cured as of the date of this Agreement.

(d) Millennium and each Subsidiary of Millennium hold all material permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the “Millennium Permits”). All Millennium Permits are in full force and effect and there exists no default thereunder or breach thereof, and Millennium has no notice or knowledge that such Millennium Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given notice of, or to the knowledge of Millennium threatened to give notice of or to take, any action to terminate, cancel or reform any Millennium Permit.

(e) Millennium and each Subsidiary of Millennium possess all material permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Millennium Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of Millennium, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to Millennium Real Property.

Section 5.7 No Conflict. Neither the execution and delivery by Millennium of this Agreement nor the consummation by Millennium of the Merger in accordance with the terms of this Agreement will:

(a) (i) subject to the approvals referred to in Section 5.20, conflict with or result in a breach or violation of, or default under any provisions of its certificate of incorporation or bylaws, (ii) conflict with or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws or comparable governing instruments of any of its Subsidiaries, (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Millennium or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Millennium or any of its Subsidiaries is a party, or by which Millennium or any of its Subsidiaries or any of its or their properties is bound or affected or (iv) subject to the filings and other matters referred to in Section 5.7(c), contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Millennium or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect;

(b) result in any “change of control” or similar event or circumstance under (i) the terms of any Millennium Material Contract or under any contract or plan under which any employees, officers or directors of Millennium or any of its Subsidiaries are entitled to payments or benefits, which gives rise to rights or benefits not otherwise available absent such change of control or similar event or (ii) any Millennium Permit; or

(c) require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, court, agency, commission, body or other governmental entity (“Governmental Entity”), other than the filings or notices (i) specifically referenced in Section 1.1, (ii) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”) or (iii) under applicable state securities and “Blue Sky” laws or applicable non-U.S. competition, antitrust or premerger notification laws ((i), (ii) and (iii) collectively, the “Millennium Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make does not and is not reasonably likely to have a Millennium Material Adverse Effect or substantially impair or delay the consummation of the transactions contemplated hereby.

Section 5.8 SEC Documents.

(a) Millennium has timely filed with the Securities and Exchange Commission (the “SEC”) all documents required to be so filed by it in the preceding twelve months pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act. Millennium and its Subsidiaries have filed with the SEC all documents required to be so filed by them in the preceding three fiscal years and during 2004 pursuant to Section 13(a) of the Exchange Act without regard to Rule 12b-25. Millennium has made available to Lyondell each registration statement, report, proxy statement or information statement (other than preliminary materials) it or its Subsidiaries have so filed in the preceding three fiscal years and during 2004, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Millennium Reports”). As of its respective date, each Millennium Report (i) complied in all material respects in accordance with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into Millennium Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Millennium and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into Millennium Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Millennium and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q and Regulation S-X of the SEC and (y) normal year-end audit adjustments), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein, except for such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders equity, if any, as have been modified or restated and have been included in subsequent filings with the SEC prior to the date hereof.

(b) Except as and to the extent set forth on the consolidated balance sheet of Millennium and its Subsidiaries included in the Millennium 2003 10-K, including all notes thereto, as of the date of such balance sheet, neither Millennium nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, the balance sheet of Millennium or in the notes thereto prepared in accordance with U.S. generally accepted accounting principles consistently applied, other than liabilities or obligations which do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect.

(c) The Chief Executive Officer and Chief Financial Officer of Millennium have made all certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC; such certifications are complete and correct, contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and Millennium is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable effective listing and corporate governance rules of the NYSE. Neither Millennium nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing or submission of the certifications required by the Sarbanes-Oxley Act and made by its Chief Executive Officer and Chief Financial Officer.

(d) Millennium has in place the “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Millennium to engage in the review and evaluation process mandated by the Exchange Act. Millennium’s disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Millennium in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Millennium’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Millennium referenced in Section 5.8(c).

(e) Millennium and its Subsidiaries maintain accurate books and records reflecting in all material respects its assets and liabilities and maintain proper and adequate internal accounting controls.

(f) Neither Millennium nor its Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Millennium. No loan or extension of credit is maintained by Millennium or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 5.9 Litigation. There are no actions, suits, investigations, inquiries or other proceedings pending against Millennium or any of its Subsidiaries or, to Millennium’s knowledge, threatened against Millennium or any of its Subsidiaries, at law or in equity or in any arbitration or similar actions, suits, investigations, inquiries or other proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, or any new development in any such existing actions, suits, investigations, inquiries or other proceedings, that are reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. Except as set forth in the footnotes to the balance sheet of Millennium and its subsidiaries included in the Millennium 2003 10-K, the liabilities that are reasonably likely to be incurred by Millennium in such actions, suits, investigations, inquiries or other proceedings do not exceed the reserves included in such balance sheet by an amount which is reasonably likely to have a Millennium Material Adverse Effect.

Section 5.10 Absence of Certain Changes. Since December 31, 2003, there has not been: (i) any event or occurrence that has had or is reasonably likely to have a Millennium Material Adverse Effect; (ii) any change by Millennium or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, except as required by U.S. generally accepted accounting principles; (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Millennium or any redemption, purchase or other acquisition of any of its securities; (iv) any split, combination or reclassification of any capital stock of Millennium or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; (v) any granting, or any commitment or promise to grant, by Millennium or any of its Subsidiaries to any officer of Millennium or any of its Subsidiaries of (A) any increase in compensation, except, with respect to officers of Millennium’s Subsidiaries or as required by employment agreements in effect as of December 31, 2003 or (B) any increase in severance or termination pay, except as part of a standard employment package to any person promoted or hired other than one of the five most highly compensated executive officers of Millennium, or as employment, severance or termination agreements in effect as of December 31, 2003 required; (vi) any entry by Millennium or any of its Subsidiaries into any employment, severance or termination agreement with any officer of Millennium or any of its Subsidiaries; (vii) any entry into, or amendment of any collective bargaining agreement or similar labor arrangement by Millennium and its Subsidiaries; (viii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Millennium Benefit Plan, except in accordance with the pre-existing terms of that Millennium Benefit Plan, any establishment of, or any commitment or promise to establish, any new Millennium Benefit Plan, any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or, except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards; (ix) any damage to or any destruction or loss of physical properties Millennium or any of its Subsidiaries owns or uses, whether or not covered by insurance, that in the aggregate has had or are reasonably likely to have a Millennium Material Adverse Effect; or (x) any reevaluations by Millennium or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Millennium will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them. Since December 31, 2003, Millennium and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such business.

Section 5.11 Taxes. Except for such matters as relate to items as reported on the United States federal income tax returns of Equistar Chemicals, LP or, individually or in the aggregate, do not or are not reasonably likely to have a Millennium Material Adverse Effect:

(a) Each of Millennium and its Subsidiaries has duly and timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes shown as due by any of Millennium and its Subsidiaries on such Tax Returns have been paid. None of Millennium and its Subsidiaries currently is the beneficiary of any extension of time within which to file any United States federal Tax Return or, to the knowledge of Millennium, any other Tax Return. No claim has been made in writing within the previous five years by an authority in a jurisdiction where any of Millennium and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Each of Millennium and its Subsidiaries has complied in all material respects with laws relating to the withholding of Taxes from amounts owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) The unpaid Taxes of Millennium and its Subsidiaries (i) did not, as of the date of the most recent balance sheet included in the most recent Millennium 2003 10-K containing historical financial statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such most recent balance sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Millennium and its Subsidiaries in filing their Tax Returns, in either case by more than 20%. The federal income Tax Returns of Millennium and each of its Subsidiaries have been examined by and settled with the Internal Revenue Service (or the applicable statute of limitations has expired) for all years through September 1992. No assessed amounts remain unpaid.

(d) No audit or other administrative or court proceedings are pending and no written notice thereof has been received in the United States, the United Kingdom or, to the knowledge of Millennium, any other jurisdiction with respect to Taxes of Millennium or any of its Subsidiaries.

(e) None of Millennium and its Subsidiaries has waived any statute of limitations in respect of federal income taxes or agreed to any extension of time with respect to a federal income tax assessment or deficiency, other than waivers or extensions that are no longer in effect.

(f) None of Millennium and its Subsidiaries is a party to any Tax allocation or sharing agreement.

(g) Section 5.11(g) of the Millennium Disclosure Letter sets forth the following information with respect to each of Millennium and its Subsidiaries as of the most recent practicable date for both United States income tax purposes and foreign tax purposes where applicable: (i) the amount (if any) of net operating loss, net capital loss, alternative minimum tax net operating loss, alternative minimum tax net capital loss, and unused alternative minimum tax credit, including the year or years in which each such attribute arose, and (ii) the amount of any deferred gain or loss allocable to Millennium or Subsidiary arising out of any intercompany transaction, within the meaning of U.S. Treas. Reg. § 1.1502-13. No Tax Return filed by Millennium and its Subsidiaries shows any limitation on the use of any attribute described in clause (i) of the preceding sentence arising under Section 382 of the Code, except in connection with the acquisition of Quantum Chemical Corporation.

(h) None of Millennium and its Subsidiaries has paid, or is obligated to make any payments in connection with the Merger (including severance payments that may become payable upon an employee’s termination of employment following the Merger) that could reasonably be expected to be nondeductible under Section 280G of the Code.

(i) Neither Millennium nor any of its Subsidiaries has constituted either a distributing corporation or a controlled corporation (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the last two years.

(j) None of Millennium and its Subsidiaries is a party to a gain recognition agreement under U.S. Treasury Reg. § 1.367(a)-8.

(k) Millennium does not have outstanding any stock within the meaning of Section 368(a)(1)(B) of the Code except Millennium Common Stock. Section 5.11(k) of the Millennium Disclosure Letter sets forth, by holder, the number of shares of Millennium Common Stock which were issued in connection with the performance of services, within the meaning of Section 83 of the Code, and which are subject to a substantial risk of forfeiture, within the meaning of that section.

(l) None of Millennium and its Subsidiaries will be required to include any adjustment in taxable income under Section 481 of the Code (or any similar provision of state or, to the knowledge of Millennium, local or foreign law) as a result of or after consummation of the Merger by reason of transactions, events or accounting methods arising or employed prior to the Closing.

(m) None of Millennium or any of its Subsidiaries has been a party to any transaction described in Section 707(a)(2)(B) or the related U.S. Treasury Regulations in the current calendar year or any of the four preceding calendar years.

(n) Millennium has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code within the last five years.

(o) No Subsidiary of Millennium is a “Section 1291 fund,” within the meaning of Proposed U.S. Treas. Reg. § 1.1291-1(b)(2)(v).

(p) None of Millennium and its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the affiliated groups (x) the common parent of which is Millennium and (y) the common parent of which was a corporation which is now a Millennium Subsidiary), since December 31, 1992.

(q) Neither Millennium nor any of its Subsidiaries has consummated, has participated in, or is currently participating in any transaction which was or is a “listed transaction” as defined in the U.S. Treasury Regulations promulgated under section 6011 of the Code.

(r) Millennium has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(s) None of Millennium and its Subsidiaries is a party to, or has a request pending for, any advance pricing agreement under Internal Revenue Service Revenue Procedure 96-53, 1996-2 C.B. 3.

(t) Neither Millennium nor any of the Millennium Subsidiaries knows of any fact, or has taken any action or has failed to take any action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(u) For purposes of this Section 5.11 and Sections 6.11, 7.1(l) and 7.20, the following terms have the meanings given them below:

(i) “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(ii) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 5.12 Employee Benefit Plans.

(a) Section 5.12 of the Millennium Disclosure Letter contains a list of all Millennium Benefit Plans. The term “Millennium Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Millennium or any of its Subsidiaries, to which Millennium or any of its Subsidiaries is a party or is required to provide benefits under Applicable Law or in which any person who is currently, has been or, prior to the Effective Time, is expected to become an employee of Millennium is a participant. Upon the written request of Lyondell, Millennium will provide to Lyondell true and complete copies of Millennium Benefit Plans and, if applicable, the most recent trust agreements and summary plan descriptions for each such plan. Millennium has also previously made available to Lyondell with respect to each such plan and any related trust (i) true and correct copies of correspondence with governmental entities and Forms 5500, and (ii) copies of all actuarial statements, funding statements and financial statements, in each case with respect to the past two calendar years and during 2004 to the date of this Agreement.

(b) With respect to each Millennium Benefit Plan (other than any Foreign Plan), except as for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Millennium Material Adverse Effect:

(i) all applicable reporting and disclosure requirements have been met with respect to Millennium Benefit Plans;

(ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to Millennium Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived;

(iii) to the extent applicable, Millennium Benefit Plans comply and have complied with the requirements of ERISA, the Code, other Applicable Law, with the regulations of any applicable jurisdiction, with any existing Governmental Entities and with the operative documents for each such plan;

(iv) any Millennium Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS;

(v) all Millennium Benefit Plans have been maintained and operated in accordance with their terms, and, to Millennium’s knowledge, there are no breaches of fiduciary duty in connection with Millennium Benefit Plans;

(vi) there are no pending or, to Millennium’s knowledge, threatened claims against or otherwise involving any Millennium Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Millennium Benefit Plan activities) has been brought against or with respect to any such Millennium Benefit Plan;

(vii) there are no pending audits or investigations by any Governmental Entity involving any Millennium Benefit Plan;

(viii) all material contributions required to be made as of the date hereof to Millennium Benefit Plans have been made or provided for;

(ix) Millennium has not engaged in a transaction with respect to any Millennium Benefit Plan for which it could be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code;

(x) with respect to Millennium Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Millennium, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Millennium or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “Millennium ERISA Affiliate”), (i) neither Millennium nor any of its Subsidiaries has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom, and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; and

(xi) All individuals who performed any compensatory services for Millennium or any Subsidiary of Millennium, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding taxes and eligibility to participate in, and coverage under, any Millennium Benefit Plan.

(c) Neither Millennium nor any of its Subsidiaries nor any Millennium ERISA Affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA, or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(d) No Millennium Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Millennium or any Subsidiary of Millennium for periods extending beyond their retirement date or other termination of service other than (i) coverage mandated by Applicable Law, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). Except with respect to Foreign Plans, each Millennium Benefit Plan which provides post-employment medical, surgical, hospitalization, death or similar benefits may be unilaterally amended or terminated by Millennium without material liability, except as to claims incurred prior to amendment or termination.

(e) The execution and delivery of this Agreement, and the consummation of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment becoming due to any employee, former employee or group of employees or former employees, of Millennium or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any Millennium Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) result in the incurrence or acceleration of any other obligation related to the Millennium Benefit Plans or to any employee, former employee or group of employees or former employees. The Millennium Disclosure Letter sets forth estimated amounts payable (as determined on or about March 27, 2004) in connection with any arrangements which are disclosed as an exception to the foregoing sentence other than any payments required to “gross-up” employees for excise taxes associated with excess parachute payments as defined in Section 280G of the Code. True and correct copies of all severance agreements or representative form thereof and employment agreements between Millennium or any of its Subsidiaries and any employee of Millennium or such Subsidiary other than non-U.S. employees have been made available to Lyondell.

(f) No stock or other security issued by Millennium or any of its Subsidiaries forms or has formed a part of the assets of any funded Millennium Benefit Plan.

(g) With respect to each Millennium Benefit Plan that is subject to the laws of a country other than the United States (a “Foreign Plan”), (i) each such Foreign Plan is in material compliance with all applicable laws and has been operated in accordance with its terms, (ii) all contributions required to have been made under such Foreign Plans have been timely made and all liabilities thereunder have been properly accrued on the most recent financial statements of Millennium and its Subsidiaries, (iii) there are no events that have occurred or could reasonably be expected to occur with respect to the Foreign Plans that, individually or in the aggregate, are reasonably likely to have a Millennium Material Adverse Effect, (iv) each Foreign Plan is either fully funded or a fully insured plan, and (v) subject to Applicable Law or the terms of an existing labor agreement, each Foreign Plan can be unilaterally terminated by the sponsoring employer at any time without liability other than for benefits accrued thereunder to the date of such termination.

Section 5.13 Labor Matters.

(a) As of the date of this Agreement, (i) neither Millennium nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization covering any employees of Millennium or any of its Subsidiaries, and (ii) to Millennium’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit or similar organization presently being made or threatened involving any employees of Millennium or any of its Subsidiaries.

(b) (i) Neither Millennium nor any Subsidiary of Millennium has received any written complaint of any material unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Millennium or any Subsidiary of Millennium or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no material unfair labor practice charges or other employee related complaints against Millennium or any Subsidiary of Millennium pending or, to the knowledge of Millennium threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.

(c) As of the Closing Date, (i) Millennium and each of its Subsidiaries operating in Europe shall have complied in all material respects with all applicable obligations under the national labor laws of any country in Europe, the European Union labor laws or any applicable collective bargaining agreements to inform and consult with the shop committee, workers’ council or other employee bodies of such Subsidiaries in connection with the Merger and the resulting change in control of such Subsidiaries and (ii) there shall be no dispute or complaint pending or, to the knowledge of Millennium threatened, with respect to any such information or consultation process.

Section 5.14 Environmental Matters.

(a) Millennium and each Subsidiary of Millennium has been and is in compliance with all applicable final and binding orders of any court, Governmental Entity or arbitration board or tribunal and any Applicable Law, ordinance, rule, regulation, permit or other legal requirement (including common law) related to human health, natural resources and the environment (“Environmental Laws”) except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Millennium, threatened against Millennium or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or, to the knowledge of Millennium or its Subsidiaries, former businesses, assets or properties of Millennium or any Subsidiary of Millennium, including on-site or off-site disposal, release, discharge or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) civil, criminal or administrative fines, penalties or injunctive relief.

(c) Neither Millennium nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Millennium Material Adverse Effect.

Section 5.15 Intellectual Property. Millennium and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that are reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. To the knowledge of Millennium, the conduct of Millennium’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others that are reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. To the knowledge of Millennium, there is no material infringement of any proprietary right owned by or licensed by or to Millennium or any of its Subsidiaries that is reasonably likely to have individually or in the aggregate, a Millennium Material Adverse Effect.

Section 5.16 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Entity has been issued or entered against Millennium or any Subsidiary of Millennium that continues to be in effect that affects the ownership or operation of any of their respective assets, and (ii) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Entity has been issued against Millennium or any Subsidiary of Millennium.

Section 5.17 Insurance.

(a) Section 5.17 of the Millennium Disclosure Letter sets forth a complete list of all material insurance policies maintained by Millennium and its Subsidiaries, including the name of the issuer, the amount and nature of the coverage, the amount of the premium and terms of the coverage. All such policies are in full force and effect as of the date of this Agreement and the premiums therefore are currently paid. Millennium and its Subsidiaries maintain insurance in such amounts and against such losses as are customary in the businesses conducted by Millennium prior to and as of the date hereof.

(b) To the knowledge of Millennium, no event relating specifically to Millennium or its Subsidiaries (as opposed to events generally affecting the segment or segments of the chemicals industry in which Millennium or any of its Subsidiaries operates or the insurance markets generally) has occurred that is reasonably likely, after the date of this Agreement, to result in a 10% increase in premiums under any material insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Millennium’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Millennium or any Subsidiary of Millennium during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by Millennium or any Subsidiary of Millennium to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Millennium or any Subsidiary of Millennium under any such excess liability or protection and indemnity insurance policies.

Section 5.18 No Brokers. Millennium has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Millennium or Lyondell to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Millennium has retained J.P. Morgan Securities Inc. and UBS Securities LLC as its financial advisors, the arrangements with each of which have been disclosed in writing to Lyondell prior to the date hereof.

Section 5.19 Opinions of Financial Advisors. The Millennium Board has received the opinion of J.P. Morgan Securities Inc. and the opinion of UBS Securities LLC, each to the effect that, as of the date of this

Agreement, the Exchange Ratio is fair from a financial point of view to the holders of Millennium Common Stock. A copy of each of the written opinion of J.P. Morgan Securities Inc. and the written opinion of UBS Securities LLC will be delivered to Lyondell as soon as practicable after the date of this Agreement.

Section 5.20 Vote Required. The only votes of the holders of any class or series of Millennium capital stock necessary to approve any transaction contemplated by this Agreement are the affirmative vote in favor of the adoption of this Agreement (the “Millennium Stockholder Approval Item”), of the holders of at least a majority of the outstanding shares of Millennium Common Stock.

Section 5.21 Title to Properties; Liens and Encumbrances. Except as is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect, Millennium and its Subsidiaries have defensible title to all of the properties and assets, both real and personal, tangible and intangible, that they purport to own, including the properties and assets reflected in the Millennium 2003 10-K, and they are not subject to any Lien, except routine statutory liens securing liabilities not yet due and payable and minor liens, encumbrances, restrictions, exceptions, reservations, limitations and other imperfections (but in no event liens securing indebtedness for borrowed money) that do not materially detract from the value of the specific asset affected or the present use of such asset and except Liens permitted pursuant to Section 6.01 of the Credit Agreement (the “Millennium Credit Agreement”), dated as of June 18, 2001, by and among Millennium America Inc., Millennium Inorganic Chemicals Limited, Millennium Chemicals Inc., Bank of America, N.A., The Chase Manhattan Bank and the other parties thereto, as amended (the “Millennium Permitted Liens”).

Section 5.22 Undisclosed Liabilities. Neither Millennium nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Millennium 2003 10-K (including the financial statements and all notes contained therein), (ii) are referred to in the Millennium Disclosure Letter or (iii) do not and are not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect.

Section 5.23 Certain Contracts.

(a) Section 5.23 of Millennium Disclosure Letter contains a list of all of the following contracts or agreements (other than those listed as an exhibit to the Millennium 2003 10-K) to which Millennium or any Subsidiary of Millennium is a party or by which any of them is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any material portion of their respective businesses is conducted; (ii) any supply or sales contracts of one year or greater remaining duration having an aggregate value, or involving payment by or to Millennium or any of its Subsidiaries of more than $25 million on an annual basis; (iii) any contract or agreement for Debt with a borrowing capacity or outstanding Debt of more than $25 million; (iv) any contract for the acquisition or disposition of a “business” (as such term is defined in Article 11-01(d) of Regulation S-X of the SEC, which acquisition or disposition had not been completed as of January 1, 2003; or (v) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts or agreements of the types described in clauses (i) through (v) being referred to herein as “Millennium Material Contracts”).

(b) Each Millennium Material Contract is in full force and effect (except, as of the Closing Date, those that expired by their terms between the date hereof and the Closing Date), and Millennium and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Millennium Material Contract, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have a Millennium Material Adverse Effect, neither Millennium nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Millennium, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Millennium Material Contract or (y) has received written notice of the desire of the other party or parties to any such Millennium Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Millennium Material Contract is enforceable by Millennium or a Subsidiary of Millennium in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability is not reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect.

Section 5.24 Capital Expenditure Program. Section 5.24 of the Millennium Disclosure Letter sets forth as of the date of this Agreement in all material respects for each of Millennium’s capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2004.

Section 5.25 Improper Payments. No bribes, kickbacks or other improper payments have been made by Millennium or any Subsidiary of Millennium or, to the knowledge of Millennium, any agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Millennium, nor any Subsidiary of Millennium nor, to the knowledge of Millennium, any agent of any of them has received any such payments from vendors, suppliers or other persons, where any such payment made or received is reasonably likely to have, individually or in the aggregate, a Millennium Material Adverse Effect.

Section 5.26 Stock Ownership of Lyondell. Neither Millennium nor any of its Subsidiaries owns any shares of capital stock of Lyondell or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Lyondell, other than as provided in this Agreement.

Section 5.27 No Rights Plan. There is no stockholder rights plan in effect with respect to the Millennium Common Stock.

Section 5.28 No Other Representations or Warranties. Millennium has not made, and does not hereby make, any representations or warranties, express or implied, except as specifically set forth herein.

Section 5.29 Representations and Warranties Relating to Millennium Merger Sub.

(a) Millennium Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Millennium Merger Sub does not own any properties (other than the initial cash subscription for membership interests) nor has it commenced any business or operations. Millennium has made available to Lyondell true and correct copies of the certificate of formation and operating agreement of Millennium Merger Sub.

(b) Millennium Merger Sub has the limited liability company power and authority and has taken all limited liability company action necessary to execute and deliver this Agreement and to consummate the Merger. This Agreement has been (i) duly and validly authorized by the sole member of Millennium Merger Sub and (ii) duly and validly executed and delivered by Millennium Merger Sub and constitutes the valid and binding obligation of Millennium Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally or by equitable principles.

(c) Millennium Merger Sub has been formed solely to consummate the Merger, and has not conducted and, prior to the Effective Time, will not conduct any business activities or other operations of any kind other than the issuance of membership interests to Millennium.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF LYONDELL

Except as set forth in (i) the Lyondell Annual Report on Form 10-K for the year ended December 31, 2003 (excluding the documents filed as exhibits thereto to the extent that the information is only set forth in such exhibit) (the “Lyondell 2003 10-K”) or (ii) the disclosure letter delivered to Millennium by Lyondell at or prior to the execution hereof (the “Lyondell Disclosure Letter”) and which either makes reference to the particular subsection of this Agreement to which exception is being taken or for which the disclosure in the Lyondell Disclosure Letter is sufficiently obvious on its face to give Millennium reasonable notice that it applies as an exception to another representation and warranty in this Article 6, Lyondell represents and warrants to Millennium the following:

Section 6.1 Existence; Good Standing; Corporate Authority. Lyondell is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Lyondell is duly qualified to do business and, to the extent such concept or similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified does not and is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. Lyondell has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Lyondell’s restated certificate of incorporation and bylaws previously made available to Millennium are true and correct and contain all amendments as of the date hereof.

Section 6.2 Authorization, Validity and Effect of Agreements; Recommendation. Lyondell has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will become a party and to consummate the transactions this Agreement and those other agreements and documents contemplate. The consummation by Lyondell of the transactions contemplated hereby has been duly authorized by all requisite corporate action on behalf of Lyondell, other than the approvals referred to in Section 6.20. Lyondell has duly executed and delivered this Agreement. This Agreement constitutes a valid and legally binding obligation of Lyondell, enforceable against Lyondell in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

Section 6.3 Exemption from Section 203; Charter and Bylaws. The Board of Directors of Lyondell has taken all appropriate and necessary actions exempting this Agreement and the transactions contemplated hereby from (i) the restrictions on “business combinations” set forth in Section 203 of the DGCL and (ii) any other applicable takeover law restricting or purporting to restrict business combinations. No anti-takeover provision contained in the certificate of incorporation or bylaws of Lyondell is, or at the Effective Time will be, applicable to the transactions contemplated hereby.

Section 6.4 Capitalization. As of the date hereof, the authorized capital stock of Lyondell consists of 340,000,000 shares of Lyondell Common Stock, 80,000,000 shares of Series B common stock, par value $1.00 per share, and 80,000,000 shares of preferred stock, par value $0.01 per share. As of March 10, 2004, 140,543,560 shares of Lyondell Common Stock, 36,823,421 shares of Series B common stock, and no shares of preferred stock were issued and outstanding, and 1,786,440 shares of Lyondell Common Stock were held in Treasury. All of the outstanding shares of Lyondell Common Stock and Series B common stock have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Other than shares of Lyondell Common Stock reserved for issuance (i) pursuant to the Lyondell Rights Agreement, dated December 8, 1995, as amended, (ii) the Stockholders Agreement dated August 22, 2002 between Lyondell and Occidental Chemical Holding Corporation and Occidental Petroleum Corporation, as amended, with respect to the Series B common stock, and (iii) upon exercise of the Warrant to purchase 5,000,000 shares of Lyondell Common Stock issued August 22, 2002 to Occidental Chemical Holding Corporation, Lyondell has no shares of Lyondell

Common Stock, Series B common stock or preferred stock or other shares of capital stock reserved for or otherwise subject to issuance. As of March 10, 2004, there were not more than 1,288,576 shares of Lyondell Common Stock that Lyondell was obligated to issue to employees or directors pursuant to Lyondell’s stock incentive plans, each of which are listed in Section 6.12(a) of the Lyondell Disclosure Letter. Except pursuant to the plans listed in Section 6.12(a) of the Lyondell Disclosure Letter (the “Lyondell Stock Plans”), or as set forth above, there are no preemptive or other outstanding rights, options, warrants, calls, subscriptions, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue, transfer or sell any shares of capital stock or other voting securities of Lyondell or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Lyondell has no outstanding bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Lyondell on any matter. No shares of Lyondell Common Stock are held by a Subsidiary of Lyondell.

Section 6.5 Subsidiaries. Each of Lyondell’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Lyondell Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Lyondell’s Subsidiaries and joint ventures are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Lyondell free and clear of all Liens, except as pledged to secure Lyondell’s obligations under the Amended and Revised Credit Agreement dated as of June 27, 2002 by and among Lyondell, JPMorgan Chase Bank and the other parties thereto (the “Lyondell Credit Agreement”).

Section 6.6 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Lyondell Material Adverse Effect:

(a) Neither Lyondell nor any Subsidiary of Lyondell is in violation of any Applicable Law, and no claim is pending or, to the knowledge of Lyondell, threatened with respect to such matters.

(b) No investigation or review by any Governmental Entity with respect to Lyondell or any of its Subsidiaries is pending or, to the knowledge of Lyondell, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(c) To the knowledge of Lyondell, no material change is required in its or any of its Subsidiaries’ processes, properties or procedures in connection with any such Applicable Laws, and it has not received any notice or communication of any material noncompliance with any such Applicable Laws that has not been cured as of the date of this Agreement.

(d) Lyondell and each Subsidiary of Lyondell hold all material permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the “Lyondell Permits”). All Lyondell Permits are in full force and effect and there exists no default thereunder or breach thereof, and Lyondell has no notice or knowledge that such Lyondell Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Lyondell threatened to give, any action to terminate, cancel or reform any Lyondell Permit.

(e) Lyondell and each Subsidiary of Lyondell possess all material permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Lyondell Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of Lyondell, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to Lyondell Real Property.

Section 6.7 No Conflict. Neither the execution and delivery by Lyondell of this Agreement nor the consummation by Lyondell of the Merger will:

(a) (i) subject to the approvals referred to in Section 6.20, conflict with or result in a breach or violation of, or default under any provisions of its certificate of incorporation or bylaws, (ii) conflict or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws or comparable governing instruments of any of its Subsidiaries, (iii) violate, or conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Lyondell or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Lyondell or any of its Subsidiaries is a party, or by which Lyondell or any of its Subsidiaries or any of their properties is bound or affected or (iv) subject to the filings and other matters referred to in Section 6.7(c), contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Lyondell or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect;

(b) result in any “change of control” or similar event or circumstance under (i) the terms of any Lyondell Material Contract or (ii) any contract or plan under which any employees, officers or directors of Lyondell or any of its Subsidiaries are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with U.S. generally accepted accounting principles, or (iii) any Lyondell Permit; or

(c) require any consent, approval or authorization of, or filing or registration with, any Governmental Entity, other than the filings or notices (i) specifically referenced in Section 1.1, (ii) under the HSR Act, the Exchange Act, the Securities Act, or (iii) under applicable state securities and “Blue Sky” laws or applicable non-U.S. competition, antitrust or premerger notification laws ((i), (ii) and (iii) collectively, the “Lyondell Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make does not and is not reasonably likely to have a Lyondell Material Adverse Effect or substantially impair or delay the consummation of the transactions contemplated hereby.

Section 6.8 SEC Documents.

(a) Lyondell has timely filed with the SEC all documents required to be so filed by it in the preceding twelve months pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act. Lyondell and its Subsidiaries have filed with the SEC all documents required to be so filed by them in the preceding three fiscal years and during 2004 pursuant to Section 13(a) of the Exchange Act without regard to Rule 12b-25. Lyondell has made available to Millennium each registration statement, report, proxy statement or information statement (other than preliminary materials) it or its Subsidiaries have so filed in the preceding three fiscal years and during 2004 each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Lyondell Reports”). As of its respective date, each Lyondell Report (i) complied in all material respects in accordance with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into Lyondell Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Lyondell and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into Lyondell Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Lyondell and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q and Regulation S-X of the SEC and (y) normal year-end audit adjustments), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein, except for such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders equity, if any, as have been modified or restated and have been included in subsequent filings with the SEC prior to the date hereof.

(b) Except as and to the extent set forth on the most recent consolidated balance sheet of Lyondell and its Subsidiaries included in the Lyondell 2003 10-K, including all notes thereto, as of the date of such balance sheet, neither Lyondell nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Lyondell or in the notes thereto prepared in accordance with U.S. generally accepted accounting principles consistently applied, other than liabilities or obligations which do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect.

(c) The Chief Executive Officer and Chief Financial Officer of Lyondell have made all certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC; such certifications are complete and correct, contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and Lyondell is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable effective listing and corporate governance rules of the NYSE. Neither Lyondell nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing or submission of the certifications required by the Sarbanes-Oxley Act and made by its Chief Executive Officer and Chief Financial Officer.

(d) Lyondell has in place the “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Lyondell to engage in the review and evaluation process mandated by the Exchange Act. Lyondell’s disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Lyondell in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Lyondell’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Lyondell referenced in Section 6.8(c).

(e) Lyondell and its Subsidiaries maintain accurate books and records reflecting in all material respects its assets and liabilities and maintain proper and adequate internal accounting controls.

(f) Neither Lyondell nor its Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Lyondell. No loan or extension of credit is maintained by Lyondell or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 6.9 Litigation. There are no actions, suits, investigations, inquiries or other or proceedings pending against Lyondell or any of its Subsidiaries or, to Lyondell’s knowledge, threatened against Lyondell or any of its

Subsidiaries, at law or in equity or in any arbitration or similar actions, suits, investigations, inquiries or other or proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, or any new development in any such existing actions, suits, investigations, inquiries or other or proceedings, that are reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. Except as set forth in the footnotes to the balance sheet of Lyondell and its subsidiaries included in the Lyondell 2003 10-K, the liabilities that are reasonably likely to be incurred by Lyondell in such actions, suits, investigations, inquiries or other or proceedings do not exceed the reserves included in such balance sheets by an amount which is reasonably likely to have a Lyondell Material Adverse Effect.

Section 6.10 Absence of Certain Changes. Since December 31, 2003, there has not been: (i) any event or occurrence that has had or is reasonably likely to have a Lyondell Material Adverse Effect; (ii) any change by Lyondell or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, except as required by U.S. generally accepted accounting principles; (iii) any damage to or any destruction or loss of physical properties Lyondell or any of its Subsidiaries owns or uses, whether or not covered by insurance, that in the aggregate have had or are reasonably likely to have a Lyondell Material Adverse Effect; or (iv) any reevaluations by Lyondell or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Lyondell will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them.

Section 6.11 Taxes. Except for such matters as relate to items as, individually or in the aggregate, do not or are not reasonably likely to have an Lyondell Material Adverse Effect:

(a) Each of Lyondell and its Subsidiaries has duly and timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes shown as due by any of Lyondell and its Subsidiaries on any such Tax Returns have been paid. None of Lyondell and its Subsidiaries currently is the beneficiary of any extension of time within which to file any United States federal Tax Return or, to the knowledge of Lyondell, any other Tax Return. No claim has been made in writing within the previous five years by an authority in a jurisdiction where any of Lyondell and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Each of Lyondell and its Subsidiaries has complied in all material respects with laws relating to the withholding of Taxes from amounts owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) The unpaid Taxes of Lyondell and its Subsidiaries (i) did not, as of the date of the most recent balance sheet included in the Lyondell 2003 10-K containing historical financial statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such most recent balance sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Lyondell and its Subsidiaries in filing their Tax Returns. The federal income Tax Returns of Lyondell and each of its Subsidiaries have been examined by and settled with the Internal Revenue Service (or the applicable statute of limitations has expired) for all years through 1999. No assessed amounts remain unpaid.

(d) No audit or other administrative or court proceedings are pending and no written notice thereof has been received in the United States, in the United Kingdom or, to the knowledge of Lyondell, any other jurisdiction with respect to Taxes of Lyondell or any of its Subsidiaries.

(e) Neither Lyondell nor any of the Lyondell Subsidiaries knows of any fact, or has taken any action or has failed to take any action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.12 Employee Benefit Plans.

(a) Section 6.12 of the Lyondell Disclosure Letter contains a list of all Lyondell Benefit Plans. The term “Lyondell Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Lyondell or any of its Subsidiaries, to which Lyondell or any of its Subsidiaries is a party or is required to provide benefits under Applicable Law or in which any person who is currently, has been or, prior to the Effective Time, is expected to become an employee of Lyondell is a participant. Upon the written request of Millennium, Lyondell will provide to Millennium true and complete copies of Lyondell Benefit Plans and, if applicable, the most recent trust agreements and summary plan descriptions for each such plan.

(b) With respect to each Lyondell Benefit Plan, except as for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Lyondell Material Adverse Effect:

(i) all applicable reporting and disclosure requirements have been met with respect to Lyondell Benefit Plans;

(ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to Lyondell Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived;

(iii) to the extent applicable, Lyondell Benefit Plans comply and have complied with the requirements of ERISA, the Code, other Applicable Law, with the regulations of any applicable jurisdiction, with any existing Governmental Entities and with the operative documents for each such plan;

(iv) any Lyondell Benefit Plan intended to be qualified under Section 401(a) of the Code has received or has applied for a favorable determination letter from the IRS;

(v) Lyondell Benefit Plans have been maintained and operated in accordance with their terms, and, to Lyondell’s knowledge, there are no breaches of fiduciary duty in connection with Lyondell Benefit Plans;

(vi) there are no pending or, to Lyondell’s knowledge, threatened claims against or otherwise involving any Lyondell Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Lyondell Benefit Plan activities) has been brought against or with respect to any such Lyondell Benefit Plan;

(vii) there are no pending audits or investigations by any Governmental Entity involving any Lyondell Benefit Plan;

(viii) all material contributions required to be made as of the date hereof to Lyondell Benefit Plans have been made or provided for;

(ix) Lyondell has not engaged in a transaction with respect to any Lyondell Benefit Plan for which it could be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code;

(x) with respect to Lyondell Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Lyondell, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Lyondell or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “Lyondell ERISA Affiliate”), (i) neither Lyondell nor any of its Subsidiaries has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom, and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; and

(xi) All individuals who performed any compensatory services for Lyondell or any Subsidiary of Lyondell, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding taxes and eligibility to participate in, and coverage under, any Lyondell Benefit Plan.

(c) Neither Lyondell nor any of its Subsidiaries nor any Lyondell ERISA Affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA, or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, and the execution of, and performance of the transactions contemplated hereby, other than Section 4.1(e), will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that (i) will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Lyondell or any Subsidiary thereof and (ii) will require a cash payment or any accounting charge in accordance with U.S. generally accepted accounting principles.

Section 6.13 Labor Matters. (i) Neither Lyondell nor any Subsidiary of Lyondell has received any written complaint of any material unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Lyondell or any Subsidiary of Lyondell or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no material unfair labor practice charges or other employee related complaints against Lyondell or any Subsidiary of Lyondell pending or, to the knowledge of Lyondell threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.

Section 6.14 Environmental Matters.

(a) Lyondell and each Subsidiary of Lyondell has been and is in compliance with all Environmental Laws except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect, (i) no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Lyondell, threatened against Lyondell or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and (ii) there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or, to the knowledge of Lyondell or its Subsidiaries, former businesses, assets or properties of Lyondell or any Subsidiary of Lyondell, including on-site or off-site disposal, release, discharge or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) civil, criminal or administrative fines, penalties or injunctive relief.

(c) Neither Lyondell nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Lyondell Material Adverse Effect.

Section 6.15 Intellectual Property. Lyondell and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that are reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. To the knowledge of Lyondell, the conduct of Lyondell’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others that are reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. To the knowledge of Lyondell, there is no material infringement of any proprietary right owned by or licensed by or to Lyondell or any of its Subsidiaries that is reasonably likely to have individually or in the aggregate, a Lyondell Material Adverse Effect.

Section 6.16 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Entity has been issued or entered against Lyondell or any Subsidiary of Lyondell that continues to be in effect that affects the ownership or operation of any of their respective assets, and (ii) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or Governmental Entity has been issued against Lyondell or any Subsidiary of Lyondell.

Section 6.17 Insurance.

(a) Lyondell and its Subsidiaries maintain insurance coverage in such amounts and against such losses as are customary in the businesses as conducted by Lyondell prior to and as of the date hereof. All material insurance policies maintained by Lyondell and its Subsidiaries are in full force and effect as of the date hereof and the premiums therefore are currently paid.

(b) To the knowledge of Lyondell, no event relating specifically to Lyondell or its Subsidiaries (as opposed to events generally affecting the segment or segments of the chemicals industry in which Lyondell or any of its Subsidiaries operates or the insurance markets generally) has occurred that is reasonably likely, after the date of this Agreement, to result in a 10% increase in premiums under any material insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Lyondell’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Lyondell or any Subsidiary of Lyondell during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by Lyondell or any Subsidiary of Lyondell to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Lyondell or any Subsidiary of Lyondell under any such excess liability and indemnity insurance policies.

Section 6.18 No Brokers. Lyondell has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Lyondell or Millennium to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Lyondell has retained Citigroup Global Markets Inc. as its financial advisor, the arrangements with which have been disclosed in writing to Millennium prior to the date hereof.

Section 6.19 Opinion of Financial Advisor. The Board of Directors of Lyondell has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to Lyondell. A copy of the written opinion of Citigroup Global Markets Inc. will be delivered to Millennium as soon as practicable after the date of this Agreement solely for informational purposes.

Section 6.20 Vote Required. The only votes of the holders of any class or series of Lyondell capital stock necessary to approve any transaction contemplated by this Agreement are the affirmative vote in favor of the Lyondell Stockholder Approval Items of the holders of (i) in connection with an amendment to the certificate of incorporation of Lyondell to effect an increase in the number of authorized shares of Lyondell Common Stock, at least a majority of the outstanding shares of Lyondell Common Stock and Series B common stock, voting as one class, and (ii) in connection with the issuance of shares of Lyondell Common Stock pursuant to the Merger, at least a majority of the votes cast, provided the total vote cast represents at least 50% of the outstanding shares of Lyondell Common Stock and Series B common stock, voting as one class.

Section 6.21 Title to Properties; Liens and Encumbrances. Except as is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect, Lyondell and its Subsidiaries have defensible title to all of the properties and assets, both real and personal, tangible and intangible, that they purport to own, including the properties and assets reflected in the Lyondell 2003 10-K, and they are not subject to any Lien, except routine statutory liens securing liabilities not yet due and payable and minor liens, encumbrances, restrictions, exceptions, reservations, limitations and other imperfections (but in no event liens securing indebtedness for borrowed money) that do not materially detract from the value of the specific asset affected or the present use of such asset and except Liens permitted pursuant to Section 5.9 of the Lyondell Credit Agreement (the “Lyondell Permitted Liens”).

Section 6.22 Undisclosed Liabilities. Neither Lyondell nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Lyondell 2003 10-K (including the financial statements and all notes contained therein), (ii) are referred to in the Lyondell Disclosure Letter or (iii) do not and are not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect.

Section 6.23 Certain Contracts. Each contract or agreement to which Lyondell or any Subsidiary of Lyondell is a party or by which any of them is bound as of the date of this Agreement and that is material to Lyondell and its Subsidiaries taken as a whole (“Lyondell Material Contracts”) is in full force and effect (except, as of the Closing Date, those that expired by their terms between the date hereof and the Closing Date), and Lyondell and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Lyondell Material Contract, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have a Lyondell Material Adverse Effect, neither Lyondell nor any of its Subsidiaries (i) has received written notice of any breach of or violation or default under (nor, to the knowledge of Lyondell, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Lyondell Material Contract or (ii) has received written notice of the desire of the other party or parties to any such Lyondell Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Lyondell Material Contract is enforceable by Lyondell or a Subsidiary of Lyondell in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability is not reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect.

Section 6.24 Improper Payments. No bribes, kickbacks or other improper payments have been made by Lyondell or any Subsidiary of Lyondell or, to the knowledge of Lyondell, any agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Lyondell nor any Subsidiary of Lyondell nor, to the knowledge of Lyondell, any agent of any of them has received any such payments from vendors, suppliers or other persons, where any such payment made or received is reasonably likely to have, individually or in the aggregate, a Lyondell Material Adverse Effect.

Section 6.25 Stock Ownership of Millennium. Neither Lyondell nor any of its Subsidiaries owns any shares of capital stock of Millennium or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Millennium, other than as provided by this Agreement.

Section 6.26 No Other Representations or Warranties. Lyondell has not made, and does not hereby make, any representations or warranties, express or implied, except as specifically set forth herein.

ARTICLE 7

COVENANTS AND AGREEMENTS

Section 7.1 Conduct of Millennium’s Business. After the date hereof and prior to the Effective Time, and except (i) as set forth in the Millennium Disclosure Letter, (ii) as expressly contemplated by any other provision of this Agreement, (iii) as required by Applicable Law (provided that Millennium has provided Lyondell with advance notice of the proposed action to the extent practicable), or (iv) as otherwise consented to by Lyondell in writing, Millennium:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course consistent with past practice;

(b) shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts, to preserve intact their business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with any of its Subsidiaries or may be liquidated into Millennium or any of its Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend its certificate of incorporation or bylaws;

(d) shall promptly notify Lyondell of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Millennium Material Contract, respectively (or written communications indicating that the same may be contemplated), or material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or written communications indicating that the same may be contemplated) not disclosed in the Millennium Reports filed prior to the date hereof, or any material developments in such litigation, proceedings, complaints, investigations, inquiries or hearings, or the breach in any material respect of any representation or warranty contained herein;

(e) [Reserved]

(f) shall not, and shall not permit any of its Subsidiaries to:

(i) except (x) pursuant to Millennium’s 401(k) plan and supplemental 401(k) plan, (y) the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement or (z) the hiring or promotion of employees after the date of this Agreement in an amount not to exceed 10,000 shares in the aggregate, issue, sell, pledge or encumber any shares of any class of its capital stock, combine, subdivide or reclassify its outstanding shares of capital stock, or otherwise change its capitalization as it existed on the date hereof,

(ii) except pursuant to the hiring or promoting of employees after the date of this Agreement in an amount not to exceed 10,000 shares in the aggregate, grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock,

(iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock existing on the date hereof,

(iv) with respect to any of its former, present or future employees (other than Millennium’s executive officers), increase any compensation or benefits, or enter into, amend or extend (or permit the extension of) any collective bargaining agreement or similar labor agreement, or employment or consulting agreement or pay or agree to pay any form of bonus incentive compensation or award except in the ordinary course of business consistent with past practice or pursuant to contractual agreements in effect as of the Effective Time and identified on the Millennium Disclosure Letter,

(v) with respect to any of Millennium’s former, present or future officers or directors, increase any compensation or benefits or enter into, amend or extend (or permit the extension of) any employment or consulting agreement or pay or agree to pay any form of bonus, incentive compensation or award except pursuant to contractual agreements in effect as of the Effective Time and identified on the Millennium Disclosure Letter,

(vi) adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) with an aggregate value in excess of $100,000 or amend (except as required by law) any existing Millennium Benefit Plan in any material respect, except for changes which are less favorable to participants in such plans,

(vii) terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the Merger, or

(viii) permit any holder of an option to acquire shares of Millennium Common Stock to have shares withheld by Millennium upon exercise, for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state withholding;

(g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire, except in connection with commitments under or the express terms of the Millennium Stock Plans as in effect on the date of this Agreement, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or capital stock of any of its Subsidiaries, or any securities convertible into or exchangeable for any shares of its or their capital stock;

(h) shall not, and shall not permit any of its Subsidiaries to, except for contractual commitments in effect on the date hereof, sell, lease, license or encumber or otherwise dispose of, or enter into a contract to sell, lease, license or otherwise dispose of, any of its assets (including capital stock of Subsidiaries), except for (i) sales of surplus equipment or sales of other assets in the ordinary course of business or (ii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries or (iii) sales of inventory in the ordinary course of business; provided that any such sales, leases or other transfers may occur without the consent of Lyondell if the sale proceeds of the assets to be sold, leased or otherwise transferred is no less than the fair market value thereof, is determined on an arms’ length basis, and the aggregate sales price of all such assets so sold does not exceed $10 million;

(i) other than acquisitions as to which the purchase price is not in excess of $5 million, Millennium shall not, and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof. Millennium will consult with appropriate Lyondell personnel prior to any acquisition with a purchase price in excess of $2 million and Lyondell shall keep such information confidential;

(j) shall not, except as may be required as a result of a change in U.S. generally accepted accounting principles, change any of the material accounting principles or practices used by it;

(k) shall, and shall cause any of its Subsidiaries to, use commercially reasonable efforts to maintain insurance in such amounts and against such risks and losses as are customary for such party;

(l) shall not, and shall not permit any of its Subsidiaries to:

(i) make or rescind any material election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such election,

(ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or

(iii) change in any material respect any of its methods of reporting any item for Tax purposes from those employed in the preparation of its Tax Returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law;

(m) shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than incurrences made pursuant to the revolving credit facility of the Millennium Credit Agreement or pursuant to arrangements between wholly owned Subsidiaries of Millennium or between Millennium and its wholly owned Subsidiaries, incur or guarantee any Debt in excess of $5 million in any single transaction or $20 million in the aggregate, (B) other than in the ordinary course of business consistent with past practice in an amount not to exceed $5 million in any single transaction or $20 million in the aggregate, repay, retire or refinance prior to maturity, any Debt, (C) other than guarantees by Millennium of Debt of wholly owned Subsidiaries of Millennium, guarantees by wholly owned Subsidiaries of Millennium of Debt of Millennium or guarantees by wholly owned Subsidiaries of Millennium of Debt of other wholly owned Subsidiaries of Millennium, guarantee any debt securities of others or (D) issue, sell, repurchase or redeem prior to maturity any debt securities or warrants or rights to acquire any of Millennium’s debt securities or any of its Subsidiaries’ debt securities,

(ii) enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, Liens, security interests or other encumbrances on its property in connection with any indebtedness thereof (other than Millennium Permitted Liens) or

(iii) shall not spend in the aggregate in excess of $60 million on capital expenditures in the calendar year ending December 31, 2004 or make or commit to make capital expenditures in excess of $2 million per project except as reflected in Millennium’s capital expenditure budget for such year, excluding capital expenditures to repair damage covered by insurance;

(n) shall not, and shall cause its Subsidiaries not to, purchase or otherwise acquire any shares of the capital stock of Lyondell;

(o) subject to Section 7.7, shall not take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body required to consummate the Merger;

(p) unless in the good faith opinion of the Millennium Board after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party and (ii) during such period shall enforce, to the fullest extent permitted under Applicable Law, the provisions of all such agreements, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(q) shall not take any action that is reasonably expected to result in any condition in Article 8 not being satisfied;

(r) shall not implement a stockholder rights plan;

(s) shall not amend the certificate of incorporation or bylaws of Millennium Merger Sub;

(t) shall not, and shall not permit Millennium Merger Sub to, issue any membership interest or right to purchase a membership interest of Millennium Merger Sub;

(u) shall not permit Millennium Merger Sub to engage in any business activities, or liquidate, merge or consolidate with any other corporation or permit any other corporation to merge into or consolidate with Millennium Merger Sub;

(v) shall cause Millennium Merger Sub to take any actions required to be taken by it under this Agreement and to refrain from taking any actions that they are prohibited from taking under this Agreement; and

(w) shall not (i) agree in writing or otherwise to take any of the foregoing actions or (ii) permit any of its Subsidiaries to agree in writing or otherwise to take any of the foregoing actions that refer to Subsidiaries.

Section 7.2 Conduct of Lyondell’s Business. After the date hereof and prior to the Effective Time, and except (i) as set forth in the Lyondell Disclosure Letter, (ii) as expressly contemplated by any other provision of this Agreement, (iii) as required by Applicable Law (provided that Lyondell has provided Millennium with advance notice of the proposed action to the extent practicable), or (iv) as otherwise consented to by Millennium in writing, Lyondell:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course consistent with past practice;

(b) shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts, to preserve intact their business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with any of its Subsidiaries or may be liquidated into Lyondell or any of its Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not (i) amend its certificate of incorporation or (ii) amend its bylaws in a manner that is detrimental to the stockholders of Lyondell;

(d) shall promptly notify Millennium of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Lyondell Material Contract, respectively (or written communications indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or written communications indicating that the same may be contemplated) not disclosed in the Lyondell Reports filed prior to the date hereof, or any material developments in such litigation, proceedings, complaints, investigations, inquiries or hearings, or the breach in any material respect of any representation or warranty contained herein;

(e) shall not split, combine or reclassify its outstanding shares of capital stock or, except pursuant to the exercise of options, warrants, conversion rights or other contractual rights existing on the date hereof or entered into in connection with the hiring or promotion of employees after the date of this Agreement, enter into a transaction in which it agrees to issue or sell shares of common stock or Series B common stock representing more than 10% of its outstanding shares of common stock (including in such 10% any such shares issued or sold after March 10, 2004 and prior to the date of this Agreement);

(f) shall not declare, set aside or pay any dividend payable in cash, stock or property or make any other distribution or payment with respect to any shares of its capital stock, except for regular quarterly cash dividends not in excess of $0.225 per share of Lyondell Common Stock or Series B common stock (or, in the case of Series B common stock, equivalent in-kind dividends in shares of Series B common stock);

(g) subject to Section 7.7, shall not take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body required to consummate the Merger;

(h) shall not, and shall not permit any of its Subsidiaries to, except for contractual commitments in effect on the date hereof, sell, lease, license or encumber or otherwise dispose of, or enter into a contract to sell, lease, license or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) with a fair market value in excess of $200 million determined on an arms length basis, except for (i) sales of surplus equipment or sales of other assets in the ordinary course of business or (ii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries or (iii) sales of inventory in the ordinary course of business;

(i) other than acquisitions as to which the purchase price is not in excess of $50 million, Lyondell shall not, and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(j) shall not, except as may be required as a result of a change in U.S. generally accepted accounting principles, change any of the material accounting principles or practices used by it;

(k) shall, and shall cause any of its Subsidiaries to, use commercially reasonable efforts to maintain insurance in such amounts and against such risks and losses as are customary for such party;

(l) unless in the good faith opinion of the Board of Directors of Lyondell after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) during such period shall enforce, to the fullest extent permitted under Applicable Law, the provisions of all such agreements, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(m) shall not take any action that would reasonably be expected to result in any condition in Article 8 not being satisfied; and

(n) shall not (i) agree in writing or otherwise to take any of the foregoing actions or (ii) permit any of its Subsidiaries to agree in writing or otherwise to take any of the foregoing actions that refer to Subsidiaries.

Section 7.3 No Solicitation by Millennium.

(a) Millennium agrees that neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any of its or any of its Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, the “Millennium Representatives”) to, and on becoming aware of it will use commercially reasonable efforts to stop such person from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or (ii) any purchase or sale of any portion of its assets (including stock of Subsidiaries and investments in equity-method affiliates) having an aggregate value equal to 20% or more of its market capitalization, (iii) the issuance of 20% or more of its equity securities as consideration for the assets or securities of another person, or (iv) any purchase or sale of, or tender or exchange offer for, 20% or more of its or any of its Subsidiaries’ equity securities (any such proposal or offer being referred to as an “Millennium Acquisition Proposal”), or cooperate with or assist, participate or engage in any discussions or negotiations concerning a Millennium Acquisition Proposal; provided that nothing contained in this Agreement shall prevent Millennium or its Board of Directors from (A) complying with Rule 14d-9, Item 1012(a) of Regulation M-A and Rule 14e-2 promulgated under the Exchange Act with regard to a Millennium Acquisition Proposal or (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to Millennium with respect to confidentiality as the Agreement dated February 19, 2004 between Millennium and Lyondell (the “Confidentiality Agreement”) and which does not contain terms that prevent Millennium from complying with its obligations under this Section 7.3) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written Millennium Acquisition Proposal with respect to more than 50% of the outstanding capital stock of Millennium or all or substantially all the assets of Millennium that, in the good faith judgment of the Millennium Board, taking into account the likelihood and timing of consummation and any amendments to or modifications of this Agreement that Lyondell has offered or proposed at the time of determination, and after consultation with its financial advisor and outside legal counsel, is superior to the Merger (an “Millennium Superior Proposal”) or is reasonably likely to lead to a Millennium Superior Proposal.

(b) Prior to taking any action referred to in Section 7.3(a), if Millennium intends to participate in any such discussions or negotiations or provide any such information to any such third party, Millennium shall give prompt prior oral and written notice to Lyondell of each such action. Millennium will promptly notify Lyondell, orally and in writing, of Millennium’s receipt of any such requests for such information or the receipt of any Millennium Acquisition Proposal or any inquiry with respect to or that is reasonably likely to lead to a Millennium Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Millennium Acquisition Proposal, and the material terms and conditions of any Millennium Acquisition Proposal. Millennium will keep Lyondell informed, to the extent practicable, of the status and material terms (including any changes or proposed changes to such status or material terms) on a timely basis of any such Millennium Acquisition Proposal.

(c) Nothing in this Section 7.3 shall permit Millennium to enter into any agreement with respect to a Millennium Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 9.3(c)), Millennium shall not enter into any agreement with any person that provides for, or in any way facilitates, a Millennium Acquisition Proposal, other than a confidentiality and standstill agreement in reasonably customary form with confidentiality terms at least as favorable to Millennium as the Confidentiality Agreement and which does not contain terms that prevent Millennium from complying with its obligations under this Section. In the event Millennium determines to recommend and declare advisable any Millennium Superior Proposal it will be prohibited from doing so until the fifth business day following written notice to Lyondell of Millennium’s intent to recommend and declare advisable a Millennium Superior Proposal, which notice shall contain a summary of the material terms of such Millennium Superior Proposal.

(d) For purposes hereof, the “Cutoff Date,” when used with respect to Millennium or Lyondell, means the later of the time when the Millennium Stockholder Approval Item shall have been approved by the Millennium stockholders and the time when the Lyondell Stockholder Approval Items shall have been approved by the Lyondell stockholders.

(e) Millennium agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Millennium Acquisition Proposal. Millennium agrees that it will take the necessary steps to promptly inform each of the Millennium Representatives of the obligations undertaken in this Section 7.3. Millennium also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Millennium Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of Millennium or any of its Subsidiaries.

Section 7.4 No Solicitation by Lyondell.

(a) Lyondell agrees that neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any of its or any of its Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, the “Lyondell Representatives”) to, and on becoming aware of it will use commercially reasonable efforts to stop such person from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or (ii) any purchase or sale of any portion of its assets (including stock of Subsidiaries and investments in equity-method affiliates), of it or any of its Subsidiaries, taken as a whole, having an aggregate value equal to 20% or more of its market capitalization, (iii) the issuance of 20% or more of its equity securities as consideration for the assets or securities of another person, or (iv) any purchase or sale of, or tender or exchange offer for, 20% or more of its or any of its Subsidiaries’ equity securities (any such proposal or offer being referred to as a “Lyondell Acquisition Proposal”), or cooperate with or assist, participate or engage in any discussions or negotiations concerning a Lyondell Acquisition Proposal; provided that nothing contained in this Agreement shall prevent Lyondell or its Board of Directors from (A) complying with Rule 14d-9, Item 1012(a) of Regulation M-A and Rule 14e-2 promulgated under the Exchange Act with regard to a Lyondell Acquisition Proposal or (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to Millennium with respect to confidentiality as the Confidentiality Agreement and which does not contain terms that prevent Lyondell from complying with its obligations under this Section 7.4) to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written Lyondell Acquisition Proposal with respect to more than 50% of the outstanding capital stock of Lyondell or all or substantially all the assets of Lyondell that, in the good faith judgment of the Board of Directors of Lyondell, taking into account the likelihood and timing of consummation and any amendments to or modifications of this Agreement that Millennium has offered or proposed at the time of determination, and after consultation with its financial advisor and outside legal counsel, is superior to the Merger (a “Lyondell Superior Proposal”) or is reasonably likely to lead to a Lyondell Superior Proposal.

(b) Prior to taking any action referred to in Section 7.4(a), if Lyondell intends to participate in any such discussions or negotiations or provide any such information to any such third party, Lyondell shall give prompt prior oral and written notice to Millennium of each such action. Lyondell will promptly notify Millennium, orally and in writing, of Lyondell’s receipt of any such requests for such information or the receipt of any Lyondell Acquisition Proposal or any inquiry with respect to or that is reasonably likely to lead to a Lyondell Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Lyondell Acquisition Proposal, and the material terms and conditions of any Lyondell Acquisition Proposal. Lyondell will keep Millennium informed, to the extent practicable, of the status and material terms (including any changes or proposed changes to such status or material terms) on a timely basis of any such Lyondell Acquisition Proposal.

(c) Nothing in this Section 7.4 shall permit Lyondell to enter into any agreement with respect to a Lyondell Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 9.4(c)), Lyondell shall not enter into any agreement with any person that provides for, or in any way facilitates, a Lyondell Acquisition Proposal, other than a confidentiality and standstill agreement in reasonably customary form with confidentiality terms at least as favorable to Lyondell as the Confidentiality Agreement and which does not contain terms that prevent Lyondell from complying with its obligations under this Section. In the event Lyondell determines to recommend and declare advisable any Lyondell Superior Proposal it will be prohibited from doing so until the fifth business day following written notice to Millennium of Lyondell’s intent to recommend and declare advisable a Lyondell Superior Proposal, which notice shall contain a summary of the material terms of such Lyondell Superior Proposal.

(d) Lyondell agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Lyondell Acquisition Proposal. Lyondell agrees that it will take the necessary steps to promptly inform each of the Lyondell Representatives of the obligations undertaken in this Section 7.4. Lyondell also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Lyondell Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of Lyondell or any of its Subsidiaries.

Section 7.5 Millennium Merger Sub Sole Member Consent. Prior to the Closing Date, this Agreement will have been duly and validly authorized by the sole member of Millennium Merger Sub.

Section 7.6 Meetings of Stockholders.

(a) Millennium and Lyondell, respectively, shall take all action necessary, in accordance with Applicable Law, its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of the matters identified in paragraphs (b) and (c), respectively, of this Section 7.6. The meeting of Millennium’s stockholders is herein referred to as the “Millennium Meeting,” the meeting of Lyondell’s stockholders is referred to as the “Lyondell Meeting,” and both such meetings are referred to as the “Meetings.” Millennium and Lyondell shall coordinate and cooperate with respect to the timing of the Meetings and shall use their respective commercially reasonable efforts to hold the Meetings on or about the same day. Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Millennium and Lyondell shall each (to the extent permitted by the laws of its state of incorporation), submit the Millennium Stockholder Approval Item and the Lyondell Stockholder Approval Items, respectively, to its respective stockholders, whether or not the Millennium Board or the Board of Directors of Lyondell, as the case may be, withdraws, modifies or changes its recommendation and declaration regarding the foregoing matters.

(b) Millennium, through its Board of Directors, has adopted resolutions declaring this Agreement and the transactions contemplated hereby to be advisable and in the best interest of Millennium’s stockholders and shall recommend that the Millennium Stockholder Approval Item be approved by Millennium stockholders, and shall use its commercially reasonable efforts to solicit from Millennium’s stockholders proxies in favor thereof; provided, however, that the Millennium Board may at any time prior to the Cutoff Date (upon five business days’ prior written notice to Lyondell if in response to a Millennium Superior Proposal), withdraw, modify or change any recommendation and declaration regarding such matters or recommend and declare advisable any Millennium Superior Proposal, if in the good faith opinion of the Millennium Board after consultation with its outside legal counsel the failure to so withdraw, modify or change its recommendation and declaration or to so recommend and declare advisable any Millennium Superior Proposal would be inconsistent with its fiduciary obligations.

(c) Lyondell, through its Board of Directors, has adopted resolutions declaring this Agreement and the transactions contemplated hereby to be advisable and in the best interest of Lyondell’s stockholders and shall recommend that (i) an amendment to the certificate of incorporation of Lyondell to effect an increase in the number of authorized shares of Lyondell Common Stock and (ii) the issuance of shares of Lyondell Common Stock pursuant to the Merger (collectively, the “Lyondell Stockholder Approval Items”), be approved by Lyondell stockholders, and shall use its commercially reasonable efforts to solicit from Lyondell’s stockholders proxies in favor thereof; provided, however, that the Board of Directors of Lyondell may at any time prior to said approval by the Lyondell stockholders at the Lyondell Meeting (upon five business days’ prior written notice to

Millennium if in response to a Lyondell Superior Proposal), withdraw, modify or change any recommendation and declaration regarding such matters or recommend and declare advisable any Lyondell Superior Proposal, if in the good faith opinion of Lyondell’s Board of Directors after consultation with its outside legal counsel the failure to so withdraw, modify or change its recommendation and declaration or to so recommend and declare advisable any Lyondell Superior Proposal would be inconsistent with its fiduciary obligations.

Section 7.7 Filings; Commercially Reasonable Efforts, Etc.

(a) Subject to the terms and conditions herein provided, each of Millennium and Lyondell shall:

(i) make their respective required filings under the HSR Act to be made pursuant to this Section 7.7 (and Lyondell shall pay all filing fees incident thereto), which filings shall be made not more than 15 business days from the date hereof, and thereafter shall promptly make any other required submissions under the HSR Act;

(ii) (A) use their commercially reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the individual states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (B) timely make all such filings and timely seek all such consents, approvals, permits or authorizations to the extent making such filings and seeking such consents, permits or authorizations is not reasonably likely to have a Millennium Material Adverse Effect or a Lyondell Material Adverse Effect;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Entity and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity;

(iv) subject to Applicable Law, not agree to participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby, except for copies of their respective filings under the HSR Act; and

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including any filings necessary or appropriate under the provisions of the HSR Act.

(b) Subject to the terms and conditions herein provided, each of Millennium and Lyondell shall make the filings with the SEC contemplated by Section 1.2 and Section 7.10.

(c) Without limiting Section 7.7(a), but subject to Section 7.7(d), Millennium and Lyondell each shall:

(A) use commercially reasonable efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Effective Time or the Closing, as the case may be; and

(B) use commercially reasonable efforts to take any and all steps necessary to obtain any consents required to effect the Merger or to eliminate any impediments to the Merger.

(d) Nothing in this Agreement shall require either Millennium or Lyondell to (i) dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, (ii) consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, (iii) commit or agree to any of the foregoing, (iv) obtain any consents, approvals, permits or authorizations or to remove any impediments to the transactions contemplated hereby relating to antitrust laws or (v) avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to antitrust laws, other than matters described in the immediately preceding clauses (i) through and including (v) which in each such case may be conditioned upon the consummation of the Merger and the other transactions contemplated hereby and which, in the reasonable judgment of each of Millennium and Lyondell, in each such case do not and are not reasonably likely to individually or in the aggregate either have (i) a Millennium Material Adverse Effect or (ii) a Lyondell Material Adverse Effect following the Merger.

(e) At or prior to the Effective Time, Millennium shall file with the Secretary of State of Delaware the Delaware Certificate.

Section 7.8 Inspection. From the date hereof to the Effective Time, each of Millennium and Lyondell shall allow all designated officers, attorneys, accountants and other representatives of Millennium or Lyondell as the case may be, access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits, audit work papers, tax returns (foreign and domestic) and related work papers, environmental compliance correspondence, permits and files and other assets, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Millennium and Lyondell and their respective Subsidiaries, including inspection of such assets; provided, however, that no investigation pursuant to this Section 7.8 shall affect any representation or warranty given by any party hereunder, and provided, further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law or antitrust concerns, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Millennium and Lyondell agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.8 for any purpose unrelated to the consummation of the transactions contemplated hereby. All non-public information obtained pursuant to this Section 7.8 shall be governed by the Confidentiality Agreement.

Section 7.9 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

Section 7.10 Registration Statement on Form S-4.

(a) Each of Millennium and Lyondell shall cooperate with each other and promptly prepare and shall file with the SEC as soon as practicable a Registration Statement on Form S-4 (the “Form S-4”) under the Securities Act, with respect to shares of Lyondell Common Stock issuable in the Merger. A portion of the Form S-4 shall also serve as the joint proxy statement with respect to the respective meetings of the stockholders of Millennium and Lyondell in connection with the transactions contemplated hereby (the “Proxy Statement/Prospectus”). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Millennium and Lyondell shall each use commercially reasonable efforts, and shall cooperate with one another, so as to have the Form S-4 declared effective by the SEC as promptly as practicable. No filing of, or amendment or supplement to, the Form S-4 will be made without the consent of both Millennium and Lyondell, which consent will not be unreasonably withheld. Lyondell shall use commercially reasonable efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated hereby and Lyondell shall pay all expenses incident thereto (including all SEC and other filing fees and all printing and mailing expenses associated with the Form S-4 and the Proxy Statement/ Prospectus). Lyondell will advise Millennium, promptly after it receives notice thereof, of the time when the Form S-4 has been declared effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Lyondell Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated hereby. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated hereby and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) Lyondell and Millennium shall each use its commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and the Proxy Statement/Prospectus has cleared any review by the staff of the SEC.

(c) Each of Millennium and Lyondell shall ensure that the information provided by it for inclusion or incorporation by reference in the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Meetings or, in the case of information provided by it for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act. No representation is made by Millennium with respect to statements made or incorporated by reference in the Proxy Statement/Prospectus or Form S-4 based on information supplied by Lyondell for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4, and no representation is made by Lyondell with respect to statements made or incorporated by reference in the Proxy Statement/Prospectus or Form S-4 based on information supplied by Millennium for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

Section 7.11 Listing Applications.

(a) To the extent such shares are not already listed, Lyondell shall promptly prepare and submit to the NYSE, and on all other stock exchanges on which shares of Lyondell Common Stock are then listed, a listing application covering the Lyondell Common Stock to be issued in the transactions contemplated hereby and shall use its commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing on the NYSE of the shares of Lyondell Common Stock to be issued in the Merger, subject to official notice of issuance.

(b) The listing fees payable to the NYSE with respect to the listing applications or any amendments thereto shall be paid by Lyondell.

Section 7.12 “Comfort” Letters of Accountants.

(a) Millennium shall use commercially reasonable efforts to cause to be delivered to Lyondell a “comfort” letter of PricewaterhouseCoopers LLP, Millennium’s independent public accountants, dated the effective date of the Form S-4 and addressed to Lyondell with regard to certain financial information regarding Millennium included in the Form S-4, in form reasonably satisfactory to Lyondell and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Lyondell shall use commercially reasonable efforts to cause to be delivered to Millennium a “comfort” letter of PricewaterhouseCoopers LLP, Lyondell’s independent public accountants, dated the effective date of the Form S-4 and addressed to Millennium with regard to certain financial information regarding Lyondell included in the Form S-4, in form reasonably satisfactory to Millennium and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 7.13 Agreements of Rule 145 Affiliates. At least five business days prior to the Effective Time, Millennium shall cause to be prepared and delivered to Lyondell a list identifying all persons who it believes may be deemed to be “affiliates” of Millennium, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”). Millennium shall use its commercially reasonable efforts to cause each person who is identified as its Rule 145 Affiliate in such list to deliver to Lyondell, at or prior to the Effective Time, a written agreement, in the form of Exhibit 7.13. Lyondell shall be entitled to place restrictive legends on any shares of Lyondell Common Stock issued (i) to such Rule 145 Affiliates and (ii) to any other persons who it reasonably believes may be deemed to be “affiliates” of Millennium, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, pursuant to the Merger.

Section 7.14 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as expressly provided herein or as otherwise agreed in writing by the parties.

Section 7.15 Indemnification and Insurance.

(a) For six years from and after the Effective Time, Lyondell shall indemnify, defend and hold harmless to the fullest extent permitted under Applicable Law each person who is, or has been at any time prior to the Effective Time, an officer or director of Millennium or Millennium Merger Sub (or any Subsidiary or division thereof) and each person who served at the request of Millennium as a director, officer, limited liability company member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any threatened, pending or completed claim, action, suit, proceeding, investigation or inquiry arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such threatened, pending or completed claim, action, suit, proceeding, investigation or inquiry (an “Action”), Lyondell shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Lyondell, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Law (provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to the indemnification) and, if required, upon receipt of any undertaking required by Applicable Law; provided, however, Lyondell or the Surviving Entity, as the case may be, shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Lyondell shall not be obligated pursuant to this Section 7.15 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

(b) The parties agree that all rights to indemnification and any provisions relating to advances of expenses incurred in defense of any action or suit, whether contained in this Agreement or in the charter, bylaws or other organizational documents of Millennium, Lyondell or any of their respective Subsidiaries shall survive consummation of the Merger with respect to matters occurring through and including the Effective Time.

(c) For a period of six years from and after the Effective Time, Lyondell shall cause to be maintained officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by Millennium’s existing officers’ and directors’ liability insurance policies on terms no less advantageous as a whole to the Indemnified Parties than such existing insurance, provided, however, that if the existing insurance expires, is terminated or canceled, or if the annual premiums increase to in excess of 250% of the sum of the last annual premium paid by Millennium prior to the date hereof (the amount of each such premium being set forth in Section 7.15(c) of the Millennium Disclosure Letter), Lyondell shall provide as much coverage as reasonably practicable for such amount.

(d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the certificate of incorporation or bylaws of Lyondell or any of its Subsidiaries, under Applicable Law or otherwise. The provisions of this Section 7.15 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(e) In the event Lyondell or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Lyondell, as the case may be, shall assume the obligations set forth in this Section 7.15.

Section 7.16 [Reserved]

Section 7.17 Employee Matters.

(a) Millennium and Lyondell each agree that all employees of Millennium and its Subsidiaries immediately prior to the Effective Time shall be employed by Lyondell or its Subsidiaries immediately after the Effective Time, it being understood that Lyondell shall not have any obligations to continue employing such employees for any length of time thereafter. Millennium agrees that it shall not make, and it shall not permit its Subsidiaries to make, any representations or promises, oral or written, to employees of Millennium and its Subsidiaries concerning continued employment following the Effective Time, or the terms and conditions of that employment, except as requested in writing by Lyondell or with the prior written consent of Lyondell. Nothing in this Agreement shall be considered a contract between Millennium, Lyondell its Subsidiaries and any employee for such employee’s continued employment.

(b) Millennium and Lyondell further agree that the Millennium Benefit Plans in effect at the date of this Agreement shall, to the extent practicable, remain in effect in accordance with their terms until otherwise determined after the Effective Time. To the extent any such Millennium Benefit Plan is not continued, Lyondell will provide or cause Millennium to provide for a one year period immediately following the Effective Time benefits to such Millennium employees that are no less favorable (based on value), in the aggregate, than the benefits provided by the Millennium Benefit Plans immediately prior to the Effective Time; provided, however, that notwithstanding the foregoing, Lyondell shall provide severance pay to any employee (other than an employee who is listed on Section 5.12(e) of the Disclosure Letter under the heading Certain Payments of Benefits) who is terminated by Lyondell or any of its affiliates during the one year period beginning on the Effective Time (taking into account all service with Millennium and its affiliates prior to the Effective Time as well as service with Millennium, Lyondell or any of their affiliates after the Effective Time) that would have been provided pursuant to the plans and policies in effect immediately prior to the date of this Agreement and a copy of each of which (or, in the case of Foreign Plans, a summary of or guidelines under which) have been provided to Lyondell.

(c) Millennium and each of its Subsidiaries operating in Europe shall (in cooperation with Lyondell) use commercially reasonable efforts to comply with all obligations under the national labor laws of any country in Europe, the European Union labor laws or any applicable collective bargaining agreements to inform and consult with the shop committee, workers’ council or other employee bodies of such Subsidiaries in connection with the Merger and the resulting change in control of such Subsidiaries.

Section 7.18 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger, each of Lyondell and Millennium and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the merger and otherwise act to eliminate or minimize the effects of such statute or regulation or such transactions. The Millennium Board shall take all actions, including the adoption of any resolutions, as may be necessary or reasonably requested by Lyondell to assure that any charter and bylaw provisions in the nature of anti-takeover provisions, if any, are, and at the Effective Time will be, inapplicable to the Merger.

Section 7.19 Section 16(b) Board Approval. Prior to the Closing, the Millennium Board shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of “non-employee directors” thereof, approve and adopt, for purposes of exemption from “short-swing” liability under Section 16(b) of the Exchange Act, (i) the conversion at the Effective Time of the shares of Millennium Common Stock held by officers and directors of Millennium into the right to receive shares of Lyondell Common Stock in the Merger and (ii) the assumption by Lyondell at the Effective Time of the Millennium Stock Option Plans. Similarly, prior to the Closing, a duly authorized committee of “non-employee directors” of the Board of Directors of Lyondell shall approve and adopt similar resolutions with respect to the directors of Millennium that will be appointed to the Board of Directors of Lyondell pursuant to Section 3.3 and any officers of Millennium that will be deemed to be “executive officers” (under Section 16 of the Exchange Act) of Lyondell at the Effective Time. Such resolutions shall set forth the name of the applicable “insiders” for purposes of Section 16 of the Exchange Act, the number of securities to be acquired by each individual, that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act and, for the Millennium Stock Options to be assumed by Lyondell at the Effective Time, the material terms of the options and warrants to purchase shares of Lyondell Common Stock acquired by such insiders as a result of the assumption of the Millennium Stock Options by Lyondell.

Section 7.20 Reorganization Treatment.

(a) Millennium and Lyondell shall execute and deliver to each of Weil, Gotshal & Manges LLP, counsel to Millennium, and Baker Botts L.L.P., counsel to Lyondell, certificates substantially in the forms attached hereto as Exhibits 7.20(a) and 7.20(b) at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 8.2(b) or Section 8.3(b), as the case may be. Prior to the Effective Time, neither Millennium nor Lyondell shall take or cause to be taken any action which would cause to be untrue any of the representations in such certificates.

(b) Millennium and Lyondell intend that the transactions contemplated hereby will qualify as a reorganization within the meaning of Section 368(a) of the Code and the parties will take the position for all Tax purposes that the transactions contemplated hereby so qualify unless a contrary position is required by a final determination within the meaning of Section 1313 of the Code. Millennium and Lyondell shall each use their respective commercially reasonable efforts to cause the transactions contemplated hereby to qualify as a reorganization within the meaning of Section 368(a) of the Code, and shall not take actions, cause actions to be taken, or fail to take actions that are reasonably likely to prevent such result.

Section 7.21 Bank Agreement Amendments. Lyondell and Millennium shall use commercially reasonable efforts to obtain any and all amendments and/or waivers under their respective bank credit agreements and the Lyondell receivables securitization facility (or, in each case, replacements thereof) as shall be necessary to permit consummation of the transactions contemplated hereby without breach or violation of any such agreement or of any other debt agreement to which either of them or any Subsidiary of either of them shall be a party (collectively, the “Bank Agreement Amendments”).

ARTICLE 8

MERGER CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, if applicable, at or prior to the Closing Date of the following conditions:

(a) The Millennium Stockholder Approval Item shall have been approved by the requisite vote of the stockholders of Millennium in accordance with Applicable Law.

(b) The Lyondell Stockholder Approval Items shall have been approved by the requisite vote of the stockholders of Lyondell in accordance with Applicable Law.

(c) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, any clearances required by the European Commission applicable to the consummation of the Merger shall have been received, and any material regulatory or governmental approval required or, in the reasonable view of Lyondell, warranted under national competition, merger control or similar law of any other relevant jurisdiction shall have been obtained or the relevant waiting period shall have expired; provided, however, that if the required filings have been made with respect to any such material regulatory or governmental approval, this condition shall be satisfied if in the reasonable view of Lyondell the consummation of the Merger prior to the receipt of such approval or the expiration of the relevant waiting period shall not have a Millennium Material Adverse Effect or a Lyondell Material Adverse Effect

(d) No judgment, injunction, ruling, order or decree of any Governmental Entity shall be in effect that makes the Merger illegal, restrains or prevents the consummation of the Merger or imposes any condition to, or any requirement as a result of, consummation of the Merger that would, if complied with, constitute or result in a Lyondell Material Adverse Effect or a Millennium Material Adverse Effect (collectively, “Restraints”); provided, however, that, prior to invoking this condition, each party agrees to comply with Section 7.7, and with respect to other matters not covered by Section 7.7, to use its commercially reasonable efforts to have any such Restraint lifted or vacated.

(e) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings initiated by the SEC seeking a stop order.

(f) The shares of Lyondell Common Stock to be issued in connection with the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Conditions to Obligation of Millennium to Effect the Merger. The obligation of Millennium to effect the Merger shall be subject to the satisfaction or waiver by Millennium at or prior to the Closing Date of the following conditions:

(a) (i) Lyondell shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Lyondell contained in this Agreement shall be true and correct (without regard to materiality or Lyondell Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not and is not reasonably likely to have a Lyondell Material Adverse Effect, and Millennium shall have received a certificate of Lyondell executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

(b) Millennium shall have received from Weil, Gotshal & Manges LLP, counsel to Millennium, on the Closing Date, an opinion in form and substance reasonably satisfactory to Millennium and dated as of the Closing Date, to the effect that the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Weil, Gotshal & Manges LLP shall be entitled to receive and rely upon representations of Lyondell and Millennium.

(c) Lyondell shall have obtained all of the consents listed on Exhibit 8.2(c).

Section 8.3 Conditions to Obligation of Lyondell to Effect the Merger. The obligations of Lyondell to effect the Merger shall be subject to the satisfaction or waiver by Lyondell at or prior to the Closing Date of the following conditions:

(a) (i) Millennium and Millennium Merger Sub shall have performed, in all material respects, their respective covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Millennium and Millennium Merger Sub contained in this Agreement shall be true and correct (without regard to materiality or Millennium Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not and is not reasonably likely to have a Millennium Material Adverse Effect, and Lyondell shall have received a certificate of Millennium executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

(b) Lyondell shall have received from Baker Botts L.L.P., counsel to Lyondell, on the Closing Date, an opinion in form and substance reasonably satisfactory to Lyondell and dated as of the Closing Date, to the effect that the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Baker Botts L.L.P. shall be entitled to receive and rely upon representations of Lyondell and Millennium.

(c) Millennium shall have obtained all of the consents listed on Exhibit 8.3(c).

(d) The Bank Agreement Amendments shall have been obtained in form and substance reasonably satisfactory to Lyondell.

ARTICLE 9

TERMINATION

Section 9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after satisfaction of the conditions set forth in Section 8.1(a) and (b), by the mutual written consent of Millennium and Lyondell, through action of their respective Boards of Directors.

Section 9.2 Termination by Either Millennium or Lyondell. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after satisfaction of the conditions set forth in Section 8.1(a) and (b), by action of the Board of Directors of either Millennium or of Lyondell if:

(a) the Merger shall not have been consummated on or before December 31, 2004 (the “Merger Deadline”), unless the failure to consummate the Merger is the result of the willful and material breach of this Agreement by the party seeking to terminate this Agreement;

(b) any Restraint shall be in effect and shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall have complied with Section 7.7 and, with respect to other matters not covered by Section 7.7, shall have used its commercially reasonable efforts to remove such Restraint; or

(c) (i) the Lyondell Meeting shall have been held and the Lyondell’s stockholders shall not have approved the Lyondell Stockholder Approval Items upon a vote taken thereon, or (ii) the Millennium Meeting shall have been held and the Millennium’s stockholders shall not have approved the Millennium Stockholder Approval Item upon a vote taken thereon.

Section 9.3 Termination by Millennium. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as otherwise provided below) the approval of the Millennium Stockholder Approval Item by the stockholders of Millennium, by action of the Millennium Board, if:

(a) Lyondell shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) and (ii) is incapable of being cured, or is not cured, by Lyondell prior to or on the date which is 30 calendar days after written notice of such breach or failure to perform is given to Lyondell by Millennium;

(b) the Board of Directors of Lyondell shall have withdrawn or materially modified, in a manner adverse to Millennium, its approval or recommendation of this Agreement or the transactions contemplated hereby or recommended a Lyondell Acquisition Proposal, or resolved to do so, or failed to reconfirm its recommendation of this Agreement to Lyondell’s stockholders within ten business days after a written request by Millennium to do so; or

(c) prior to the Cutoff Date, (i) the Millennium Board shall have received a Millennium Superior Proposal, (ii) Millennium shall have complied in all material respects with Section 7.3, (iii) Millennium shall have concurrently paid the fee due under Section 9.5(a), (iv) the Millennium Board shall concurrently approve, and Millennium shall concurrently enter into, a binding definitive written agreement providing for the implementation of such Millennium Superior Proposal and (v) Lyondell shall not have made, within five business days after Lyondell’s receipt of Millennium’s written notice of its intent to accept a Millennium Superior Proposal and terminate this Agreement, an offer that the Millennium Board shall have reasonably concluded in good faith, after consultation with its financial advisors and outside legal counsel, is at least as favorable to the stockholders of Millennium as the Millennium Superior Proposal.

Section 9.4 Termination by Lyondell. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after (except as otherwise provided below) the approval of the Lyondell Stockholder Approval Items by the stockholders of Lyondell, by action of the Board of Directors of Lyondell, if:

(a) Millennium or Millennium Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) and (ii) is incapable of being cured, or is not cured, by Millennium prior to or on the date which is 30 calendar days after written notice of such breach or failure to perform is given to Millennium by Lyondell;

(b) the Millennium Board shall have withdrawn or materially modified, in a manner adverse to Lyondell, its approval or recommendation of this Agreement or the transactions contemplated hereby or recommended a Millennium Acquisition Proposal, or resolved to do so, or failed to reconfirm its recommendation of this Agreement to Millennium’s stockholders within ten business days after a written request by Lyondell to do so; or

(c) prior to the Cutoff Date, (i) the Board of Directors of Lyondell shall have received a Lyondell Superior Proposal, (ii) Lyondell shall have complied in all material respects with Section 7.4, (iii) Lyondell shall have concurrently paid the fee due under Section 9.5(b) and (iv) the Board of Directors of Lyondell shall concurrently approve, and Lyondell shall concurrently enter into, a binding definitive written agreement providing for the implementation of such Lyondell Superior Proposal.

Section 9.5 Effect of Termination.

(a) If this Agreement is terminated and the Merger is abandoned:

(1) by Millennium or Lyondell pursuant to Section 9.2(c)(ii) because the stockholders of Millennium failed to approve the Millennium Stockholder Approval Item at the Millennium Meeting after the public announcement of a Millennium Acquisition Proposal, whether or not the Millennium Acquisition Proposal is still pending or has been consummated; or

(2) by Lyondell pursuant to Section 9.4(b); or

(3) by Millennium pursuant to Section 9.3(c);

then Millennium shall pay Lyondell a fee of $30 million at the time of such termination in cash by wire transfer to an account designated by Lyondell; provided that, in the case of clause (2) above, no such fee shall be payable if at the time of the Millennium Board action giving rise to the termination by Lyondell, a Lyondell Material Adverse Effect shall have occurred.

(b) If this Agreement is terminated and the Merger is abandoned:

(1) by Lyondell or Millennium pursuant to Section 9.2(c)(i) because the stockholders of Lyondell failed to approve the Lyondell Stockholder Approval Items at the Lyondell Meeting after the public announcement of a Lyondell Acquisition Proposal, whether or not the Lyondell Acquisition Proposal is still pending or has been consummated; or

(2) by Millennium pursuant to Section 9.3(b); or

(3) by Lyondell pursuant to Section 9.4(c);

then Lyondell shall pay Millennium a fee of $30 million at the time of such termination in cash by wire transfer to an account designated by Millennium; provided that, in the case of clause (2) above, no such fee shall be payable if at the time of the Lyondell Board action giving rise to the termination by Millennium, a Millennium Material Adverse Effect shall have occurred.

(c) The parties acknowledge and agree that the agreements contained in Section 9.5(a) and (b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due pursuant to Section 9.5(a) or (b), as applicable, and, in order to obtain such payment, the other party commences a suit that results in judgment for such party for the fee, the defaulting party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate of the lead bank under the Lyondell Credit Agreement in effect on the date such payment was required to be made.

(d) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5, and Section 7.14 and except for the provisions of Sections 10.1, 10.3, 10.4, 10.6, 10.8, 10.9, 10.11 and 10.12, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of such nonbreaching party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved.

(e) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, Millennium shall promptly reimburse Lyondell for 50% of the expenses Lyondell agreed to bear pursuant to Sections 7.7(a)(i), 7.10(a) and 7.11(b), by wire transfer of immediately available funds to an account designated by Lyondell.

Section 9.6 Extension; Waiver. At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive consummation of the Merger; provided, however, that the agreements contained in Article 4 and in Sections 7.13, 7.14, 7.15, 7.17, 7.20 and this Article 10 and the agreements delivered pursuant to this Agreement shall survive consummation of the Merger. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 10.2 Notices. All notices, requests and other communications (collectively, the “Notices”) made pursuant to this Agreement shall be in writing and signed and correctly dated by the party sending such Notice. All Notices shall be delivered personally (by courier or otherwise) or by facsimile to the receiving party at the applicable address or facsimile number set forth below:

(a) if to Millennium or Millennium Merger Sub:

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, MD 21030

Attention: C. William Carmean, General Counsel

Facsimile: 443.705.0249

with copies (which shall not constitute notice) to:

Weil Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Ellen J. Odoner

Facsimile: 212.310.8007

and

Weil Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75291

Attention: Mary R. Korby

Facsimile: 214.746.7777

(b) if to Lyondell:

Lyondell Chemical Company

One Houston Center

1221 McKinney, Suite 700

Houston, TX 77010

Attention: Kerry A. Galvin, General Counsel

Facsimile: 713.309.2143

with copies (which shall not constitute notice) to:

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

Attention: Stephen A. Massad

Facsimile: 713.229.7775

Any Notice delivered personally shall be deemed to have been given on the date it is so delivered, or upon attempted delivery if acceptance of delivery is refused, and any Notice delivered by facsimile shall be deemed to have been given on the first business day the intended recipient confirms delivery thereof. The address and facsimile numbers set forth above may be changed by a party by giving Notice of such change of address or facsimile number in the manner set forth in this Section 10.2.

Section 10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Lyondell may at any time assign all or part of its rights, but none of its obligations, hereunder to a direct wholly owned corporate Subsidiary. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.15 with respect to the Indemnified Parties and except as provided in any agreements delivered pursuant hereto (collectively, the “Third-Party Provisions”), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third-Party Provisions may be enforced by the beneficiaries thereof.

Section 10.4 Entire Agreement. This Agreement, the exhibits to this Agreement, the Millennium Disclosure Letter, the Lyondell Disclosure Letter, the Limited Waiver Agreement dated as of the date hereof between Millennium and Lyondell and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidentiality Agreement shall continue in effect. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 10.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their boards of directors, at any time before or after approval of matters presented in connection with the transactions contemplated hereby by the stockholders of Millennium or Lyondell, but after any such stockholder approval no amendment shall be made which by Applicable Law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

Section 10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 10.8 Construction. In this Agreement:

(a) (i) no consideration shall be given to the captions of the articles, sections, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in construction; (ii) no consideration shall be given to the fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (iii) examples shall not be construed to limit, expressly or by implication, the matter they illustrate; (iv) the word “includes” and its syntactic variants mean “includes, but is not limited to” and corresponding syntactic variant expressions; (v) the plural shall be deemed to include the singular, and vice versa; (vi) references in this Agreement to Sections and Exhibits shall be deemed to be references to Sections of, and Exhibits to, this Agreement unless the context shall otherwise require; (vii) all Exhibits attached to this Agreement shall be deemed incorporated herein as if set forth in full herein; (viii) the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ix) references to a person are also to its permitted successors and permitted assigns; and (x) unless otherwise expressly provided, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) The phrase “to the knowledge of” and similar phrases relating to knowledge of Millennium or Lyondell, as the case may be, shall mean the actual knowledge of, in the case of Millennium, the individuals listed in Section 10.8(b) of the Millennium Disclosure Letter and, in the case of Lyondell, the individuals listed in Section 10.8(b) of the Lyondell Disclosure Letter, in each case, after reasonable investigation by such individuals.

(c) The term “Material Adverse Effect” means:

(A) with respect to Millennium, a material adverse effect on or change in (a) the business, assets, condition (financial or otherwise) or operations of Millennium and its Subsidiaries taken as a whole, except for such changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the segment or segments of the chemicals industry in which they operate or (b) the ability of Millennium to consummate the Merger or fulfill the conditions to Closing. “Millennium Material Adverse Effect” means a Material Adverse Effect with respect to Millennium.

(B) with respect to Lyondell, a material adverse effect on or change in (a) the business, assets, condition (financial or otherwise) or operations of Lyondell and its Subsidiaries taken as a whole, except for such changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the segment or segments of the chemicals industry in which they operate or (b) the ability of Lyondell to consummate the Merger or fulfill the conditions to Closing. “Lyondell Material Adverse Effect” means a Material Adverse Effect with respect to Lyondell.

(d) The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company and limited partnership), whether incorporated or unincorporated, domestic or foreign, of which such party directly or indirectly owns or controls (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner or (ii) any form of equity interest or an interest of any other character that is convertible into an equity interest in such corporation or organization and such party has working control over the management of such corporation or organization. In the event a Subsidiary is not wholly owned by a party hereto, then only such party’s percentage interest in such Subsidiary will be taken into account when considering such party and its Subsidiaries on a consolidated basis or taken as a whole. The term “Subsidiary” as used herein shall not include, with respect to either Millennium or Lyondell, Equistar Chemicals, LP.

(e) The term “Debt” means, with respect to any person, the aggregate amount of, without duplication, (i) all obligations for borrowed money; (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations to pay the deferred purchase price of property or services; (iv) all capitalized lease obligations; (v) all obligations or liabilities of others secured by a lien on any asset owned by such person (other than a Millennium Permitted Lien or Lyondell Permitted Lien, as applicable) whether or not such obligation or liability is assumed, to the extent of the lesser of such obligation or liability or the book value of such asset; (vi) all Contingent Obligations of such person; and (vii) any other obligations or liabilities which are required by U.S. generally accepted accounting principles to be shown as debt on a balance sheet.

(f) The term “Contingent Obligation” means, as applied to any person, any direct or indirect liability, contingent or otherwise, of that person with respect to any indebtedness, lease, dividend, letter of credit or other similar obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (other than for collection or deposit in the ordinary course of business) co-made or discounted or sold with recourse by that person, or in respect of which that person is otherwise directly or indirectly liable, including any such obligation for which that person is in effect liable through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet, income or other financial condition of the obligor of such obligation, or to make payment for any products, materials or supplies or for any transportation, services or lease regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof. The amount of any Contingent Obligation shall be equal to the amount of the obligation, or portion thereof, so guaranteed or otherwise supported.

(g) The term “commercially reasonable efforts” means, with respect to each party, the agreement of such party to cooperate and to cause its affiliates to cooperate and to use its best efforts consistent with reasonable commercial practice without payment or incurrence of unreasonable expense or the requirement to engage in litigation.

Section 10.9 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.11 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12 Jurisdiction; Consent to Service of Process; Waiver. Each of the parties to this Agreement agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated this Agreement, whether in tort or contract or at law or in equity, exclusively in the Court of Chancery of the State of Delaware, or, if as a matter of law exclusive jurisdiction over such action rests in the federal courts, the United States District Court for the District of Delaware, and solely in connection with claims arising under such agreement or instrument or the transactions contained in or contemplated by such agreement or instrument, (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 10.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided herein and shall not be deemed to confer rights on any person other than the parties to this Agreement. Each party hereby knowingly and intentionally, irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim therein.

Section 10.13 Parties’ Acknowledgment. The parties hereto hereby acknowledge and agree that none of the parties hereto has breached Section 3.1 of the Amended and Restated Parent Agreement, dated as of November 6, 2002, among Lyondell, Millennium and Equistar Chemicals, LP by negotiating the transactions contemplated hereby or executing this Agreement and further acknowledge and agree that the consummation of the transactions contemplated hereby, including the Merger on the terms and conditions set forth in this Agreement, will not be a breach of Section 3.1 of the Amended and Restated Parent Agreement.

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of each of the parties hereto, by their respective officers thereunto duly authorized, effective as of the Effective Time.

LYONDELL CHEMICAL COMPANY

By:	/s/ DAN F. SMITH
Dan F. Smith President and Chief Executive Officer

MILLENNIUM CHEMICALS INC.

By:	/s/ ROBERT E. LEE
Robert E. Lee President and Chief Executive Officer

ARIES SUBSIDIARY LLC

By:	/s/ ROBERT E. LEE
Robert E. Lee Authorized Person

Exhibit 1.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF THE

SERIES A PREFERRED STOCK

OF

MILLENNIUM CHEMICALS INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

We, [                    ], President, and [                    ], Secretary, of Millennium Chemicals Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “GCL”), in accordance with Section 151 of the GCL, do hereby certify as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation ( the “Certificate of Incorporation”) authorizes the issuance of up to 25,000,000 shares of preferred stock, $0.01 par value (the “Preferred Stock”), in one or more classes or series, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be stated and expressed in a resolution or resolutions providing for the creation and issuance of any such class or series adopted by the board of directors of the Corporation (the “Board of Directors”) prior to the issuance of any shares of such class or series, pursuant to authority expressly vested in the Board of Directors by the Certificate of Incorporation.

SECOND: The Board of Directors of the Corporation, at a meeting held on March 28, 2004, duly adopted the following resolutions authorizing the creation of a new series of such Preferred Stock, to be known as “Series A Preferred Stock,” stating that 1,000 shares of the authorized and unissued Preferred Stock shall constitute such series, and setting forth a statement of the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as follows:

BE IT RESOLVED, that the terms of the Series A Preferred Stock shall be as follows:

1. Series A Preferred Stock.

1.1 Designation. The first series of Preferred Stock is designated and known as “Series A Preferred Stock” and shall consist of 1,000 shares.

1.2 Rank. The Series A Preferred Stock shall, with respect to dividend rights, rank pari passu to the common stock of the Corporation, par value $0.01 per share (the “Common Stock”), and with respect to rights on liquidation, dissolution and winding up of the affairs of the Corporation, rank prior to the Common Stock.

2. Dividend Rights. Each share of the Series A Preferred Stock shall be entitled to receive such dividends thereon as are in the amount of twice the dividends as may be declared from time to time by the Board of Directors per share of Common Stock, if any. For the avoidance of doubt, the Board of Directors shall not declare any dividend on the Common Stock without declaring a dividend in the same form and in twice the amount per share on the Series A Preferred Stock.

3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, no distribution shall be made to the holders of the Common Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received a liquidation preference of $1,000 per full share of Series A Preferred Stock. For purposes of this Section 3, neither the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of the affairs of the Corporation (unless such sale, conveyance, exchange or transfer is in connection with a dissolution or winding up of the business of the Corporation).

4. Voting Rights.

4.1 Series A Preferred Stock. Each holder of shares of Series A Preferred Stock shall have the right to one (1) vote for each share of Series A Preferred Stock held of record on the books of the Corporation.

4.2 Scope. Each holder of Series A Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together as a class with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote, except as required by applicable law. Except as required by applicable law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes on any matter upon which such holders are entitled to vote, including, but not limited to, any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, or any reclassification or other change of any stock, or any recapitalization of the Corporation as to which the stock of the Corporation has the right to vote.

5. Miscellaneous.

5.1 No Preemptive Rights. No holder of Series A Preferred Stock shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Designations, Preferences and Rights to be signed by [                    ], President, and attested by [                    ], Secretary, as of this      day of             , 2004.

Name:	[ ]
Title:	President

ATTESTED:

By:
Name:	[ ]
Title:	Secretary

Exhibit 2.1

RESTATED CERTIFICATE OF INCORPORATION

OF

MILLENNIUM CHEMICALS INC.

FIRST: The name of the Company is Millennium Chemicals Inc. (hereinafter the “Company”).

SECOND: The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent of the Company at such address is The Corporation Trust Company.

THIRD: The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of capital stock of all classes that the Company shall have authority to issue is 100,001,000 shares. The authorized capital stock is divided into 1,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), and 100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”).

Except as otherwise provided by law, the shares of Common Stock may be issued for such consideration and for such corporate purposes as the Board of Directors of the Company (the “Board of Directors”) may from time to time determine.

In the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the Company, the holders of the Common Stock shall be entitled to receive all the assets of the Company, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by each, after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of Preferred Stock are entitled by the express terms of such series.

Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder on each matter voted upon by the stockholders.

The shares of Preferred Stock of the Company may be issued from time to time in one or more series, the shares of each such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series, adopted by the Board of Directors. Authority is hereby expressly granted to the Board of Directors, subject to the provisions of this section and to the limitations prescribed by the DGCL, to authorize the issuance of one or more series of Preferred Stock, to establish the number of shares comprising each such series, and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Company, and for further definition, limitation and regulation of the powers of the Company and of its directors and stockholders:

(a) The business and affairs of the Company shall be managed by or under the direction of the Board of Directors except as otherwise provided by law.

(b) The Board of Directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Company (the “Bylaws”).

(c) The number of directors of the Company shall be as from time to time fixed by, or in the manner provided in, the Bylaws. Election of directors need not be by written ballot unless the Bylaws so provide.

(d) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby authorized to exercise all such powers and do all such acts and things as may be exercised or done by the Company, subject, nevertheless, to the provisions of the statutes of Delaware, this Certificate of Incorporation and any Bylaws adopted by the stockholders; provided, however, that no Bylaws thereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

SIXTH: Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

SEVENTH: A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholder or stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. Any repeal or modification of this Article SEVENTH by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

EIGHTH: The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Exhibit 7.13

Form of Affiliate Letter

Millennium Chemicals Inc.

[Date]

Lyondell Chemical Company

1221 McKinney Street

Suite 700

Houston, TX 77253

Ladies and Gentlemen:

I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of Millennium Chemicals Inc., a Delaware corporation (“Millennium”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the terms of the Agreement and Plan of Merger dated as of March 28, 2004 (the “Agreement”), among Lyondell Chemical Company, a Delaware corporation (“Lyondell”), Millennium and Aries Subsidiary LLC, a Delaware limited liability company and wholly owned subsidiary of Millennium (“Aries Subsidiary LLC”), at the effective time of the Merger (as defined in the Agreement), shares of Millennium common stock, par value $0.01 per share (“Millennium Common Stock”), will be converted into shares of Lyondell common stock, par value $1.00 per share (“Lyondell Common Stock”).

1. With respect to the conversion of my shares of Millennium Common Stock into shares of Lyondell Common Stock pursuant to the Agreement, I warrant and covenant to Lyondell that as of the date I receive any Lyondell Common Stock as a result of the Merger:

A. I shall not make any sale, transfer or other disposition of Lyondell Common Stock in violation of the Securities Act or the Rules and Regulations.

B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Lyondell Common Stock to the extent I felt necessary, with my counsel.

C. I have been advised that the issuance of Lyondell Common Stock to me in the Merger will be registered with the Commission under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, at the time the Agreement is submitted to the stockholders of Millennium for their approval, I may be deemed to be an affiliate of Millennium, I may not sell, transfer or otherwise dispose of Lyondell Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 (as such rule may be hereafter from time to time amended) promulgated by the Commission under the Securities Act, or (iii) in the opinion of counsel reasonably acceptable to Lyondell, or as described in a “no action” or interpretive letter obtained by me from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

D. I understand that Lyondell is not under any obligation to register the sale, transfer or other disposition of Lyondell Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

E. I also understand that stop transfer instructions will be given to Lyondell’s transfer agent with respect to Lyondell Common Stock, and that there will be placed on any certificates for Lyondell Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES AND MAY ONLY BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

F. I also understand that unless the transfer by me of my Lyondell Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Lyondell reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

G. I also understand and agree that the representations, warranties, covenants and agreements I have made herein are for the benefit of Millennium, Lyondell and Aries Subsidiary LLC and will be relied upon by such entities and their respective counsel and accountants.

2. By acceptance of this letter by Lyondell, Lyondell hereby agrees with me as follows:

A. For so long as and to the extent necessary to permit me to sell Lyondell Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Lyondell shall (a) use its reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and (ii) furnish to me upon request a written statement as to whether Lyondell has complied with such reporting requirements during the 12 months preceding any proposed sale of Lyondell Common Stock by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144.

B. It is understood and agreed that the legends set forth in paragraphs E and F above will be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Securities Act. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date I acquire Lyondell Common Stock in the Merger, and the provisions of Rule 145(d)(2) are then available to me, (ii) two years shall have elapsed from the date I acquire the Lyondell Common Stock in the Merger, and the provisions of Rule 145(d)(3) are then available to me, or (iii) Lyondell has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Lyondell, or a “no action” letter obtained by me from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Securities Act no longer apply to me.

Execution of this letter should not be considered an admission on my part that I am an “affiliate” of Millennium as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am an affiliate on or after the date of this letter.

Very truly yours,

[Insert Name of Affiliate]

Accepted this day of
, 2004 by

LYONDELL CHEMICAL COMPANY		MILLENNIUM CHEMICALS INC.

By:		By:
	Name:		Name:
	Title:		Title:

ARIES SUBSIDIARY LLC

By:
Name:
Title:

Exhibit 7.20(a)

MILLENNIUM CHEMICALS INC.

OFFICER’S CERTIFICATE

This Certificate is being given by the undersigned, duly authorized representative of Millennium Chemicals Inc., a Delaware corporation (“Millennium”), and acting as such, in connection with the opinions to be delivered by the law firms of Baker Botts L.L.P. and Weil, Gotshal & Manges LLP (collectively, “Counsel”) with respect to the acquisition by Lyondell Chemical Company, a Delaware corporation (“Lyondell”), of all of the stock of Millennium solely in exchange for voting stock of Lyondell, pursuant to the merger of Aries Subsidiary LLC, a newly formed Delaware limited liability company wholly-owned by Millennium (“Merger Sub”) with and into Millennium (“the Merger”), pursuant to the Agreement and Plan of Merger among Millennium, Lyondell and Merger Sub, dated as of March 28, 2004 (the “Merger Agreement”). Capitalized terms which are not defined in this Certificate will have the meaning ascribed to them in the Merger Agreement. The undersigned recognizes that Counsel will rely upon this Certificate, and that Counsel may disclose this Certificate or part or all of the contents thereof, in connection with delivering their opinions.

The undersigned certifies that [s]he is familiar with the transactions contemplated by, and the terms and provisions of, the Merger Agreement, has personal knowledge of the matters covered by the representations made herein, and is authorized to make these representations on behalf of Millennium. In addition, the undersigned certifies that, to the best of [his/her] knowledge and belief:

1. The facts and information contained in the Proxy Statement/Prospectus filed with the Securities and Exchange Commission on             , insofar as they relate to Millennium and to the transactions contemplated by the Merger Agreement, are true, correct and complete, and will be true, correct and complete at the effective time of the Merger (the “Effective Time”).

2. The fair market value of the Lyondell stock received by each Millennium shareholder in the Merger will be approximately equal to the fair market value of the Millennium stock surrendered in the exchange.

3. Other than as contemplated by the Merger Agreement, neither Millennium, any person related to Millennium, nor any person acting as agent or intermediary for any of them has acquired, or has any plan or intention to acquire, whether directly or through any transaction, agreement, or arrangement with any other person, any Millennium stock as part of a plan that includes the Merger. For purposes of this Certificate, a person is “related to” Millennium if such person is a related person within the meaning of Treas. Reg. §1.368-1(e)(3). No outstanding stock of Millennium has been, or will be, the subject of any redemption or distribution by Millennium that is part of a plan that includes the Merger.

4. To the best knowledge of Millennium, there is no plan or intention on the part of any particular shareholder of Millennium to sell, exchange or otherwise dispose of shares of

Lyondell stock received, or to be received, in the Merger to Lyondell, any person related to Lyondell, or any person acting as agent or intermediary for any of them.

5. Millennium and the shareholders of Millennium will pay their respective expenses, if any, incurred in connection with the Merger.

6. At the Effective Time, Millennium will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of Millennium that, if exercised or converted, would affect Lyondell’s acquisition or retention of control of Millennium. For purposes of this Certificate, the term “control” means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock.

7. No outstanding options to acquire Millennium stock were granted with an exercise price that was less than the fair market value of the underlying stock at the time of grant.

8. In connection with the Merger, Millennium has not sold, transferred, or otherwise disposed of any of its assets to the extent that would prevent Lyondell from causing Millennium after the Merger to continue its historic business or use a significant portion of its historic business assets in a business, within the contemplation of Treas. Reg. §1.368-1(d).

9. Millennium is not an investment company. For purpose of this Certificate, an investment company is a regulated investment company (as defined in the Code), a real estate investment trust (as defined in the Code), or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. For this purpose, (a) in making the 50% and 80% determinations just described, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and a corporation shall be considered a subsidiary if the parent owns 50% or more of the combined voting power of all classes of stock entitled to vote, or 50% or more of the total value of shares of all classes of stock outstanding, and (b) in determining total assets there shall be excluded cash and cash items (including receivables), government securities, and any assets acquired for purposes of ceasing to be an investment company.

10. There will be no dissenters to the Merger.

11. At the Effective Time, the fair market value of the assets of Millennium will exceed the sum of its liabilities plus the liabilities, if any, to which the assets are subject.

12. None of the compensation to be received by any shareholder-employee of Millennium will be separate consideration for, or allocable to, any of his or her shares of Millennium stock; none of the shares of Lyondell stock to be received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

13. The issuance to Millennium, pursuant to the Merger Agreement and shortly before the Merger, of Lyondell voting stock in exchange for a share of voting preferred stock of Millennium is an arrangement entered into solely for the purpose of facilitating the Merger. In the Merger, the share of Millennium voting preferred stock held by Lyondell will be converted into a number of shares of Millennium common stock representing control of Millennium and the shares of Lyondell stock issued in exchange for the share of Millennium voting preferred stock will be returned to Lyondell. If the Merger does not occur, then, without further consideration, the share of Millennium voting preferred stock issued to Lyondell will be canceled or redeemed and the Lyondell stock issued in exchange therefor will be returned to Lyondell.

14. Merger Sub was recently organized solely for the purpose of facilitating the Merger. For United States federal tax purposes, Merger Sub is, and at all times prior to the Merger will be, disregarded as an entity separate from Millennium. As of the Effective Time, Merger Sub will not have engaged in any transactions, held any assets or incurred any liabilities other than in furtherance of the Merger.

15. The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

16. Millennium will characterize the Merger as a reorganization within the meaning of section 368(a)(1)(B) of the Code for purposes of all tax returns, wherever filed, and other filings. Neither Millennium nor any of its affiliates (a) has taken, or will knowingly take, any action that would cause the Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code or (b) has omitted to take, or will knowingly omit to take, any action necessary to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code.

17. The Merger and related transactions will be carried out in accordance with the terms of the Merger Agreement, including attachments thereto, and there are no other relevant agreements, arrangements or understandings relating to the Merger other than those described or referenced in the Merger Agreement.

Millennium commits to inform Counsel if, for any reason, any of the foregoing representations or statements cease to be true prior to the Effective Time.

Executed this              day of             , 2004.

[Name]
[Title]
Millennium Chemicals Inc.

Exhibit 7.20(b)

LYONDELL CHEMICAL COMPANY

OFFICER’S CERTIFICATE

This Certificate is being given by the undersigned, duly authorized representative of Lyondell Chemical Company, a Delaware corporation (“Lyondell”), and acting as such, in connection with the opinions to be delivered by the law firms of Baker Botts L.L.P. and Weil, Gotshal & Manges LLP (collectively, “Counsel”) with respect to the acquisition by Lyondell of all of the stock of Millennium Chemicals Inc., a Delaware corporation (“Millennium”) solely in exchange for voting stock of Lyondell, pursuant to the merger of Aries Subsidiary LLC, a newly formed Delaware limited liability company wholly-owned by Millennium (“Merger Sub”), with and into Millennium (“the Merger”), pursuant to the Agreement and Plan of Merger among Millennium, Lyondell, and Merger Sub dated as of March 28, 2004 (the “Merger Agreement”). Capitalized terms which are not defined in this Certificate will have the meaning ascribed to them in the Merger Agreement. The undersigned recognizes that Counsel will rely upon this Certificate, and that Counsel may disclose this Certificate or part or all of the contents thereof, in connection with delivering their opinions.

The undersigned certifies that [s]he is familiar with the transactions contemplated by, and the terms and provisions of, the Merger Agreement, has personal knowledge of the matters covered by the representations made herein, and is authorized to make these representations on behalf of Lyondell. In addition, the undersigned certifies that, to the best of [his/her] knowledge and belief:

1. The facts and information contained in the Proxy Statement/Prospectus filed with the Securities and Exchange Commission on             , insofar as they relate to Lyondell and to the transactions contemplated by the Merger Agreement, are true, correct and complete, and will be true, correct and complete at the effective time of the Merger (the “Effective Time”).

2. The fair market value of the Lyondell stock received by each Millennium shareholder in the Merger will be approximately equal to the fair market value of the Millennium stock surrendered in the exchange.

3. Other than in connection with the Merger, neither Lyondell, any person related to Lyondell, nor any person acting as agent or intermediary for any of them has acquired, or has any plan or intention to acquire, whether directly or through any transaction, agreement, or arrangement with any other person, any Millennium stock as part of a plan that includes the Merger. For purposes of this Certificate, a person is “related to” Lyondell if such person is a related person within the meaning of Treas. Reg. §1.368-1(e)(3).

4. There is no plan or intention for Lyondell, any person related to Lyondell, or any person acting as agent or intermediary for any of them to acquire, with consideration other than Lyondell stock, Lyondell stock furnished in exchange for a proprietary interest in Millennium in the Merger, either directly or through any transaction, agreement, or arrangement with any other person.

5. Lyondell has no plan or intention to cause Millennium to issue additional shares of its stock after the Effective Time that would result in Lyondell’s losing control of Millennium. For purposes of this Certificate, (a) the term “stock” means any interest that constitutes stock for purposes of section 368(a)(1)(B) of the Code and (b) the term “control” means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock.

6. After the Merger, Millennium will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of Millennium that, if exercised or converted, would affect Lyondell’ acquisition or retention of control of Millennium.

7. Lyondell has no plan or intention to liquidate Millennium, to merge Millennium into another corporation (other than pursuant to the Merger), to cause Millennium to sell or otherwise dispose of any substantial portion of its assets, except for dispositions made in the ordinary course of business, or to sell or otherwise dispose of any of the Millennium stock acquired in the Merger, except for transfers or successive transfers to one or more corporations of which the transferor corporation is in control.

8. Lyondell has no plan or intention to reacquire any of its stock issued in the Merger.

9. Lyondell will pay only its own expenses incurred in connection with the Merger.

10. In the Merger, Lyondell will acquire Millennium stock solely in exchange for Lyondell voting stock. For purposes of this representation, Millennium stock redeemed for cash or other property furnished directly or indirectly by Lyondell will be considered as acquired by Lyondell. No liabilities of Millennium (other than in respect of the Millennium Stock Plans and upon conversion of the Convertible Debentures, as provided in the Merger Agreement) or the shareholders of Millennium will be assumed by Lyondell, nor will any of the Millennium stock be subject to any liabilities.

11. Neither Lyondell, any person related to Lyondell, nor any person acting as agent or intermediary for any of them has agreed to pay, will pay, or will cause to be paid any consideration (whether material or immaterial) for shares of Millennium stock other than the shares of Lyondell voting stock issued pursuant to the Merger Agreement, which consideration could cause the Merger to fail to qualify as a reorganization under section 368(a)(1)(B) of the Code.

12. Lyondell does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Millennium.

13. The shares of Lyondell stock to be issued in the Merger will entitle the holders thereof to vote in the election of the board of directors of Lyondell.

14. Following the Merger, Lyondell will cause Millennium to continue its historic business or use a significant portion of its historic business assets in a business, within the contemplation of Treas. Reg. §1.368-1(d).

15. Lyondell is not an investment company. For purpose of this Certificate, an investment company is a regulated investment company (as defined in the Code), a real estate investment trust (as defined in the Code), or a corporation 50% or more of the value of whose total assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment. For this purpose, (a) in making the 50% and 80% determinations just described, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and a corporation shall be considered a subsidiary if the parent owns 50% or more of the combined voting power of all classes of stock entitled to vote, or 50% or more of the total value of shares of all classes of stock outstanding, and (b) in determining total assets there shall be excluded cash and cash items (including receivables), government securities, and any assets acquired for purposes of ceasing to be an investment company.

16. There will be no dissenters to the Merger.

17. None of the compensation to be received by any shareholder-employee of Millennium will be separate consideration for, or allocable to, any of his or her shares of Millennium stock; none of the shares of Lyondell stock to be received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

18. The issuance to Millennium, pursuant to the Merger Agreement and shortly before the Merger, of Lyondell voting stock in exchange for a share of voting preferred stock of Millennium is an arrangement entered into solely for the purpose of facilitating the Merger. In the Merger, the share of Millennium voting preferred stock held by Lyondell will be converted into a number of shares of Millennium common stock representing control of Millennium and the shares of Lyondell stock issued in exchange for the share of Millennium voting preferred stock will be returned to Lyondell. If the Merger does not occur, then, without further consideration, the share of Millennium voting preferred stock issued to Lyondell will be canceled or redeemed and the Lyondell stock issued in exchange therefor will be returned to Lyondell.

19. The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

20. Lyondell will characterize the Merger as a reorganization within the meaning of section 368(a)(1)(B) of the Code for purposes of all tax returns, wherever filed, and other filings. Neither Lyondell nor any of its affiliates (a) has taken, or will knowingly take, any action that would cause the Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code or (b) has omitted to take, or will knowingly omit to take, any action necessary to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code.

21. The Merger will be carried out in accordance with the terms of the Merger Agreement, including attachments thereto, and there are no other relevant agreements, arrangements or understandings relating to the Merger other than those described or referenced in the Merger Agreement.

Lyondell commits to inform Counsel if, for any reason, any of the foregoing representations or statements cease to be true prior to the Effective Time.

Executed this              day of             , 2004.

[Name]
[Title]

Lyondell Chemical Company

Exhibit 8.2(c)

LYONDELL CHEMICAL COMPANY

REQUIRED CONSENTS

1.	Amended and Restated Credit Agreement dated as of June 27, 2002 among Lyondell Chemical Company, the lenders party thereto, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N. A. and Citibank, N. A., as Co-Syndication Agents and Societe Generale and UBS Warburg LLC, as Co-Documentation Agents, as amended.

2.	As contemplated by Section 7.21 of the Merger Agreement, amendments and/or waivers under the Lyondell Accounts Receivables program.

Exhibit 8.3(c)

MILLENNIUM CHEMICALS INC.

REQUIRED CONSENTS

1.	Consent pursuant to the Millennium Credit Agreement.

ANNEX B

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

March 28, 2004

The Board of Directors

Lyondell Chemical Company

One Houston Center, Suite 700

1221 McKinney Street

Houston, Texas 77010

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Lyondell Chemical Company (“Lyondell”) of the Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger, dated March 28, 2004 (the “Merger Agreement”), among Lyondell, Millennium Chemicals Inc. (“Millennium”) and Aries Subsidiary LLC, a wholly owned subsidiary of Millennium (“Sub”). As more fully described in the Merger Agreement and as part of a series of related transactions, Sub will merge with and into Millennium (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Millennium (“Millennium Common Stock”) will be converted into the right to receive 1.05 (the “Exchange Ratio”) shares of the common stock, par value $1.00 per share, of Lyondell (“Lyondell Common Stock”); provided that (a) if the Daily Average Price (as defined below) is less than $20.50 and greater than $16.50, then the Exchange Ratio will be the difference between 1.4625 and the product of 0.025 and the Daily Average Price and (b) if the Daily Average Price is greater than or equal to $20.50, then the Exchange Ratio will be 0.95. As defined in the Merger Agreement, the term “Daily Average Price” means the average of the Daily Prices (as defined below) for the 20 consecutive trading days ending on the third trading day immediately prior to the closing of the Merger and the term “Daily Price” means, on any trading day, the volume weighted average price of Lyondell Common Stock on such day.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Lyondell and certain senior officers and other representatives and advisors of Millennium concerning the businesses, operations and prospects of Lyondell, Millennium and certain partnerships in which they hold interests (the “Partnerships”). We examined certain publicly available business and financial information relating to Lyondell, Millennium and the Partnerships. We also examined certain other information and data relating to Lyondell, Millennium and the Partnerships which were provided to or otherwise discussed with us by the respective managements of Lyondell and Millennium, including financial forecasts and other information and data relating to Lyondell, Millennium and the Partnerships prepared by the managements of Lyondell and Millennium (as adjusted, in the case of Millennium, by the management of Lyondell) and information relating to the potential strategic implications and operational benefits anticipated by the management of Lyondell to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Lyondell Common Stock and Millennium Common Stock; the historical and projected earnings and other operating data of Lyondell, Millennium and the Partnerships; and the capitalization and financial condition of Lyondell, Millennium and the Partnerships. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Lyondell, Millennium and the Partnerships. We also evaluated certain pro forma financial effects of the Merger on Lyondell. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

The Board of Directors

Lyondell Chemical Company

March 28, 2004

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Lyondell and Millennium that no relevant information has been omitted or remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise discussed with us (including adjustments to the financial forecasts and other information and data relating to Millennium prepared by the management of Lyondell), we have been advised by the managements of Lyondell and Millennium that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Lyondell and Millennium as to the future financial performance of Lyondell, Millennium and the Partnerships and the other matters covered thereby, and have assumed, with your consent, that the financial results reflected in such forecasts and other information and data (including the potential strategic implications and operational benefits anticipated to result from the Merger) will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Merger and related transactions will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Merger and related transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Lyondell or Millennium or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a reorganization for federal income tax purposes. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Lyondell, Millennium or the Partnerships nor have we made any physical inspection of the properties or assets of Lyondell, Millennium or the Partnerships. Our opinion, as set forth herein, relates to the relative values of Lyondell and Millennium. We are not expressing any opinion as to what the value of Lyondell Common Stock actually will be when issued or the price at which Lyondell Common Stock will trade at any time. Our opinion does not address any aspect of any related transactions, nor does our opinion address the relative merits of the Merger as compared to any alternative business strategies that might exist for Lyondell or the effect of any other transaction in which Lyondell might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Lyondell in connection with the proposed Merger, for which services we will receive a fee, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided, and currently are providing, services to Lyondell and certain of its affiliates unrelated to the proposed Merger, for which services we and such affiliates have received, and expect to receive, compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Lyondell and Millennium for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Lyondell, Millennium and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Lyondell in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

The Board of Directors

Lyondell Chemical Company

March 28, 2004

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Lyondell.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

CITIGROUP GLOBAL MARKETS INC.

ANNEX C

[Letterhead of J.P. Morgan Securities Inc.]

March 28, 2004

The Board of Directors

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, MD 21030

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Millennium Chemicals Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of the Company with a wholly owned subsidiary of the Company (the “Merger Subsidiary”). Pursuant to the Agreement and Plan of Merger dated March 28, 2004 (the “Agreement”), among the Company, the Merger Subsidiary and Lyondell Chemical Company (“Lyondell”), the Company will become a wholly owned subsidiary of Lyondell and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by Lyondell or its subsidiaries, will be converted into the right to receive a number of shares of Lyondell common stock, par value $1.00 per share (the “Lyondell Common Stock”), equal to an exchange ratio (the “Exchange Ratio”) determined based on the average of the volume weighted average price of the Lyondell Common Stock for each of the 20 consecutive trading days ending on the third trading day immediately prior to the Closing Date (as defined in the Agreement) (the “Lyondell Common Stock Price”). The Exchange Ratio shall be determined as follows: (i) if the Lyondell Common Stock Price is greater than or equal to $20.50, the Exchange Ratio shall mean 0.95; (ii) if the Lyondell Common Stock Price is less than $20.50 and greater than $16.50, the Exchange Ratio shall mean the difference between (a) 1.4625 and (b) the product of 0.025 and the Lyondell Common Stock Price; and (iii) if the Lyondell Common Stock Price is less than or equal to $16.50, the Exchange Ratio shall mean 1.05.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Lyondell and the industries in which they operate; (iii) reviewed certain financial forecasts prepared by the managements of the Company and Lyondell relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses that the Company expects to result from the Merger and related transactions (the “Synergies”); (iv) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company and Lyondell with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and Lyondell Common Stock and certain publicly traded securities of such other companies; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Lyondell with respect to certain aspects of the Merger, and the past and current business operations of the Company and Lyondell, the financial condition and future prospects and operations of the Company and Lyondell, the effects of the Merger on the financial condition and future prospects of the Company and Lyondell, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Lyondell or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the company to which such forecasts relate. We express no view as to such forecasts, including the Synergies, or the assumptions on which they were based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, that all the representations and warranties of each party contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We note that we are not legal, tax or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Merger. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or Lyondell or on the contemplated benefits of the Merger, in any respect material to our analysis.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Lyondell Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed as to whether any alternative transaction might produce consideration for the Company’s stockholders in an amount in excess of that contemplated in the Merger.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive fees from the Company for providing these services. We will receive a fee upon public announcement of the proposed Merger. This fee is not contingent upon the consummation of the Merger. We will also receive an additional fee if the proposed Merger is consummated or if the Company receives any payment from another person following or in connection with the termination, abandonment or failure to occur of the proposed Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We or our affiliates have, from time to time, provided financial advisory and financing services to the Company, Lyondell and their affiliates, including acting as lead or joint bookrunner on a number of financings (as recently as in November 2003), for which we have received customary compensation. One of our commercial bank affiliates is the agent bank for certain outstanding credit facilities for the Company and Lyondell, for which it receives customary compensation. We or one of our affiliates may also provide other financial advisory and financing services to the Company and Lyondell and/or their affiliates in the future, including acting as agent bank in connection with amendments or replacements of certain credit facilities. We write research on the Company and Lyondell. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Lyondell for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the holders of the Company Common Stock.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement and mailed to the stockholders of the Company, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

ANNEX D

[Letterhead of UBS Securities LLC]

March 28, 2004

The Board of Directors

Millennium Chemicals, Inc.

20 Wight Avenue

Suite 100

Hunt Valley, MD 21030

Dear Members of the Board:

We understand that Millennium Chemicals Inc., a Delaware corporation (the “Company”), is considering a transaction whereby Lyondell Chemical Company, a Delaware corporation (“Lyondell”), will acquire control of the Company. Pursuant to the terms of a draft Agreement and Plan of Merger (the “Merger Agreement”) Lyondell will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Lyondell (the “Transaction”). Pursuant to the terms of the Merger Agreement each of the issued and outstanding shares of the common stock of the Company, par value of $0.01 per share, including all issued and outstanding options, warrants, convertible debentures or other stock issuance agreements (the “Company Common Stock”) (other than certain shares and options specified in the Merger Agreement), will be converted into between 0.95 and 1.05 (the “Exchange Ratio”) shares of common stock, par value of $1.00 per share, of Lyondell (the “Lyondell Common Stock”) depending upon the Daily Average Price (as defined in the Merger Agreement) of Lyondell Common Stock. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock.

The financial advisory services provided by UBS Securities LLC (“UBS”) were limited to delivery of this opinion. In the past, UBS and its predecessors have provided investment banking services to the Company and Lyondell and received customary compensation for the rendering of such services. In the ordinary course of business, UBS, its successors and affiliates may trade securities of the Company or Lyondell for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of Lyondell Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have examined, and that Lyondell and the Company will comply with all the material terms of the Merger Agreement. We have not been authorized to and have not solicited indications of interest in a business combination with the Company from any party.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Lyondell, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Lyondell, including estimates and financial forecasts prepared by the management of

D-1

Lyondell and not publicly available, (iv) reviewed certain internal financial information and other data relating to the business and financial prospects of Equistar Chemicals, LP (“Equistar”), including estimates and financial forecasts prepared by the management of Lyondell and not publicly available, (v) conducted discussions with members of the senior management of the Company and Lyondell concerning the businesses and financial prospects of the Company, Lyondell and Equistar; (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Lyondell and the Company, (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (viii) considered certain pro forma effects of the Transaction on Lyondell’s financial statements, (ix) reviewed drafts of the Merger Agreement, and (x) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Lyondell, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. We have also assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company and/or Lyondell and the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ AVI LEWITTES	By:	/s/ DAVID BRADLEY
	Avi Lewittes Managing Director		David Bradley Managing Director

D-2

ANNEX E

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LYONDELL CHEMICAL COMPANY

Under Sections 242 and 245 of the

Delaware General Corporation Law

LYONDELL CHEMICAL COMPANY (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1. The current name of the corporation is Lyondell Chemical Company. The name under which the Company was originally incorporated was Lyondell Petrochemical Corporation. The original Certificate of Incorporation of the Company (as heretofore amended, the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on November 15, 1985.

2. The restatement of and amendments to the Certificate of Incorporation have been duly adopted by a resolution of the Board of Directors of the Company (the “Board of Directors”) proposing and declaring advisable this Amended and Restated Certificate of Incorporation, and the Company’s stockholders have duly approved and adopted the Amended and Restated Certificate of Incorporation, all in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. This Amended and Restated Certificate of Incorporation restates and amends the Certificate of Incorporation of the Company in its entirety. The amendments to the Certificate of Incorporation effected by this Amended and Restated Certificate of Incorporation include amendments to increase the number of authorized shares of capital stock that the Company shall have the authority to issue.

4. The capital of the Company shall not be reduced under or by reason of the foregoing amendments to the Certificate of Incorporation.

5. The Certificate of Incorporation is hereby superseded by this Amended and Restated Certificate of Incorporation, which shall henceforth be the Certificate of Incorporation of the Company.

6. The text of the Certificate of Incorporation is hereby restated and amended to read in its entirety as follows (hereinafter, the Amended and Restated Certificate of Incorporation, as it may be further amended or restated from time to time, is referred to as the “Amended and Restated Certificate of Incorporation”).

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

Name

The name of the Company is LYONDELL CHEMICAL COMPANY.

ARTICLE II

Address and Registered Agent

The address of the Company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

Description of Business

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation law of Delaware.

ARTICLE IV

Capital Stock

The aggregate number of shares of capital stock that the Company shall have authority to issue is 580,000,000, divided into two classes as follows:

(1) 500,000,000 shares of common stock issued in two series with the first series consisting of 420,000,000 shares, par value $1.00 per share (“Common Stock”), and the second series consisting of 80,000,000 shares of Series B common stock, par value $1.00 per share (“Series B Common Stock”); and

(2) 80,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).

(3) Shares of any class or series of capital stock of the Company may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine. Except as may be provided otherwise in any certificate of designation for any series of preferred stock, the number of authorized shares of any class or series of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of at least a majority of the then outstanding Voting Stock (as defined below), voting as a single class. The term “Voting Stock” shall mean all outstanding shares of all classes and series of capital stock of the Company entitled to vote generally in the election of Directors of the Company, considered as one class; and, if the Company shall have outstanding at any time shares of Voting Stock entitled to more or less than one vote for any such share, each reference in this Amended and Restated Certificate of Incorporation to a proportion or percentage in voting power of Voting Stock shall be calculated by reference to the portion or percentage of all votes entitled to be cast by holders of all such shares generally in the election of Directors of the Company.

The following is a statement of the powers, preferences and rights, and the qualifications, limitations or restrictions, of the Preferred Stock, the Common Stock and the Series B Common Stock.

SECTION I. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized from time to time to provide for the issuance of Preferred Stock in one or more series, and to establish and fix by resolution or resolutions providing for the issuance of each such series the number of shares to be included in such series and the voting and other powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of each such series, to the full extent now or hereafter permitted by law, subject to any other provision of this Amended and Restated Certificate of Incorporation. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of stock of the Company entitled to vote thereon having a majority of the votes entitled to be cast, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a separate vote of any of such holders is required pursuant to the resolution or resolutions establishing any such series of Preferred Stock.

SECTION II. COMMON STOCK

(1) Common Stock and Series B Common Stock Otherwise Identical. Except as otherwise set forth in this Article IV, the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the Common Stock and the Series B Common Stock shall be identical in all respects. The shares of Common Stock shall constitute one series of common stock and the shares of Series B Common Stock shall constitute a second series of common stock, and together the two series shall constitute one class of common stock.

(2) Dividends.

(a) Subject to any requirements with respect to preferential or participating dividends as shall be provided by the express terms of any outstanding series of Preferred Stock and subject to Section II(2)(b), holders of the Common Stock and the Series B Common Stock shall be entitled to receive such dividends thereon, if any, as may be declared from time to time by the Board of Directors.

(b) The Board of Directors shall not declare any dividend on the Common Stock without declaring a dividend in the same amount and form per share on the Series B Common Stock; provided, however, in the event a cash dividend is declared on the Common Stock, the Company may, at its option and in its sole discretion, declare and pay the corresponding dividend on shares of Series B Common Stock by issuance of additional shares of fully paid and nonassessable shares of Series B Common Stock (“PIK Dividend”). Any such PIK Dividend shall be declared at the same time and shall have the same record date as the corresponding cash dividend on Common Stock, but the payment date for any dividend on Series B Common Stock that is paid in the form of shares of Series B Common Stock shall be 10 Business Days (as defined below) after the payment date for the corresponding cash dividend on shares of Common Stock, in order that the number of shares may be calculated pursuant to the following sentence. The number of shares of Series B Common Stock to be issued in lieu of cash shall be determined by dividing the amount of the cash dividend per share declared with respect to the Common Stock by the average (calculated to the nearest thousandth) of the Daily Prices (as defined below) of the Common Stock for the ten consecutive Business Days commencing four Business Days prior to the payment date for the cash dividend on the Common Stock and ending five Business Days thereafter. For purposes of this calculation, (i) the “Daily Price” for any day shall mean the average (calculated to the nearest thousandth) of the high and low per share sales prices of the Common Stock on such day for sales conducted regular way, as such high and low per share sales prices are reported on www.nysenet.com or, if not reported thereby, another authoritative source and

(ii) “Business Day” shall mean any day on which the New York Stock Exchange, Inc. is open for trading. No fractional shares of Series B Common Stock shall be issued as a dividend pursuant to the foregoing method of valuation. Instead, the aggregate number of shares of Series B Common Stock issuable to each record holder in accordance with the foregoing method of valuation shall be rounded to the nearest whole number. The payment of dividends to holders of Series B Common Stock in shares of Series B Common Stock as set forth above shall constitute full payment of such dividend.

(3) Liquidation. In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Common Stock and the Series B Common Stock then outstanding shall be entitled to receive such assets and properties of the Company, tangible and intangible, as are available for distribution to stockholders of the Company ratably in proportion to the number of shares of Common Stock and Series B Common Stock held by each holder (such that the Common Stock and the Class B Common Stock shall be treated identically), after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of Preferred Stock are entitled by the express terms of such series.

(4) Reorganization or Merger. In the case of any reorganization, consolidation or merger involving the Company—except as otherwise approved by the affirmative vote of a majority of the outstanding shares of the Common Stock, voting as a separate class, and the affirmative vote of a majority of the outstanding shares of Series B Common stock, voting as a separate class—each holder of a share of Common Stock or Series B Common Stock shall be entitled to receive with respect to that share the same kind and amount of shares of stock and other securities and property (including cash) upon the reorganization, consolidation or merger as shall be received by a holder of a share of the other series; provided, however, that the foregoing shall not apply to (i) any merger in which the Company is the continuing corporation and which does not result in any distribution of shares of stock or other securities or property (including cash) to the holders of, or any reclassification or change in, the outstanding shares of Common Stock or Series B Common Stock or (ii) any merger in which the Company merges with or into a wholly owned subsidiary solely for the purpose of forming a holding company, whether such holding company is formed without a vote of the stockholders pursuant to Section 251(g) of the General Corporation Law of Delaware or formed with the approval of the stockholders. In the case of a merger referred to in clause (ii), each share of Common Stock and each share of Series B Common Stock outstanding immediately prior to such merger shall be converted into a share of common stock of such holding company having the same respective rights, powers and preferences, and the same respective qualifications, limitations and restrictions thereon, as the Common Stock or the Series B Common Stock, as the case may be, being converted in such merger.

(5) Voting.

(a) The holders of shares of Common Stock and the holders of shares of Series B Common Stock shall be entitled to receive notice of and to attend all meetings of the stockholders of the Company and to vote together as a single class (subject to any right that may be conferred upon holders of Preferred Stock to vote together with holders of Common Stock and/or Series B Common Stock) at all such meetings on each matter submitted to a vote of stockholders, except as otherwise provided by this Amended and Restated Certificate of Incorporation or as otherwise provided by Delaware law with respect to matters as to which the holders of one series of shares of a class of the Company’s capital stock are entitled to vote separately as a class. Each holder of shares of Common Stock and Series B Common Stock shall have the right to one vote for each share of common stock held of record on the books of the Company.

(b) Except as otherwise provided by Delaware law or Article VII hereof, the provisions of this Amended and Restated Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded, in whole or in part, without the affirmative vote of holders of at least a majority of the then outstanding shares of Voting Stock, voting together as a single class; provided, however, that, except as provided in paragraph (c) of this Section II(5), any proposal to modify, revise, alter or amend this Amended and Restated Certificate of Incorporation (whether by merger, consolidation or otherwise) in any manner that would alter or change the powers, preferences or special rights of the shares of either the Common Stock or the Series B Common Stock so as to affect them adversely also will require the approval of the holders of shares having a majority of the votes entitled to be cast by the holders of the shares of the series so affected by the proposed amendment (or if such series is Series B Common Stock, shares having 80% of such votes), voting as a separate class. Any increase in the authorized number of shares of any class or classes of stock of the Company, or the creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock, shall be deemed not to affect adversely the powers, preferences or special rights of the shares of either the Common Stock or the Series B Common Stock.

(c) The holders of Common Stock and Series B Common Stock shall vote together as a single class, and not as two separate series, on any proposal to approve (i) any reorganization, consolidation or merger in which each holder of a share of Common Stock and each holder of a share of Series B Common Stock shall be entitled to receive with respect to that share the same kind and amount of shares of stock and other securities and property (including cash) receivable upon the reorganization, consolidation or merger as shall be received by a holder of a share of the other such series, (ii) any merger of a type described in clauses (i) or (ii) of Section II(4) or (iii) any other merger in which the shares of stock receivable by the holders of Common Stock and Series B Common Stock pursuant thereto shall have the same respective rights, powers and preferences, and the same respective qualifications, limitations or restrictions, as the shares of Common Stock and the Series B Common Stock prior thereto.

(6) Conversion of Shares of Series B Common Stock into Common Stock.

(a) Shares of Series B Common Stock may be converted into shares of Common Stock at the option of the holder at any time.

(b) The Company may, at its option and in its sole discretion, at any time convert any or all shares of Series B Common Stock into shares of Common Stock.

(c) Each share of Series B Common Stock properly submitted to the Company for conversion shall be converted into one share of fully paid and nonassessable Common Stock in accordance with the following:

(i) such right shall be exercised by the holder by surrender of the certificate representing such share of Series B Common Stock to be converted to the Company at any time during normal business hours to the office of the Secretary of the Company at the principal executive offices of the Company or, if an agent for the registration of transfer of shares of Series B Common Stock is then duly appointed and acting (said agent being hereinafter called the “Transfer Agent”), then at the office of the Transfer Agent, accompanied by (x) a written notice of the election by the holder thereof to convert, (y) instruments of transfer (if so required by the Company or the Transfer Agent) in a form reasonably satisfactory to the Company or the Transfer Agent, duly executed by such holder or his duly authorized attorney and (z) transfer tax stamps or funds therefor, if required pursuant to subparagraph (iii) below;

(ii) as promptly as practicable after the surrender for conversion of a certificate representing shares of Series B Common Stock in the manner provided in the foregoing paragraph and the payment in cash of any amount required by the provisions of subparagraph (iii) below or upon the Company’s exercise of its conversion rights pursuant to Section II(6)(b), the Company will deliver or cause to be delivered at the office of the Company or the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Series B Common Stock, and all rights of the holder of such shares as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Common Stock at such time; provided, however, that if any such surrender occurs on any date when the stock transfer books of the Company shall be closed, the person or persons in whose name or names the certificate or certificates representing shares of Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders thereof and such conversion shall be deemed to have been made, immediately prior to the close of business on the next succeeding day on which such stock transfer books are open; and

(iii) the issuance of certificates for shares of Common Stock upon conversion of shares of Series B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance; provided, however, that if any such certificate is to be issued in a name other than that of the holder of the share or shares of Series B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Company the amount of any applicable tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

(d) Notwithstanding the foregoing, there shall be no conversion of shares of Series B Common Stock into shares of Common Stock pursuant to the provisions of this Section II(6) in any time period commencing with the date a dividend is declared and ending on the related record date, after which record date conversion pursuant to Sections II(6)(a),(b) and (c) above may resume.

(7) Outstanding Common Stock. Upon this Amended and Restated Certificate of Incorporation becoming effective in accordance with Section 103 of the DGCL (the “Effective Time”), each share of common stock, par value $1.00 per share, that was issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof or any other person be reclassified as one share of Common Stock.

ARTICLE V

Annual and Special Meetings of Stockholders

Any action required or permitted to be taken by the holders of the stock of the Company may be effected either at a duly called annual or special meeting of such holders or by consent in writing by such holders. Except as otherwise required by law, special meetings of stockholders of the Company may be called only by the written consent of the stockholders owning a majority of the capital stock issued and outstanding and entitled to vote or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or by the Chairman of the Board.

ARTICLE VI

Directors

(1) The business and affairs of the Company shall be managed by the Board of Directors, and the directors need not be elected by ballot unless required by the By-Laws of the Company. The number of the directors of the Company shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Company.

(2) Nominations for the election of directors may be made by the Board of Directors or by any record owner of stock of the Company.

(3) Newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, by a sole remaining director or by the affirmative vote of the majority of all votes entitled to be cast by the holders of stock of the Company at a duly called annual or special meeting of such holders or by consent in writing by such holders. Any director elected in accordance with the preceding sentence shall hold office until such director’s successor shall have been elected and qualified or until the director’s earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(4) Any one or more directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

(5) The Board of Directors shall have the power to adopt, amend and repeal the By-Laws of the Company.

ARTICLE VII

Directors’ Liability

To the fullest extent permitted by the General Corporation Law of Delaware as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of this Article VII by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification or with respect to events occurring prior to such time. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of not less than 66 2/3 percent of all votes entitled to be cast by the holders of stock of the Company shall be required to amend or repeal this Article VII or to adopt any provision inconsistent herewith.

ARTICLE VIII

Other Considerations

The Board of Directors of the Company, when evaluating any offer of a person, other than the Company itself, to (a) make a tender or exchange offer for any equity security of the Company, (b) merge or consolidate the Company with another person or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Company shall, in connection with the exercise of its business judgment in determining what is in the best interests of the Company and its stockholders, be entitled to give due consideration to all factors that the Board of Directors determines to be relevant, including without limitation the social and economic effects on the employees, customers, suppliers and other constituents of the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this              day of             , 2004.

LYONDELL CHEMICAL COMPANY

By:
Name:
Title:

ANNEX F

LYONDELL CHEMICAL COMPANY

AMENDED AND RESTATED 1999 INCENTIVE PLAN

(As Amended and Restated Effective April 8, 2004)

1.	Objectives. This Lyondell Chemical Company Amended and Restated 1999 Incentive Plan (the ”Plan”) is intended to:

♦Focus	Participants on key measures to create value for the Company’s shareholders

♦Provide	significant upside and downside award potential commensurate with shareholder value creation

♦Encourage	a long-term management perspective and reward for sustained long-term performance

♦Enhance	the ability of Lyondell to attract and retain highly talented and competent individuals

♦Reinforce	a team orientation among top management

♦Encourage	ownership of the Company’s stock among top management

2.	Definitions. The terms set forth below have the following respective meanings:

“Annual Cash Award” means a Cash Award payable for a particular calendar year and which is not associated with another type of Award.

“Award” means any Option, Performance Unit, Restricted Stock, Cash Award or Stock Appreciation Right, granted singly, in combination or in tandem, and granted to a Participant under the terms, conditions and limits as the Committee establishes to fulfill the Plan objectives.

“Award Agreement” means an agreement in the form prescribed by the Committee that sets forth an Award’s terms, conditions and limits.

“Board” means the Board of Directors of the Company.

“Cash Award” means any award payable in cash, including Annual Cash Awards or Cash Awards associated with any other Award.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means the Company’s common stock, par value $1.00 per share.

“Committee” means the Compensation Committee of the Board or any other committee of independent directors appointed by the Board to administer the Plan.

“Company” means Lyondell Chemical Company.

“Effective Date” means April 8, 2004, the effective date of the Plan restatement.

“Employee” means an individual employed by the Company or a Subsidiary.

“Exercise Price” means the price at which the Option Shares may be purchased under the terms of the Award Agreement.

“Fair Market Value” of a share of Common Stock means, on a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the closing price per share of Common Stock reported on the consolidated transaction reporting system for the principal national securities exchange listing shares of Common

Stock on that date, or, if there has been no sale reported on that date, on the last preceding date when a sale was reported, (ii) if shares of Common Stock are not listed but are quoted on the NASDAQ National Market, the closing price per share of Common Stock reported by the NASDAQ National Market on that date, or, if there has been no sale reported on that date, on the last preceding date when a sale was reported, (iii) if the Common Stock is neither listed nor quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for that date, on the last preceding date when quotations are available, as reported by the NASDAQ Stock Market, or, if not reported by the NASDAQ Stock Market, by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for that purpose.

“Grant Date” means the date the Committee grants an Award.

“Option” means a right to purchase a particular number of shares of Common Stock at a particular Exercise Price, subject to terms and conditions in the Plan and Award Agreement.

“Option Shares” means the shares of Common Stock covered by a particular Option.

“Participant” means an Employee to whom an Award has been granted under this Plan, or a former Employee who still holds an outstanding Award.

“Performance-Based Award” means an Award that is paid, vested or otherwise deliverable solely based on achieving one or more Performance Goals, as provided in Section 6(a).

“Performance Goal” means a standard established by the Committee to determine whether Performance-Based Awards are earned, in whole or in part.

“Performance Shares” means the contingent right to receive an amount in cash or Common Stock, as determined at the Committee’s sole discretion, that is subject to attaining one or more Performance Goals, as issued under the Plan prior to the Effective Date and subject to the Plan limits then in effect.

“Performance Unit” means the contingent right, subject to attaining one or more Performance Goals, to receive an amount in cash or Common Stock, as the Committee determines in its sole discretion.

“Phantom Stock” means a right to receive the value of a specified number of shares of Common Stock, as issued under the Plan prior to the Effective Date and subject to the Plan limits then in effect.

“Plan” means the Lyondell Chemical Company Amended and Restated 1999 Incentive Plan, as amended from time to time.

“Restricted Stock” means shares of Common Stock that are restricted or subject to forfeiture provisions.

“Stock Appreciation Rights” or “SARs” means the right to receive an amount in cash or Common Stock, as determined at the Committee’s sole discretion, equal to the appreciation in value of a specified number of shares of Common Stock over a particular period of time.

“Subsidiary” means (i) any corporation, limited liability company or similar entity of which the Company directly or indirectly owns equity interests representing more than 50% of the voting power of all classes of equity interests of the entity which have the right to vote generally on matters submitted to a vote of the equity holders of that entity, (ii) LYONDELL-CITGO Refining LP so long as the Company maintains an equity ownership interest equal to at least 25%, or (iii) any other entity in which the Company has an equity ownership interest of at least 25%, so long as the entity is designated by the Committee as a Subsidiary for Plan purposes; provided, however, for Options intended to qualify as incentive stock options within the meaning of Code Section 422, “Subsidiary” means a subsidiary as defined in Code Section 424(f) or any successor provision.

3.	Plan Administration and Designation of Participants.

(a) Eligibility. All Employees who, in the Committee’s judgment, are in a position to contribute significantly to its long-term profit and growth objectives are eligible for Awards under this Plan. The Committee shall select the Participants from time to time by granting Awards under the Plan and, subject to the Plan terms and conditions, shall determine all Award terms and conditions.

(b) Administration. The Plan is administered by the Committee, which has full and exclusive power to interpret this Plan and to adopt rules, regulations and guidelines to carry out this Plan as it deems necessary or appropriate. The Committee may delegate its Plan duties to the Company’s Chief Executive Officer or other senior officers subject to the Committee’s rules and regulations. The Committee, in its discretion, may retain an outside administrator’s services to perform any of its functions. The Committee, in its discretion, may extend an Award’s exercisability, accelerate an Award’s vesting or exercisability, eliminate or make less restrictive any restrictions contained in an Award Agreement, waive any Plan or Award Agreement restriction or other provision or otherwise amend or modify an Award in any manner if (i) the amendment or modification is not adverse to the Participant holding the Award or (ii) the Participant consents to the amendment or modification. The Committee may grant an Award to an individual whom it expects to become an Employee of the Company or any of its Subsidiaries within the following six months, with the Award subject to the individual’s actually becoming an Employee within that time, and subject to other terms and conditions the Committee establishes. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any Committee decision on Plan interpretation and administration is within its sole and absolute discretion and shall be final, conclusive and binding on all parties.

No Committee member and no Company officer to whom the Committee has delegated authority according to this Plan shall be liable for anything done or omitted to be done by him or her while performing any Plan duties, except for his or her own willful misconduct or as expressly provided by statute.

4. Award Agreement. Each Award granted, other than an Annual Cash Award, shall be described in an Award Agreement, which shall be subject to Plan terms and conditions. Annual Cash Awards shall be subject to guidelines established by the Committee.

5. Shares of Common Stock Available for Awards.

(a) Plan Limits. Subject to Section 11, no Award shall be granted if it results in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to outstanding Awards exceeding 26 million shares. No more than 6,500,000 shares of Common Stock shall be available for issuance or delivery pursuant to Awards of Restricted Stock, Performance Shares, Phantom Stock or Performance Units (to the extent settled in shares of Common Stock). No more than 1,000,000 shares of Common Stock shall be available for Incentive Stock Options. The number of shares of Common Stock that are the subject of Plan Awards that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards under this Plan. If the purchase price of any Award granted under the Plan is satisfied by tendering or withholding shares of Common Stock to the Company, or if the tax withholding obligation resulting from the settlement of any such Award is satisfied by tendering or withholding shares of Common Stock, only the number of shares of Common Stock issued net of the shares of Common Stock tendered or withheld shall be deemed delivered for purposes of determining usage of shares against the maximum number of shares of Common Stock available for delivery under the Plan or any sublimit set forth above.

Shares of Common Stock delivered under the Plan as an Award or in settlement of an Award issued or made (a) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the shareholder approval requirements of the New York Stock Exchange for equity compensation plans applies.

(b) Participant Limits.

(i) No Participant may be granted, during the Plan’s term, Options or Stock Appreciation Rights covering or relating to more than 6,500,000 shares of Common Stock.

(ii) No Participant may be issued, during the Plan’s term, more than 1,500,000 shares of Common Stock in connection with Awards of Restricted Stock or Performance Units (to the extent actually settled in shares of Common Stock).

(iii) No Participant may receive with respect to Performance Units (payable in cash) a payout in any calendar year in excess of 0.5% of the Company’s cumulative Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) over the applicable performance period.

(iv) No Participant may receive with respect to an Annual Cash Award a payout in any calendar year in excess of $4,000,000.

(c) Board and Committee Procedures. The Committee, from time to time, may adopt and observe procedures to count shares against the Plan maximum and any sublimit as it deems appropriate including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national stock exchange on which the Common Stock is listed or any applicable regulatory requirement. The Board and the appropriate Company officers, from time to time, shall take whatever actions are necessary to file required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available to be issued according to Awards.

6. Types of Awards.

(a) Performance-Based Awards. Without limiting the type or number of Awards that may be made under the other Plan provisions, an Award may be a Performance-Based Award. Performance-Based Awards are Awards that shall be paid, vested or otherwise deliverable solely because one or more pre-established, objective Performance Goals established by the Committee prior to the earlier of (x) 90 days after the beginning of the service period to which the Performance Goal relates or (y) 25% of the service period lapses (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party with knowledge of the relevant facts could determine whether the goal is met. A Performance Goal may be based on one or more business criteria that apply to the Employee, to one or more Company business units, or to the Company as a whole, and may include one or more of the following: EBITDA, economic value, economic value added, increased revenue, net income, stock price, market share, earnings per share, return on equity, return on assets, decrease in costs, shareholder value, net cash flow, total shareholder return, return on capital, return on investment capital, operating income, funds from operations, cash flow, cash from operations, after-tax operating income, total market value and corporate operations and values measures (including ethics, environmental and safety compliance). Performance Goals may be established based on the aforementioned criteria for Performance Units payable in cash, but in no event may the payout exceed the formula limit set forth in Section 5(b)(iii). Prior to paying any compensation based on achieving Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms were satisfied. It is the Plan’s intent to conform with the standards of Code Section 162(m) and Treasury Regulation Section 1.162-27(e)(2)(i) in interpreting Plan provisions applicable to Performance Goals and Performance-Based Awards, and, unless the Committee determines otherwise at the time the Award is granted, the Committee shall be guided by these standards when establishing goals and interpreting the Plan. A Performance-Based Award may include Performance Units, Options, Restricted Stock, Stock Appreciation Rights or Cash Awards.

(b) Options. Options granted to Employees may be either incentive stock options within the meaning of Code Section 422 or nonqualified options within the meaning of Code Section 83. An Option’s Exercise Price shall not be less than the Fair Market Value of a share of Common Stock on the Option Grant Date and shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date of any outstanding Option relinquished to grant a new Option. The term of an Option may not exceed 10 years from the date of grant. The Committee shall determine Option Award terms, conditions and limits; provided, however, that the Committee shall not award more than 5% of the number of shares of Common Stock subject to the Plan pursuant to Option Awards with a vesting period that provides for full vesting in less than three years after the date of grant. However, Options may vest earlier, as the Committee deems appropriate, on death, disability or retirement or an event which constitutes a “Transaction” under Section 11. Furthermore, the Committee may, in its discretion, provide that an Option may be settled by a payment by the Company in cash or shares of Common Stock equal to the difference between the Fair Market Value of the shares of Common Stock subject to the Option on the date of exercise and the Option Exercise Price.

(c) Performance Units. An Award may be made as Performance Units. Performance Units shall be payable in cash, unless the Committee specifically determines that a Performance Unit Award shall be payable in shares of Common Stock, or a combination of cash and shares of Common stock. The Committee shall determine Performance Unit Award terms, conditions and limits.

(d) Restricted Stock. An Award may be made as shares of Common Stock or Restricted Stock. The terms, conditions, and limits applicable to any Award of shares of Common Stock or Restricted Stock under this Plan shall be determined by the Committee; provided, however, that the Committee shall not award more than 5% of the number of shares of Common Stock subject to the Plan as Restricted Stock Awards with a restriction period that provides for full vesting in less than three years after the date of grant. However, Restricted Stock Awards may vest earlier, as the Committee deems appropriate, on death, disability or retirement or an event which constitutes a “Transaction” under Section 11.

(e) Stock Appreciation Rights. An Award may be made as SARs. An SAR’s exercise price shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date. The Committee shall determine SAR terms, conditions, and limits.

(f) Cash Awards. An Award may be made as a Cash Award. The Committee shall determine Cash Award terms, conditions and limits.

7. Award Payment.

(a) General. Payment of Awards may be made as cash or Common Stock or in combination and may include such restrictions as the Committee determines including, in the case of Common Stock, restrictions on transfer and forfeiture provisions.

(b) Deferral. The Committee, in its discretion, may (i) permit selected Participants to defer payments of some or all types of Awards according to procedures established by the Committee or (ii) provide for Award deferral in an Award Agreement or otherwise. Any deferral may be made as installment payments or as a future lump sum payment. Any deferred payment elected by the Participant or specified by the Award Agreement or by the Committee may be forfeited if and to the extent provided in the Award Agreement.

(c) Dividends and Interest. Dividends or dividend equivalent rights may be extended to and made part of any Award of Common Stock or units of Common Stock, subject to the terms, conditions and restrictions the Committee establishes. The Committee may also establish rules and procedures to credit interest on deferred cash payments and dividend equivalents for deferred payment of Common Stock or units of Common Stock.

(d) Substitution of Awards. At the Committee’s discretion, a Participant may be offered an election to substitute an Award for another Award or Awards of the same or different type.

8. Stock Option Exercise. The price to purchase shares of Common Stock under an Option shall be paid in full at exercise in cash or, if the Committee permits, by tendering Common Stock or surrendering all or part of that or any other Award, including Restricted Stock, valued at Fair Market Value on the exercise date, or any combination. The Committee shall determine acceptable methods to tender Common Stock or Awards to exercise an Option. The Committee may establish procedures to exercise or purchase Awards by using proceeds from the sale of Common Stock issuable under an Award. Unless the Award Agreement provides otherwise, if shares of Restricted Stock are tendered as consideration for an Option exercise, a number of the shares issued on the Option exercise, equal to the number of shares of Restricted Stock used as consideration, shall be subject to the same restrictions as the Restricted Stock submitted as well as any additional restrictions the Committee imposes.

9. Employment Termination. Upon a Participant’s employment termination, any unexercised, deferred or unpaid Awards shall be treated according to the specific Award Agreement for the Award. Unless the Award Agreement provides otherwise, each Option Award granted under this Plan shall immediately terminate to the extent the Option is not vested (or does not become vested as a result of employment termination) on the date the Participant terminates employment with the Company or its Subsidiaries.

10. Assignability. Except as otherwise provided in this Plan, a Participant shall not sell, transfer, pledge, assign or otherwise alienate or hypothecate an Award other than by marital property settlement or similar domestic relations agreement, decree or order, or by will or the laws of descent and distribution. During the Participant’s lifetime, any Award shall be exercisable only by him, or, if the Participant is mentally incapacitated, the Award shall be exercisable by his guardian or legal representative. The Committee may prescribe and include other restrictions on transfer in applicable Award Agreements. Any attempted assignment or transfer in violation of this Section shall be null and void. At the Participant’s death, the Participant’s personal representative or other person entitled to succeed to his rights (the “Successor Participant”) may exercise these rights. A Successor Participant must furnish proof satisfactory to the Company of his or her right to exercise the Award under the Participant’s will or applicable descent and distribution laws.

Subject to approval by the Committee in its sole discretion, all or a portion of the Awards granted to a Participant under the Plan may be transferable by the Participant, to the extent and only to the extent specified in that approval, to (i) the Participant’s children or grandchildren (“Immediate Family Members”), (ii) a trust or trusts for the Immediate Family Members’ exclusive benefit (“Immediate Family Member Trusts”), or (iii) a partnership or partnerships in which Immediate Family Members have at least ninety-nine percent (99%) of the equity, profit and loss interests (“Immediate Family Member Partnerships”), if the Award Agreement under which the Awards are granted (or any amendment) expressly provides for transfer consistent with this Section. Subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution, unless transfers are made to the original Participant or a person to whom the original Participant could have made a transfer as described above. No transfer shall be effective unless and until the Committee is provided written notice of the transfer, in the form and manner the Committee prescribes. Following transfer, Awards shall continue to be subject to the same terms and conditions which applied immediately prior to transfer, and, unless otherwise provided, the term “Participant” also refers to the transferee. The consequences of the Original Participant’s employment termination continue to apply after the transfer; following employment termination of the Original Participant, the Awards shall be exercisable by the transferee only to the extent and for the periods specified in this Plan and the Award Agreement.

11. Adjustments.

(a) The existence of outstanding Awards shall not affect, in any manner, the Company’s or its partners’ right or power to make or authorize any or all adjustments, recapitalization, reorganizations or other changes in ownership of the Company or its business or any Company merger or consolidation, or any bonds, debentures, preferred or prior preference stock issue or other obligations (whether or not the issue is prior to, on a parity with or junior to the Common Stock), or the Company’s dissolution or liquidation, or any sale or transfer of all or any part of its assets or business, or any other Company act or proceeding of any kind, whether or not similar to the acts or proceedings described above.

(b) The Committee shall adjust (i) the number of shares of Common Stock reserved under this Plan and covered by outstanding Awards and related Plan and individual Participant Award limits; (ii) the Exercise Price for these Awards; and (iii) the appropriate Fair Market Value and other price determinations for these Awards on any Common Stock distribution or split, recapitalization, extraordinary distribution, merger, consolidation, combination or exchange of shares of Common Stock or similar change or on the occurrence of any other event that the Committee, in its sole discretion, deems appropriate,

(c) On a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation (hereafter referred to as a “Transaction”), the Board is authorized (i) to issue or assume Awards by substituting new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of the adjustment, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, Awards or (iii) on a Transaction where the Company is not the surviving corporation, to (A) cancel Options or SAR Awards and give the Participants who hold these Awards notice and opportunity to exercise for 30 days prior to cancellation or (B) settle Option or SAR Awards by a cash payment equal to the difference between the Fair Market Value per share of Common Stock on the Transaction date and the Award’s Exercise Price, multiplied by the number of shares subject to the Award.

12. Purchase for Investment. Unless the Awards and shares of Common Stock covered by this Plan have been registered under the Securities Act of 1933, as amended, the Company may require each person receiving shares of Common Stock pursuant to an Award to represent, in writing in form and substance satisfactory to the Company, that he is acquiring the shares for his own account for investment and does not intend to sell the shares in connection with their distribution.

13. Tax Withholding. The Company shall have the right to deduct applicable taxes from any Award payment and, on delivery or at vesting of cash or shares of Common Stock, withhold an appropriate amount of cash or number of shares of Common Stock or a combination to pay taxes required by law or to take other action necessary, in the Company’s opinion, to satisfy all withholding obligations for taxes. The Committee may also satisfy withholding obligations for any Award payable in shares of Common Stock by transferring shares of Common Stock up to the required withholding amount to the Company prior to any distribution of shares of Common Stock to the Participant. If shares of Common Stock are used to satisfy tax withholding, the shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

14. Amendments or Termination. The Committee may amend, alter, or discontinue the Plan. However, no amendment, alteration or discontinuation, except a Plan amendment to comply with applicable law, regulations or exchange requirements, shall impair a Participant’s rights under any Award previously granted without the Participant’s consent. No Awards shall be granted more than ten years after the Effective Date.

In addition, no Plan amendment shall be made without approval of the Company’s shareholders (i) if the Committee determines shareholder approval is required by applicable law, regulations or exchange requirements, or (ii) if the amendment would result in any of the following applying to more than 5% of the number of shares of Common Stock subject to the Plan:

(a) expand the classes of persons to whom Awards may be made under Section 3;

(b) increase the number of shares of Common Stock authorized for grant under Section 5;

(c) increase the number of shares which may be granted under Awards to any single Participant under Section 5;

(d) increase the number of shares available for Restricted Stock Awards;

(e) allow creation of additional types of Awards;

(f) allow a shorter restriction period than permitted under Section 6(d); or

(g) materially change the provisions of this paragraph of Section 14.

Furthermore, in no event may outstanding Options be repriced, directly or indirectly, without approval of the Company’s shareholders. The Committee may amend, prospectively or retroactively, the terms of any Option or other Award granted, but no amendment shall (a) cause a Performance-Based Award which the Committee intends to qualify for Code Section 162(m) exemption to cease to qualify for that exemption or (b) impair any Participant’s rights without the Participant’s consent, except when a Plan or Award amendment is made to comply with applicable law, regulations or exchange requirements.

15. Restrictions. No shares of Common Stock or other payment form shall be issued under any Award unless the Company is satisfied, based on the advice of its counsel, that the issuance will comply with applicable federal and state securities laws. An Award Agreement may include provisions for the Company to repurchase shares of Common Stock acquired by an Award and to repurchase the Participant’s Option rights.

16. Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established for Participants who are entitled to cash, shares of Common Stock or other Plan rights, the accounts shall be used merely as a bookkeeping convenience. The Company is not required to segregate any assets represented by cash, shares of Common Stock or other rights, nor shall this Plan be construed to provide for segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, shares of Common Stock or other rights granted under this Plan. Any Company liability or obligation to any Participant for a grant of cash, shares of Common Stock or other rights under this Plan shall be based solely upon any contractual obligations created by this Plan and any Award Agreement, and no Company liability or obligation shall be considered to be secured by any pledge or other encumbrance on Company property. The Company, the Board, the Committee or a Subsidiary shall not be required to give any security or bond relating to performing any obligation created by this Plan.

17. Miscellaneous. No Award shall impose any obligation on the Company to maintain any Participant as an Employee and shall not diminish the Company’s power to discharge any Participant at any time.

18. Governing Law. This Plan and all determinations made and actions taken pursuant to it shall be governed by and construed according to the laws of the State of Texas, to the extent not otherwise governed by mandatory provisions of the Code or the United States securities laws.

19. Effective Date. This Plan was originally effective January 1, 1999 and was originally approved by Company shareholders in May 1999 and was reapproved by Company shareholders in May 2002 and on             , 2004. This Plan is amended and restated as of the Effective Date.

LYONDELL CHEMICAL COMPANY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Lyondell’s Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to it or any of its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Any repeal or modification of such provision shall not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by Lyondell’s certificate of incorporation or by-laws, a vote of shareholders or disinterested directors, agreement or otherwise.

By-laws

Lyondell’s Amended and Restated By-laws (“By-laws”) contain indemnification rights for its directors and officers. Specifically, the By-laws provide that Lyondell shall indemnify its officers and directors with respect to all matters to which Section 145 of the Delaware General Corporation Law may in any way relate, to the fullest extent permitted or allowed by the laws of the State of Delaware. Further, Lyondell may maintain insurance to protect itself and any of its directors and officers or directors or officers of another corporation, partnership, joint venture, trust or other enterprise against expense, liability or loss. Lyondell may also enter into indemnity agreements with persons who are members of its board of directors, its elected officers and with other persons as the board of directors may designate.

Indemnity Agreements

Lyondell has entered or will enter into indemnity agreements (“Indemnity Agreements”) with each of its present and future directors and officers (individually, the “Indemnitee” and collectively, the “Indemnitees”). Each provides for the indemnification of and the advancing of expenses to the Indemnitee to the fullest extent permitted by Delaware law. More specifically, each Indemnity Agreement provides (i) that an Indemnitee is automatically entitled to indemnification for expenses to the extent an Indemnitee (including the Indemnitee’s estate, heirs, executors, and administrators) is successful in defending any indemnifiable claim whether on the merits or otherwise, (ii) that an Indemnitee is entitled to the advancement of expenses during the pendency of a proceeding, (iii) that Lyondell has the burden of proving that an Indemnitee is not entitled to indemnification and negates certain presumptions that may otherwise be drawn against an Indemnitee, (iv) a mechanism through which an Indemnitee may seek court relief in the event the Reviewing Party (as defined in the Indemnity Agreements) determines that the Indemnitee would not be entitled to be indemnified, (v) that an Indemnitee is entitled to indemnification against all expenses (including attorneys’ fees) incurred in seeking to collect an indemnity claim or advancement of expenses from Lyondell and (vi) that after there has been a Change of Control (as defined in the Indemnity Agreements), all of Lyondell’s determinations regarding a right to indemnity, and the right to advancement of expenses, shall be made by independent legal counsel.

In the event of a Potential Change in Control (as defined in the Indemnity Agreements), the Indemnity Agreements require Lyondell, upon written request of the Indemnitee, to create a trust to indemnify the Indemnitee and to fund such trust in an amount sufficient to cover expenses reasonably anticipated. Upon a Change of Control, the trust would become irrevocable and the funds committed to such trust would not be available to Lyondell for use as working capital. All unexpended funds in the trust will revert to Lyondell upon a final court determination that an Indemnitee has been fully indemnified under the terms of the Indemnity Agreement.

Indemnitees’ rights under the Indemnity Agreements are not exclusive of any other rights they may have under Delaware Law, directors’ and officers’ liability insurance, its By-laws or otherwise. However, the Indemnity Agreements do prevent double payment.

If, in the future, because of changes in Delaware Law or otherwise, Lyondell determines that the Indemnity Agreements do not provide indemnification to the fullest extent of the Delaware law, Lyondell intends to amend such agreements, or enter into new agreements with directors and officers, to provide, in its judgment, for full indemnification.

Lyondell believes that the By-laws and the Indemnity Agreements are largely confirmatory of Delaware law. However, the provisions of the By-laws and the Indemnity Agreements apply to proceedings arising from acts or omissions occurring before or after their respective adoption or execution. In addition, the contract right explicitly created in the Indemnity Agreements gives the Indemnitee protection against a subsequent, adverse change in the indemnification provisions of its By-laws, such as might occur in the event of a Change of Control (as defined in the Indemnity Agreements). Upon a Change of Control, the establishment of a trust fund pursuant to the Indemnity Agreements might facilitate indemnification payments, but would not broaden the rights to indemnity thereunder. Furthermore, under the Delaware Law, the advance of litigation expenses is discretionary; under the Indemnity Agreements, such advance is mandatory absent a special determination to the contrary. Litigation expenses incurred by an Indemnitee in a proceeding to seek recovery of amounts due under the Indemnity Agreement are recoverable under the Indemnity Agreement if the Indemnitee is successful in whole or in part. In the absence of the Indemnity Agreement, such expenses might not have been recoverable.

Unlike Delaware law, which authorizes the payment of expenses (including legal fees) in a shareholders’ derivative suit, but not of any other amounts, such as fees or settlements, the Indemnity Agreements do not distinguish between indemnification for claims brought by or in the right of Lyondell Chemical Company and indemnification for claims brought by third parties. Accordingly, Lyondell would be permitted under an Indemnity Agreement to indemnify an Indemnitee within the limits established by law and public policy.

Item 21. Exhibits and Financial Statements Schedules.

(a) List of Exhibits

Exhibit No.	Description of Exhibit

**2.1	Agreement and Plan of Merger, dated March 28, 2004, by and among Lyondell Chemical Company, Millennium Chemicals Inc., and Millennium Subsidiary LLC (filed as an exhibit to Lyondell’s Current Report on Form 8-K filed on March 29, 2004 and incorporated herein by reference).

**3.1	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Current Report on Form 8-K filed on October 22, 2002 and incorporated herein by reference).

**3.2	Amended and Restated By-Laws of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

**4.1	Specimen common stock certificate (filed as an exhibit to Lyondell’s Registration Statement on Form S-1 (No. 33-25407) and incorporated herein by reference).

**4.2	Rights Agreement dated as of December 8, 1995 between Lyondell Chemical Company and the Bank of New York, as Rights Agent (filed as an exhibit to Lyondell’s Current Report on Form 8-K dated December 8, 1995 and incorporated herein by reference).

**4.2(a)	Amendment to Rights Agreement dated August 22, 2002 (filed as an exhibit to Lyondell’s Current Report on Form 8-K dated as of August 22, 2002 and incorporated herein by reference).

**4.2(b)	Amendment to Rights Agreement dated January 1, 2003 (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

*5.1	Opinion of Baker Botts L.L.P. regarding legality of securities being issued.

*8.1	Opinion of Baker Botts L.L.P., counsel to Lyondell Chemical Company, as to certain U.S. federal income tax consequences of the transaction.

*8.2	Opinion of Weil, Gotshal & Manges LLP, counsel to Millennium Chemicals Inc., as to certain U.S. federal income tax consequences of the transaction.

**12.1	Statement Setting Forth Detail for Computation of Ratios (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

**21.1	Subsidiaries of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

Exhibit No.	Description of Exhibit

*23.1	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Lyondell Chemical Company.

*23.2	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Millennium Chemicals Inc.

*23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).

*23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2).

†24.1	Powers of Attorney for Lyondell Chemical Company.

†99.1	Consent of Citigroup Global Markets Inc., financial advisor to Lyondell Chemical Company.

†99.2	Consent of J.P. Morgan Securities Inc., financial advisor to Millennium Chemicals Inc.

†99.3	Consent of UBS Securities LLC, financial advisor to Millennium Chemicals Inc.

*99.4	Form of Proxy Card for Lyondell.

*99.5	Form of Proxy Card for Millennium.

†	Previously filed.
*	Filed herewith.
**	Incorporated by reference from the filing indicated.

Item 22. Undertakings.

(a) Reg. S-K, Item 512(a) Undertaking: The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Reg. S-K, Item 512(b) Undertaking: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Reg. S-K, Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Reg. S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) Form S-4, Item 22(b) Undertaking: The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) Form S-4, Item 22(c) Undertaking: The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Lyondell Chemical Company has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on June 18, 2004.

LYONDELL CHEMICAL COMPANY

By:	/s/ KERRY A. GALVIN
Kerry A. Galvin Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on June 18, 2004.

Signature	Title

* Dr. William T. Butler	Chairman of the Board

/s/ DAN. F. SMITH Dan F. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)

* Carol A. Anderson	Director

* Travis Engen	Director

* Danny W. Huff	Director

* Stephen F. Hinchliffe, Jr.	Director

* David J. Lesar	Director

* Dudley C. Mecum	Director

* Dr. William R. Spivey	Director

* Dr. Ray R. Irani	Director

* Stephen I. Chazen	Director

/s/ T. KEVIN DENICOLA T. Kevin DeNicola	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ CHARLES L. HALL Charles L. Hall	Vice President and Controller (Principal Accounting Officer)

*By:	/s/ KERRY A. GALVIN
Kerry A. Galvin, as Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

**2.1	Agreement and Plan of Merger, dated March 28, 2004, by and among Lyondell Chemical Company, Millennium Chemicals Inc., and Millennium Subsidiary LLC (filed as an exhibit to Lyondell’s Current Report on Form 8-K filed on March 29, 2004 and incorporated herein by reference).

**3.1	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Current Report on Form 8-K filed on October 22, 2002 and incorporated herein by reference).

**3.2	Amended and Restated By-Laws of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

**4.1	Specimen common stock certificate (filed as an exhibit to Lyondell’s Registration Statement on Form S-1 (No. 33-25407) and incorporated herein by reference).

**4.2	Rights Agreement dated as of December 8, 1995 between Lyondell Chemical Company and the Bank of New York, as Rights Agent (filed as an exhibit to Lyondell’s Current Report on Form 8-K dated December 8, 1995 and incorporated herein by reference).

**4.2(a)	Amendment to Rights Agreement dated August 22, 2002 (filed as an exhibit to Lyondell’s Current Report on Form 8-K dated as of August 22, 2002 and incorporated herein by reference).

**4.2(b)	Amendment to Rights Agreement dated January 1, 2003 (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

*5.1	Opinion of Baker Botts L.L.P. regarding legality of securities being issued.

*8.1	Opinion of Baker Botts L.L.P., counsel to Lyondell Chemical Company, as to certain U.S. federal income tax consequences of the transaction.

*8.2	Opinion of Weil, Gotshal & Manges LLP, counsel to Millennium Chemicals Inc., as to certain U.S. federal income tax consequences of the transaction.

**12.1	Statement Setting Forth Detail for Computation of Ratios (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

**21.1	Subsidiaries of Lyondell Chemical Company (filed as an exhibit to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

*23.1	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Lyondell Chemical Company.

*23.2	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm for Millennium Chemicals Inc.

*23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).

*23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2).

†24.1	Powers of Attorney for Lyondell Chemical Company.

†99.1	Consent of Citigroup Global Markets Inc., financial advisor to Lyondell Chemical Company.

†99.2	Consent of J.P. Morgan Securities Inc., financial advisor to Millennium Chemicals Inc.

†99.3	Consent of UBS Securities LLC, financial advisor to Millennium Chemicals Inc.

Exhibit No.	Description of Exhibit

*99.4	Form of Proxy Card for Lyondell.

*99.5	Form of Proxy Card for Millennium.

†	Previously filed.
*	Filed herewith.
**	Incorporated by reference from the filing indicated.